129



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acom Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 02 2005

**NEW ADDRESS

FILE NO. 82- 4121

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 12/1/05

Regaining Growth Power

—Strategic Expansion for Winning over the Competition—

Annual Report 2005

Year ended March 31, 2005

acom

Corporate Philosophy

Based on our twin mottos of "respecting other people" and "putting the customer first," we will continue to pursue an innovative and creative style of corporate management aimed at helping our customers realize happier and more fulfilling personal lives.

In 1936, ACOM was founded on the ideal of "extending the feeling of confidence from people to people." Since then, we have always sought to develop our business by establishing an unshakable mutual trust between us and our customers.


acom

ACOM is an acronym created from the following three words:

Moderation

We are hard-working and humble as we carry out our business of helping our customers achieve satisfying lives.

Confidence

We strive to establish an unshakable mutual trust between us and our customers.

Affection

We constantly attempt to have heart-warming relations with our customers that are based on their interests.

Contents

Notes:

1. Forward-Looking Statements
   The figures contained in this annual report with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to management and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt and legal limits on interest rates charged by ACOM.
2. All amounts are truncated to the nearest expressed unit.
3. Percentage figures are a result of rounding.

Financial Highlights

ACOM CO., LTD. and Subsidiaries

Years ended March 31	2002	2003	2004	2005
	Millions of yen			
For the year:				
Profit and loss related				
Operating income	414,918	437,572	434,968	**433,965**
Operating expenses	243,669	290,877	314,577	**289,604**
Bad-debt-related expenses *1	72,047	115,671	140,505	**108,453**
Operating expenses excluding bad-debt-related expenses	171,622	175,206	174,072	**181,151**
Operating profit	171,248	146,695	120,391	**144,361**
Net income	95,637	75,096	70,319	**81,533**
Cash flow related				
Net cash provided by (used in) operating activities	(46,554)	47,550	164,158	**141,014**
Net cash provided by (used in) investing activities	(5,590)	(8,191)	(5,398)	**(17,350)**
Net cash provided by (used in) financing activities	67,639	7,906	(166,105)	**(136,508)**
Free cash flow	(52,144)	39,359	158,760	**123,664**
At year-end:				
Total assets	2,166,865	2,183,414	2,075,389	**2,077,334**
Receivables outstanding *2	1,888,265	1,940,055	1,851,454	**1,856,962**
Total amount of bad debts	44,516	60,791	80,259	**83,961**
Allowance for bad debts	81,064	112,549	135,350	**130,532**
Total shareholders' equity	582,737	644,431	697,166	**863,760**

Operating Income and Operating Profit Margin



Billions of yen
%
500
400
300
200
100
0
50
40
30
20
10
0
42.7
41.3
33.5
27.7
33.3
375
414
437
434
433
'01/3
'02/3
'03/3
'04/3
'05/3
Operating Income
Operating Profit Margin

Total Shareholders' Equity and ROE



Billions of yen
%
1,000
800
600
400
200
0
25
20
15
10
5
0
17.5
17.6
12.2
10.5
10.4
503
582
644
697
863
'01/3
'02/3
'03/3
'04/3
'05/3
Total Shareholders' Equity
ROE

Receivables Outstanding and ROA[2]



Billions of yen
%
2,000
1,500
1,000
500
0
8
6
4
2
0
1,720
1,888
1,940
1,851
1,856
5.1
5.3
3.9
3.7
4.4
'01/3
'02/3
'03/3
'04/3
'05/3
Receivables Outstanding
ROA[2]

Years ended March 31	Yen (Unless otherwise specified) 2002	2003	2004	2005
Per share:				
Net income, basic	653.18	513.08	487.77	516.23
Total shareholders' equity	3,983.61	4,405.08	4,855.98	5,456.39
Cash dividends	80	80	80	100
Financial ratios:				
Profitability				
Operating profit margin	41.3%	33.5%	27.7%	33.3%
ROE *4	17.6%	12.2%	10.5%	10.4%
Efficiency				
Operating efficiency *3	9.5%	9.2%	9.2%	9.8%
ROA[1](Net income to total assets) *4	4.7%	3.5%	3.3%	3.9%
ROA[2](Net income to receivables outstanding) *4	5.3%	3.9%	3.7%	4.4%
Stability (non-consolidated)				
Bad debt ratio (Gross basis) *5	2.7%	3.7%	4.9%	5.1%
Bad debt coverage ratio *6	177.8%	178.0%	162.2%	150.7%

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, additional allowance for bad debts, and additional allowance for loss on debt guarantees.
2. Receivables outstanding indicates the sum of receivables outstanding of loan business, credit card business, and installment sales finance business.
3. Operating efficiency = Operating expenses excluding bad-debt-related expenses/Average of beginning and end of term receivables outstanding
4. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
5. Bad debt ratio (Gross basis) = Total amount of bad debts / Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization
6. Bad debt coverage ratio = Allowance for bad debts / Total amount of bad debts

Allowance for Bad Debts and Total Amount of Bad Debts


Billions of yen
150
100
50
0
64
34
81
44
112
60
135
80
130
83
'01/3
'02/3
'03/3
'04/3
'05/3
Allowance for Bad Debts
Total Amount of Bad Debts

Cash Dividends per Share


Yen
100
80
60
40
20
0
65
80
80
80
100
'01/3
'02/3
'03/3
'04/3
'05/3

Shareholders' Equity Ratio


%
50
40
30
20
10
0
25.9
26.9
29.5
33.6
41.6
'01/3
'02/3
'03/3
'04/3
'05/3

This is the ACOM Group

Preeminence in Our Core Loan Business

Unsecured loans handled by ACOM accounted for 84% of consolidated operating income (fiscal 2004, ended March 2005) and are the Group's core business.

ACOM's share among domestic consumer finance companies is around 16%, which makes ACOM not only one of the leading players in this market but also an industry leader with respect to "credit quality" and "building a foundation for low-cost operations."

—We continue to improve credit quality

Change in Trend of Bad Debts Disposition (ACOM)



Billions of yen
%
50
100
40
80
30
60
20
40
10
20
0
0
-10
-20
-20
-40
0.0
11.0
58.0%
27.6
0.4
0.8
30.1
50.8%
0.4
1.2
27.5
22.3%
0.3
8.3
27.2
20.8%
0.3
1.2
27.8
-23.9%
0.3
26.2
-6.9
-30.1%
0.2
0.0
27.7
-22.5%
0.1
26.5
-1.3
-24.4%
'03/6
'03/9
'03/12
'04/3
'04/6
'04/9
'04/12
'05/3
Bad Debt Write-offs (quarterly figure)
Additional Allowance for Bad Debts (quarterly figure)
Additional Allowance for Loss on Debt Guarantees (quarterly figure)
Provision for Bad Debts (yoy, right axis)

—The foundation for low-cost operations has been increasingly strengthened

Improvement in Operating Efficiency (ACOM)



Billions of yen
%
170
10
165
8
160
6
155
4
150
2
0
0
10.0%
9.3%
9.0%
8.9%
9.2%
156.5
161.8
164.5
160.4
160.0
'01/3
'02/3
'03/3
'04/3
'05/3
Operating Expenses Excluding Bad-debt-related Expenses
Ratio to Average Receivables Outstanding

Rapid Expansion of Our Diversified Financial Services

ACOM is fully using the know-how and skills amassed through its core business in loans to rapidly expand diversified financial services such as the credit card business, guarantee business, and loan servicing business. Especially in the credit card and guarantee businesses, synergies are being produced by blending the ACOM Group's strength in the credit screening and management with the customer base of our alliance partners.

This expansion of win-win alliances with the high-quality brands of other companies is now gaining momentum in our alliance with MTFG as well.

Operating Income by Segment



Billions of yen
15
10
5
0
0.1
0.2
2.0
0.2
0.5
2.4
0.6
1.3
2.6
0.9
2.1
2.8
1.8
2.8
2.9
4.0
3.5
3.1
4.7
4.1
3.1
'02/3
'02/9
'03/3
'03/9
'04/3
'04/9
'05/3
Loan Servicing Business
Guarantee Business
Credit Card Business

Our Overseas Development is Now Sprouting

Though still a small part of our consolidated operating income, the loan and installment sales finance businesses in Thailand have begun to grow rapidly. The consumer loan market in Asia has enormous growth potential and we have entered into a comprehensive business support contract with the largest private bank in Taiwan.



EASY BUY Public Company Limited in Thailand (Consolidated Subsidiary)



Billions of yen
Thousands of person
60
50
40
30
20
10
0
600
500
400
300
200
100
0
110.5
172.4
248.7
276.4
525.9
573.3
19.8
127.8
207.3
347.0
411.0
4.1
6.2
1.4
7.4
7.2
7.8
10.2
23.7
17.1
35.8
23.7
'01/3
'02/3
'03/3
'04/3
'05/3
'06/3
(Outlook)
Receivables Outstanding for Loan Business (left axis)
Number of Accounts for Loan Business (right axis)
Receivables Outstanding for Hire Purchase (left axis)
Number of Accounts for Hire Purchase (right axis)

Message from the Management

From confidence to belief: The path to full-scale recovery—both in revenues and earnings—is now in our sights.

Fiscal 2004 in Review

Slow But Firm Growth in the Japanese Economy

The domestic economy in the second half of fiscal 2004, ended March 31, 2005, stalled despite posting accelerated growth in the previous fiscal year. Real GDP growth edged down to 1.9%, from 2.0% in fiscal 2003. In other words, capital investments, which underpinned economic recovery in the preceding fiscal year, had a weaker impact in fiscal 2004. The situation was further affected by major inventory adjustments by manufacturers of digital home appliances and semiconductor-related products. Nevertheless, we have overcome the peak of the "three excesses" that have stunted the economy since the end of the "bubble" era—excessive capital equipment, employees and debt—and for this reason we can look forward to economic expansion over the medium and long terms. Meanwhile, the recovery in personal consumption and employment continues. The share of household consumption expenditures in real GDP jumped from 0.5% in fiscal 2003 to 1.2% in fiscal 2004, while the active job opening ratio reached the highest level since 1993.

A Year of Dramatic Turnaround

In this climate, the ACOM Group reported a favorable performance. Although operating income edged down 0.2%, to ¥433.9 billion, operating profit surged 19.9%, to ¥144.3 billion, and net income climbed 15.9%, to ¥81.5 billion—putting an end to two consecutive years of earnings declines. In addition to earnings (bottom line), one of the highlights of fiscal 2004 was the Group's ability to exceed its forecast in terms of operating income (top line). Indeed, operating income for the fiscal year was 3.1% higher than our initial projection, and operating profit was 11.8% higher. Even after an interim revision of our forecasts, operating income and operating profit exceeded our projections by 1.2% and 4.5%, respectively. The negative trends that prevailed until fiscal 2003—declining earnings and failure to reach targets—clearly ended in fiscal 2004. Indeed, the Group has now changed course and is headed in a positive direction.

Actual Results vs. Outlooks (Non-consolidated)

Fiscal 2004			Millions of yen
Non-consolidated	Actual	Outlook	Difference
Operating Income	**402,734**	**398,700**	**4,034**
Operating Expenses	**262,500**	**265,700**	**-3,200**
Operating Profit	**140,234**	**133,000**	**7,234**

Increase more than expectation due to synergy effect

Volume Improvement

Quality Improvement

Surpassed by 7.2 billions of yen (primary reason: increase of operating income)

Successful Strategies: Solidifying Our Base and Reinforcing Our Strengths

Our success in raising earnings and exceeding targets is not attributable to macroeconomic factors alone. Rather, it powerfully demonstrates the correctness of two initiatives that we have emphasized to date: (1) upgrading credit quality, and (2) rigorously pursuing low-cost operations. In these two areas, the ACOM Group already had a competitive advantage over others in the industry, but in fiscal 2004 we were able to further highlight these strengths.

In upgrading credit quality, we reinforced our industry-leading credit screening capabilities, using IT to analyze customer segments more meticulously. We also extensively improved our after-sales follow-up systems, including more customer-friendly consulting services. As a result, the fiscal 2004 year-end balance of bad debts (broad defini-


Shigeyoshi Kinoshita
President & CEO

tion: bad debts plus loans in arrears for less than 3 months of the parent company), declined for the first time in four fiscal years. Though down only 0.8% from a year earlier, the balance was a full 2.5% lower than the end of the first half of fiscal 2004.

With respect to pursuing low-cost operations, we promoted unstaffed operations, and the share of unstaffed outlets in our total network increased to 81.8% at fiscal year-end, up from 77.6% a year earlier. At the same time, we stepped up the use of our contact centers to accelerate the pace of business streamlining. The term "streamlining" does not simply mean realizing cost benefits. Rather, by making our organizations and systems more efficient, we can use freed-up personnel to enhance our consumer loan services or improve the quality of credit. By also shifting some employees to our rapidly growing diversified financial services, we are also demonstrating our "offense-related" strategies.

Change in Trend of Bad Debts Disposition


Billions of yen
%
80
60
40
20
0
-20
'01/9
'02/3
'02/9
'03/3
'03/9
'04/3
'04/9
'05/3
5.1
21.5
0.4
11.2
7.2
20.9
0.4
13.6
8.2
25.5
0.6
17.8
9.2
31.1
1.0
18.9
9.0
31.6
1.7
23.5
9.2
36.6
1.6
19.4
9.0
35.3
2.0
20.2
8.3
35.3
1.3
17.2
59.4%
42.8%
33.2%
27.1%
36.4%
39.4%
31.9%
26.1%
5.9%
-13.8%
11.0%
2.7%
1.1%
-14.3%
-7.1%
-11.5%
Loans to Borrowers in Bankruptcy or Under Reorganization
Loans in Arrears
Loans Past Due for Three Months or More
Loans Past Due for More Than 11 Days and Less Than 3 Months
Loans Past Due for More Than 11 Days and Less Than 3 Months (yoy, right axis)
Total (excluding restructured loans) (yoy, right axis)

In the financial services industry, it is important for ACOM to achieve quantitative recovery while maintaining and reinforcing its strengths in credit quality and operating efficiency.

The Seeds of Recovery in "Top-Line" Growth are Now Sprouting

Despite a slight revenue decline in fiscal 2004, beneath the surface lies evidence that we are on the path to top-line growth in fiscal 2005 and beyond.

Changing Composition of Receivables Outstanding

The decline in consolidated operating income was slight, but it was a decline all the same. However, the Group's balance of receivables outstanding—the source for generating top-line operating income—increased in fiscal 2004 for the first time in two years, up 0.7% from March 31, 2004, and 2.2% from September 30, 2004. Numerically speaking, this may seem little more than a minor turnaround producing minimal progress. Beneath the surface, however, are three key trend changes. First, our base of high-quality customers is steadily expanding. Second, we have maintained solid growth in diversified financial services such as the credit card, guarantee, and loan servicing businesses. And third, our consumer loan and installment sales finance businesses in Thailand are expanding rapidly.

(1) Broader base of high-quality customers

A detailed analysis of our overall balance of receivables outstanding reveals a number of segments that declined in the year under review. The most obvious are unsecured loan receivables, which slipped 0.2% (parent only basis), and installment sales finance receivables, which dropped 38.5% (parent only basis). Our policy has been to suppress growth of receivables outstanding in these areas in line with our priority on quality of credit.

At the beginning of this message, I mentioned that the employment situation in Japan was turning around, but discrepancies remain between regions, industrial sectors, and income levels. We have concluded, therefore, that it is still too early to pursue quantitative expansion of our consumer loan business in Japan. Also, ACOM is a relative newcomer to the installment sales finance business, and so its customer base is comparatively weak. For this reason, we have concentrated on cultivating new, high-quality partners, centering on large retailers, to replace those with declining profitability. This has boosted the quality of credit and helped us rebuild and reinforce our base of strong, quality customers. We believe that this improved quality of credit will become one of the driving forces for top-line growth in the future.

(2) Strong growth continues for diversified financial services

Perhaps somewhat inconspicuous amid the declines in ACOM's unsecured loan and installment sales finance businesses, there has been solid and sustained growth in receivables outstanding in diversified financial services, namely the credit card, guarantee, and loan servicing businesses (guaranteed loans receivable in the case of guarantee business). At fiscal 2004 year-end, the balance of card shopping receivables in ACOM's credit card business (parent

Receivables Outstanding by Segment (Consolidated)



Billions of yen
2,000
1,500
1,000
500
0
1497.0
19.7
203.8
1618.6
32.1
237.5
0.1
9.5
1660.2
41.8
237.9
1.1
57.9
1623.1
46.7
181.5
6.0
100.9
1680.1
49.3
127.3
12.7
78.0
Fiscal 2000
Fiscal 2001
Fiscal 2002
Fiscal 2003
Fiscal 2004
Loans
Credit Card
Installment Sales Finance
Guarantee
Loan Servicing

company) was 6.3% higher than a year earlier. For its guarantee business, the balance of loan guarantee receivables was 35.9% higher. However, the year-end balance of the Group's loan servicing business, handled by IR Loan Servicing, Inc., a consolidated subsidiary, was 109.2% higher than a year earlier. Moreover, the quantitative expansion of the credit card business has also led to qualitative improvements as the Group builds a base of high-quality customers. By increasing the number of credit cards issued jointly with mass merchandisers and other "winning partners" with customer-drawing power, we have also succeeded in raising our overall balance of receivables outstanding.

(3) Rapid growth in consumer loan and installment sales finance businesses in Thailand

In Thailand, the Group's consumer loan and installment sales finance businesses are handled by SIAM A&C CO., LTD., a consolidated subsidiary. At fiscal year-end, the balances of consumer loan and installment sales finance receivables outstanding were up 66.8% and 202.7%, respectively, from a year earlier. This was a reflection of strong economic growth in the Asian region.

Solid growth in three areas—high-quality customer base, diversified financial services, and operations in Thailand—will lead to top-line growth in fiscal 2005 and beyond.

Two New Impetuses to Boost Top-Line Growth

To ensure that the aforementioned seedlings of top-line growth are brought to full bloom and drive sustained growth for the ACOM Group, we initiated two new strategies in the fiscal year under review.

(1) Alliance with Mitsubishi Tokyo Financial Group, Inc. (MTFG)

In the Special Feature section of this report, we will explain in detail the scheme and benefits of our alliance with MTFG. We believe that the alliance will provide a major boost to the ACOM Group's top-line growth in the medium and long terms, especially in the guarantee and unsecured loan businesses. For example, at fiscal 2004 year-end, the ACOM Group's consolidated balance of receivables outstanding was ¥1,947.7 billion (sum of receivables outstanding and guaranteed loans receivable). In the next three years, we intend to raise this balance by between ¥500 billion and ¥600 billion as a result of the MTFG alliance. Two central players in this alliance scheme are DC Cash One Ltd. (formerly Tokyo-Mitsubishi Cash One Ltd., hereinafter DC Cash One) and DC Card Co., Ltd. (hereinafter DC Card). To take full advantage of the benefits of the alliance, ACOM increased its equity stake in DC Cash One, which consequently became a subsidiary, and purchased equity in DC Card, which became an equity-method affiliate. These actions demonstrate ACOM's effective use of its capital power, a key strength that complements its credit screening and management skills. We expect that our alliance with MTFG will start making a full-scale contribution to operating income (our top line) from the latter half of fiscal 2005, as it will require some time to get the alliance scheme into full swing.

(2) Expansion of business in Asia

In Thailand, we changed the name of SIAM A&C CO., LTD. to EASY BUY Public Company Limited, to identify it as an easily recognizable, service-oriented brand, and thus help boost growth in that nation. Meanwhile, we also entered a business alliance with Chinatrust Commercial Bank, Co., Ltd. one of the largest private-sector banks in Taiwan, in the area of unsecured consumer loans. Please refer to the Special Feature of this report for more details of our Asian business expansion plans.

Our overwhelming strength will facilitate access to other companies' customer bases and expansion of overseas businesses.

Accelerated Growth in Sight: Time to Take Action is Now

Maintaining the Momentum

The ACOM Group will take the seedlings of top-line growth, which became apparent in fiscal 2004, and nurture them into full-fledged plants in the second half of fiscal 2005 and beyond. Our ability to access the customer bases of major players in other industries—symbolized by the credit card business and the MTFG alliance—and our renewed expansion overseas have all become possible thanks to our overwhelming strengths in two areas: expertise in credit screening and management, and our capital power. Over the past several years, we have focused on improving credit quality and business efficiency while solidifying our financial position. These strategies have been necessary, not only to strengthen our defenses but also in our shift to a more aggressive stance. By steadily implementing each and every strategy, we will target both quantitative and qualitative growth in the future.

Stability and Sustainability Also Crucial

We must not overlook the increased risks associated with faster growth. For this reason, we will proactively reinforce our management systems in the areas of governance and compliance. This will enable us to increase the transparency and soundness of management. By using outside resources, we can also improve our checks-and-balances system and incorporate the opinions of outside experts into our business strategies. In these ways, we can alleviate the risks that always come with high-speed growth.

Rapid growth alone does not increase corporate value. We must also upgrade our checks-and-balances system by reinforcing risk controls and soliciting the opinions of outside experts.

A Good Balance between "Investing in Growth" and "Providing Returns to Shareholders"

ACOM's policy is to provide continuous and stable returns to shareholders while closely monitoring its business performance and financial situation. In fiscal 2004, the Company declared an annual dividend of ¥100.00 per share, up ¥20.00 from fiscal 2003. We plan to raise the dividend a further ¥10.00 per share in fiscal 2005. Under our share buyback program, we bought 2.72 million shares in fiscal 2003 and 980 thousand shares in fiscal 2004. To ensure proactive returns to shareholders, however, we must retain ample earnings for investment in business expansion—now that recovery in top-line growth is in our sights. We firmly believe that this policy will bring effective benefits to our shareholders.

We look forward to significant growth in our guarantee business. Despite its relatively low profitability compared with unsecured loans, this business is a non-asset, fee-based business, which is significant in terms of raising asset efficiency. In our consumer loan business, as well, we will use DC Cash One to broaden our customer base while also benefiting from the attractive profitability of that company's unsecured loan business. Meanwhile, we look forward to further growth in our consumer loan and installment sales finance businesses in Thailand, which is important to the ACOM Group. In addition, our ability to form an alliance with MTFG stems not only from our expertise in unsecured loans, but also our capital prowess. By maintaining our strengths in these areas, we will create additional business opportunities, which we will seize in a timely and accurate manner.

On behalf of the ACOM Group, I look forward to your ongoing understanding and support as well tackle the challenges ahead.

Shigeyoshi Kinoshita

Shigeyoshi Kinoshita
President & Chief Executive Officer
ACOM CO., LTD.



New Forces Driving ACOM's Top-Line Growth

ACOM has continued to reinforce its competitive advantage in three key areas: credit quality, business efficiency, and financial position. However, our motives have not been purely defensive in nature. By building an overwhelming edge in these three areas, we have made progress in the "offensive" sense as we look forward to a recovery in top-line growth from fiscal 2005, ending March 31, 2006. We will further hone these strengths so that we can open the doors to exciting opportunities related to (1) the huge customer bases of Japan's prominent "megabanks" and (2) the tremendous potential for growth in Asian markets.

Chapter 1. Alliance with MTFG

Background and Significance of the Alliance

A "Functional Alliance" of Two Winning Partners

Mitsubishi Tokyo Financial Group, Inc. (hereinafter MTFG) has the strongest brand power among Japan's financial groups and is also a dominant player in the domestic banking industry. The ACOM Group, meanwhile, is one of the nation's leading providers of unsecured loans, with top-class credentials in (1) business know-how accumulated through many years in the industry, (2) meticulous credit screening and management capabilities using advanced information technology, and (3) strong capital power derived from a solid financial position. In ACOM's unsecured loan business, however, competition continues to intensify as a result of the low birthrate, the aging society, as well as the increase in part-time workers and the entry of companies from other sectors into the industry.

An "Ideal Alliance" for the Shareholders of Both Parties

In March 2004, ACOM and MTFG agreed to form a strategic and capital alliance covering the retail finance sector. ACOM's intention was to enable both parties to exploit each other's strengths and thus build the most powerful retail finance business in terms of profitability, growth potential, and stability. Previous reorganizations and alliances in the industry mostly pursued merits of scale, with large companies absorbing small ones. In the ACOM–MTFG alliance, however, both parties maintain complete management freedom. Rather than pursuing scale alone, ACOM and MTFG are able to complement each other's capabilities in the course of doing business—and both parties will emerge stronger as a result of this "function-oriented" alliance. Most importantly, both parties are leading participants in their respective and non-overlapping fields. In other words, it is truly a "win-win alliance of top players"—the ideal business and capital tie-up for the shareholders of both parties as well.

Alliance Scheme with MTFG: Capital Diagram



Consolidated Subsidiary Company
(As of January 31, 2005)
acom
Equity-method Affiliated Company
(As of January 31, 2005)
Tokyo-Mitsubishi Cash One Ltd.
Equity Participants:
ACOM CO., LTD. 38.85%
The Bank of Tokyo-Mitsubishi, Ltd. 38.85%
The Mitsubishi Trust and Banking Corporation 19.42%
DC Card Co., Ltd. 2.53%
JACCS Co., Ltd. 0.35%
DC Cash One Ltd.
Equity Participants:
ACOM CO., LTD. 54.73%
The Bank of Tokyo-Mitsubishi, Ltd. 30.00%
The Mitsubishi Trust and Banking Corporation 15.00%
JACCS Co., Ltd. 0.27%
Loan Servicing Company
(Scheduled to merge in first half in the fiscal 2005)
IR Loan Servicing, Inc.
DC Servicer Company., Ltd.
15.09%
DC Card Co., Ltd.
ACOM CO., LTD. 20.33%
The Bank of Tokyo-Mitsubishi, Ltd.
Mitsubishi Tokyo Financial Group, Inc.

Alliance Scheme in Detail

1. Tie-Up with DC Cash One

MTFG has a 15.09% equity stake in ACOM. Before the alliance, MTFG and ACOM each had a 38.85% share of Tokyo-Mitsubishi Cash One Ltd. (hereinafter Tokyo-Mitsubishi Cash One), a non-bank jointly operated by both partners. On January 31, 2005, ACOM increased its stake to 54.73%, making Tokyo-Mitsubishi Cash One into a consolidated subsidiary. The latter subsequently changed its name to DC Cash One Ltd. (hereinafter DC Cash One). As a result, DC Cash One can look forward to accelerated growth because it now has a stronger capital base and can benefit directly from ACOM's advanced credit screening and management know-how as a consolidated subsidiary. Moreover, DC Cash One plans to take on the guarantee services for the cashing of comprehensive cards issued by The Bank of Tokyo-Mitsubishi, Ltd. (hereinafter BTM), as well as guarantees for lump-sum payments and revolving payments on those credit card accounts.

2. Tie-Up with DC Card

On January 31, 2005, ACOM purchased a 20.33% stake in DC Card Co., Ltd. (hereinafter DC Card), a credit card subsidiary of MTFG. DC Card, now an equity-method affiliate of ACOM, will transfer activities such as its guarantee business and call center operations to DC Cash One. As a result of this arrangement, DC Cash One will benefit from ACOM's know-how in unsecured loans, as well as DC Card's expertise in the credit card business. By integrating the strengths of the two companies, ACOM should be able to build an unprecedented level of competitiveness among the credit card and installment sales finance companies.

DC Cash One's Loan Receivables Outstanding


Billions of yen
100
80
60
40
20
0
19.4
38.9
59.2
84.1
2002
2003
2004
2005 (FY)
(Outlook)

3. Tie-Ups by the Parent Company

Under the arrangement between ACOM and MTFG, the two parties will collaborate in approaching regional banks with close ties to BTM, with the aim of having ACOM take on the guarantee business for those banks' unsecured loans. To date, ACOM has independently formed alliances with regional banks in the guarantee business. At the fiscal 2004 year-end, we had agreements with 10 banks. We hope to raise this figure to 15 or 16 over the current fiscal year, ending March 2006, with the help of BTM, and plan to add further banks at the rate of about five per year thereafter.

Furthermore, BTM plans to launch a series of dedicated unsecured loan products in the future. ACOM is scheduled to undertake guarantees for these products.

4. Tie-Up in the Loan Servicing Business

In the current fiscal year, the operations of IR Loan Servicing, Inc., a loan servicing company belonging to the ACOM Group, will be integrated with DC Servicer Company., Ltd., the corresponding company at the DC Card Group. This integration is aimed at enhancing administrative efficiency and raising the profitability of the Group's loan servicing business.

5. Other Tie-Ups (Including Secondary Effects)

BTM plans to launch videophone-style "MTFG Comprehensive ACMs (automated loan application machines)" at its branches on a full-scale basis in the future. Automated contracting for consumer loans offered by DC Cash One, a consolidated subsidiary of ACOM, will be added to the menu of functions handled by the machines.

Benefits of the Alliance over Time

Consolidated Receivables Outstanding and Guaranteed Loans Receivable Forecast to Grow by at Least ¥500-600 Billion in Three Years

The alliance with MTFG will not only benefit ACOM (the parent company) but will also have a major positive impact on the entire ACOM Group. These benefits will be felt in various ways, including through the activities of consolidated subsidiary DC Cash One, the equity-method affiliate DC Card, and the Company's loan servicing subsidiary.

At the fiscal 2004 year-end, the ACOM Group's consolidated balance of receivables outstanding was ¥1,947.7 billion (sum of receivables outstanding and guaranteed loans receivable). Over the next three years, we expect the balance to rise by at least ¥500-600 billion as a result of the MTFG alliance. This calculation is based on our current forecasts for the alliance scheme, as well as MTFG's present customer base. However, we also anticipate added benefits from the tie-up with DC Card, which is a prominent credit card brand. This tie-up is expected to have a positive effect on the credit card business of ACOM (the parent company) over and above the aforementioned predicted rise stemming from the MTFG alliance.

Looking only at the current fiscal year, ending March 2006, the MTFG alliance should boost operating income by ¥10 billion or more, while net income may decline slightly. The MTFG alliance will have a relatively weak effect on our results in the current fiscal year stems since much of the alliance scheme will be launched in the latter half of the current fiscal year and thereafter. The scheme will have a major and growing impact on earnings from the next fiscal year, ending March 2007.

Alliance Scheme with MTFG: Scheduling and Expected Benefits

Tie-Up Business Outline	Expected Benefits (To Fiscal 2007)	Commencement Date (Scheduled)
ACOM		
1. Guarantee business of BTM's new unsecured loan products	¥100-200 billion	In the 1H in 2006
2. Guarantee business for BTM's closely related regional banks based on joint proposal by ACOM & BTM	¥50-100 billion	Joint proposal: Ongoing Starts in September 2005
DC Cash One		
3. Comprehensive card guarantee business of BTM	About ¥300 billion	In the early 2H in the fiscal 2005
4. Entrusted with DC Card's processing and guarantee services and call center function	–	Study in 1H in 2005 Starts in 2H (Forecast)
5. Increasing unsecured loans receivables from the effect of installation of MTFG Group's comprehensive ACMs etc.	Over ¥100 billion	ACM: Early 1H in 2006 Others: Upon request
Loan Servicing Business		
6. Aiming further optimization of operations and maximization of profits by the integration of IR Loan Servicing, Inc. and DC Servicer Company., Ltd.	–	In the 1H in the fiscal 2005 (Forecast)

Chapter 2. Expanding Our Business in Asia

Why Asia Now?

The consumer loan and installment sales finance businesses are entering a stage of relative maturity in Japan, and securing a base of new customers is a major issue for all participants. Overseas, however, there are some regions with enormous growth potential for these business segments. Specifically, cultivating markets in the economic growth region of Asia will provide a formidable boost to our top-line growth. Recognizing the opportunities in Asia, the ACOM Group has developed consumer loan and installment sales finance businesses in Thailand, and is now one of the leading players in the region.

Developing Our Businesses in Thailand

In 1996, the ACOM Group established SIAM A&C CO., LTD. (hereinafter SIAM A&C), a consolidated subsidiary, in Thailand, initially to set up a hire purchase business. In April 2005, SIAM A&C changed its name to EASY BUY Public Company Limited.(hereinafter EASY BUY). Its equity owners include ACOM (49.0%), Thailand Equity Fund (25.5%), and Itochu Management (Thailand) Co., Ltd. (19.0%), a local subsidiary of Japan-based Itochu Corporation. Since 1998, this company has promoted its business under the EASY BUY service brand, and the balance of installment sales finance receivables outstanding has shown excellent growth, up 3.8 times in the past three years. It has a diverse lineup of products for hire purchase, including mobile phones, home electronic equipment, and personal computers.

EASY BUY has formed a tie-up in Thailand with the local authorized Honda dealer, which boasts an overwhelming 70%-plus market share. With the support of Honda, it is now providing installment sales services. Marketing its services in cooperation with Honda-affiliated operators, EASY BUY has built a meticulous service system and now handles motorcycle loans worth around 300 million baht per month.

In 2001, EASY BUY expanded into the consumer loan business. In the past three years, the balance of receivables outstanding in this business has surged 11.5 fold, to 6.4 billion baht at the fiscal 2004 year-end. We attribute this success to four factors: (1) EASY BUY's formidable brand power; (2) ACOM's sophisticated operational know-how in the loan business; (3) the fund-raising capability backed by ACOM; and (4) a widespread network which includes 29 branches in Bangkok and surrounding four provinces and 15 in regional areas, as well as automated cashing facilities at railway stations and other places where people congregate.

Receivables Outstanding of EASY BUY Installment Sales Finance Business


Billions of yen
40
30
20
10
0
35.8
23.7
7.8
7.4
6.2
4.1
2000
2001
2002
2003
2004
2005 (FY)
(Outlook)

Receivables Outstanding of EASY BUY Loan Business


Billions of yen
30
20
10
0
23.7
17.1
10.2
7.2
1.4
0
2000
2001
2002
2003
2004
2005 (FY)
(Outlook)

Thailand posted GDP growth of 6.9% in fiscal 2003 and 6.1% in fiscal 2004. This GDP growth represents a major turnaround since the currency crisis of 1997 and is even high by Southeast Asian standards. Thailand's economy is benefiting from the entry of the production bases of foreign-affiliated companies and the economic expansion in China, and the living standards of the Thai people are improving remarkably. Keeping closely abreast of rising demand for funds among individuals, ACOM will utilize its distinctive strengths of diversified fund-raising and meticulous credit screening and management in the local market to ensure sustained growth in the future. EASY BUY's share of the local hire purchase market is approximately 15%, and its share of the consumer loan market is around 20%.

Expansion into Taiwan

Alliance with a Top-End Taiwanese Bank

In December 2004, ACOM formed an alliance with the Taiwanese "megabank" Chinatrust Commercial Bank, Co., Ltd. (hereinafter Chinatrust Commercial) in the area of unsecured consumer loans. Chinatrust Commercial is Taiwan's largest private-sector bank in terms of assets and is ranked No. 1 among both private and public banks in terms of after-tax income.

Entering the Consulting Business

Under the alliance, ACOM will provide support to Chinatrust Commercial's unsecured consumer loan business in the areas of product design, sales channel development, the establishment of credit screening and management techniques, and peripheral activities. ACOM will collect fees by using its special skills and know-how related to unsecured loans. Our reputation for having formed an alliance with Taiwan's most prominent bank is expected to have a positive influence on our future business development plans in the Asian region.


Exclusive Cooperation Agreement
Signing Ceremony
For Cash Card Loan Business
acom

Signing Ceremony with Chinatrust Commercial Bank, Co., Ltd.



ACOM's Management System

The ACOM Group has entered an exciting new stage as it prepares for recovery in top-line growth and accelerated business expansion. To ensure the sustainability of this growth path, we are stepping up efforts to reinforce our management systems and fulfill our social responsibilities. These efforts are essential to earning the unwavering trust of all stakeholders.

Corporate Governance

When a company experiences accelerated growth, its capabilities in two areas become more important than ever. First, it must swiftly address changes in the business environment and, second, it must upgrade the checking and auditing functions of its internal systems. At ACOM, the Board of Directors and Statutory Auditors undertake meticulous monitoring and supervision to ensure proper execution of business. In fiscal 2003, we introduced an executive officer system, thus further upgrading the business execution function and clarifying the distinction between the supervisory and executive roles. With a small team of top management, we are able to address changes in the operating environment in a speedy manner.

Board of Directors

We have a relatively small Board of Directors, consisting of 10 members, including one outside director. The Board decides important matters related to business management, mutually monitors the job performance of fellow directors, and supervises the business execution progress of executive officers.

Board of Statutory Auditors

The Board of Statutory Auditors consists of four auditors, including three independent ones. It receives reports concerning important audit-related matters, holds discussions, and passes resolutions. Its members participate in all key meetings, including those of the Board of Directors. Working in cooperation with ACOM's Internal Audit Department and accounting auditors, the Board of Statutory Auditors keeps closely abreast of the Company's operating status. It also audits the job performance of directors and executive officers through investigations of ACOM's business progress and financial position.

Executive Managing Officers' Meeting

The Executive Managing Officers' Meeting, which consists of senior-level executive officers, discusses important matters and makes decisions concerning the management of ACOM and its affiliated companies, in accordance with basic policies determined by the Board of Directors. It also coordinates key matters related to business execution at the Company's departments and divisions.

Affiliated Companies Coordination Board

The Affiliated Companies Coordination Board comprises senior-level executive managing officers and representatives of other ACOM Group companies. It discusses important matters concerning the management of affiliated companies, coordinates important matters pertaining to the execution of their business, and communicates and reports as appropriate.

Business Ethics Committee

The Business Ethics Committee, which is made up of pre-appointed senior-level executive managing officers, discusses and verifies basic policies on the practice of business ethics (compliance), with the aim of improving ethical awareness among directors and employees. It also makes recommendations on ways to entrench ethical practices, educate employees, and correct ethical violations, as well as to improve compliance systems.

Corporate Governance Chart



General Meeting of Shareholders
Appointment
Appointment
Appointment
Board of Directors
Auditing
Auditing
Board of Statutory Auditors
Statutory Auditors
Cooperation
Reporting
Supervising
Auditing
Execution Function
Executive Officers' Meeting
Instruction
Reporting
Affiliated Companies Coordination Board
Guidance
Reporting
Reporting
Instruction
Affiliated Companies
Business Enforcement Office
Internal Inspection
Reporting
Internal Audit Department
Business Ethics Committee
Supervising
Auditing
Independent Auditors

Compliance and IR Strategies

Observance of laws and regulations is the most crucial prerequisite for companies in the financial services industry, which would not exist without the trust of society. By disclosing information in a timely and accurate manner, we strive to solicit diversified opinions and judgments from the capital markets. This is essential to improving the quality of our management.

Compliance

The ACOM Group regards strict legal and ethical compliance as an important priority. To this end, we promote ethical business practices based on the "ACOM Ethical Codes for Business," as well as our "Three-Year Business Ethics Execution Plan," formulated in fiscal 2003.

We have always maintained strict controls with respect to handling personal information. In line with the April 2005 enactment of the Law Concerning Protection of Personal Information, we are working rigorously and continuously to set up appropriate processes and information management systems and to ensure intensive employee education. These initiatives and our corporate stance with respect to personal information have earned acclaim. In June 2004, we received Privacy Mark certification, bestowed by the Japan Information Processing Development Corporation (JIPDEC) on companies with effective systems in place for managing personal information.

In addition, a total of 1,051 ACOM Group employees have became authorized Compliance Officers (Consumer Finance Course) after successfully completing financial business proficiency examinations administered by the Kinzai Institute for Financial Affairs, Inc. in 2003 and 2004. In both years, we also received the "Excellent Group Results Award" from the Institute. Moreover, 34 of our employees have authorized at the Credit Company Course, which commenced in 2004.

IR Strategies

ACOM works hard to maintain transparency of management from the perspective of stakeholders by actively disclosing information to investors and securities analysts, both in Japan and overseas. In addition to earnings release conferences for domestic analysts and investors, we hold one-on-one meetings and visit investors. For overseas investors, we conduct telephone and video conferences, as well as Investor Relations' road shows.

In fiscal 2004, we held numerous IR meetings with institutional investors in three continents—visiting 42 companies in 10 North American cities, 36 companies in nine European cities, and 17 companies in four Asian cities. Because we provided detailed information in advance, including through the IR section of our website and distribution of our Data Book, we were able to field many questions and receive valuable advice, not only about our figures but also our future outlook and strategies related to the MTFG alliance.

Organization Chart (As of July 1, 2005)



General Meeting of Shareholders
Board of Directors
President
Executive Officers Meeting
Board of Statutory Auditors
Statutory Auditors
Corporate Planning Dept.
Investor Relations Office
Corporate Management Dept.
Overseas Business Development Dept.
Affiliated Enterprises & Business Development Dept.
Retail Strategy Planning Office
Treasury Dept.
Human Resources Dept.
Human Resources Development Office
General Affairs Dept.
Executive Secretariat
Public Relations Dept.
Business Planning Dept.
Business Promotion Dept.
Business Promotion Dept. No.1
Business Promotion Dept. No.2
Business Promotion Dept. No.3
Business Promotion Dept. No.4
Branches
Contact Center
Business Offices
Card Center
Credit Card/ Installment Business Dept.
Credit Call Center
Guarantee Business Dept.
Credit Guarantees Center
Customer Relations Dept.
Card Business Service Center
Customer Support Center
Customer Counseling Center
Credit Supervision Dept. No.1
Credit Supervision Dept. No.2
Operation Risk Management Dept.
System Development & Administration Dept.
Business Partnership Systems Development Office
Internal Audit Dept.
Statutory Auditor's Office
Legal Dept.
Business Ethics Office
Employment Counseling Office

Board of Directors (As of July 1, 2005)

Directors

Chairman
Kyosuke Kinoshita

Deputy Chairman
Yuji Ohashi

President
Shigeyoshi Kinoshita

Senior Managing Director
Masayoshi Tatsuta
Shigeo Mikami

Managing Director
Kazuhiro Shimada
Shigeru Akaki
Junya Fukuda
Osamu Moriya
Satoru Tomimatsu

Director
Tatsunori Imagawa Outside

Statutory Auditors

Koichi Shimizu Independent
Tatsuaki Murata
Satoshi Ito Independent
Norikatsu Takahashi Independent

Executive Officer

President & Chief Executive Officer
Shigeyoshi Kinoshita

Senior Executive Managing Officer
Masayoshi Tatsuta
General Affairs Department
Credit Supervision Department No.1
Credit Supervision Department No.2

Shigeo Mikami
Treasury Department
Public Relations Department

Executive Managing Officer
Kazuhiro Shimada
Corporate Planning Department
Corporate Management Department
Affiliated Enterprises & Business Development Department
Overseas Business Development Department
Retail Strategy Planning Office
Guarantee Business Department

Shigeru Akaki
Human Resources Department
Customer Relations Department
Business Ethics Office
Employment Counseling Office

Junya Fukuda
Operation Risk Management Department
System Development & Administration Department

Osamu Moriya
Internal Audit Department
Legal Department

Satoru Tomimatsu
Business Planning Department
Business Promotion Department
Business Promotion Department No.1
Business Promotion Department No.2
Business Promotion Department No.3
Business Promotion Department No.4
Credit Card/Installment Business Department

Executive Officer
Kouichi Izumimoto
Zenichi Hioki
Syozo Tanaka
Kiyoshi Tachiki
Kenji Ando
Shigeru Sato
Shinichi Yoshizawa
Masahiko Shinshita

The ACOM Group

Consolidated Subsidiaries

DC Cash One Ltd. Nihonbashi Plaza Bldg. 3-4 Nihonbashi 2-chome Chuo-ku, Tokyo, Japan Telephone : (03) 5299-6600	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Unsecured loan business Aug.2001 ¥14,341million 54.73% ¥8,351 million
JCK CREDIT CO., LTD. Nishi-Shinjuku Kimuraya Bldg. 5-25, Nishi-Shinjuku 7-chome Shinjuku-ku, Tokyo, Japan Telephone : (03) 5338-1321	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Installment sales finance and loan business Oct.1984 ¥500 million 100.00% ¥4,427 million
IR Loan Servicing, Inc. Trusty Koujimachi Bldg. 4 Koujimachi 3-chome, Chiyoda-ku, Tokyo, Japan Telephone : (03) 5215-6511	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Loan servicing business Jun.2000 ¥500 million 80.00% ¥8,839 million
RELATES CO., LTD. *1 Tokyo Dia Building No.3 28-25, Shinkawa 1-chome Chuo-ku, Tokyo, Japan Telephone : (03) 3523-6641	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Entrusted call center functions business from banks Jan.2005 ¥300 million 100.00% ¥61 million
AC Ventures Co., Ltd. 1-1, Marunouchi 2-chome Chiyoda-ku, Tokyo, Japan Telephone : (03) 3834-2121 (Ueno office)	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Development, investment, promotion and support of venture companies Mar.2005 ¥100 million 100.00% –
ACOM RENTAL CO., LTD. ACOM Shinbashi Bldg. 11-1, Shinbashi 3-chome, Minato-ku, Tokyo, Japan Telephone: (03) 5401-0044	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Comprehensive rental business Oct.1999 ¥320 million 100.00% ¥3,786 million
JLA INCORPORATED Osaka Ekimae Dai 4 Bldg. 11-4, Umeda 1-chome, Kita-ku, Osaka, Japan Telephone: (06) 6347-1281	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Advertising agency, interior design and construction of service outlets May 1972 ¥45 million 100.00% ¥21,839 million
AJAST Ltd. ACOM Fujimi Bldg. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-9408	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Insurance agency business Feb.1992 ¥4 million 25.0%, (75.0%) *2 ¥112 million
ACOM ESTATE CO., LTD. Iidabashi Bldg. 10-10, Iidabashi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-6950	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Real estate management business Mar.1996 ¥7,540 million 100.00% ¥1,280 million
ABS CO., LTD. Wizem Bldg, 3-3, Ueno 3-chome Taito-ku, Tokyo, Japan Telephone: (03) 3834-9215	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Maintenance of buildings and other properties Oct.1997 ¥30 million 0.0% (100.0%) *2 ¥1,676 million
AB PARTNER CO., LTD. ACOM Fujimi Bldg. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3234-9301	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Entrusted back-office (clerical work) services Nov.2000 ¥300 million 100.00% ¥4,310 million

SIAM A&C CO., LTD. *3 952 Ramaland Building, 11th,13th Floor, Rama IV Road, Kwaeng Suriyawongse, Khet Bangrak, Bangkok, Thailand.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Hire purchase and unsecured loan business in Thailand Sep.1996 THB 200 million 49.00% THB 4,087 million *4,8
ACOM FUNDING CO.,LTD. c/o M&C Corporate Services Limited PO BOX 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Financial services for ACOM (Special Purpose Company) Jul.2002 US$1,000 100.00% ¥3 million *8
ACOM CAPITAL CO., LTD. *5 Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	— Aug.2000 US$1,000 100.00% — *8
ACOM PACIFIC, INC. 1008 Pacific New Building, 238 Archbishop F.C. Flores Street, Hagatna, Guam	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Lease of health resorts in Guam (U.S.A.) Jul.1993 US$10 thousand 100.00% US$27 thousand *8
ACOM (U.S.A.) INC. 229 South State Street, Dover, Kent County DE, U.S.A.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY03 Operating Income:	— *6 Dec.1986 US$17 million 100.00% —*8
ACOM INTERNATIONAL, INC. 229 South State Street, Dover, Kent County DE, U.S.A.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY03 Operating Income:	— *6 Dec.1986 US$17 million 100.00% —*8

Equity-Method Affiliates

DC Card Co., Ltd. *7 Shibuya Mitsubishi Bldg. 3-2, Dougenzaka 1-chome Shibuya-ku, Tokyo, Japan Telephone: (03) 3464-6611	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Credit card, loan, loan guarantee, and contraction for automated fund transfer, etc. Dec.1967 ¥7,600 million 20.33% ¥86,303 million
CHAILEASE ACOM FINANCE CO., LTD. 4F, 102 TUN HWA North Road, Taipei, Taiwan R.O.C.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY04 Operating Income:	Hire purchase business in Taiwan Jun.2000 165 million yuan 40.00% 217 million yuan *8

*Notes: 1. AVRS CO., LTD. changed its corporate name to RELATES CO., LTD. on January 18, 2005.
2. Figures in parentheses indicate indirect ownership by ACOM CO., LTD.
3. SIAM A&C CO., LTD. changed its corporate name to EASY BUY Public Company Limited on April 1, 2005.
4. The Company treated any entity deemed as being substantially controlled by the Company as a consolidated subsidiary, even if it is less-than-majority owned.
5. ACOM CAPITAL CO., LTD. was liquidated on January 4, 2005.
6. ACOM (U.S.A.) INC. and ACOM INTERNATIONAL, INC. suspended their operation, therefore, summaries of their businesses are omitted, and further business scheme is under consideration.
7. ACOM CO., LTD. acquired shares of DC Card Co., Ltd. on January 31, 2005.
8. Year ended December 2004.

Social Contribution

Based on its long-held slogan of "extending the feeling of confidence from people to people," the ACOM Group works hard to build close relationships with local communities. We believe such an approach is essential to our sustained corporate growth

Barrier-Free Concert: "Miru Concert Monogatari"

Since 1994, we have hosted public performances throughout Japan of "Miru Concert Monogatari," an innovative artistic event featuring full-color presentations of ancient Japanese silhouettes, live performances of piano, violin, and cello, and expression-filled storytelling. With such familiar titles as Peter Pan—as well as old Japanese favorites, including Gauche the Cellist, The Cat Who Lived a Million Times, and The Tale of the Bamboo Cutter—the events provide enjoyment for both children and adults alike. These are "barrier-free" concerts, with sign-language interpreters on stage, special space set aside for people in wheelchairs, and other facilities to maximize the enjoyment of all visitors. ACOM is in charge of event operation, but is helped by local volunteers and people from regional government agencies. In fiscal 2004, we held 12 such concerts, bringing the cumulative total to 88.

Aiding Disaster-Stricken Areas

In December 2004, a huge earthquake off the coast of Sumatra, Indonesia, caused a major tsunami disaster that affected many countries, including the Phuket region of Thailand. EASY BUY Public Company Limited, our subsidiary in Thailand, donated one million baht to the local Red Cross (including 300,000 baht from the parent company), and provided 1,000 face masks for relief workers. Our Thai employees also individually raised 73,000 baht, which was donated to a local television station, and the Phuket branch donated 100,000 baht to local hospitals. In addition, ACOM made a donation via Nippon Keidanren (The Japan Business Federation).



"Miru Concert Monogatari"

In Japan, a strong earthquake hit the central region of Niigata Prefecture in October 2004, and another affected the western part of Fukuoka Prefecture in March 2005. ACOM provided relief contributions for both disasters and also made donations via the ACOM Bluebird Fund. We sincerely hope that our efforts will help expedite the recovery of disaster-affected communities.

Volunteer Activities by Employees

1. ACOM Bluebird Fund

The ACOM Bluebird Fund was set up in 1984 at the suggestion of employees. Donation boxes are placed at all workplaces around Japan to allow employees to make contributions. Funds thus raised are used to help children orphaned by road accidents.

2. Collection of Used Stamps etc.

At each of our workplaces, employees collect used stamps, prepaid cards, and incorrectly filled-out postcards, which are sent to volunteer centers and ultimately used to support welfare and medical activities.

Sporting Events

1. ACOM Track & Field Team

The ACOM Track & Field Team was formed in October 2001 as part of ACOM's endeavor to benefit society by supporting sports. The slogan of the team is to "foster world-class athletes, from middle-distance to marathon runners," and we aim to create a team that conveys dreams and inspiration to people involved in track and field.

2. ACOM Marathon Sapporo

For more than ten years, we have been special sponsors of the ACOM Marathon Sapporo, which is widely supported in the local community as a traditional event with close ties to the region.

3. ACOM International Golf Tournament

Since 1983, the annual ACOM International Golf Tournament has been a representative Japanese event, attracting numerous highly talented players. Many winners have gone on to achieve world recognition. We have upgraded gallery services for the enjoyment of family spectators, and we hold charity drives during the event. Funds raised are donated to welfare organizations in order to "give something back" to local communities.



Review of Operations

Business Highlights

Segment	Business Overview and Market Position

Loan Business

Our loan business, centering on unsecured loans for consumers, accounted for 89.3% of the Group's consolidated operating income in fiscal 2004. According to the 2005 edition of Consumer Credit Statistics of Japan (published by the Japan Consumer Credit Industry Association), the domestic consumer loan market is currently worth ¥10 trillion in terms of loan receivables outstanding, and with a share of around 16%, ACOM is one of the leading players in this market.

ACOM has established an advanced credit screening model based on data from the 8 million customers we have served in the past and is utilizing this know-how through its various loan application channels, including our branch offices, automated loan application machines, the Internet and mobile phones. Furthermore, one of the distinguishing features of the loan business is our low ratio of bad debt write-offs and operating expenses, excluding those related to bad debt, to receivables outstanding.

Diversified Financial Services

Credit Card Business

In 1998, ACOM acquired principal membership of MasterCard International and entered the credit card business in April of the following year with the issue of the ACOM MasterCard®.

According to the Consumer Credit Statistics of Japan, the Japanese credit card market is worth around ¥26.5 trillion in terms of total credit extended. Although our share of the market is only 0.2%, we are able to offer original services unavailable with other cards. Utilizing our accumulated know-how in unsecured consumer loans and existing infrastructure, for example, we are able to complete the process from initial application to issue of card within 30 minutes. In addition, cardholders can obtain transaction statements at any of our ATMs around the clock, 365 days a year. Moreover, cardholders can choose among several repayment options. Thanks to these original services, our credit card business is growing steadily.

Installment Sales Finance Business

In this segment, ACOM specializes in installment sales services to facilitate the purchase of individual items. Under our system, we have agreements with affiliated retailers. When a customer wishes to purchase a high-priced item, we pay the retailer in advance, and the customer reimburses us in subsequent installments. According to the Consumer Credit Statistics of Japan, the Japanese market is estimated to be worth around ¥10 trillion, and the ACOM Group's share is just over 1%.

Guarantee Business

ACOM provides guarantees on unsecured personal loans via alliances with financial institutions, centering on prominent regional banks. By combining the loyalty and sales channels offered by banks with ACOM's credit screening and collection know-how related to unsecured consumer loans, we are able to provide guarantee arrangements tailored to the needs of alliance partners, covering everything from product planning to loan collection. At the end of fiscal 2004, we had tie-ups with 10 banks and one corporation.

Loan Servicing Business

ACOM entered the loan servicing business in July 2001 by taking an equity stake in IR Loan Servicing, Inc. Despite being a latecomer—the 51st entrant into the industry—our total principal of consigned and purchased receivables surpassed ¥2 trillion after only three years and two months in the business. With such remarkable growth, we are now cementing a presence as a mainstay player in the industry. According to the Ministry of Justice, the national balance of receivables in this business at the end of calendar 2003 was ¥102 trillion. At fiscal 2004 year-end, IR Loan Servicing's total principal of consigned and purchased receivables stood at ¥2,676.7 billion, reflecting a steady growth trend.

Other Businesses

Rental Business

ACOM's wholly-owned subsidiary ACOM RENTAL CO., LTD. operates a business renting out goods used in daily life and leisure equipment. It also provides support for event planning.

Other Businesses

ACOM is also developing business activities including the Advertising Agency, the Insurance Agency Business, and the Real Estate-Related Business, etc.

Major Group Companies	Composition of Operating Income

- ACOM CO., LTD.
- DC Cash One Ltd.
- JCK CREDIT CO., LTD.
- EASY BUY Public Company Limited


92.7%
89.3%
FY2000
FY2004

- ACOM CO., LTD.

- ACOM CO., LTD.
- JCK CREDIT CO., LTD.
- EASY BUY Public Company Limited

- ACOM CO., LTD.
- DC Cash One Ltd.

- IR Loan Servicing, Inc.


5.3%
9.0%
FY2000
FY2004

- ACOM RENTAL CO., LTD.

- RELATES CO., LTD.
- AC Ventures Co., Ltd
- ACOM FUNDING CO., LTD.
- JLA INCORPORATED
- AJAST Ltd.
- ACOM ESTATE CO., LTD.
- ABS CO., LTD.
- AB PARTNER CO., LTD.
- ACOM PACIFIC, INC.
- ACOM (U.S.A.) INC.
- ACOM INTERNATIONAL, INC.


2.0%
1.7%
FY2000
FY2004

Operations by Business Segment

Loan Business

Profitability

The ACOM Group does not disclose segment-specific profits. For reference, however, the average yield on unsecured loans provided by the parent company was 23.55% in fiscal 2004, ended March 2005. The ratio of bad debt write-offs for such loans was 6.23%. For other detailed information, including data on customer attributes, please refer to ACOM in Figures.

Core Strategies and Initiatives

Upgrade the Quality of Credit

Despite overall improvements in employment and personal consumption, significant discrepancies remain between customers depending on region, type of work, and annual income. In this context, the ACOM Group is seeking to further improve the quality of its credit, which is already strong, as a core strategy. Specifically, we have fortified our credit screening capabilities by analyzing customer segments more meticulously, and by providing more extensive and friendlier follow-up and consulting services for customers. These efforts, which were also complemented by a favorable external environment, enabled ACOM (the parent company) to lower its ratio of bad debt write-offs for unsecured loans by 0.27 percentage point, as well as to reduce the year-end balance of bad debt (sum of bad debt and loans in arrears for less than 3 months) by ¥780 million in fiscal 2004.

Raise Operating Efficiency

All of the back-office functions—such as answering telephone calls, credit screening, and credit management—are centralized at our four contact centers around Japan. This system enables our staffed outlets to specialize in face-to-face meetings with customers. In addition, we have continued to expand our network of unstaffed outlets and automated loan application machines, called MUJINKUN, to raise operating efficiency. At the end of fiscal 2004, ACOM (the parent company) had 324 staffed outlets, down 15% from a year earlier, as well as 1,461 unstaffed outlets, up 10.8%, and 1,745 MUJINKUN machines, up 3.1%.

In December 2004, we introduced more compact versions of MUJINKUN, called QUICK MUJIN, of which 38 machines were in operation by fiscal year-end. Requiring only one-third of the cost of setting up MUJINKUN facilities, the adoption of QUICK MUJIN enables us to save space and also suppress costs. They also represent a new customer-drawing channel that will allow us to further improve our services. We plan to add another 171 machines by the end of fiscal 2005, ending March 2006.

DC Cash One

In January 2005, Tokyo-Mitsubishi Cash One Ltd. became a consolidated subsidiary of ACOM and changed its name to DC Cash One Ltd. That company's balance of receivables outstanding has grown favorably, from ¥38.9 billion in fiscal 2003, ended March 2004, to ¥59.2 billion in fiscal 2004. Its transformation into a consolidated subsidiary will expedite the integration of the Mitsubishi Tokyo Financial Group's brand power and ACOM's know-how in credit screening and loan collection—and we expect this to have a favorable impact on our results.



アコム
新規契約受付機
アコム

QUICK MUJIN

Operating Income and Receivables Outstanding



Billions of yen
2,000
1,500
1,000
500
0
348.2
1,497.0
380.5
1,618.6
398.0
1,660.2
391.2
1,623.1
387.3
1,680.1
396.3
1,712.2
2000
2001
2002
2003
2004
2005 (FY)
(Outlook)
Operating Income
Receivables Outstanding

Performance and Outlook

In fiscal 2004, operating income in this segment totaled ¥387.3 billion, down 1.0% from the previous fiscal year. The rate of decline was 0.7 point lower than in fiscal 2003, and the addition of DC Cash One boosted the Group's year-end balance of loan receivables outstanding by 3.5%.

In fiscal 2005, we project a 2.3% rise in operating income, to ¥396.3 billion—the first increase in three fiscal years. Several factors will play a part in this turnaround. They include qualitative improvements in the parent company's credit, the aforementioned expansion of DC Cash One, and rapid growth of EASY BUY Public Company Limited, formerly SIAM A&C CO., LTD., our subsidiary in Thailand.

Credit Card Business

Profitability

With respect to profitability, the credit card business falls short of the loan business, but there are major synergies between the two. We have been actively expanding credit card alliances with large-scale retail chains and other companies with strong customer-attraction power. Through cross-selling, these alliances are also helping us expand income from our installment sales finance business. Moreover, we also increased the balances of credit-card-based revolving payments and cashing, which generate relatively high profits. In fiscal 2004, the ratio of bad debt write-offs for this segment was 8.98%, a substantial 1.34 point improvement from fiscal 2003.

Core Strategies and Initiatives

Alliance Card Strategy: Upgrading Our Customer Base

Under our arrangement with MasterCard®, we provide value-added services for unsecured loan customers, and also enter agreements with mass merchandisers to issue alliance cards. The Group is currently concentrating on the latter activity. A huge 95.8% of alliance cardholders have never used consumer finance companies, and the ACOM Group is effectively using this advantage as part of its strategy to upgrade its credit quality. By encouraging these new customers to also access our cashing services, we hope to broaden the scope of our business, both quantitatively and qualitatively. The current cashing usage rate among alliance cardholders is 4.3%, and we expect this to improve in the future.

Successive Issue of Alliance Cards

In the year under review, we issued a succession of alliance cards with prominent companies. These included a wedding service provider, a mobile phone shop, a mobile phone sales company, a seller of PC peripherals, and a cable television broadcasting company. At the end of fiscal 2004, ACOM had 29 cards issued via alliances with 29 partners.

Performance and Outlook

This segment continued to grow in fiscal 2004. Operating income rose 7.4%, to ¥6.3 billion, and the year-end balance of receivables outstanding increased 5.7%, to ¥49.3 billion. In fiscal 2005, we forecast a further 10.3% jump in operating income, to ¥6.9 billion.


INTERNATIONAL
MasterCard
MONTH/YEAR
MasterCard
ACOM MasterCard®

Operating Income and Receivables Outstanding


Billions of yen
60
40
20
0
2.3
19.7
3.7
32.1
5.0
41.8
5.8
46.7
6.3
49.3
6.9
52.4
2000
2001
2002
2003
2004
2005 (FY)
(Outlook)
Operating Income
Receivables Outstanding

Installment Sales Finance Business

Profitability

ACOM is working to boost profitability by generating synergies between its installment sales finance and credit card businesses. We are also striving to upgrade the quality of credit by meticulously controlling our portfolio of affiliated retailers, adding and replacing companies as necessary. The ratio of bad debt write-offs in this segment in fiscal 2004 was 4.39%, up 1.85 points from fiscal 2003.

Core Strategies and Initiatives

Build a Powerful Client Base

Being a relative newcomer to this business, the ACOM Group initially targeted affiliated retailers in niche markets that other companies had failed to develop. While the economy was growing, this strategy had a positive effect on earnings, but it was lacking in stability. For this reason, from fiscal 2003 the Group shifted to a strategy based on rigorously pursuing improvements in the quality of credit. Now, we carefully screen potential alliance partners and cancel contracts with those deemed to be high-risk. In these ways, we are working swiftly to restructure this business, with a view to building a powerful base of clients. This restructuring program will be completed in fiscal 2005, and our plan is to start increasing the balance of receivables outstanding from fiscal 2006, ending March 2007.

Expand Cross-Selling Activities with the Credit Card Business

At ACOM, we have arrangements with some card alliance partners, whereby we issue credit cards to customers seeking to enter installment sales finance agreements for individual products. With conventional installment sales finance arrangements, our relationship with the customer ends with payment of the final installment. By issuing credit cards to these customers, however, we are better positioned to offer a variety of account settlement services over a long period of time. Similarly, we plan to cross-sell our installment sales finance services to credit cardholders, further raising our earnings power.

Performance and Outlook

In fiscal 2004, due to our ongoing restructuring program, consolidated operating income in this segment fell 26.9% year-on-year, to ¥16.6 billion, and the year-end balance of receivables outstanding was down 29.8%, to ¥127.3 billion. Although we have not finished our restructuring program in Japan, we have maintained solid growth overseas. For example, EASY BUY Public Company Limited, our loan and installment sales finance subsidiary in Thailand, reported a huge 202.7% jump in receivables outstanding of installment sales finance, to ¥23.7 billion at fiscal 2004 year-end. In fiscal 2005, we will enter the final stages of our domestic restructuring program. For the year, we forecast a 9.9% decline in segment operating income, to ¥15.0 billion.

Operating Income and Receivables Outstanding


Billions of yen
300
200
100
0
17.4
203.8
23.5
237.5
25.7
237.9
22.7
181.5
16.6
127.3
15.0
108.4
2000
2001
2002
2003
2004
2005 (FY)
(Outlook)
Operating Income
Receivables Outstanding

Number of Customer Accounts of Installment Sales Finance


Thousands of accounts
1,000
800
600
400
200
0
446
212
110
486
246
172
479
263
248
387
222
276
284
148
525
209
85
573
2000
2001
2002
2003
2004
2005 (FY)
(Outlook)
ACOM CO., LTD.
JCK CREDIT CO., LTD.
EASY BUY Public Company Limited

Guarantee Business

Profitability

Compared with our loan business, the guarantee business is less profitable, but it enables us to use our accumulated expertise in credit screening and management. Another feature of this business is its relatively low level of bad debts risk. The ratio of bad debt write-offs in fiscal 2004 was 2.68%.

Core Strategies and Initiatives

MTFG Alliance: Major Increase in Guaranteed Loans Receivable

We expect our alliance with MTFG to have a very positive impact on our guarantee business. For a start, ACOM (the parent company) is scheduled to handle guarantees for unsecured loan cards newly issued by The Bank of Tokyo-Mitsubishi, Ltd. (BTM). Also, we will collaborate with BTM in approaching regional banks, with the aim of further broadening our base of alliance partners in the guarantee business. At fiscal 2004 year-end, we had agreements with 10 banks, and we hope to add five or six banks per year in fiscal 2005 and beyond. In addition, DC Cash One, now an ACOM subsidiary, plans to take over guarantee services for the cashing of cards issued by BTM and also for lump-sum payments and revolving payments on purchases.

Performance and Outlook

Consolidated operating income from our guarantee business surged 51.4%, to ¥7.6 billion, and the year-end balance of guaranteed loans receivable rose 35.9%, to ¥137.2 billion. In fiscal 2005, we forecast segment operating income of ¥6.4 billion, after offsetting the consolidation of DC Cash One.

Operating Income and Guaranteed Loans Receivable



Billions of yen
200
150
100
50
0
0
0
0.3
9.5
1.8
57.9
5.0
100.9
7.6
137.2
6.4
177.2
2000
2001
2002
2003
2004
2005 (FY)
(Outlook)
Operating Income
Guaranteed Loans Receivable

Loan Servicing Business

Profitability

One of key strengths of IR Loan Servicing, Inc., our loan servicing subsidiary, is its standing in the eyes of credit rating agencies. Indeed, only nine months after commencing operations, it received a rating from Fitch Ratings Ltd., a globally renowned agency. Fitch gave IR Loan Servicing a commercial mortgage special servicer rating of CSS3+(JPN) and an asset-backed special servicer rating of ABSS3+(JPN). Those ratings have been upgraded on December 29, 2004, and now stand at CSS2–(JPN) and ABSS2–(JPN), respectively.

Core Strategies and Initiatives

Comprehensive Business Expansion, from Corporate to Individual Debt

The other equity partner in IR Loan Servicing is RISA Partners, Inc. By fusing ACOM's expertise in consumer loan screening and servicing with RISA Partners' know-how in corporate loan management, as well as securitization business know-how, we are developing a comprehensive business covering all types of debt. With traditional expertise in corporate loan, IR Loan Servicing is using ACOM's skills to provide collection services for consumer loans and other small-lot debts. In addition, it provides payment guidance services for accounts receivable, such as payments for direct mail purchases, where there is growing demand. Taking advantage of RISA Partners' expertise, it has entered the market for "corporate restructuring support services," including processing of excess debt, restructuring of non-performing businesses, and reinforcement of marketing capabilities. Covering a diversity of areas, this business model is quite unusual in the industry, and we expect it to generate significant growth in the future.

Performance and Outlook

In fiscal 2004, operating income in the servicing segment jumped more than three-fold, to ¥8.7 billion. In diversified financial services, therefore, this segment now exceeds ACOM's credit card and guarantee businesses in terms of income generated. The year-end balance of receivables outstanding was ¥12.7 billion, around twice the previous year's level. For fiscal 2005, we project a 6.4% increase in operating income, to ¥9.3 billion.

Operating Income and Receivables Outstanding


Billions of yen
20
15
10
5
0
0 0
0.1 0.1
0.9 1.1
2.7
6.0
8.7
12.7
9.3
19.2
2000 2001 2002 2003 2004 2005 (FY)
(Outlook)
Operating Income
Receivables Outstanding

Other Businesses

Core Strategies and Initiatives

To strengthen our capabilities in the guarantee business and persuade our alliance partners in that business to entrust their call center operations to us, we established a wholly owned subsidiary, RELATES CO., LTD., formerly AVRS CO., LTD. (changed its name on January 18, 2005), which began operations in March 2005. That company will work in collaboration with the parent company's guarantee business department to offer administrative support to alliance partners and undertake consignment work from new partners. In these ways, we will work to improve our services and expand our business.

Performance and Outlook

Consolidated operating income from rental business rose 7.2% year-on-year, to ¥3.7 billion, and from other services declined 6.2%, to ¥3.5 billion. In fiscal 2005, we forecast a 5.6% increase in income from rental services, to ¥4.0 billion, and a 14.6% fall in income from other businesses, to ¥3.0 billion.

Operating Income


Billions of yen
6
4
2
0
5.5
2.0
3.8
2.6
3.6
2.2
3.7
3.5
3.7
3.5
4.0
3.0
2000 2001 2002 2003 2004 2005 (FY)
(Outlook)
Rental Business
Other Businesses



ACOM in Figures

Related Macroeconomic Data (Yearly and Quarterly)

	2000/3	2001/3	2002/3	2003/3
1.Employment-Related Statistics				
The number of unemployed people (Millions)	3.20	3.20	3.48	3.59
The ratio of unemployed people (%)	4.7	4.7	5.2	5.4
The ratio of job offers to job seekers (Times)	0.49	0.62	0.56	0.55
The total cash wage amount (yoy %)	-0.8	0.5	-2.1	-2.6
Regular employment index (yoy %)	-0.2	-0.3	-0.4	-0.7
2. Consumption-Related Statistics				
Consumer spending (yoy %)	-1.8	-1.2	-3.4	-0.6
Retail sales (yoy %)	-2.0	-0.8	-3.3	-3.2
3. Financial-Related Statistics, etc.				
Ten-year government bond yield (%)	1.770	1.270	1.400	0.700
Nikkei 225 (Yen)	18,049	15,616	11,468	9,611

Source: Nihon Keizai Shimbun, Inc.

Related Macroeconomic Data (Monthly)

	2003	2004				
	December	January	February	March	April	May
Unemployment Rate (%)	4.9	5.0	5.0	4.7	4.7	4.6
Personal Bankruptcy Applications	21,682	14,000	17,926	21,818	19,723	15,800

Source: Ministry of Public Management, Home Affairs, Posts and Telecommunications (Unemployment Rate)
Source: Supreme Court of Japan (Personal Bankruptcy Applications)

Operating Income by Segment (Consolidated)

	Millions of yen					
	2001/3		2002/3		2003/3	
		yoy %		yoy %		yoy %
Operating Income	375,674	9.3	414,918	10.4	437,572	5.5
Loan Business	348,295	7.7	380,553	9.3	398,057	4.6
Credit Card Business	2,353	407.3	3,771	60.2	5,096	35.1
Installment Sales Finance Business	17,446	48.5	23,595	35.2	25,725	9.0
Guarantee Business	—	—	319	—	1,866	483.8
Loan Servicing Business	—	—	191	—	925	383.9
Collection of purchased receivables	—	—	—	—	436	192.1
Rental Business	5,569	-17.1	3,853	-30.8	3,629	-5.8
Others	2,009	42.8	2,634	31.1	2,271	-13.8

2004/3	2005/3				
	full term	1st quarter	2nd quarter	3rd quarter	4th quarter
3.42	3.08	3.10	3.16	3.01	3.03
5.1	4.6	4.6	4.8	4.6	4.6
0.69	0.86	0.80	0.85	0.90	0.91
-0.9	-0.3	-0.8	-0.4	0.3	-0.03
-0.3	0.7	0.6	0.7	0.7	0.6
-0.2	-0.2	1.9	0.1	-1.8	-1.1
-1.4	-0.7	-1.9	-0.3	-0.4	0.0
1.435	1.320	1.613	1.608	1.457	1.370
9,939	11,321	11,509	11,152	11,016	11,583

							2005		
June	July	August	September	October	November	December	January	February	March
4.6	4.9	4.8	4.6	4.6	4.6	4.5	4.5	4.7	4.5
18,675	17,840	16,206	16,517	16,555	16,522	19,820	10,856	14,415	18,002

Millions of yen								
2004/3		2005/3					2006/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
434,968	-0.6	107,558	216,650	326,025	433,965	-0.2	440,900	1.6
391,259	-1.7	96,419	193,749	291,926	387,348	-1.0	396,300	2.3
5,876	15.3	1,514	3,123	4,730	6,311	7.4	6,900	10.3
22,738	-11.6	4,622	8,877	12,783	16,622	-26.9	15,000	-9.9
5,037	169.8	1,666	3,511	5,406	7,627	51.4	6,400	-16.0
2,786	201.2	1,899	4,033	5,633	8,762	214.5	9,300	6.4
2,088	377.9	—	—	—	7,757	271.5	—	—
3,527	-2.8	841	1,717	2,841	3,781	7.2	4,000	5.6
3,742	64.8	595	1,638	2,704	3,511	-6.2	3,000	-14.6

Receivables Outstanding by Segment (Consolidated)

	Millions of yen					
	2001/3		2002/3		2003/3	
		yoy %		yoy %		yoy %
Receivables Outstanding	1,720,616	16.4	1,888,413	9.8	1,941,244	2.8
Loan Business	1,497,045	11.1	1,618,660	8.1	1,660,256	2.6
ACOM CO., LTD.	1,496,237	11.0	1,616,837	8.1	1,652,890	2.2
JCK CREDIT CO., LTD.	808	—	327	-59.5	153	-53.1
SIAM A&C CO., LTD.	—	—	1,495	—	7,212	382.3
DC Cash One Ltd	—	—	—	—	—	—
Credit Card Business	19,735	210.3	32,102	62.7	41,850	30.4
ACOM MasterCard®	19,157	210.6	31,388	63.8	41,114	31.0
JCK CREDIT CO., LTD.	405	—	624	54.1	684	9.6
SIAM A&C CO., LTD.	—	—	—	—	—	—
Installment Sales Finance Business	203,834	63.6	237,502	16.5	237,948	0.2
ACOM CO., LTD.	150,581	23.5	161,247	7.1	153,203	-5.0
JCK CREDIT CO., LTD.	49,112	—	69,996	42.5	77,338	10.5
SIAM A&C CO., LTD.	4,140	56.1	6,258	51.1	7,406	18.3
Loan Servicing Business	—	—	147	—	1,189	706.5

Number of Customer Accounts by Segment (Consolidated)

	2001/3		2002/3		2003/3	
		yoy %		yoy %		yoy %
Loan Business *1	2,898,760	8.6	3,058,274	5.5	3,161,304	3.4
ACOM CO., LTD.	2,893,789	8.4	3,035,706	4.9	3,032,330	-0.1
JCK CREDIT CO., LTD.	4,971	—	2,719	-45.3	1,122	-58.7
SIAM A&C CO., LTD.	—	—	19,849	—	127,852	544.1
DC Cash One Ltd	—	—	—	—	—	—
Credit Card Business *2	781,590	93.0	1,016,544	30.1	1,021,131	0.5
ACOM MasterCard®	752,509	97.8	1,004,118	33.4	1,014,845	1.1
JCK CREDIT CO., LTD.	3,238	—	4,952	52.9	6,004	21.2
SIAM A&C CO., LTD.	—	—	—	—	—	—
Installment Sales Finance Business *3	768,882	85.2	905,725	17.8	991,162	9.4
ACOM CO., LTD.	446,217	24.5	486,532	9.0	479,182	-1.5
JCK CREDIT CO., LTD.	212,068	—	246,786	16.4	263,202	6.7
SIAM A&C CO., LTD.	110,597	95.2	172,407	55.9	248,778	44.3
Loan Servicing Business *4	—	—	1,468	—	10,540	618.0

Notes: 1. Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
2. Credit Card Business: Number of cardholders.
3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
4. Loan Servicing Business: Number of accounts for purchased loans.

2004/3		2005/3					2006/3(E)	
Millions of yen								
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
1,857,536	-4.3	1,842,057	1,830,314	1,812,245	1,869,685	0.7	1,892,200	1.2
1,623,154	-2.2	1,623,535	1,628,157	1,618,590	1,680,184	3.5	1,712,200	1.9
1,612,799	-2.4	1,611,833	1,614,243	1,602,794	1,601,773	-0.7	1,601,800	0.0
66	-56.8	57	49	40	33	-49.8	20	-30.3
10,289	42.7	11,644	13,864	15,756	17,163	66.8	23,700	38.0
—	—	—	—	—	59,246	—	84,100	42.0
46,731	11.7	47,747	48,973	49,527	49,399	5.7	52,400	6.0
45,941	11.7	47,016	48,336	48,923	48,833	6.3	51,900	6.3
758	10.8	707	619	587	546	-27.9	500	-11.9
—	—	—	—	—	—	—	—	—
181,567	-23.7	165,534	145,927	136,455	127,378	-29.8	108,400	-14.9
113,934	-25.6	102,355	89,279	80,111	70,014	-38.5	52,500	-25.0
59,785	-22.7	53,685	45,596	39,855	33,607	-43.8	20,100	-40.2
7,847	6.0	9,493	11,051	16,488	23,756	202.7	35,800	50.8
6,082	411.1	5,239	7,256	7,671	12,723	109.2	19,200	50.9

2004/3		2005/3					2006/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
3,161,894	0.0	3,177,508	3,214,903	3,231,801	3,406,054	7.7	3,450,800	1.3
2,954,073	-2.6	2,941,271	2,932,749	2,914,385	2,902,916	-1.7	2,861,000	-1.4
422	-62.4	303	246	198	167	-60.4	100	-40.1
207,399	62.2	235,934	281,908	317,218	347,003	67.3	411,000	18.4
—	—	—	—	—	150,074	—	171,200	14.1
1,071,681	5.0	1,074,324	1,196,546	1,202,542	1,197,784	11.8	1,253,700	4.7
1,064,492	4.9	1,067,382	1,190,132	1,196,353	1,191,975	12.0	1,249,000	4.8
6,982	16.3	6,740	6,212	5,989	5,609	-19.7	4,500	-19.8
—	—	—	—	—	—	—	—	—
886,110	-10.6	874,657	863,342	915,165	958,768	8.2	868,000	-9.5
387,261	-19.2	360,113	332,357	309,185	284,782	-26.5	209,000	-26.6
222,424	-15.5	205,681	183,190	165,395	148,059	-33.4	85,700	-42.1
276,425	11.1	308,863	347,795	440,585	525,927	90.3	573,300	9.0
31,851	202.2	33,864	49,097	87,334	137,808	332.7	—	—

Six-Year Financial Summary (Consolidated)

Years ended March 31

	Millions of yen
	2000
1. For the year:	
Operating income	343,644
Operating expenses	198,155
Bad-debt-related expenses	47,532
Operating profit	145,488
Net income	74,352
2. At year-end:	
Total assets	1,708,030
Receivables outstanding *1	1,478,702
Total amount of bad debts	34,077
Loans to borrowers in bankruptcy or under reorganization	3,776
Loans in arrears	13,408
Loans past due for three months or more	498
Restructured loans	16,394
Allowance for bad debts	54,345
Total shareholders' equity	429,195
Interest-bearing debts	1,196,882
3. Per shares:	Yen
Net income, basic	507.07
Total shareholders' equity	2,927.04
Cash dividends	55.00
4. Key financial ratios:	%
Operating profit margin	42.3
ROE *2	—
ROA *2	—

Notes: 1. Receivables outstanding indicates the total amount of Loan Business, Credit Card Business and Installment Sales Finance Business.
2. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.

Millions of yen				
2001	2002	2003	2004	2005
375,674	414,918	437,572	434,968	433,965
215,363	243,669	290,877	314,577	289,604
52,420	72,047	115,671	140,505	108,453
160,310	171,248	146,695	120,391	144,361
81,369	95,637	75,096	70,319	81,533
1,943,836	2,166,865	2,183,414	2,075,389	2,077,334
1,720,616	1,888,265	1,940,055	1,851,454	1,856,962
34,819	44,516	60,791	80,259	83,961
3,650	7,204	9,227	9,280	8,906
16,897	21,751	31,302	36,966	37,077
684	519	1,139	1,787	1,781
13,587	15,041	19,122	32,225	36,196
64,360	81,064	112,549	135,350	130,532
503,335	582,737	644,431	697,166	863,760
1,333,568	1,470,366	1,439,905	1,294,571	1,128,226
Yen				
554.92	653.18	513.08	487.77	516.23
3,432.67	3,983.61	4,405.08	4,855.98	5,456.39
65.00	80.00	80.00	80.00	100.00
%				
42.7	41.3	33.5	27.7	33.3
17.5	17.6	12.2	10.5	10.4
4.5	4.7	3.5	3.3	3.9

Seven-Year Financial Summary (Non-Consolidated)

Years ended March 31

	Millions of yen	
	1999	2000
1. For the year:		
Operating income	310,521	341,767
Operating expenses	183,412	197,392
Bad-debt-related expenses *1	39,755	47,461
Operating profit	127,109	144,374
Net income	56,499	74,038
2. At year-end:		
Total assets	1,602,641	1,700,322
Receivables outstanding *2	1,297,689	1,476,050
Total amount of bad debts	—	34,077
Loans to borrowers in bankruptcy or under reorganization	—	3,776
Loans in arrears	—	13,408
Loans past due for three months or more	—	498
Restructured loans	—	16,394
Allowance for bad debts	44,300	54,300
Total shareholders' equity	343,349	427,716
Interest-bearing debts	1,191,700	1,192,926
3. Per shares:	Yen	
Net income, basic	385.31	504.93
Total shareholders' equity	2,341.59	2,916.96
Cash dividends	45.00	55.00
4. Key financial ratios:	%	
Operating profit margin	40.9	42.2
ROE *3	17.8	19.2
ROA *3	3.7	4.5
Ratio of bad debt write-offs	2.6	2.7
Bad debt ratio (Gross basis) *4	—	2.5
Bad debt ratio (Net basis) *5	—	-1.5

Notes: 1. The amount of bad debts related expenses is the sum of bad debt expenses, provision for bad debts, and provision for loss on debt guarantees.

2. Receivables outstanding indicates the total amount of Loan Business, Credit Card Business and Installment Sales Finance Business.

3. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.

4. Bad debt ratio (Gross basis) = Total amount of bad debt / Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization.

5. Bad debt ratio (Net basis) = (Bad debts - Allowance for bad debts) / Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization.

Millions of yen				
2001	2002	2003	2004	2005
366,712	400,818	419,258	411,799	402,734
208,205	231,857	276,677	295,918	262,500
51,654	69,997	112,108	135,474	102,462
158,507	168,961	142,581	115,880	140,234
80,757	94,777	77,489	65,648	83,001
1,876,210	2,095,251	2,110,009	2,019,648	1,951,625
1,666,149	1,809,564	1,847,259	1,772,706	1,720,641
34,596	43,691	60,491	79,754	81,210
3,650	7,204	9,227	9,280	8,377
16,866	20,972	31,128	36,632	35,310
518	497	1,036	1,638	1,345
13,561	15,016	19,099	32,204	36,177
61,900	77,700	107,700	129,400	122,400
502,833	580,716	645,386	694,082	862,301
1,283,167	1,417,966	1,384,848	1,260,090	1,028,722
Yen				
550.75	647.31	529.45	455.36	525.53
3,429.24	3,969.80	4,411.62	4,834.50	5,447.18
65.00	80.00	80.00	80.00	100.00
%				
43.2	42.2	34.0	28.1	34.8
17.4	17.5	12.6	9.8	10.7
4.5	4.8	3.7	3.2	4.2
2.9	3.2	4.6	6.4	6.1
2.3	2.7	3.7	4.9	5.1
-1.8	-2.1	-2.9	-3.1	-2.6

Receivables Outstanding (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Receivables Outstanding	1,809,564	8.6	1,847,259	2.1	1,772,706	-4.0
Loan Business	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4
Unsecured Loans	1,548,894	8.5	1,582,751	2.2	1,548,616	-2.2
Consumers	1,547,850	8.5	1,582,125	2.2	1,548,274	-2.1
Commercials	1,043	-30.4	625	-40.1	341	-45.4
Secured Loans	67,942	-0.1	70,139	3.2	64,183	-8.5
Real Estate Card Loan	53,509	7.7	56,852	6.2	52,781	-7.2
Credit Card Business	31,478	62.8	41,166	30.8	45,973	11.7
ACOM MasterCard®	31,388	63.8	41,114	31.0	45,941	11.7
Installment Sales Finance Business	161,247	7.1	153,203	-5.0	113,934	-25.6
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	512	3.2	524	2.3	527	0.6
	(541)*1	(5.5)	—	—	—	—
<Reference>						
Guaranteed Loans Receivable	9,539	—	57,926	—	100,971	74.3

Note: 1. The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

Number of Customer Accounts (Non-Consolidated)

	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Loan Business *1,4	3,035,706	4.9	3,032,330	-0.1	2,954,073	-2.6
	(2,873,888)	(2.8)	—	—	—	—
Unsecured Loans	3,021,780	4.9	3,017,837	-0.1	2,940,345	-2.6
	(2,860,021)	(2.8)	—	—	—	—
Consumers	3,020,908	4.9	3,017,176	-0.1	2,939,945	-2.6
	(2,859,149)	(2.8)	—	—	—	—
Commercials	872	-13.7	661	-24.2	400	-39.5
Secured Loans	13,926	3.3	14,493	4.1	13,728	-5.3
Credit Card Business *2	1,011,592	30.0	1,015,127	0.3	1,064,699	4.9
ACOM MasterCard®	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9
Installment Sales Finance Business *3	486,532	9.0	479,182	-1.5	387,261	-19.2

Notes: 1. Loan Business: Number of customer accounts with outstanding balance.
2. Credit Card Business: Number of cardholders.
3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
4. The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

Millions of yen									
2005/3								2006/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
1,761,229	-3.9	1,751,876	-3.5	1,731,846	-3.2	1,720,641	-2.9	1,706,200	-0.8
1,611,833	-1.8	1,614,243	-1.2	1,602,794	-0.8	1,601,773	-0.7	1,601,800	0.0
1,550,063	-1.4	1,554,121	-0.7	1,545,079	-0.3	1,545,493	-0.2	1,548,100	0.2
1,549,761	-1.4	1,553,851	-0.7	1,544,840	-0.3	1,545,295	-0.2	1,547,900	0.2
302	-43.9	269	-39.4	238	-38.9	197	-42.3	200	1.4
61,769	-11.7	60,121	-12.9	57,714	-13.8	56,280	-12.3	53,700	-4.6
—	—	—	—	—	—	47,135	-10.7	—	—
47,040	9.7	48,353	9.6	48,940	8.5	48,853	6.3	51,900	6.2
47,016	9.7	48,336	9.6	48,923	8.6	48,833	6.3	51,900	6.3
102,355	-30.9	89,279	-34.9	80,111	-37.4	70,014	-38.5	52,500	-25.0
529	1.0	532	1.3	532	1.5	535	1.5	543	1.5
—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	137,261	35.9	177,200	29.1

2005/3								2006/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
2,941,271	-2.3	2,932,749	-2.0	2,914,385	-1.9	2,902,916	-1.7	2,861,000	-1.4
—	—	—	—	—	—	—	—	—	—
2,927,931	-2.3	2,919,642	-2.0	2,901,621	-1.9	2,890,353	-1.7	2,849,400	-1.4
—	—	—	—	—	—	—	—	—	—
2,927,581	-2.3	2,919,333	-2.0	2,901,345	-1.9	2,890,120	-1.7	2,849,200	-1.4
—	—	—	—	—	—	—	—	—	—
350	-41.1	309	-39.1	276	-38.3	233	-41.8	200	-14.2
13,340	-8.3	13,107	-9.0	12,764	-9.4	12,563	-8.5	11,600	-7.7
1,067,584	7.2	1,190,334	22.0	1,196,553	23.9	1,192,175	12.0	1,249,200	4.8
1,067,382	7.2	1,190,132	22.0	1,196,353	23.9	1,191,975	12.0	1,249,000	4.8
360,113	-22.1	332,357	-23.9	309,185	-25.8	284,782	-26.5	209,000	-26.6

Number of New Loan Customers (Non-Consolidated)

	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Number of New Loan Customers	443,538	0.1	408,146	-8.0	359,311	-12.0
Unsecured Loans	442,184	0.0	406,693	-8.0	358,570	-11.8
Consumers	442,165	0.0	406,685	-8.0	358,570	-11.8
Commercials	19	5.6	8	-57.9	0	-100.0
Secured Loans	1,354	36.8	1,453	7.3	741	-49.0

Number of Loan Business Outlets (Non-Consolidated)

	2002/3		2003/3		2004/3	
		yoy		yoy		yoy
Number of Loan Business Outlets	1,761	20	1,716	-45	1,699	-17
Staffed	521	0	468	-53	381	-87
Unstaffed	1,240	20	1,248	8	1,318	70
QUICK MUJIN Machine	—	—	—	—	—	—

MUJINKUN (Non-Consolidated)

	2002/3		2003/3		2004/3	
		yoy		yoy		yoy
Number of MUJINKUN Outlets	1,749	16	1,705	-44	1,691	-14
Number of MUJINKUN Machines	1,751	16	1,706	-45	1,692	-14

Cash Dispensers and ATMs (Non-Consolidated)

	2002/3		2003/3		2004/3	
		yoy		yoy		yoy
Number of Cash Dispensers and ATMs	49,777	18,958	69,215	19,438	76,282	7,067
Proprietary	2,068	15	2,026	-42	1,961	-65
Open 365 Days/Year	2,059	13	2,020	-39	1,957	-63
Open 24 Hours/Day	1,773	18	1,749	-24	1,705	-44
Tie-up	47,709	18,943	67,189	19,480	74,321	7,132
Others *1	7,611	0	7,621	10	8,424	803

Note: 1. "Others" indicates receipt of payment by convenience stores under an agency agreement.

2005/3								2006/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
89,688	-7.7	176,088	-5.9	257,841	-5.5	340,033	-5.4	360,500	6.0
89,586	-7.5	175,856	-5.7	257,512	-5.4	339,567	-5.3	360,000	6.0
89,586	-7.5	175,856	-5.7	257,512	-5.4	339,567	-5.3	360,000	6.0
0	—	0	—	0	—	0	—	0	—
102	-69.7	232	-57.9	329	-49.9	466	-37.1	500	7.3

2005/3								2006/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
1,697	-2	1,702	3	1,718	19	1,785	86	2,008	223
356	-25	328	-53	326	-55	324	-57	279	-45
1,341	23	1,374	56	1,392	74	1,461	143	1,729	268
—	—	—	—	4	4	38	38	209	171

2005/3								2006/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
—	—	—	—	—	—	1,744	53	1,796	52
1,691	-1	1,698	6	1,712	20	1,745	53	1,797	52

2005/3								2006/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
79,530	3,248	82,125	5,843	81,713	5,431	81,736	5,454	—	—
1,912	-49	1,844	-117	1,858	-103	1,891	-70	1,943	52
1,908	-49	1,840	-117	1,854	-103	1,888	-69	—	—
1,666	-39	1,616	-89	1,628	-77	1,662	-43	—	—
77,618	3,297	80,281	5,960	79,855	5,534	79,845	5,524	—	—
8,432	8	8,509	85	8,614	190	8,684	260	—	—

Employees (Non-Consolidated)

	2002/3		2003/3		2004/3	
		yoy		yoy		yoy
Number of Employees *[1]	4,366	45	4,405	39	4,238	-167
Head Office	756	103	869	113	932	63
Credit Supervision Related	241	22	302	61	345	43
Financial Service Business Division	3,610	-58	3,536	-74	3,306	-230
Contact Center	335	335	1,059	724	943	-116
Credit Card / Installment Business Dept.	231	15	228	-3	346	118
Guarantee Business Dept.	—	—	—	—	—	—

Note: 1. The number of employees as of March 2002 and March 2003 is adjusted based on new organization as of April 2002 and as of June 2003, respectively.

Average Loan Yield (Non-Consolidated)

	%					
	2000/3		2001/3		2002/3	
		yoy p.p.		yoy p.p.		yoy p.p.
Average Yield *[1]	24.86	-0.22	24.08	-0.78	23.80	-0.28
Unsecured Loans	25.70	-0.32	24.75	-0.95	24.32	-0.43
Consumers	25.70	-0.32	24.76	-0.94	24.32	-0.44
Commercials	24.08	-0.35	22.88	-1.20	21.59	-1.29
Secured Loans	11.20	0.32	11.33	0.13	12.13	0.80

Note: 1. Average yield = Interest on loans receivable / Term average of receivables outstanding at the beginning of the year

Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
	Receivables Outstanding					
Effective Annual Interest Rate		C.R.(%)		C.R.(%)		C.R.(%)
Loans Receivable Outstanding	1,547,850	100.0	1,582,125	100.0	1,548,274	100.0
28.470% and Higher	62,372	4.0	49,475	3.1	39,701	2.5
27.375%	597,408	38.6	639,356	40.4	642,084	41.5
25.000% - 26.500%	349,436	22.6	345,529	21.9	338,972	21.9
20.000% - 24.820%	332,221	21.5	332,760	21.0	312,491	20.2
18.250% - 19.000%	93,180	6.0	96,294	6.1	87,939	5.7
15.000% - 18.000%	98,799	6.4	99,223	6.3	92,256	6.0
Less than 15.000%	14,431	0.9	19,485	1.2	34,827	2.2

2005/3								2006/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
4,282	44	4,237	-1	4,205	-33	4,096	-142	3,953	-143
907	-25	920	-12	936	4	925	-7	941	16
331	-14	322	-23	337	-8	336	-9	348	12
3,375	69	3,317	11	3,269	-37	3,171	-135	3,012	-159
932	-11	943	0	892	-51	887	-56	—	—
365	19	354	8	354	8	317	-29	262	-55
40	40	44	44	47	47	48	48	56	8

%							
2003/3		2004/3		2005/3		2006/3(E)	
	yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
23.47	-0.33	23.23	-0.24	23.13	-0.10	22.93	-0.20
23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23
23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23
20.04	-1.55	18.96	-1.08	17.12	-1.84	16.49	-0.63
12.15	0.02	12.16	0.01	12.27	0.11	12.13	-0.14

Millions of yen									
2005/3								2006/3(E)	
Receivables Outstanding									
1st quarter	C.R.(%)	2nd quarter	C.R.(%)	3rd quarter	C.R.(%)	4th quarter full term	C.R.(%)		C.R.(%)
1,549,761	100.0	1,553,851	100.0	1,544,840	100.0	1,545,295	100.0	1,547,900	100.0
37,267	2.4	35,267	2.3	33,261	2.2	31,483	2.1	23,700	1.5
645,909	41.7	653,391	42.0	652,262	42.2	652,293	42.2	655,200	42.3
343,952	22.2	345,824	22.3	342,827	22.2	343,838	22.3	336,900	21.8
309,426	20.0	306,403	19.7	304,755	19.7	304,686	19.7	304,600	19.7
85,597	5.5	83,817	5.4	81,508	5.3	79,546	5.1	79,600	5.1
90,589	5.8	90,512	5.8	89,562	5.8	91,183	5.9	91,300	5.9
37,018	2.4	38,635	2.5	40,663	2.6	42,263	2.7	56,600	3.7

Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
Classified Receivable Outstanding (Thousands of Yen)		C.R. (%)		C.R. (%)		C.R. (%)
≦100	20,039	1.3	20,603	1.3	20,278	1.3
100< ≦300	127,094	8.2	125,037	7.9	124,248	8.0
300< ≦500	643,286	41.6	631,290	39.9	599,785	38.7
500< ≦1,000	333,173	21.5	326,476	20.6	307,933	20.0
1,000<	424,257	27.4	478,716	30.3	496,029	32.0
Total	1,547,850	100.0	1,582,125	100.0	1,548,274	100.0

Number of New Customers by Annual Income [Unsecured Loans] (Non-Consolidated)

	2001/3			2002/3		
	Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount
Annual Income (Millions of Yen)		C.R. (%)	Thousands of yen		C.R. (%)	Thousands of yen
≦2	89,006	20.1	134	101,134	22.9	133
2< ≦5	281,654	63.7	160	276,288	62.5	158
5< ≦7	46,232	10.5	211	42,720	9.6	204
7< ≦10	20,531	4.7	237	18,054	4.1	227
10<	4,669	1.0	255	3,969	0.9	246
Total	442,092	100.0	165	442,165	100.0	161

Composition Ratio of Customer Accounts by Age [Unsecured Loans] (Non-Consolidated)

	%			
	2000/3		2001/3	
	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
Under 29	27.9	21.9	27.2	22.1
Age 30 - 39	26.9	26.9	27.4	26.8
Age 40 - 49	21.8	23.4	21.2	22.4
Age 50 - 59	16.9	19.7	17.4	19.8
Over 60	6.5	8.1	6.8	8.9
Total	100.0	100.0	100.0	100.0

Millions of yen

2005/3 1st quarter	C.R. (%)	2nd quarter	C.R. (%)	3rd quarter	C.R. (%)	4th quarter full term	C.R. (%)	2006/3(E)	C.R. (%)
20,107	1.3	19,956	1.3	19,691	1.3	19,936	1.3	19,500	1.3
121,873	7.9	119,178	7.7	116,940	7.6	116,143	7.5	112,400	7.3
600,462	38.7	604,453	38.9	599,708	38.8	599,363	38.8	600,700	38.8
304,405	19.6	301,735	19.4	297,220	19.2	295,102	19.1	289,800	18.7
502,911	32.5	508,528	32.7	511,279	33.1	514,749	33.3	525,500	33.9
1,549,761	100.0	1,553,851	100.0	1,544,840	100.0	1,545,295	100.0	1,547,900	100.0

2003/3 Number of Accounts	C.R. (%)	Initial Average Lending Amount (Thousands of yen)	2004/3 Number of Accounts	C.R. (%)	Initial Average Lending Amount (Thousands of yen)	2005/3 Number of Accounts	C.R. (%)	Initial Average Lending Amount (Thousands of yen)
96,455	23.7	136	86,242	24.1	123	83,370	24.5	134
255,555	62.9	161	227,416	63.4	151	214,180	63.1	158
36,465	8.9	204	30,252	8.4	193	28,065	8.3	199
15,014	3.7	225	12,214	3.4	217	11,712	3.4	230
3,196	0.8	239	2,446	0.7	229	2,240	0.7	247
406,685	100.0	162	358,570	100.0	151	339,567	100.0	158

%

2002/3 Existing Accounts	Write-offs Account	2003/3 Existing Accounts	Write-offs Account	2004/3 Existing Accounts	Write-offs Account	2005/3 Existing Accounts	Write-offs Account
26.3	22.9	25.3	21.8	24.2	21.6	23.1	21.6
28.1	27.3	28.7	28.0	29.3	28.5	29.5	28.7
20.7	21.7	20.5	21.7	20.5	21.5	20.7	21.3
17.7	19.6	17.9	19.7	18.0	19.3	18.3	19.0
7.2	8.5	7.6	8.8	8.0	9.1	8.4	9.4
100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (Non-Consolidated)

	%			
	2000/3		2001/3	
	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
Male	72.8	70.3	73.2	70.7
Female	27.2	29.7	26.8	29.3

Bad Debt Write-offs (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Bad Debt Write-offs	54,251	22.2	81,608	50.4	112,598	38.0
Loans Receivable	51,003	19.0	75,428	47.9	103,093	36.7
Unsecured Loans	49,713	24.8	75,039	50.9	100,781	34.3
Secured Loans	1,290	-57.1	388	-69.9	2,312	494.8
ACOM MasterCard®	1,767	245.8	3,344	89.2	4,745	41.9
Installment Sales Finance	1,475	44.9	2,457	66.6	2,890	17.6
Guarantee	12	—	306	—	1,860	506.1
Average Bad Debt Write-off Amounts per Account for Unsecured Loans (Thousands of yen)	332	4.1	363	9.3	395	8.8
<Reference>						
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	512	—	524	—	527	0.6

Ratio of Bad Debt Write-offs (Non-Consolidated) *1, 2

	%					
	2002/3		2003/3		2004/3	
		yoy p.p.		yoy p.p.		yoy p.p.
Loans Receivable	3.15	(0.29)	4.56	(1.41)	6.38	(1.82)
Unsecured Loans	3.21	(0.42)	4.74	(1.53)	6.50	(1.76)
Secured Loans	1.84	(-2.51)	0.54	(-1.30)	3.55	(3.01)
ACOM MasterCard®	5.63	(2.96)	8.13	(2.50)	10.32	(2.19)
Installment Sales Finance	0.91	(0.23)	1.60	(0.69)	2.54	(0.94)
<Reference>						
Guarantee	0.13	—	0.52	(0.39)	1.80	(1.28)

Notes: 1. Ratio of bad debt write-offs
Loan Business = Bad Debt Write-off of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-off of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
Guarantee = Bad Debt write-off of Guarantee / (Guaranteed Loan Receivables plus Payments in Subrogation)
2. Figures in brackets indicate year-on-year change in percentage points.

%							
2002/3		2003/3		2004/3		2005/3	
Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
73.3	70.0	73.3	69.2	73.4	69.0	73.5	69.5
26.7	30.0	26.7	30.8	26.6	31.0	26.5	30.5

Millions of yen									
2005/3								2006/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
27,888	0.8	54,114	-6.4	81,868	-4.1	108,446	-3.7	105,400	-2.8
25,008	-2.1	48,487	-9.1	73,399	-6.4	97,166	-5.7	92,400	-4.9
24,834	-2.4	48,084	-6.9	72,814	-5.0	96,415	-4.3	91,700	-4.9
174	54.0	402	-76.4	585	-67.3	750	-67.5	700	-2.4
1,174	0.0	2,276	-5.7	3,373	-6.3	4,394	-7.4	4,500	2.6
874	31.1	1,611	15.1	2,347	10.2	3,095	7.1	3,100	0.5
829	209.3	1,737	164.3	2,744	128.4	3,785	103.5	5,400	42.2
—	—	—	—	—	—	408	3.3	—	—
—	—	—	—	—	—	535	1.5	543	1.5

%									
2005/3								2006/3(E)	
1st quarter	yoy p.p.	2nd quarter	yoy p.p.	3rd quarter	yoy p.p.	4th quarter full term	yoy p.p.		yoy p.p.
1.55	(0.00)	3.00	(-0.26)	4.57	(-0.27)	6.05	(-0.33)	5.75	(-0.30)
1.60	(-0.02)	3.09	(-0.21)	4.71	(-0.23)	6.23	(-0.27)	5.91	(-0.32)
0.28	(0.12)	0.66	(-1.78)	1.00	(-1.64)	1.31	(-2.24)	1.34	(0.03)
2.49	(-0.25)	4.70	(-0.77)	6.89	(-1.09)	8.98	(-1.34)	8.67	(-0.31)
0.85	(0.40)	1.80	(0.78)	2.93	(1.27)	4.39	(1.85)	5.86	(1.47)
0.73	(0.34)	1.39	(0.57)	2.07	(0.74)	2.68	(0.88)	2.94	(0.26)

Bad Debts (Non-Consolidated)

	Millions of yen					
	2001/3		2002/3		2003/3	
		%		%		%
Total Amount of Bad Debts	34,596	2.31	43,691	2.70	60,491	3.65
Loans to Borrowers in Bankruptcy or Under Reorganization	3,650	0.24	7,204	0.45	9,227	0.56
Applications for Bankruptcy are Proceeded	2,549	0.17	3,292	0.20	3,540	0.21
Applications for the Civil Rehabilitation are Proceeded	—	—	1,659	0.10	2,853	0.17
Applications for the Civil Rehabilitation are Determined	—	—	131	0.01	815	0.05
Loans in Arrears	16,866	1.13	20,972	1.30	31,128	1.88
Loans Past Due for Three Months or More	518	0.03	497	0.03	1,036	0.06
Restructured Loans	13,561	0.91	15,016	0.93	19,099	1.15

Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (Non-Consolidated)

	Millions of yen					
	2001/3		2002/3		2003/3	
		%		%		%
11days ≦ < 3 months	10,703	0.71	13,605	0.84	18,971	1.15
31days ≦ < 3 months	6,269	0.42	7,468	0.46	9,761	0.59
11days ≦ < 31 days	4,434	0.30	6,136	0.38	9,210	0.56

Allowance for Bad Debts (Non-Consolidated)

	Millions of yen					
	2001/3		2002/3		2003/3	
		yoy %		yoy %		yoy %
Allowance for Bad Debts	61,900	14.0	77,700	25.5	107,700	38.6
Ratio of Allowance for Bad Debts (%) *1	3.78	—	4.36	—	5.91	—
General Allowance for Bad Debts	—	—	—	—	67,127	—
Unsecured Consumer Loans	—	—	—	—	59,980	—
Specific Allowance for Bad Debts	—	—	—	—	40,184	—
Additional Allowance for Bad Debts	7,600	-24.0	15,800	107.9	30,000	89.9
Allowance for Loss on Debt Guarantees	—	—	12	—	474	—
Additional Allowance	—	—	12	—	461	—

Note: 1.

$$\text{Ratio of allowance for bad debts (\%)} = \frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus Installment receivables (excluding deferred income on installment sales finance)}} \times 100$$

2004/3	%	2005/3 1st quarter	%	2nd quarter	%	3rd quarter	%	4th quarter full term	%
		Millions of yen							
79,754	4.93	79,234	4.91	80,815	5.00	79,831	4.97	81,210	5.06
9,280	0.57	8,985	0.56	9,051	0.56	8,851	0.55	8,377	0.52
2,951	0.18	2,363	0.15	2,448	0.15	2,272	0.14	2,026	0.13
3,633	0.22	3,737	0.23	3,597	0.22	3,416	0.21	3,176	0.20
1,775	0.11	1,969	0.12	2,120	0.13	2,239	0.14	2,328	0.15
36,632	2.27	34,535	2.14	35,383	2.19	32,714	2.04	35,310	2.20
1,638	0.10	2,253	0.14	2,092	0.13	2,648	0.16	1,345	0.08
32,204	1.99	33,460	2.07	34,288	2.12	35,617	2.22	36,177	2.25

2004/3	%	2005/3 1st quarter	%	2nd quarter	%	3rd quarter	%	4th quarter full term	%
		Millions of yen							
19,475	1.21	19,941	1.24	20,208	1.25	19,469	1.21	17,239	1.07
11,076	0.69	11,835	0.74	11,706	0.72	11,519	0.72	9,902	0.62
8,399	0.52	8,105	0.50	8,502	0.53	7,949	0.49	7,337	0.46

2004/3	yoy %	2005/3 1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %	2006/3(E)	yoy %
				Millions of yen							
129,400	20.1	130,700	10.1	123,700	3.4	123,800	2.4	122,400	-5.4	114,000	-6.9
7.37	—	7.48	—	7.11	—	7.19	—	7.15	—	6.71	—
82,898	—	85,935	11.9	77,972	—	80,622	-1.3	76,870	—	69,100	—
74,888	—	77,827	12.4	69,949	—	72,648	1.8	69,348	—	62,000	—
44,929	—	42,889	5.3	43,836	—	41,186	6.2	43,657	—	42,900	—
21,700	-27.7	1,300	-88.2	-5,700	-147.9	-5,600	-142.4	-7,000	-132.3	-8,400	-20.0
1,865	293.5	2,169	296.5	2,540	—	2,740	86.3	2,880	54.4	3,880	34.7
1,391	201.7	304	316.4	675	—	875	-12.2	1,015	-27.0	1,000	-1.5

Funds Procurement (Non-Consolidated)

	Millions of yen					
	2000/3		2001/3		2002/3	
		C.R.(%)		C.R.(%)		C.R.(%)
Borrowings	1,192,926	100.0	1,283,167	100.0	1,417,966	100.0
Indirect	976,926	81.9	971,367	75.7	1,035,186	73.0
City Banks	20,423	1.7	28,798	2.3	37,017	2.6
Regional Banks	49,427	4.1	47,576	3.7	56,634	4.0
Long-term Credit Banks	75,810	6.4	67,638	5.3	85,608	6.0
Trust Banks	437,622	36.7	457,598	35.7	433,001	30.5
Foreign Banks	49,000	4.1	17,000	1.3	46,000	3.3
Life Insurance Companies	256,893	21.5	270,883	21.1	268,215	18.9
Non-Life Insurance Companies	61,845	5.2	55,711	4.3	51,434	3.6
Others	25,906	2.2	26,163	2.0	57,277	4.1
Direct	216,000	18.1	311,800	24.3	382,780	27.0
Straight Bonds	160,000	13.4	245,000	19.1	295,000	20.8
Convertible Bonds	50,000	4.2	50,000	3.9	50,000	3.5
Commercial Paper	1,000	0.1	12,000	0.9	10,000	0.7
Securitization of Installment Sales Finance Receivable	5,000	0.4	4,800	0.4	3,900	0.3
Others	—	—	—	—	23,880	1.7
Short-term	19,668	1.6	19,188	1.5	13,562	1.0
Long-term	1,173,258	98.4	1,263,980	98.5	1,404,403	99.0
Fixed	847,114	71.0	978,647	76.3	1,154,619	81.4
Interest Rate Swaps (Notional)	161,398	13.5	88,577	6.9	96,648	6.8
Interest Cap (Notional)	35,000	2.9	110,000	8.6	117,000	8.3
Average Interest Rate on Funds Procured During the Year (%) *1	2.46	—	2.37	—	2.13	—
Average Nominal Interest Rate on Funds Procured During the Year *2	2.25	—	2.17	—	1.88	—
Floating Interest Rate	2.20	—	2.20	—	1.77	—
Fixed Interest Rate	2.65	—	2.38	—	2.21	—
Short-term	1.35	—	1.21	—	1.07	—
Long-term	2.55	—	2.43	—	2.19	—
Direct	1.72	—	1.76	—	1.88	—
Indirect	2.58	—	2.52	—	2.21	—
<Reference>						
Term Average of Long-term Prime Rate	2.18	—	2.17	—	1.80	—

Notes: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

Millions of yen									
2003/3		2004/3		2005/3			2006/3(E)		
	C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
1,384,848	100.0	1,260,090	100.0	1,028,722	-18.4	100.0	947,500	-7.9	100.0
1,053,068	76.0	951,210	75.5	719,842	-24.3	70.0	636,600	-11.6	67.2
35,065	2.5	35,386	2.8	21,430	-39.4	2.1	—	—	—
58,300	4.2	51,147	4.1	32,791	-35.9	3.2	—	—	—
93,880	6.8	76,968	6.1	53,979	-29.9	5.2	—	—	—
409,257	29.6	403,081	32.0	337,951	-16.2	32.9	—	—	—
63,000	4.5	37,500	3.0	6,500	-82.7	0.6	—	—	—
263,779	19.0	245,773	19.5	189,090	-23.1	18.4	—	—	—
50,043	3.6	44,723	3.5	29,439	-34.2	2.9	—	—	—
79,744	5.8	56,632	4.5	48,662	-14.1	4.7	—	—	—
331,780	24.0	308,880	24.5	308,880	—	30.0	310,900	0.7	32.8
295,000	21.3	285,000	22.6	265,000	-7.0	25.8	—	—	—
—	0.0	—	—	—	—	—	—	—	—
10,000	0.7	—	—	20,000	—	1.9	—	—	—
2,900	0.2	—	—	—	—	—	—	—	—
23,880	1.7	23,880	1.9	23,880	—	2.3	—	—	—
16,400	1.2	11,500	0.9	22,500	95.7	2.2	52,500	133.3	5.5
1,368,448	98.8	1,248,590	99.1	1,006,222	-19.4	97.8	895,000	-11.1	94.5
1,171,837	84.6	1,093,395	86.8	900,468	-17.6	87.5	805,400	-10.6	85.0
142,310	10.3	188,321	14.9	161,712	-14.1	15.7	—	—	—
117,000	8.4	82,000	6.5	82,000	—	8.0	—	—	—
2.10	—	1.96	—	1.92	—	—	1.97	—	—
1.85	—	1.67	—	1.61	—	—	1.63	—	—
1.89	—	1.55	—	1.66	—	—	1.47	—	—
2.14	—	2.04	—	1.96	—	—	2.05	—	—
0.56	—	0.64	—	0.80	—	—	0.48	—	—
2.11	—	1.96	—	1.92	—	—	2.02	—	—
1.86	—	1.82	—	1.80	—	—	1.70	—	—
2.18	—	2.00	—	1.97	—	—	2.11	—	—
1.79	—	1.58	—	1.69	—	—	—	—	—

Investor Information (As of March 31, 2005)

1. Stock Index and Trading Volume



Index
Thousands of Shares
120
100
80
60
40
20
25,000
20,000
15,000
10,000
5,000
0
'00/4
'00/10
'01/4
'01/10
'02/4
'02/10
'03/4
'03/10
'04/4
'04/10
'05/4
— ACOM Share Price — TOPIX ▯ ACOM Trading Volume per Month (right)

2. Principal Shareholders

Name	Number of shares held	% of total shares in issue
Maruito Shokusan Co., Ltd.	27,346,755	17.28
Mitsubishi Tokyo Financial Group, Inc.	20,732,340	13.10
Maruito Co., Ltd.	12,553,343	7.93
Kinoshita Memorial Foundation	9,219,232	5.82
Master Trust Bank of Japan, Ltd. (Trust Accounts)	4,831,490	3.05
Japan Trustee Services Bank, Ltd. (Trust Accounts)	4,692,440	2.96
State Street Bank and Trust Company 505103	4,141,905	2.62
Maruito Shoten Co., Ltd.	3,873,320	2.45
Kyosuke Kinoshita	3,240,321	2.05
Katsuhiro Kinoshita	3,230,368	2.04

3. Breakdown of Shareholders



Japanese Individuals and Other 14.74%
Foreign Corporation and Individuals 19.13%
Japanese Financial Institutions and Insurance Companies 16.49%
Japanese Securities Companies 0.77%
Other Japanese Corporations 48.87%

4. Other Data

Transfer Agent:
The Mitsubishi Trust and Banking Corporation

Stock Listing:
First Section of Tokyo Stock Exchange

General Shareholders' Meeting:
June 23, 2005

Shares and Shareholders:
Number of Stock Issued 159,628,280

Number of Shareholders:
6,358

Management's Discussion and Analysis

Operating Environment

In fiscal 2004, ended March 31, 2005, the Japanese economy stalled despite posting accelerated growth in the previous fiscal year. Various factors underscored this situation, including (1) a slowdown in exports in the second half of the year due to the yen's appreciation; (2) inventory adjustments by digital home appliance and component manufacturers, who performed favorably; and (3) soaring prices of crude oil and other commodities. Nevertheless, we have overcome the peak of the "three excesses" that have darkened the economy since the 1990s—excessive capital equipment, employees and debt—and banks have almost completed write-downs of non-performing loans. These factors have boosted optimism about the domestic economic outlook, pushing up the Nikkei Stock Average, from the ¥11,000 range to the ¥12,000 range, during the year.

The two factors that affect the performance of the ACOM Group most profoundly are employment and consumption. Both of these factors continued showing a recovery trend, although different statistics painted different pictures. One highlight of fiscal 2004 was the active job opening ratio, which at year-end was 0.91, the highest level in 12 years. By contrast, the unemployment rate, while down from the 5.5% peak of January 2003, was 4.5% at fiscal year-end—quite high considering its 2–3% range during the "bubble era." Meanwhile, consumption expenditures have showed general improvement, but with major discrepancies between income brackets. All in all, a sense of recovery seems to be taking hold.

Unemployment Rate and Active Job Opening Ratio



%
Times
6.0
1.2
5.0
1.0
4.0
0.8
3.0
0.6
2.0
0.4
1.0
0.2
0
'93/3
'94/3
'95/3
'96/3
'97/3
'98/3
'99/3
'00/3
'01/3
'02/3
'03/3
'04/3
'05/3
0

— Unemployment Rate (left axis)(Source: Ministry of Internal Affairs and Communications)
— Active Job Opening Ratio (right axis)(Source: Ministry of Health, Labour and Welfare)

Review and Analysis of Consolidated Results

Overall Performance

In fiscal 2004, consolidated operating income amounted to ¥433.9 billion, down 0.2% from fiscal 2003. During the year, the Company actively expanded its diversified financial businesses, including the credit card, guarantee, and loan servicing businesses. However, this was not sufficient to compensate for declines in income from the consumer loan and installment sales finance businesses, which account for 89.3% and 3.8% of total operating income, respectively.

However, operating profit jumped 19.9%, to ¥144.3 billion, the first increase in three years. This reflected the success of ongoing business rationalization, as well as of various measures to upgrade the ACOM Group's quality of credit. Indeed, bad-debt-related expenses declined significantly, down 22.8% year-on-year. Income before income taxes climbed 16.7% to ¥140.3 billion, resulting in a 15.9% rise in net income, to ¥81.5 billion.

For information concerning the status of operating income in each segment and the major causes for changes in each item, please see the individual Results by Segment on the following pages.

Results by Segment

Operating Income and Receivables Outstanding

Operating income from our core loan business edged down 1.0% over the previous fiscal year, to ¥387.3 billion. Receivables outstanding at fiscal year-end amounted to ¥1,680.1 billion, up 3.5% from the previous fiscal year. Amid a changeable external environment, ACOM (the parent company) continued pursuing measures prioritizing improvements in the quality of credit. Consequently, non-consolidated operating income and receivables outstanding were down 1.8% and 0.7%, respectively. However, SIAM A&C CO., LTD. (name changed to EASY BUY Public Company Limited in April 2005), a loan and installment sales finance subsidiary in Thailand, reported substantial increases in both operating income and loan receivables outstanding, the latter surging 66.8%, to ¥17.1 billion at fiscal year-end.

In the credit card business, operating income grew 7.4% year-on-year, to ¥6.3 billion. This segment benefited from our active expansion of credit card alliances with large-scale retail chains and other companies with strong customer-attraction power. Receivables outstanding in the credit card business increased 5.7%, to ¥49.3 billion, and the number of cardholders reached 1,197 thousand.

In the installment sales finance business, operating income declined 26.9% year-on-year, to ¥16.6 billion, and receivables outstanding at fiscal year-end fell 29.8%, to ¥127.3 billion. Amid languishing personal consumption conditions, ACOM revamped its network of allied retailers with a view to improving the quality of credit.

In the guarantee business, operating income jumped 51.4% year-on-year, to ¥7.6 billion. At the end of fiscal 2004, we had tie-ups with 11 entities.

Similarly, ACOM's loan servicing business posted significant growth in fiscal 2004. Operating income in this segment surged 214.5%, to ¥8.7 billion, and total receivables outstanding jumped 109.2%, to ¥12.7 billion.

In the rental business, operating income rose 7.2% from the previous fiscal year, to ¥3.7 billion, due largely to a recovery in personal consumption. Operating income from other businesses slipped 6.2%, to ¥3.5 billion.

Operating Income by Segment

	Millions of Yen		Change
	FY2004	FY2003	
Loan Business	**387,348**	391,259	**-1.0%**
Credit Card Business	**6,311**	5,876	**7.4%**
Installment Sales Finance Business	**16,622**	22,738	**-26.9%**
Guarantee Business	**7,627**	5,037	**51.4%**
Loan Servicing Business	**8,762**	2,786	**214.5%**
Rental Business	**3,781**	3,527	**7.2%**
Other Businesses	**3,511**	3,742	**-6.2%**

Receivables Outstanding by Segment

	Millions of Yen		Change
	FY2004	FY2003	
Loan Business	**1,680,184**	1,623,154	**3.5%**
Credit Card Business	**49,399**	46,731	**5.7%**
Installment Sales Finance Business	**127,378**	181,567	**-29.8%**
Loan Servicing Business	**12,723**	6,082	**109.2%**

Operating Expenses

In fiscal 2004, total operating expenses amounted to ¥289.6 billion, down 7.9% from the previous fiscal year. Within this total, bad-debt-related expenses declined a solid 22.8%. In addition to a recovery in employment conditions, this improvement resulted from the success of ACOM's consulting and other activities aimed at customers with loans in arrears.

After deducting bad-debt-related expenses, total operating expenses rose 4.1%. This was due to two factors: (1) higher commission payments due to expansion of diversified financial services and an increase in the number of ATMs; and (2) higher advertising expenses due to reinforced advertising and promotional activities. However, other operating expenses are generally declining, and operating efficiency has been improving steadily. At fiscal year-end, the parent company had a total of 1,785 outlets providing core consumer loan services, up 86 from the previous fiscal year. Within this total, the number of staffed outlets fell from 381 to 324, while the number of unstaffed outlets rose from 1,318 to 1,461.

Analysis of Profit Increase (Non-consolidated)


Billions of yen
FY 2004
Operating Profit: 140.2
Operating Profit increased by 24.3 yoy
Decreased by 15.1 in total
FY 2003
Operating Profit: 115.8
Decline in Operating Income 9.0
Increase of Fees 2.4
Increase of Advertising and Promotional Expenses: 2.0
Enterprise Tax: 1.0
Increase of Other Expenses: 0.7
Decrease of Provision for Bad Debts Expenses 33.0
Decrease of Financial Expenses 4.5
Decrease of Personnel Costs 1.1
Decrease of Administrative Expenses 0.6
Decrease of Computer Operation & Development Expenses: 0.3
Increased by 39.5 in total

Other Income (Expenses)

Total other expenses, net, amounted to ¥3,972 million, from ¥58 million of expenses in the previous fiscal year, This was due to the absence of a major gain reported in the previous year (¥2.9 billion net gain on termination of welfare pension plans), as well as ACOM's recognition of certain rental real estate and assets scheduled for sale as an impairment loss (totaling ¥1.3 billion), in order to improve transparency of its balance sheets. Net loss in affiliates by the equity method fell from ¥2.7 billion to ¥1.8 billion. The earnings performance of Tokyo-Mitsubishi Cash One Ltd. (now DC Cash One Ltd.), formed in fiscal 2002 in a joint venture with The Bank of Tokyo-Mitsubishi, Ltd., has been improving steadily.

Balance Sheets and Cash Flows

Balance Sheets

At the end of fiscal 2004, consolidated total assets stood at ¥2,077.3 billion, an increase of 0.1%, or ¥1.9 billion, from the end of fiscal 2003. Due to its expanded business scope, the Group posted an ¥11.9 billion increase in operating assets (sum of loans receivables, notes and accounts receivable, and inventories) and a ¥7.1 billion rise in cash and deposits, a part of cash and cash equivalents. Under its new business alliance arrangement with the Mitsubishi Tokyo Financial Group, Inc. (MTFG), ACOM increased its equity share in DC Cash One Ltd., and purchased an equity stake in DC Card Co., Ltd. As a result, investments and other assets excluding telephone rights and other intangible assets grew ¥7.4 billion. By contrast, short-term loans, a part of cash and cash equivalents, declined ¥20.1 billion, due to funds collected from subsidiaries and affiliates.

On the liabilities side, total interest-bearing debt at fiscal year-end stood at ¥1,128.2 billion, down ¥166.3 billion from a year earlier. As a result, total shareholders' equity rose ¥166.5 billion, to ¥863.7 billion, and the equity ratio improved to 41.6%, from 33.6%.

Total broadly defined bad debts (sum of total bad debts and loans in arrears for less than 3 months excluding balance held by headquarters' collection department) held by ACOM (the parent company) edged down 0.8%, to ¥98.4 billion, representing a favorable turnaround. In other words, the balance of loans in arrears for less than 3 months excluding balance held by headquarters' collection department fell a whole 11.5%, the result of improvements in employment conditions and ACOM's enhanced credit management activities.

Change in Trend of Bad Debts Disposition



Billions of yen
%
120
100
80
60
40
20
0
-20
60
50
40
30
20
10
0
-10
'01/9
'02/3
'02/9
'03/3
'03/9
'04/3
'04/9
'05/3
3.3%
26.5%
30.2%
38.7%
28.2%
24.9%
15.6%
-0.8%
Loans Past Due for More Than 11 Days and Less Than 3 Months
Restructured Loans
Loans Past Due for Three Months or More
Loans in Arrears
Loans to Borrowers in Bankruptcy or Under Reorganization
yoy (right axis)

Cash Flows

Net cash provided by operating activities amounted to ¥141.0 billion, down ¥23.1 billion from ¥164.1 billion in fiscal 2003. The decline stemmed from a substantial decrease in allowance for bad debts, which increased in the previous fiscal year. This was despite a ¥20.0 billion increase in income before income taxes owing to ACOM's performance recovery.

Net cash used in investing activities totaled ¥17.3 billion, up from ¥5.3 billion in fiscal 2003. This was mainly due to an increase in capital expenditures, namely purchases of property and equipment, as well as an increase in investments related to the aforementioned alliance with MTFG.

Net cash used in financing activities was ¥136.5 billion, down from ¥166.1 billion. This owed primarily to a reduction in interest-bearing debt stemming from repayments of short-term loans and redemptions of bonds.

Cash Flows

	Millions of Yen		
	FY2004	FY2003	Change
Net Cash Provided by (Used in) Operating Activities	**141,014**	164,158	**(23,144)**
Net Cash Provided by (Used in) Investing Activities	**(17,350)**	(5,398)	**(11,952)**
Net Cash Provided by (Used in) Financing Activities	**(136,508)**	(166,105)	**29,597**

Risk Management

The consumer loan, credit card, installment sales finance, guarantee, and loan servicing businesses are affected by overall economic factors, such as personal consumption and employment conditions, as well as interest rates, both for lending and fund procurement.

Economic Risk

The economy in general, centering on personal consumption and employment, has a major influence on the operating income of the ACOM Group. It also has a profound impact on profitability, because it affects the amount of bad debt write-offs. We are working to minimize the effect of economic trends on our performance by expanding our three diversified financial businesses: credit card, guarantee, and loan servicing. In our core consumer loan business, meanwhile, we are improving the quality of customer services, including by reinforcing services provided via the Internet and mobile phones. At the same time, we are doing our utmost to avoid bad debt risk by optimally tailoring credit screening standards to suit changing economic conditions, as well as by reinforcing our follow-up care.

Interest Rate Risk

Changes in lending interest rate have a dramatic impact on operating income, especially of our core consumer loan business. Through ongoing cost reductions, ACOM has brought its average loan yield of unsecured loans down to an average of 23.6%. We will continue working to improve profitability by raising business efficiency and further reducing costs.

On the other hand, Japan's protracted economic slump has had a positive effect on the interest rate for fund procurement. The average nominal interest rate on our fund procurement has progressively declined, from 2.4% in fiscal 1998 to 1.6% in fiscal 2004. If we continue pursuing a declining interest rate on fund procurement, however, we run the risk of major earnings fluctuations in the future. For this reason, we have steadily increased the ratio of funds procured at a fixed interest rate while interest rate was on a declining trend. In fact, ACOM's fixed interest rate borrowing as a percentage of total borrowing rose from 63.9% in fiscal 1998 to 87.5% in fiscal 2004. Furthermore, under our policy of prioritizing stability, we raised the ratio of funds procured through direct financing from just over 11% in fiscal 1998 to around 25% in fiscal 2000 and 30% in fiscal 2004.

Additional Relevant Information

The "ACOM in Figures" section of this annual report (pages 33-56) contains various information and data related to our operations, including historical macroeconomic data, segment information, consolidated and non-consolidated financial data, and customer attributes. For more details, please refer to that section.

Financial Section

Consolidated Financial Statements

Non-Consolidated Financial Statements

Consolidated Balance Sheets

ACOM CO., LTD. and Subsidiaries

March 31	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2005	2004	2005
Assets			
Current assets:			
Cash and cash equivalents	¥ 145,920	¥ 158,873	$ 1,358,785
Time deposits	50	72	465
Marketable securities (Note 5)	525	1,126	4,888
Loans receivable (Notes 4 and 6)	1,680,184	1,623,154	15,645,628
Notes and accounts receivable	177,340	228,798	1,651,364
Inventories	18,696	12,362	174,094
Deferred tax assets (Note 8)	39,775	47,804	370,378
Other current assets	25,007	24,768	232,861
Allowance for bad debts	(127,747)	(132,945)	(1,189,561)
Total current assets	1,959,752	1,964,018	18,248,924
Property and equipment:			
Land (Note 14)	17,562	18,841	163,534
Buildings and structures (Note 14)	44,064	43,271	410,317
Equipment	36,223	37,358	337,303
	97,850	99,471	911,164
Accumulated depreciation	(45,813)	(46,207)	(426,603)
Property and equipment, net (Note 6)	52,037	53,264	484,560
Investments and other assets:			
Investments in securities (Note 5)	31,438	29,393	292,746
Investments in affiliates	9,056	4,081	84,328
Telephone rights and other intangible assets (Note 14)	1,385	1,446	12,896
Rental deposits	10,341	10,406	96,293
Prepaid pension expenses (Note 7)	1,577	1,924	14,684
Deferred tax assets (Note 8)	1,061	1,044	9,879
Other	13,467	12,214	125,402
Allowance for bad debts	(2,784)	(2,404)	(25,924)
Total investments and other assets	65,543	58,106	610,326
Total assets	¥ 2,077,334	¥ 2,075,389	$ 19,343,830

See accompanying notes to consolidated financial statements.

March 31	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans (Note 6)	¥ 56,170	¥ 21,779	$ 523,046
Current portion of long-term debt (Note 6)	341,890	332,375	3,183,629
Accounts payable	6,080	5,221	56,616
Accrued income taxes (Note 8)	28,592	26,922	266,244
Deferred income on installment sales	17,831	25,671	166,039
Allowance for loss on debt guarantees (Note 11)	1,558	1,865	14,507
Deferred tax liabilities (Note 8)	0	2	0
Other current liabilities	17,927	14,619	166,933
Total current liabilities	470,050	428,456	4,377,036
Long-term liabilities:			
Long-term debt (Note 6)	730,166	940,416	6,799,199
Allowance for employees' retirement benefits (Note 7)	257	281	2,393
Allowance for directors' and corporate auditors' retirement benefits	847	977	7,887
Deferred tax liabilities (Note 8)	3,151	2,393	29,341
Other long-term liabilities	4,401	4,761	40,981
Total long-term liabilities	738,824	948,830	6,879,821
Minority interests in consolidated subsidiaries	4,699	935	43,756
Commitments and contingent liabilities (Note 11)			
Shareholders' equity:			
Common stock:			
Authorized: 532,197,400 shares at March 31, 2005 and 2004			
Issued: 159,628,280 shares and 145,628,280 shares at March 31, 2005 and 2004, respectively	63,832	17,282	594,394
Capital surplus	76,458	25,772	711,965
Retained earnings (Notes 9 and 17)	730,168	661,536	6,799,217
Net unrealized gains on other securities	6,392	5,823	59,521
Foreign currency translation adjustments	(2,290)	(2,150)	(21,324)
Less: Treasury stock, at cost (Note 13):			
1,332,706 shares and 2,067,208 shares at March 31, 2005 and 2004, respectively	(10,801)	(11,099)	(100,577)
Total shareholders' equity	863,760	697,166	8,043,207
Total liabilities and shareholders' equity	¥ 2,077,334	¥ 2,075,389	$ 19,343,830

Consolidated Statements of Income

ACOM CO., LTD. and Subsidiaries

Years ended March 31	Millions of Yen 2005	Millions of Yen 2004	Millions of Yen 2003	Thousands of U.S. Dollars (Note 3) 2005
Operating income:				
Interest on loans receivable	¥ 380,272	¥ 384,284	¥ 390,710	$ 3,541,037
Fees from credit card business	6,197	5,808	5,071	57,705
Fees from installment sales financing	15,895	22,029	25,120	148,011
Fees from credit guarantees	6,871	4,503	1,667	63,981
Collection of purchased receivables	7,757	2,088	436	72,232
Other financial income	20	20	27	186
Sales	8,256	7,970	6,344	76,878
Other operating income	8,693	8,263	8,194	80,947
Total operating income	433,965	434,968	437,572	4,041,018
Operating expenses:				
Financial expenses	22,534	26,910	30,562	209,833
Cost of purchased receivables	5,254	1,317	66	48,924
Cost of sales	5,220	4,934	3,795	48,607
General and administrative expenses (Notes 7, 8 and 10)	148,141	140,908	140,781	1,379,467
Bad debt expenses	—	5,358	6,327	—
Provision for bad debts	106,895	133,282	108,869	995,390
Provision for loss on debt guarantees	1,558	1,865	474	14,507
Total operating expenses	289,604	314,577	290,877	2,696,750
Operating profit	144,361	120,391	146,695	1,344,268
Other income (expenses):				
Other interest and dividend income	462	372	365	4,302
Other interest expenses	(15)	(23)	(36)	(139)
Net loss in affiliates by the equity method	(1,801)	(2,716)	(3,577)	(16,770)
Net loss on sale or disposal of property and equipment	(1,102)	(897)	(6,752)	(10,261)
Net (loss) gain on sale of investments in securities (Note 5)	(2)	379	0	(18)
Loss on revaluation of investments in securities (Note 5)	(353)	(341)	(2,710)	(3,287)
Loss on liquidation of investments in trusted real property	(78)	(241)	—	(726)
Net gain on termination of welfare pension plans (Note7)	—	2,933	—	—
Impairment loss (Note 14)	(1,383)	—	—	(12,878)
Other, net	302	476	430	2,812
Total other expenses, net	(3,972)	(58)	(12,281)	(36,986)
Income before income taxes	140,388	120,332	134,414	1,307,272
Income taxes (Note 8):				
Current	49,777	55,533	70,157	463,516
Deferred	8,367	(6,048)	(11,179)	77,912
Total income taxes	58,144	49,485	58,977	541,428
Minority interests in earnings of consolidated subsidiaries	710	528	339	6,611
Net income	¥ 81,533	¥ 70,319	¥ 75,096	$ 759,223

	Yen 2005	Yen 2004	Yen 2003	U.S. Dollars (Note 3) 2005
Amounts per share:				
Net income:				
Basic	¥ 516.23	¥ 487.77	¥ 513.08	$ 4.80
Diluted	515.96	487.70	—	4.80
Cash dividends	100.00	80.00	80.00	0.93

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

ACOM CO., LTD. and Subsidiaries

	Thousands	Millions of Yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2002	146,630	¥ 17,282	¥ 25,772	¥ 543,276	¥ 1,127	¥ (920)	¥ (3,802)
Net income	—	—	—	75,096	—	—	—
Cash dividends	—	—	—	(11,702)	—	—	—
Bonuses to directors	—	—	—	(47)	—	—	—
Net unrealized gains on other securities	—	—	—	—	(1,052)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(597)	
Acquisition of treasury stock	—	—	—	—	—	—	(1)
Balance at March 31, 2003	146,630	17,282	25,772	606,622	75	(1,518)	(3,803)
Net income	—	—	—	70,319	—	—	—
Cash dividends	—	—	—	(11,593)	—	—	—
Bonuses to directors	—	—	—	(40)	—	—	—
Net unrealized gains on other securities	—	—	—	—	5,748	—	—
Foreign currency translation adjustments	—	—	—	—	—	(632)	
Acquisition of treasury stock	—	—	—	—	—	—	(11,066)
Retirement of treasury stock	(1,002)	—	—	(3,771)	—	—	3,771
Balance at March 31, 2004	145,628	17,282	25,772	661,536	5,823	(2,150)	(11,099)
Net income	—	—	—	81,533	—	—	—
Cash dividends	—	—	—	(12,865)	—	—	—
Bonuses to directors	—	—	—	(35)	—	—	—
Issuance of new shares of common stock	14,000	46,550	46,550	—	—	—	—
Net unrealized gains on other securities	—	—	—	—	568	—	—
Foreign currency translation adjustments	—	—	—	—	—	(140)	
Acquisition of treasury stock	—	—	—	—	—	—	(6,999)
Sale of treasury stock	—	—	4,135	—	—	—	7,297
Balance at March 31, 2005	159,628	¥ 63,832	¥ 76,458	¥ 730,168	¥ 6,392	¥ (2,290)	¥ (10,801)

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2004	$ 160,927	$ 239,985	$ 6,160,126	$ 54,222	$ (20,020)	$ (103,352)
Net income	—	—	759,223	—	—	—
Cash dividends	—	—	(119,797)	—	—	—
Bonuses to directors	—	—	(325)	—	—	—
Issuance of new shares of common stock	433,466	433,466	—	—	—	—
Net unrealized gains on other securities	—	—	—	5,289	—	—
Foreign currency translation adjustments	—	—	—	—	(1,303)	—
Acquisition of treasury stock	—	—	—	—	—	(65,173)
Sale of treasury stock	—	38,504	—	—	—	67,948
Balance at March 31, 2005	$ 594,394	$ 711,965	$ 6,799,217	$ 59,521	$ (21,324)	$ (100,577)

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

ACOM CO., LTD. and Subsidiaries

	Millions of Yen			Thousands of U.S. Dollars(Note 3)
Years ended March 31	**2005**	2004	2003	**2005**
Operating activities:				
Income before income taxes	**¥ 140,388**	¥ 120,332	¥ 134,414	**$ 1,307,272**
Adjustments:				
Depreciation and amortization	**5,408**	5,450	6,321	**50,358**
Impairment loss	**1,383**	—	—	**12,878**
(Decrease) increase in allowance for bad debts	**(4,785)**	22,812	31,572	**(44,557)**
(Decrease) increase in allowance for loss on debt guarantees	**(307)**	1,391	461	**(2,858)**
(Decrease) increase in allowance for employees' retirement benefits	**(23)**	(3,389)	498	**(214)**
(Decrease) increase in allowance for directors' and corporate auditors' retirement benefits	**(141)**	(93)	90	**(1,312)**
Non-operating interest and dividend income	**(462)**	(372)	(365)	**(4,302)**
Non-operating interest expenses	**15**	23	36	**139**
Net loss in affiliates by the equity method	**1,801**	2,716	3,577	**16,770**
Net loss on sale or disposal of property and equipment	**1,102**	897	6,752	**10,261**
Amortization of discounts on bonds	**—**	384	386	**—**
Bond issuance expenses	**142**	232	256	**1,322**
Stock issuance expenses	**477**	—	—	**4,441**
Amortization of goodwill	**981**	—	4	**9,134**
Net loss (gain) on sale of investments in securities	**2**	(379)	(0)	**18**
Loss on revaluation of investments in securities	**353**	341	2,710	**3,287**
Loss on liquidation of investments in trusted real property	**78**	241	—	**726**
Changes in operating assets and liabilities:				
Decrease (increase) in loans receivable	**2,064**	36,945	(41,705)	**19,219**
Decrease (increase) in notes and accounts receivable	**51,343**	51,332	(10,668)	**478,098**
Increase in inventories	**(6,330)**	(4,023)	(983)	**(58,944)**
Decrease (increase) in other current assets	**33**	(291)	(1,554)	**307**
Decrease in prepaid pension expenses	**346**	756	991	**3,221**
Increase (decrease) in notes and accounts payable	**864**	293	(1,618)	**8,045**
Decrease in deferred income on installment sales	**(7,826)**	(11,952)	(1,740)	**(72,874)**
Increase (decrease) in other current liabilities	**2,362**	(432)	(1,735)	**21,994**
Bonuses paid to directors	**(35)**	(40)	(47)	**(325)**
Other, net	**(194)**	1,382	911	**(1,806)**
Subtotal	**189,042**	224,560	128,566	**1,760,331**
Non-operating interest and dividends received	**506**	389	368	**4,711**
Non-operating interest paid	**(14)**	(21)	(33)	**(130)**
Income taxes paid	**(48,520)**	(60,770)	(81,350)	**(451,811)**
Net cash provided by operating activities	**141,014**	164,158	47,550	**1,313,101**

(Continued)

Years ended March 31	Millions of Yen 2005	2004	2003	Thousands of U.S. Dollars(Note 3) 2005
Investing activities				
Decrease in time deposits and marketable securities	¥ 591	¥ 237	¥ 521	$ 5,503
Proceeds from sale of property and equipment	20	60	550	186
Purchases of property and equipment	(6,819)	(2,159)	(4,389)	(63,497)
Proceeds from maturity or sale of investments in securities	934	2,404	134	8,697
Increase in investments in securities	(555)	(690)	(6,020)	(5,168)
Proceeds from settlement, repayment or sale of investments in and advances to affiliates	76	—	25	707
Net payments from acquisition of consolidated subsidiaries (Note 16)	(576)	—	—	(5,363)
Addition to investments in and advances to affiliates	(8,761)	(4,000)	—	(81,581)
(Increase) decrease in other investments	(2,260)	(1,251)	986	(21,044)
Net cash used in investing activities	(17,350)	(5,398)	(8,191)	(161,560)
Financing activities				
Proceeds from long-term debt	103,337	385,370	377,800	962,259
Payments of principal of long-term debt	(334,099)	(508,090)	(371,372)	(3,111,081)
Increase (decrease) in short-term loans	10,201	(20,413)	13,301	94,990
Proceeds from issuance of new shares of common stock	92,625	—	—	862,510
Sale (acquisition) of treasury stock-net	4,416	(11,066)	(1)	41,121
Net proceeds from issuance of a subsidiary's stock	—	85	28	—
Cash dividends paid by the Company	(12,864)	(11,592)	(11,700)	(119,787)
Cash dividends paid by a subsidiary to minority shareholders	(27)	(135)	(149)	(251)
Other, net	(97)	(262)	—	(903)
Net cash (used in) provided by financing activities	(136,508)	(166,105)	7,906	(1,271,142)
Effect of exchange rate changes on cash and cash equivalents	(109)	(520)	(689)	(1,014)
(Decrease) increase in cash and cash equivalents	(12,953)	(7,865)	46,576	(120,616)
Cash and cash equivalents at beginning of the year	158,873	166,739	120,163	1,479,402
Cash and cash equivalents at end of the year	¥ 145,920	¥ 158,873	¥ 166,739	$ 1,358,785

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

ACOM CO., LTD. and Subsidiaries

1. Basis of Presenting the Consolidated Financial Statements

The accompanying consolidated financial statements of ACOM CO., LTD. (the "Company") and consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accounting records of the Company and its domestic subsidiaries are maintained in accordance with the provisions set forth in the Commercial Code of Japan and in conformity with accounting principles generally accepted in Japan.

The accounts of overseas subsidiaries of the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") prevailing in the countries where the subsidiaries have been incorporated. The accompanying financial statements have not been materially affected by the differences between the GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese GAAP.

Certain items presented in the original consolidated financial statements filed with the Prime Minister of Japan have been reclassified for the convenience of readers outside Japan.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums on the following page.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

In accordance with Japanese consolidation accounting standards, the Company considers any entity in which the Company, directly or indirectly, is able to control operations to be a subsidiary, even if it is less-than-majority owned. The Company had 17 subsidiaries for the year ended March 31, 2005. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (together, the "Companies"), which are listed on the following page:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
JLA INCORPORATED	Japan	100%	March 31
AJAST Ltd.	Japan	100%	March 31
ACOM ESTATE CO., LTD.	Japan	100%	March 31
ABS CO., LTD.	Japan	100%	March 31
RELATES CO., LTD.(*)	Japan	100%	March 31
ACOM RENTAL CO., LTD.(**)	Japan	100%	March 31
JCK CREDIT CO., LTD.	Japan	100%	March 31
A B PARTNER CO., LTD.	Japan	100%	March 31
IR Loan Servicing, Inc.	Japan	80%	March 31
DC Cash One Ltd.(***)	Japan	54.73%	March 31
AC Ventures Co., Ltd.(****)	Japan	100%	March 31
ACOM (U.S.A.) INC.(*****)	U.S.A.	100%	December 31
ACOM INTERNATIONAL, INC.(*****)	U.S.A.	100%	December 31
ACOM PACIFIC, INC.	U.S.A.	100%	December 31
SIAM A&C CO., LTD.(******)	Thailand	49%	December 31
ACOM CAPITAL CO., LTD.(*******)	Cayman Island	100%	December 31
ACOM FUNDING CO., LTD.	Cayman Island	100%	December 31

* Changed the name of corporation from AVRS CO., LTD. in January 2005, and restarted its operation in March 2005.
** On April 1, 2004, ACOM ECONOMIC RESEARCH INSTITUTE, INC. was merged into ACOM RENTAL CO., LTD.
*** Due to acquisition of new shares of common stock by the Company in January 2005, the percentage of equity ownership was changed from 38.85% to 54.73%, Tokyo-Mitsubishi Cash One Ltd. became a subsidiary of the Company. The name of corporation was changed to DC Cash One Ltd. at the same time.
**** The Company purchased 100% of the shares of MTB Capital Co., Ltd. in March 2005. MTB Capital Co., Ltd. became a subsidiary of the Company, and changed the name of corporation to AC Ventures Co., Ltd. at the same time.
***** Currently suspended its operation, and further business scheme is under consideration.
****** This company, a substantially controlled company of the Company, changed the name of corporation to EASY BUY Public Company Limited in April 2005.
******* Liquidated on January 4, 2005.

In accordance with Japanese consolidation accounting standards, the Company considers any entity over which the Company does not have control but an ability to exercise significant influence to be an affiliate. Investments in affiliates are accounted for by the equity method of accounting. The Company had two affiliates as of March 31, 2005, which are listed below:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
DC Card Co., Ltd.(*)	Japan	20.33%	March 31
CHAILEASE ACOM FINANCE CO., LTD.	Taiwan	40%	December 31

* The Company acquired shares of common stock from existing shareholders in January 2005.

The difference between the cost of investments in a subsidiary or an affiliate and the equity in its net assets at the date of acquisition is charged to income as immaterial.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances, and unrealized profits among the Companies have been eliminated. The amounts of the overseas subsidiaries or affiliates have been included or accounted for on the basis of their fiscal periods ended December 31.

(b) Cash equivalents

The Companies consider all highly liquid investments, including time deposits with banks, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(c) Foreign currency translation

The accounts of the overseas subsidiaries are translated into yen at the year-end exchange rates, except for shareholders' equity, which is translated at historical rates. Differences arising from the translations are stated as "Foreign currency translation adjustments" in the accompanying consolidated balance sheets.

(d) Foreign currency transactions

All monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and the resulting gains or losses are included in income.

(e) Marketable securities and investments in securities

Marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity or other securities. Trading securities are valued at market value, and the resulting gains or losses are included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market value, and the resulting gains or losses are stated, net of applicable tax, in the shareholders' equity section in the accompanying consolidated balance sheets, except that any impairment loss is recorded and charged to income. Other securities for which market value is not available are stated at moving-average cost.

Partial Amendment to the Securities and Exchange Law of Japan (Law No.97 of 2004) provided that investments in investment limited partnership and other similar partnership, which were included in "Other" in investments and other assets section in the accompanying consolidated balance sheets up to the prior consolidated fiscal year, should be regarded as marketable securities or investments in securities; hence, they are reported in "Investment in securities" in the accompanying consolidated balance sheet as of March 31, 2005.

Investments in investment limited partnership and other similar partnership are valued at the net amount of the percentage of interests held based on the latest financial statements on a reporting date stipulated by partnership contract.

The effect of this amendment is to increase investments in securities as of March 31, 2005 by ¥2,364 million ($22,013 thousand) and to decrease other in investments and other assets section as of March 31, 2005 by the same amount.

(f) Inventories

Inventories, primarily consisting of paintings held by the Company and purchased receivables held by a subsidiary servicing company, are stated at individually specified cost.

(g) Allowance for bad debts

To cover possible losses on collection of loans and other receivables, the Companies provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(h) Property and equipment

Property and equipment is stated at cost. Depreciation of property and equipment is computed principally by the declining-balance method, except for property and equipment of the overseas subsidiaries which is depreciated by the straight-line method, over the estimated useful lives of the respective assets.

(i) Stock and bond issuance expenses and discounts on bonds

Stock and bond issuance expenses are charged to income when incurred. Stock issuance expenses are recorded in "Other, net" in the other income (expenses) section in the accompanying consolidated statements of income, and bond issuance expenses, related to the bonds issued by Financial service companies only, are included in "Financial expenses" in the operating expenses section in the accompanying consolidated statements of income.

Discounts on bonds are deferred and amortized by the straight-line method over the period of duration of the related bonds.

(j) Allowance for loss on debt guarantees

The Company has entered into affiliations with Japanese regional banks and a subsidiary to provide credit guarantees for personal loans held by those banks and the subsidiary. To cover possible losses on debt guarantees, the Company provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed loans.

(k) Employees' retirement benefits

Allowance for employees' retirement benefits of the Company and its domestic subsidiaries is recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset is recorded as prepaid pension expenses.

Net retirement benefit expense or income is recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum and payments to a defined contribution pension plan.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost are recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company and its domestic subsidiaries have recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company and its domestic subsidiaries have recognized past service cost evenly over five years from the time of its origination.

The allowance for employees' retirement benefits of an overseas subsidiary is provided at the amount determined in accordance with basic salary and the number of years of employment.

(l) Allowance for directors' and corporate auditors' retirement benefits

The allowance for directors' and corporate auditors' retirement benefits of the Company and certain of its domestic subsidiaries is provided at the amount which would have been required to be paid if all directors and corporate auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the internal rules of the respective companies.

(m) Leases

Non-cancellable lease transactions of the Company and its domestic subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(n) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contract interest rate, whichever is lower.

(o) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(p) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(q) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(r) Derivative and hedging transactions

The Company and certain of its subsidiaries have used interest rate swap agreements and interest rate options (interest rate caps in long positions only)and currency swap agreements solely in order to hedge against risks of fluctuations in interest rates and foreign currency exchange rates relating to its short-term and long-term loans in compliance with the internal rules of the respective companies.

Derivative transactions are valued at market value, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. These transactions are designated as cash flow hedges. The interest swaps qualifying for hedge accounting and meeting specific matching criteria are not valued at market value but the differential paid or received under the swap agreements are recognized and included in income. Long-term debt denominated in foreign currencies for which currency swaps are used to hedge against risks of fluctuations in foreign currency exchange rates are translated at the contracted rate if the currency swaps qualify hedge accounting. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized costs regardless of their market value.

(s) Net income per share

Basic net income per share is computed by dividing net income, the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the year. Accordingly, in the per share computation, the portion not attributable to shareholders of common stock, such as bonuses payable to directors and corporate auditors, should be deducted from net income.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the year, after consideration of dilutive effect of potential shares of common stock for the Company's stock option plans.

(t) Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

(u) New accounting standard

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan (the "ASBJ") issued "Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets." The Company and its domestic subsidiaries adopted the new accounting standard, which will be effective for fiscal year beginning April 1, 2005 with an early adoption permitted. As a result, income before income taxes for the year ended March 31, 2005 was decreased by ¥ 1,383 million ($ 12,878 thousand).

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥107.39 = US$1.00, the exchange rate prevailing on March 31, 2005. The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Loans Receivable

Loans receivable as of March 31, 2005 and 2004 included unsecured loans to individual customers in the aggregate amount of ¥1,623,697 million ($15,119,629 thousand) and ¥1,558,620 million, respectively.

Bad debts included in unsecured loans to individual customers as of March 31, 2005 and 2004 were classified as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2005	2004	2005
Non-accrual loans due to bankruptcy or reorganization	¥ 8,906	¥ 9,280	$ 82,931
Other non-accrual loans in arrears	37,077	36,966	345,255
Loans past due for three months or more	1,781	1,787	16,584
Restructured loans	36,196	32,225	337,051
	¥ 83,961	¥ 80,259	$ 781,832

5. Marketable Securities and Investments in Securities

At March 31, 2005 and 2004, information with respect to held-to-maturity securities for which market value was available was summarized as follows:

	Millions of Yen					
	2005			2004		
March 31	Balance sheet amount	Market value	Unrealized gains	Balance sheet amount	Market value	Unrealized gains
Bonds other than national, municipal and corporate bonds	¥ 4,000	¥ 4,108	¥ 108	¥ 4,000	¥ 4,112	¥ 112

	Thousands of U.S. Dollars		
	2005		
March 31	Balance sheet amount	Market value	Unrealized gains
Bonds other than national, municipal and corporate bonds	$ 37,247	$ 38,253	$ 1,005

At March 31, 2005 and 2004, information with respect to other securities for which market value was available was summarized as follows:

	Millions of Yen					
	2005			2004		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:						
Stock	¥ 9,733	¥ 20,694	¥ 10,961	¥ 9,766	¥ 19,656	¥ 9,890
Bonds:						
National and municipal	81	86	4	81	86	4
Corporate	535	539	4	1,692	1,740	48
Other	1,161	1,231	70	1,654	1,755	101
Subtotal	11,511	22,552	11,040	13,193	23,238	10,045
Unrealized loss items:						
Stock	1,851	1,630	(221)	2,240	2,035	(205)
Bonds:						
Corporate	527	525	(2)	—	—	—
Other	—	—	—	5	5	(0)
Other	443	404	(39)	441	402	(39)
Subtotal	2,823	2,559	(263)	2,688	2,443	(244)
Total	¥ 14,335	¥ 25,111	¥ 10,776	¥ 15,881	¥ 25,682	¥ 9,800

March 31	Thousands of U.S. Dollars 2005 Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:			
Stock	$ 90,632	$ 192,699	$ 102,067
Bonds:			
National and municipal	754	800	37
Corporate	4,981	5,019	37
Other	10,811	11,462	651
Subtotal	107,188	210,000	102,802
Unrealized loss items:			
Stock	17,236	15,178	(2,057)
Bonds:			
Corporate	4,907	4,888	(18)
Other	4,125	3,761	(363)
Subtotal	26,287	23,829	(2,449)
Total	$ 133,485	$ 233,829	$ 100,344

An impairment loss has been recorded when (i) the market value of a marketable security fell below 50% of its acquisition cost (or book value, if previously written-down) at the fiscal year end, and is deemed unlikely to recover to the level of the cost, or (ii) the market value fell bellow 30% to 50% of the cost at the fiscal year end, and the rate of decline remained 30% or higher during the past one year.

With respect to other securities for which market value was available, no impairment losses were recorded for the year ended March 31, 2005, and impairment losses amounting to ¥242 million and ¥2,690 million were recorded and included in "Loss on revaluation of investments in securities" of the accompanying consolidated statements of income for the years ended March 31, 2004 and 2003, respectively.

Information with respect to other securities sold in the years ended March 31, 2005, 2004 and 2003 was as follows:

Years ended March 31	Millions of Yen 2005	2004	2003	Thousands of U.S. Dollars 2005
Total sales amount	¥ 455	¥ 1,063	¥ 177	$ 4,236
Total gain on sales	141	446	87	1,312
Total loss on sales	128	—	14	1,191

At March 31, 2005 and 2004, securities for which market value was not available included principally the following:

March 31	Millions of Yen 2005	2004	Thousands of U.S. Dollars 2005
	Balance sheet amount		
Other securities:			
Unlisted companies' stock	¥ 452	¥ 803	$ 4,208
Investments in investment partnerships	1,054	—	9,814
Investments in undisclosed partnerships	1,310	—	12,198

Other securities with maturity and held-to-maturity securities will fall due subsequent to March 31, 2005 and 2004 as follows:

	Millions of Yen					
	2005			2004		
March 31	Within one year	One - five years	Over five years	Within one year	One - five years	Over five years
Bonds:						
National and municipal	¥ —	¥ 86	¥ —	¥ —	¥ 86	¥ —
Corporate	525	574	—	602	1,173	—
Other	—	—	4,000	5	—	4,000
Other	—	612	7	519	623	7
Total	¥ 525	¥ 1,274	¥ 4,007	¥ 1,126	¥ 1,882	¥ 4,007

	Thousands of U.S. Dollars		
	2005		
March 31	Within one year	One - five years	Over five years
Bonds:			
National and municipal	$ —	$ 800	$ —
Corporate	4,888	5,345	—
Other	—	—	37,247
Other	—	5,698	65
Total	$ 4,888	$ 11,863	$ 37,312

6. Short-Term Loans, Long-Term Debt and Pledged Assets

The weighted-average interest rates of short-term loans as of March 31, 2005 and 2004 were 0.99% and 1.53%, respectively.

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2005	2004	2005
Unsecured loans of domestic Companies mainly from banks and other financial institutions at interest rates ranging from 0.05% to 3.0% due through November 2010	¥ 315,166	¥ 384,549	$ 2,934,779
Unsecured loans of an overseas subsidiary at interest rates ranging from 2.35% to 4.94% due through December 2007	17,733	2,335	165,127
Loans with collateral of domestic Companies mainly from banks and other financial institutions at interest rates ranging from 0.052% to 2.8% due through January 2012	439,637	566,306	4,093,835
Securitized loans of the Company mainly from a financial institution at 1.62% due through February 2008	23,880	23,880	222,367
Unsecured bonds issued by the Company at interest rates ranging from 0.85% to 2.72% due through February 2015	265,000	285,000	2,467,641
Unsecured bonds issued by domestic subsidiaries at interest rates 1.45% and 0.75% due May 2005	5,300	5,300	49,352
3.2% THB 2,000 million unsecured bonds issued by an overseas subsidiary due December 2005	5,340	5,420	49,725
Less: current portion	(341,890)	(332,375)	(3,183,629)
	¥ 730,166	¥ 940,416	$ 6,799,199

Assets pledged as collateral for short-term and long-term loans from banks and other financial institutions were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	**2005**	2004	**2005**
Loans receivable	**¥ 472,741**	¥ 598,145	**$ 4,402,095**
Property and equipment, net	**6,712**	8,104	**62,501**
	¥ 479,453	¥ 606,250	**$ 4,464,596**

The above table included loans receivable related to securitized loans of ¥31,976 million ($297,755 thousand) and ¥32,999 million as of March 31, 2005 and 2004, respectively.

At March 31, 2005 and 2004, the Company had a commitment, at the lenders' request, to furnish at any time, collateral pledged on ¥78,549 million ($731,436 thousand) and ¥118,852 million of loans receivable of ¥472,741 million ($4,402,095 thousand) and ¥598,145 million shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

	Millions of Yen		Thousands of U.S. Dollars
March 31	**2005**	2004	**2005**
Short-term loans	**¥ 1,000**	¥ 1,000	**$ 9,311**
Current portion of long-term debt	**31,963**	43,091	**297,634**
Long-term debt	**45,471**	74,434	**423,419**

The aggregate annual maturities of long-term debt subsequent to March 31, 2005 were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 341,890	$ 3,183,629
2007	281,515	2,621,426
2008	205,363	1,912,310
2009	127,433	1,186,637
2010	57,674	537,051
2011 and thereafter	58,180	541,763
	¥ 1,072,056	$ 9,982,828

For the purpose of efficient procurement of working capital, the Company and certain of its subsidiaries have entered into overdraft contracts with seven financial institutions and commitment line contracts with eighteen financial institutions, which provided the Companies with the overdraft and commitment facilities in the aggregate amount of ¥339,437 million ($3,160,787 thousand) as of March 31, 2005. The unused facilities maintained by the Companies as of March 31, 2005 amounted to ¥269,332 million ($2,507,980 thousand).

7. Employees' Retirement Benefits

At March 31, 2005, the Company and certain of its subsidiaries had, jointly or severally, defined benefit plans, including two funded non-contributory tax-qualified retirement pension plans, which together cover substantially all full-time employees who meet certain eligibility requirements. In the fiscal year ended March 31, 2004, the two funded contributory welfare pension plans jointly held by the domestic Companies were terminated, and one of those plans was substantially transferred to a joint defined contribution pension plan.

The funded status and amounts recognized in the accompanying consolidated balance sheets as of March 31, 2005 and 2004 were summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2005	2004	2005
Projected benefit obligation	¥ (22,591)	¥ (21,314)	$ (210,364)
Plan assets at fair market value	22,327	19,382	207,905
Unfunded retirement benefit liabilities	(264)	(1,932)	(2,458)
Unrecognized past service cost	239	310	2,225
Net unrecognized actuarial losses	1,344	3,265	12,515
Net retirement benefit liabilities recognized on the consolidated balance sheets	1,320	1,643	12,291
Prepaid pension expenses	1,577	1,924	14,684
Allowance for employees' retirement benefits	¥ (257)	¥ (281)	$ (2,393)

The components of net retirement benefit expenses recognized in the accompanying consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 were summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2005	2004	2003	2005
Current service cost	¥ 1,595	¥ 2,445	¥ 2,504	$ 14,852
Interest cost	417	819	774	3,883
Expected return on plan assets	(578)	(698)	(743)	(5,382)
Past service cost (gain) recognized for the year	70	(345)	(421)	651
Net actuarial losses recognized for the year	1,279	2,586	1,908	11,909
Retirement payments in a lump sum and payments to a defined contribution pension plan	459	101	13	4,274
Net gain on termination of welfare pension plans(*)	—	(2,933)	—	—
Net retirement benefit expenses	¥ 3,243	¥ 1,977	¥ 4,036	$ 30,198

* Net gain on termination of welfare pension plans was analyzed as follows:

	Millions of Yen
Years ended March 31	2004
Decrease in projected benefit obligation	¥ 17,544
Decrease in plan assets	(10,521)
Past service gain recognized at the termination	1,263
Net actuarial losses recognized at the termination	(3,836)
Special payments to cover the deficit at the termination	(1,516)
Net gain	¥ 2,933

The principal assumptions used in determining retirement benefit obligations and other components for the domestic Companies' plans were as follows:

	2005	2004	2003
Discount rate	**2.00%**	2.00%	2.50%
Expected rate of return on plan assets	**3.00%**	3.00%	3.00%
Period of recognition of past service cost	**5 years evenly**	5 years evenly	5 years evenly
Period of recognition of actuarial gains or losses	**5 years evenly**	5 years evenly	5 years evenly

8. Income Taxes

The Companies are subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account.

On March 31, 2003, the Local Taxes Law of Japan was amended to introduce the pro forma standard taxation system to enterprise tax from the fiscal years commencing on and after April 1, 2004. Under this system, companies with stated capital of over ¥100 million are subject to taxation based on the sum of stated capital and capital reserve and the total of value added for the fiscal year ("pro forma standards") in exchange for reduced rates on taxable income.

The amendment reduced the aggregate statutory tax rates applicable to the domestic companies to approximately 40.7% for the year ended March 31, 2005 from 40.9% for the years ended March 31, 2004 and 2003.

The taxable amount based on the pro forma standards of enterprise tax for the year ended March 31, 2005 was recorded in "General and administrative expenses" in the operating expenses section in the accompanying consolidated statement of income, increasing general and administrative expenses for the year ended March 31, 2005 by ¥1,018 million ($9,479 thousand).

Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes for the year ended March 31, 2003 was summarized as follows:

Years ended March 31	2003
Statutory income tax rate	40.9%
Net loss in affiliates by the equity method	1.1
Retained earnings of subsidiaries	0.3
Expenses not deductible for income tax purposes	0.1
Inhabitants' per capita taxes	0.2
Other	1.3
Effective income tax rate	43.9%

* Reconciliations for the years ended March 31, 2005 and 2004 were omitted, as the statutory tax rate did not significantly differ from the effective tax rates.

The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2005 and 2004 were presented as follows:

March 31	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars 2005
Deferred tax assets:			
Bad debt write-offs	¥ 12,804	¥ 12,954	$ 119,228
Allowance for bad debts	18,668	27,935	173,833
Allowance for loss on debt guarantees	1,171	758	10,904
Accrued bonuses	1,901	1,505	17,701
Allowance for employees' retirement benefits	88	98	819
Allowance for directors' and corporate auditors' retirement benefits	345	397	3,212
Accrued interest income	452	514	4,208
Accrued enterprise tax	2,132	2,315	19,852
Depreciation and amortization	7,248	6,730	67,492
Impairment loss	489	—	4,553
Consumption tax	324	286	3,017
Revaluation of marketable securities	232	135	2,160
Loss on investments in golf club membership	167	183	1,555
Tax loss carryforwards of subsidiaries	10,195	5	94,934
Elimination of unrealized profit	1,237	1,237	11,518
Other	700	420	6,518
Subtotal	58,162	55,481	541,596
Less: valuation allowance	(11,130)	(496)	(103,640)
Total gross deferred tax assets	47,032	54,984	437,955
Deferred tax liabilities:			
Retained earnings of subsidiaries	(4,142)	(3,632)	(38,569)
Prepaid pension expenses	(641)	(782)	(5,968)
Net unrealized gains on other securities	(4,392)	(3,990)	(40,897)
Other	(170)	(126)	(1,583)
Total gross deferred tax liabilities	(9,347)	(8,531)	(87,037)
Net deferred tax assets	¥ 37,685	¥ 46,453	$ 350,917

As described above, the pro forma standard taxation system to enterprise tax reduced the aggregate statutory tax rate on income of the Company and certain of its domestic subsidiaries for the fiscal years ended March 31, 2005 and thereafter. The effect of this change was to decrease deferred tax assets, net of deferred tax liabilities as of March 31, 2004 by ¥210 million and to increase deferred income tax expenses for the year then ended by the same amount.

9. Legal Reserve

Consolidated retained earnings included a legal reserve which amounted to ¥4,354 million ($40,543 thousand) as of March 31, 2005 and 2004. The legal reserve has been provided in accordance with the Commercial Code of Japan which requires that an amount equal to at least 10% of cash dividends and directors' and corporate auditors' bonuses in respect of each fiscal period be appropriated to the legal reserve until the sum of such reserve and capital reserve, including additional paid-in capital, equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to stated capital by resolution of the board of directors.

10. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and book value of leased equipment as of March 31, 2005 and 2004 and the related depreciation and interest expenses for the years ended March 31, 2005, 2004 and 2003, which would have been reflected in the consolidated balance sheets and the related consolidated statements of income if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Book value		Acquisition costs	Accumulated depreciation	Book value
March 31	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	**2005**	**2005**
Equipment	**¥ 5,823**	¥ 7,976	**¥ 3,748**	¥ 4,523	**¥ 2,075**	¥ 3,452	**$ 54,222**	**$ 34,900**	**$ 19,322**

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	**2005**	2004	2003	**2005**
Depreciation	**¥ 1,752**	¥ 2,038	¥ 2,827	**$ 16,314**
Interest	**66**	102	144	**614**

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥1,844 million ($17,171 thousand), ¥2,158 million and ¥3,004 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Future minimum lease payments subsequent to March 31, 2005 for finance lease transactions accounted for as operating leases were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 1,172	$ 10,913
2007 and thereafter	950	8,846
	¥ 2,123	$ 19,769

11. Commitments and Contingent Liabilities

Future payments under rental leases subsequent to March 31, 2005 amounted to ¥2,221 million ($20,681 thousand).

The Company and certain of its subsidiaries make loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2005, the unexercised portion of such facilities amounted to ¥761,782 million ($7,093,602 thousand), including ¥517,964 million ($4,823,205 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Companies.

At March 31, 2005, contingent liabilities on the personal loans for which the Company provided credit guarantees amounted to ¥76,457 million ($711,956 thousand), net of allowance for loss on debt guarantees in the amount of ¥1,558 million ($14,507 thousand).

Refer to Note 6 regarding pledged assets.

12. Derivative and Hedging Activities

(1) Outline of transactions and conditions

The Company and certain of its subsidiaries have used interest rate swap agreements, interest rate options and currency swap agreements in order to hedge against the risk of fluctuations in interest rates and foreign currency exchange rates relating to their short-term and long-term loans.

No market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap agreements and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates, respectively. In addition, the Companies are not exposed to risk on interest rate caps, as the Companies hold only long positions in interest rate caps and the maximum cost of funding the combination of loans and interest rate caps is capped at the cap rates.

The Companies do not anticipate non-performance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.

The Companies have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules.

Risk management for derivative transactions has been under the control of the Finance Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive officers' meeting when the Company's annual business plan is established.

(2) Market value information

Market value information as of March 31, 2005 and 2004 was omitted, as all of the Companies' derivative transactions are accounted for as hedging transactions.

13. Stock Option Plans

The Company has two stock option plans for the granting of non-transferable options to certain eligible directors and key employees of the Company.

On August 1, 2001, options were granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 per share. The option price was adjusted to ¥10,628 per share due to the issuance of new shares of common stock to Mitsubishi Tokyo Financial Group, Inc. ("MTFG") on April 20, 2004. The options were exercisable beginning on July 1, 2003. To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying consolidated balance sheets as of March 31, 2005 and 2004.

On August 1, 2003, options were granted for terms of five years to purchase the aggregate of 352,400 shares of common stock of the Company at ¥4,959 per share. The option price was adjusted to ¥4,931 per share due to the above same reason. The options will be exercisable beginning on July 1, 2005.

14. Impairment of Fixed Assets

The Companies determined each operation center of loan businesses, installment sale finance businesses, other financial services and other services as the smallest cash-generating group to which the assets belonged. Also, each asset to be disposed of was determined as the smallest cash-generating group of assets. The head office of the Company and welfare facilities for employees independent of cash-generating were considered to be corporate assets.

Impairment loss for certain of real estates for rental was recognized due to a significant decrease in market value or continuous operation losses. In addition, impairment loss for assets to be disposed of was recognized because the carrying amount of these assets exceeded the net selling value. Impairment loss was measured as the amount by which the carrying amount of the assets exceeded its recoverable amount. The recoverable amount was calculated by using the higher of value in use, which was the discounted present value of estimated future cash flows at 7%, or the net selling value, which was estimated by real estate appraisers.

Impairment loss amounted to ¥107 million ($996 thousand) for buildings and structures, ¥1,221 million ($11,369 thousand) for land and ¥54 million ($502 thousand) for intangible assets. There was no any indicators that impairment have existed in other assets.

15. Segment Information

The Companies' operations by business segment for the years ended March 31, 2005 and 2004 have not been disclosed, as the Companies' business other than Financial services was immaterial. The Companies' operations by business segment for the year ended March 31, 2003 were as follows:

	Millions of Yen				
Year ended or as of March 31, 2003	Financial services	Other businesses	Total	Adjustments and eliminations	Consolidated
Operating income from:					
Outside customers	¥ 431,671	¥ 5,901	¥ 437,572	¥ —	¥ 437,572
Intersegment	—	15,300	15,300	(15,300)	—
Total	431,671	21,201	452,873	(15,300)	437,572
Operating expenses	277,805	20,524	298,330	(7,452)	290,877
Operating profit	¥ 153,866	¥ 676	¥ 154,543	¥ (7,847)	¥ 146,695
Assets	¥ 2,118,518	¥ 35,893	¥ 2,154,411	¥ 29,002	¥ 2,183,414
Depreciation	5,492	549	6,041	2	6,043
Capital expenditure	4,281	1,361	5,642	(1,131)	4,511

Unallocated corporate expenses and assets included in "Adjustments and eliminations" for the year ended or as of March 31, 2003 were as follows:

	Millions of Yen
Year ended or as of March 31	2003
Corporate expenses	¥ 7,956
Corporate assets	54,666

Geographical segment information and overseas sales have been omitted, as such sales were immaterial.

16. Acquisition of Consolidated Subsidiaries

In the year ended March 31, 2005, the Company increased the percentage of the equity of Tokyo-Mitsubishi Cash One Ltd. whose name of corporation changed to DC Cash One Ltd. from 38.85% to 54.73% due to acquisition of new shares of common stock and purchased 100% of MTB Capital Co., Ltd. whose name of corporation changed to AC Ventures Co., Ltd., both of which was included in the accompanying consolidated financial statements. The fair value of the assets and liabilities of the above companies were as follows:

DC Cash One Ltd.

As of March 31	Millions of Yen 2005	Thousands of U.S. Dollars 2005
Current assets	¥ 62,261	$ 579,765
Non-current assets	491	4,572
Consolidation adjustments	1,074	10,000
Current liabilities	(25,913)	(241,298)
Long-term liabilities	(30,012)	(279,467)
Minority interest	(3,090)	(28,773)
The Company's interest by equity method	(1,897)	(17,664)
Acquisition cost	2,914	27,134
Cash and cash equivalents acquired	(2,425)	(22,581)
Net payments from acquisition	¥ 488	$ 4,544

AC Ventures Co., Ltd.

As of March 31	Millions of Yen 2005	Thousands of U.S. Dollars 2005
Current assets	¥ 260	$ 2,421
Non-current assets	436	4,059
Current liabilities	(248)	(2,309)
Long-term liabilities	(8)	(74)
Consolidation adjustments	(93)	(866)
Acquisition cost	348	3,240
Cash and cash equivalents acquired	(260)	(2,421)
Net payments from acquisition	¥ 87	$ 810

17. Subsequent Event

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2005, were approved at a shareholders' meeting of the Company held on June 23, 2005:

	Millions of Yen
Cash dividends (¥55.00 = US$0.51)	¥ 8,706
Bonuses to directors	36

Report of Independent Auditors on the Consolidated Financial Statements

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel : 03 3503 1100
Fax : 03 3503 1197

Report of Independent Auditors

The Board of Directors
ACOM CO., LTD.

We have audited the accompanying consolidated balance sheets of ACOM CO., LTD. and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACOM CO., LTD. and consolidated subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in Japan.

As described in Note 2(u), ACOM CO., LTD. and its domestic consolidated subsidiaries adopted a new accounting standard for impairment accounting for fixed assets as an early adoption of the standard.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young Shin Nihon

June 23, 2005

A MEMBER OF ERNST & YOUNG GLOBAL

Non-Consolidated Balance Sheets

ACOM CO., LTD.

March 31	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
Assets			
Current assets:			
Cash and cash equivalents	¥ 131,779	¥ 149,011	$ 1,227,106
Marketable securities	—	565	—
Loans receivable (Note 4)	1,601,773	1,612,799	14,915,476
Accounts receivable	118,867	159,907	1,106,872
Merchandise	5,721	5,879	53,273
Prepaid expenses	3,749	5,071	34,910
Accrued income	12,108	12,110	112,747
Short-term loans to a subsidiary	983	50	9,153
Deferred tax assets (Note 5)	37,896	46,530	352,882
Other current assets	7,396	5,249	68,870
Allowance for bad debts	(119,620)	(127,000)	(1,113,883)
Total current assets	1,800,655	1,870,175	16,767,436
Property and equipment:			
Land (Note 12)	7,058	8,023	65,723
Buildings and structures (Note 12)	41,264	40,719	384,244
Equipment	35,182	36,760	327,609
	83,504	85,503	777,577
Accumulated depreciation	(45,264)	(46,313)	(421,491)
Property and equipment, net (Note 4)	38,240	39,190	356,085
Investments and other assets:			
Investments in securities	29,124	28,219	271,198
Investments in and advances to subsidiaries and affiliates	61,707	58,256	574,606
Telephone rights and other intangible assets (Note 12)	1,143	1,206	10,643
Rental deposits	10,434	10,588	97,159
Prepaid pension expenses	1,542	1,887	14,358
Deferred tax assets (Note 5)	599	857	5,577
Other	10,957	11,667	102,029
Allowance for bad debts	(2,780)	(2,400)	(25,886)
Total investments and other assets	112,729	110,282	1,049,715
Total assets	¥ 1,951,625	¥ 2,019,648	$ 18,173,247

See accompanying notes to non-consolidated financial statements.

March 31	Millions of Yen 2005	Millions of Yen 2004	Thousands of U.S. Dollars (Note 3) 2005
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans (Note 4)	¥ 22,500	¥ 11,500	$ 209,516
Current portion of long-term debt (Note 4)	324,581	325,304	3,022,450
Accounts payable	1,198	1,035	11,155
Accrued income taxes (Note 5)	27,029	26,319	251,690
Accrued expenses	13,697	12,716	127,544
Deferred income on installment sales	9,122	17,276	84,942
Allowance for loss on debt guarantees (Note 10)	2,880	1,865	26,818
Other current liabilities	2,988	1,988	27,823
Total current liabilities	403,996	398,005	3,761,951
Long-term liabilities:			
Long-term debt (Note 4)	681,641	923,285	6,347,341
Allowance for directors' and corporate auditors' retirement benefits	713	867	6,639
Other long-term liabilities	2,971	3,407	27,665
Total long-term liabilities	685,327	927,560	6,381,664
Commitments and contingent liabilities (Note 10)			
Shareholders' equity:			
Common stock:			
Authorized: 532,197,400 shares at March 31, 2005 and 2004			
Issued: 159,628,280 shares and 145,628,280 shares at March 31, 2005 and 2004, respectively	63,832	17,282	594,394
Capital surplus (Note 6)	76,458	25,772	711,965
Legal reserve (Note 7)	4,320	4,320	40,227
Retained earnings (Note 14)	722,106	652,006	6,724,145
Net unrealized gains on other securities (Note 8)	6,384	5,799	59,446
Less: Treasury stock, at cost (Note11):			
1,332,706 shares and 2,067,208 shares at March 31, 2005 and 2004, respectively	(10,801)	(11,099)	(100,577)
Total shareholders' equity	862,301	694,082	8,029,621
Total liabilities and shareholders' equity	¥ 1,951,625	¥ 2,019,648	$ 18,173,247

Non-Consolidated Statements of Income

ACOM CO., LTD.

Years ended March 31	Millions of Yen			Thousands of U.S. Dollars (Note 3)
	2005	2004	2003	2005
Operating income:				
Interest on loans receivable	¥ 372,389	¥ 379,332	¥ 388,483	$ 3,467,631
Fees from credit card business	6,113	5,714	4,986	56,923
Fees from installment sales financing	9,255	13,799	16,166	86,181
Fees from credit guarantees	6,871	4,503	1,667	63,981
Other financial income	19	18	26	176
Sales	158	735	105	1,471
Other operating income	7,927	7,695	7,822	73,815
Total operating income	402,734	411,799	419,258	3,750,200
Operating expenses:				
Financial expenses	21,591	26,115	29,585	201,052
Cost of sales	157	731	104	1,461
General and administrative expenses (Notes 5 and 9)	138,289	133,597	134,878	1,287,726
Bad debt expenses	—	5,358	6,327	—
Provision for bad debts	99,582	128,251	105,306	927,293
Provision for loss on debt guarantees	2,880	1,865	474	26,818
Total operating expenses	262,500	295,918	276,677	2,444,361
Operating profit	140,234	115,880	142,581	1,305,838
Other income (expenses):				
Other interest and dividend income	1,078	1,137	1,149	10,038
Net loss on sale or disposal of property and equipment	(1,097)	(968)	(6,876)	(10,215)
Net (loss) gain on sale of investments in securities	(2)	379	0	18
Loss on revaluation of investments in securities	(353)	(335)	(2,706)	(3,287)
Loss on revaluation of investments in affiliates (Note 13)	—	(6,026)	—	—
Loss on liquidation of investments in trusted real property	(78)	(241)	—	(726)
Net gain on termination of a welfare pension plan	—	2,802	—	—
Impairment loss (Note 12)	(1,094)	—	—	(10,187)
Other, net	344	508	434	3,203
Total other expenses, net	(1,202)	(2,743)	(7,998)	(11,192)
Income before income taxes	139,031	113,136	134,582	1,294,636
Income taxes (Note 5):				
Current	47,540	54,160	68,070	442,685
Deferred	8,490	(6,671)	(10,977)	79,057
Total income taxes	56,030	47,488	57,092	521,743
Net income	¥ 83,001	¥ 65,648	¥ 77,489	$ 772,893

	Yen			U.S. Dollars (Note 3)
Amounts per share:				
Net income				
Basic	¥ 525.53	¥ 455.36	¥ 529.45	$ 4.89
Diluted	525.25	455.28	—	4.89
Cash dividends	100.00	80.00	80.00	0.93

See accompanying notes to non-consolidated financial statements

Non-Consolidated Statements of Shareholders' Equity

ACOM CO., LTD.

	Thousands	Millions of Yen					
	Number of shares of common stock	Common stock	Capital surplus	Legal reserve	Retained earnings	Net unrealized gains on other securities	Treasury stock
Balance at March 31, 2002	146,630	¥ 17,282	¥ 25,772	¥ 4,320	¥ 536,014	¥ 1,128	¥ (3,802)
Net income	—	—	—	—	77,489	—	—
Cash dividends	—	—	—	—	(11,702)	—	—
Bonuses to directors	—	—	—	—	(38)	—	—
Net unrealized gains on other securities	—	—	—	—	—	(1,076)	—
Acquisition of treasury stock-net	—	—	—	—	—	—	(1)
Balance at March 31, 2003	146,630	17,282	25,772	4,320	601,762	51	(3,803)
Net income	—	—	—	—	65,648	—	—
Cash dividends	—	—	—	—	(11,593)	—	—
Bonuses to directors	—	—	—	—	(39)	—	—
Net unrealized gains on other securities	—	—	—	—	—	5,748	—
Acquisition of treasury stock	—	—	—	—	—	—	(11,066)
Retirement of treasury stock	(1,002)	—	—	—	(3,771)	—	3,771
Balance at March 31, 2004	145,628	17,282	25,772	4,320	652,006	5,799	(11,099)
Net income	—	—	—	—	83,001	—	—
Cash dividends	—	—	—	—	(12,865)	—	—
Bonuses to directors	—	—	—	—	(35)	—	—
Issuance of new shares of common stock	14,000	46,550	46,550	—	—	—	—
Net unrealized gains on other securities	—	—	—	—	—	584	—
Acquisition of treasury stock	—	—	—	—	—	—	(6,999)
Sale of treasury stock	—	—	4,135	—	—	—	7,297
Balance at March 31, 2005	159,628	¥ 63,832	¥ 76,458	¥ 4,320	¥ 722,106	¥ 6,384	¥ (10,801)

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Capital surplus	Legal reserve	Retained earnings	Net unrealized gains on other securities	Treasury stock
Balance at March 31, 2004	$ 160,927	$ 239,985	$ 40,227	$ 6,071,384	$ 53,999	$ (103,352)
Net income	—	—	—	772,893	—	—
Cash dividends	—	—	—	(119,797)	—	—
Bonuses to directors	—	—	—	(325)	—	—
Issuance of new shares of common stock	433,466	433,466	—	—	—	—
Net unrealized gains on other securities	—	—	—	—	5,438	—
Acquisition of treasury stock	—	—	—	—	—	(65,173)
Sale of treasury stock	—	38,504	—	—	—	67,948
Balance at March 31, 2005	$ 594,394	$ 711,965	$ 40,227	$ 6,724,145	$ 59,466	$ (100,577)

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Cash Flows

ACOM CO., LTD.

	Millions of Yen			Thousands of U.S. Dollars(Note 3)
Years ended March 31	2005	2004	2003	2005
Operating activities:				
Income before income taxes	¥ 139,031	¥ 113,136	¥ 134,582	$ 1,294,636
Adjustments:				
Depreciation and amortization	4,869	4,987	6,057	45,339
Impairment loss	1,094	—	—	10,187
(Decrease) increase in allowance for bad debts	(6,978)	21,703	30,074	(64,978)
Increase in allowance for loss on debt guarantees	1,015	1,391	461	9,451
(Decrease) increase in allowance for employees' retirement benefits	—	(3,268)	436	—
(Decrease) increase in allowance for directors' and corporate auditors' retirement benefits	(153)	(97)	77	(1,424)
Non-operating interest and dividend income	(1,078)	(1,137)	(1,149)	(10,038)
Net loss on sale or disposal of property and equipment	1,097	968	6,876	10,215
Stock issuance expenses	474	—	—	4,413
Bond issuance expenses	142	198	210	1,322
Net loss (gain) on sale of investments in securities	2	(379)	(0)	18
Loss on revaluation of investments in securities	353	335	2,706	3,287
Loss on revaluation of investments in affiliates	—	6,026	—	—
Loss on liquidation of investments in trusted real property	78	241	—	726
Changes in operating assets and liabilities:				
Decrease (increase) in loans receivable	11,025	40,091	(36,052)	102,663
Decrease (increase) in accounts receivable	41,039	34,462	(1,643)	382,149
Decrease in merchandise	157	731	104	1,461
Decrease in prepaid expenses	1,322	1,688	361	12,310
(Increase) decrease in accrued income	(11)	57	(401)	(102)
Increase in other current assets	(2,084)	(2,225)	(719)	(19,405)
Decrease in prepaid pension expenses	344	742	975	3,203
Increase (decrease) in accounts payable	162	(808)	(1,104)	1,508
Increase (decrease) in accrued expenses	980	562	(1,626)	9,125
Decrease in deferred income on installment sales	(8,154)	(8,242)	(2,483)	(75,928)
Bonuses paid to directors	(35)	(39)	(38)	(325)
Other, net	(204)	1,085	107	(1,899)
Subtotal	184,491	212,210	137,814	1,717,953
Non-operating interest and dividends received	1,051	1,107	1,124	9,786
Income taxes paid	(47,341)	(58,072)	(80,357)	(440,832)
Net cash provided by operating activities	138,201	155,245	58,581	1,286,907

(Continued)

Years ended March 31	Millions of Yen			Thousands of U.S. Dollars(Note 3)
	2005	2004	2003	2005
Investing activities				
Decrease in marketable securities	43	249	413	400
Proceeds from sale of property and equipment	21	95	1,418	195
Purchases of property and equipment	(4,789)	(1,926)	(3,838)	(44,594)
Proceeds from maturity or sale of investments in securities	934	2,404	134	8,697
Increase in investments in securities	(0)	(133)	(4,645)	(0)
Proceeds from settlement, repayment or sale of investments in and advances to subsidiaries and affiliates	26,550	13,390	25,655	247,229
Additions to investments in and advances to subsidiaries and affiliates	(30,914)	(22,722)	(38,797)	(287,866)
Decrease (increase) in other investments	64	(747)	1,000	595
Net cash used in investing activities	(8,090)	(9,388)	(18,659)	(75,332)
Financing activities				
Proceeds from long-term debt	84,525	378,832	367,791	787,084
Payments of principal of long-term debt	(327,033)	(497,759)	(353,961)	(3,045,283)
Increase (decrease) in short-term loans	11,000	(4,900)	2,837	102,430
Proceeds from issuance of new shares of common stock	92,625	—	—	862,510
Sale (acquisition) of treasury stock-net	4,416	(11,066)	(1)	41,121
Cash dividends paid	(12,864)	(11,592)	(11,700)	(119,787)
Net cash (used in) provided by financing activities	(147,331)	(146,485)	4,965	(1,371,924)
Effect of exchange rate changes on cash and cash equivalents	(11)	(46)	(137)	(102)
(Decrease) increase in cash and cash equivalents	(17,231)	(675)	44,751	(160,452)
Cash and cash equivalents at beginning of the year	149,011	149,686	104,935	1,387,568
Cash and cash equivalents at end of the year	¥131,779	¥149,011	¥149,686	$1,227,106

See accompanying notes to non-consolidated financial statements

Notes to Non-Consolidated Financial Statements

ACOM CO., LTD.

1. Basis of Presenting the Non-Consolidated Financial Statements

The accompanying non-consolidated financial statements of ACOM CO., LTD. (the "Company") relate to the Company only, with investments in subsidiaries and affiliates being stated at cost or revalued amount if any impairment loss is recorded, and have been prepared in accordance with accounting principles generally accepted in Japan and the "Form of Standard Financial Statements in the Consumer Finance Business" (issued by the Federation of Moneylenders Associations of Japan on April 25, 1993).

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the non-consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain items presented in the original non-consolidated financial statements filed with the Prime Minister of Japan have been reclassified for the convenience of readers outside Japan.

Although non-consolidated statements of cash flows are still not required in Japan, such statements have been prepared for the purpose of inclusion in these non-consolidated financial statements, after reclassifications made in conformity with the relevant regulations concerning the preparation and presentation of consolidated statements of cash flows.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(a) Cash equivalents

The Company considers all highly liquid investments, including time deposits with banks, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(b) Foreign currency transactions

All monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and the resulting gains or losses are included in income to the extent that they are not hedged by foreign exchange derivatives.

(c) Marketable securities and investments in securities

Marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity or other securities. Trading securities are valued at market value, with resulting gains or losses included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market value with the resulting gains or losses, net of applicable taxes, reported in the shareholders' equity section in the accompanying non-consolidated balance sheets, except that any impairment loss is recorded and charged to income. Other securities for which market value is not available are stated at moving-average cost.

Partial Amendment to the Securities and Exchange Law of Japan (Law No.97 of 2004) provided that investments in investment limited partnership and other similar partnership, which were included in "Other" in investments and other assets section in the accompanying non-consolidated balance sheets up to the prior non-consolidated fiscal year, should be regarded as marketable securities or investments in securities; hence, they are reported in "Investment in securities" in the accompanying non-consolidated balance sheet as of March 31, 2005.

Investments in investment limited partnership and other similar partnership are valued at the net amount of the percentage of interests held based on the latest financial statements on a reporting date stipulated by partnership contract.

The effect of this amendment is to increase investments in securities as of March 31, 2005 by ¥630 million ($5,866 thousand) and to decrease other in investments and other assets section as of March 31, 2005 by the same amount.

(d) Merchandise

Merchandise consists of paintings and is stated at individually specified cost.

(e) Allowance for bad debts

To cover possible losses on collection of loans and other receivables, the Company provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(f) Property and equipment

Property and equipment is recorded at cost. Depreciation of property and equipment is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(g) Stock and bond issuance expenses

Stock and bond issuance expenses are charged to income when incurred. Stock issuance expenses are recorded in "Other, net" in the other income (expenses) section in the accompanying non-consolidated statements of income, and bond issuance expenses are included in "Financial expenses" in the operating expenses section in the accompanying non-consolidated statements of income.

(h) Allowance for loss on debt guarantees

The Company has entered into affiliations with Japanese regional banks and a subsidiary to provide credit guarantees for personal loans held by those banks and the affiliate. To cover possible losses on debt guarantees, the Company provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed loans.

(i) Employees' retirement benefits

The allowance for employees' retirement benefits is recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset is recorded as prepaid pension expenses.

Net retirement benefit expense or income is recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum and payments to a defined contribution pension plan.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost are recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company has recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company has recognized past service cost evenly over five years from the time of its origination.

(j) Allowance for directors' and corporate auditors' retirement benefits

The allowance for directors' and corporate auditors' retirement benefits is provided at the amount which would have been required to be paid if all directors and corporate auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the Company's internal rules.

(k) Leases

Non-cancellable lease transactions are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements stipulating the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(l) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contracted interest rate, whichever is lower.

(m) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(n) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(o) Income taxes

The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(p) Derivative and hedging transactions

The Company has used interest rate swap agreements and interest rate options (interest rate caps in long positions only) solely in order to hedge against risks of fluctuations in interest rates relating to its short-term and long-term loans in compliance with the Company's internal rules.

Derivative transactions are valued at market value, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. These transactions are designated as cash flow hedges. The interest swaps qualifying for hedge accounting and meeting specific matching criteria are not valued at market value but the differential paid or received under the swap agreements are recognized and included in income. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized costs regardless of their market value.

(q) Net income per share

Basic net income per share is computed by dividing net income, the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the year. Accordingly, in the per share computation, the portion not attributable to shareholders of common stock, such as bonuses payable to directors and corporate auditors, should be deducted from net income.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the period, after consideration of dilutive effect of potential shares of common stock for the Company's stock option plans.

(r) Reclassifications

Certain reclassifications have been made to prior years' non-consolidated financial statements to conform to the current year's presentation.

(s) New accounting standards

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan (the "ASBJ") issued "Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets." The Company adopted the new accounting standard, which will be effective for fiscal year beginning April 1, 2005 with an early adoption permitted. As a result, income before income taxes for the year ended March 31, 2005 was decreased by ¥ 1,094 million ($ 10,187 thousand).

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥107.39 = US$1.00, the exchange rate prevailing on March 31, 2005. The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Short-Term Loans, Long-Term Debt and Pledged Assets

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2005	2004	2005
Unsecured loans mainly from banks and other financial institutions at interest rates ranging from 0.05% to 3.0% due through November 2010	¥ 277,705	¥ 373,404	$ 2,585,948
Loans with collateral mainly from banks and other financial institutions at interest rates ranging from 0.052% to 2.8% due through January 2012	439,637	566,306	4,093,835
Securitized loans mainly from a financial institution at 1.62% due through February 2008	23,880	23,880	222,367
Unsecured bonds at interest rates ranging from 0.85% to 2.72% due through February 2015	265,000	285,000	2,467,641
Less: current portion	(324,581)	(325,304)	(3,022,450)
	¥ 681,641	¥ 923,285	$ 6,347,341

Assets pledged as collateral for substantially short-term and long-term loans from banks and other financial institutions were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2005	2004	2005
Loans receivable	¥ 472,741	¥ 598,145	$ 4,402,095
Property and equipment, net	704	1,940	6,555
	¥ 473,446	¥ 600,086	$ 4,408,660

The table in the previous page included loans receivable related to securitized loans of ¥31,976 million ($297,755 thousand) and ¥32,999 millions as of March 31, 2005 and 2004, respectively.

At March 31, 2005 and 2004, the Company had a commitment, at the lenders' request, to furnish at any time collateral pledged on ¥78,549 million ($731,436 thousand) and ¥118,852 million of the loans receivable of ¥472,741 million ($4,402,095 thousand) and ¥598,145 million shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2005	2004	2005
Short-term loans	¥ 1,000	¥ 1,000	$ 9,311
Current portion of long-term debt	31,963	43,091	297,634
Long-term debt	45,471	74,434	423,419

For the purpose of efficient procurement of working capital, the Company has entered into overdraft contracts with one financial institution and commitment line contracts with three financial institutions, which provided the Company with the overdraft and commitment facilities in the aggregate amount of ¥277,182 million ($2,581,078 thousand) as of March 31, 2005. The unused facilities maintained by the Company as of March 31, 2005 amounted to ¥253,302 million ($2,358,711 thousand).

5. Income Taxes

The Company is subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account.

On March 31, 2003, the Local Taxes Law of Japan was amended to introduce the pro forma standard taxation system to enterprise tax from the fiscal years commencing on and after April 1, 2004. Under this system, companies with stated capital of over ¥100 million are subject to taxation based on the sum of stated capital and capital reserve and the total of value added for the fiscal year ("pro forma standards") in exchange for reduced rates on taxable income.

The amendment reduced the aggregate statutory tax rates applicable to the Company to approximately 40.7% for the year ended March 31, 2005 from 40.9% for the years ended March 31, 2004 and 2003.

The taxable amount based on the pro forma standards of enterprise tax for the year ended March 31, 2005 was recorded in "General and administrative expenses" in the operating expenses section in the accompanying non-consolidated income statement, increasing general and administrative expenses for the year ended March 31, 2005 by ¥970 million ($9,032 thousand).

Reconciliations between the statutory tax rates and the effective tax rates as a percentage of income before income taxes for the years ended March 31, 2005, 2004 and 2003 were omitted, as the statutory tax rates did not significantly differ from the effective tax rates.

The tax effects of the temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2005 and 2004 were presented below:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2005	2004	2005
Deferred tax assets:			
Bad debt write-offs	¥ 12,804	¥ 12,954	$ 119,228
Allowance for bad debts	16,954	26,833	157,873
Allowance for loss on debt guarantees	1,171	758	10,904
Accrued bonuses	1,749	1,359	16,286
Allowance for directors' and corporate auditors' retirement benefits	290	352	2,700
Accrued interest income	452	514	4,208
Accrued enterprise tax	2,065	2,310	19,228
Depreciation and amortization	7,032	6,557	65,480
Consumption tax	303	286	2,821
Revaluation of marketable securities	232	135	2,160
Loss on investments in golf club membership	162	181	1,508
Impairment loss	444	—	4,134
Other	244	216	2,272
Subtotal	43,909	52,463	408,874
Less: valuation allowance	(405)	(328)	(3,771)
Total gross deferred tax assets	43,504	52,134	405,102
Deferred tax liabilities:			
Prepaid pension expenses	(627)	(768)	(5,838)
Net unrealized gains on other securities	(4,380)	(3,978)	(40,785)
Total gross deferred tax liabilities	(5,008)	(4,747)	(46,633)
Net deferred tax assets	¥ 38,496	¥ 47,387	$ 358,469

As described above, the pro forma standard taxation system to enterprise tax reduced the aggregate statutory tax rate on income of the Company for the fiscal years ending March 31, 2005 and thereafter. The effect of this change was to decrease deferred tax assets, net of deferred tax liabilities as of March 31, 2004 by ¥205 million and to increase deferred income tax expenses for the year then ended by the same amount.

6. Capital Surplus

Capital surplus represents capital reserve stipulated by the Commercial Code of Japan such as additional paid-in capital, and other capital surplus such as net gain on sale of treasury stock. At March 31, 2005 and 2004, the components of capital surplus were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2005	2004	2005
Capital reserve:			
Additional paid-in capital	¥ 72,322	¥ 25,772	$ 673,451
Other capital surplus:			
Net gain on sale of treasury stock	4,135	—	38,504
	¥ 76,458	¥ 25,772	$ 711,965

7. Legal Reserve

The Commercial Code of Japan provides that an amount equal to at least 10% of cash dividends and directors' and corporate auditors' bonuses in respect of each fiscal period be appropriated to the legal reserve until the sum of such reserve and capital reserve, including additional paid-in capital, equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to stated capital by resolution of the board of directors.

8. Net Unrealized Gains on Other Securities

As described in Note 2(c), net unrealized gains on other securities were stated in the shareholders' equity section in the accompanying non-consolidated balance sheets as of March 31, 2005 and 2004 as a result of the application of the market value method to evaluation of marketable securities and investments in securities. However, under the Commercial Code of Japan, such gains are not available for dividends.

9. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and book value of leased equipment as of March 31, 2005 and 2004 and the related depreciation and interest expenses for the years ended March 31, 2005, 2004 and 2003, which would have been reflected in the non-consolidated balance sheets and the related non-consolidated statements of income if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Book value		Acquisition costs	Accumulated depreciation	Book value
March 31	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	**2005**	**2005**
Equipment	**¥ 5,002**	¥ 7,233	**¥ 3,197**	¥ 4,055	**¥ 1,805**	¥ 3,177	**$ 46,577**	**$ 29,769**	**$ 16,807**

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	**2005**	2004	2003	**2005**
Depreciation	**¥ 1,605**	¥ 1,860	¥ 2,632	**$ 14,945**
Interest	**59**	89	125	**549**

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥1,686 million ($15,699 thousand), ¥1,966 million and ¥2,794 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Future minimum lease payments subsequent to March 31, 2005 for finance lease transactions accounted for as operating leases were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 1,023	$ 9,526
2007 and thereafter	817	7,607
	¥ 1,841	$ 17,143

10. Commitments and Contingent Liabilities

Future payments under rental leases subsequent to March 31, 2005 amounted to ¥1,882 million ($17,524 thousand).

The Company makes loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2005, the unexercised portion of such facilities amounted to ¥761,747 million ($7,093,276 thousand), including ¥517,947 million ($4,823,046 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Company.

At March 31, 2005, contingent liabilities on the personal loans for which the Company provided credit guarantees amounted to ¥134,381 million ($1,251,336 thousand), net of allowance for loss on debt guarantees in the amount of ¥2,880 million ($26,818 thousand).

In addition, at March 31, 2005, the Company was contingently liable as guarantor of the following subsidiaries:

Name	Amount of guaranteed debt
JLA INCORPORATED	¥1,214 million ($11,304 thousand)
ACOM ESTATE CO., LTD.	¥705 million ($6,564 thousand)
JCK CREDIT CO., LTD.	¥9,563 million ($89,049 thousand)
IR Loan Servicing, Inc.	¥1,200 million ($11,174 thousand)
SIAM A&C CO., LTD.	¥30,746 million ($286.302 thousand)

Refer to Note 4 regarding pledged assets.

11. Stock Option Plans

The Company has two stock option plans for the granting of non-transferable options to certain eligible directors and key employees of the Company.

On August 1, 2001, options were granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 per share. The option price was adjusted to ¥10,628 per share due to the issuance of new shares of common stock to Mitsubishi Tokyo Financial Group, Inc. ("MTFG") on April 20, 2004. The options were exercisable beginning on July 1, 2003. To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying non-consolidated balance sheets as of March 31, 2005 and 2004.

On August 1, 2003, options were granted for terms of five years to purchase the aggregate of 352,400 shares of common stock of the Company at ¥4,959 per share. The option price was adjusted to ¥4,931 per share due to the above same reason. The options will be exercisable beginning on July 1, 2005.

12. Impairment of Fixed Assets

The Company determined each operation center of loan businesses, installment sale finance businesses and other financial services as the smallest cash-generating group to which the assets belonged. Also, each asset to be disposed of was determined as the smallest cash-generating group of assets. The head office of the Company and welfare facilities for employees independent of cash-generating were considered to be corporate assets.

Impairment loss for assets to be disposed was recognized because the carrying amount of these assets exceeded the net selling value. Impairment loss was measured as the amount by which the carrying amount of the assets exceeded its recoverable amount, the net selling value estimated by real estate appraisers.

Impairment loss amounted to ¥94 million ($875 thousand) for buildings and structures, ¥945 million ($8,799 thousand) for land and ¥54 million ($502 thousand) for intangible assets. There was no any indicators that impairment have existed in other assets.

13. Loss on Revaluation of Investments in Affiliates

In the fiscal year ended March 31, 2004, the Company recorded a loss of ¥5,950 million as a result of capital restructuring, including capital reduction, of Tokyo-Mitsubishi Cash One Ltd., executed in March 2004. In addition, in the fiscal year ended March 31, 2004, the Company recorded a loss of ¥76 million for the anticipated sale of all of the holding shares of common stock of ASCOT CO., LTD.

14. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in the accompanying non-consolidated financial statements for the year ended March 31, 2005, were approved at a shareholders' meeting held on June 23, 2005:

	Millions of Yen
Cash dividends (¥55.00 = US$0.51)	¥ 8,706
Bonuses to directors	36

Report of Independent Auditors on the Non-Consolidated Financial Statements

ERNST & YOUNG SHINNIHON

- Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

- Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
ACOM CO., LTD.

We have audited the accompanying non-consolidated balance sheets of ACOM CO., LTD. as of March 31, 2005 and 2004, and the related non-consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of ACOM CO., LTD. at March 31, 2005 and 2004, and the non-consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in Japan.

As described in Note 2(s), ACOM CO., LTD. adopted a new accounting standard for impairment accounting for fixed assets as an early adoption of the standard.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young Shin Nihon

June 23, 2005

A MEMBER OF ERNST & YOUNG GLOBAL

Corporate Data (As of March 31, 2005)

Company Name	ACOM CO., LTD.
Incorporated	October 23, 1978
Established	April 2, 1936
Paid-in Capital	¥63,832 million
Business Outline	Loan, Credit Card, Installment Sales Finance, and Guarantee
Number of Employees	4,096
Head Office	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8307, Japan
Independent Auditors	SHIN NIHON & CO. (Member firm of ERNST & YOUNG INTERNATIONAL)

For Further Information, Please Contact;

Investor Relations Office

Meiji Yasuda Seimei Bldg.(8th Floor), 1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8307, Japan

Tel: (03)5533-0631 Fax: (03)3215-3145


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EXHIBIT3

DATA BOOK

For The Fiscal Year Ended March, 2005

ACOM CO., LTD.

April 2005
Code No. 8572

Pages

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. From the interim accounting period ended September 30, 2001, figures for financial expenses include bond issue expenses.

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1. Consolidated Subsidiaries and Equity-Method Affiliates

Name of company	Equity owned by ACOM	Summary of business
【Domestic】 Consolidated Subsidiaries: 11 Equity-method Affiliates: 1		
DC Cash One Ltd.	54.73%	Unsecured loan business and guarantee business for personal loan of banks, etc.
[Equity-Method Affiliate] DC Card Co., Ltd.	20.33%	Unsecured loan business, credit card business of which principal commodity is DC CARD, and loan guarantee business for banks, etc.
JCK CREDIT CO., LTD.	100%	Installment sales finance business and unsecured loan business
IR Loan Servicing, Inc.	80%	Loan servicing business
RELATES CO., LTD	100%	Entrusted with call center functions of banks, etc.
AC Ventures Co., Ltd	100%	Development, investment, promotion and support of venture campanies
ACOM RENTAL CO., LTD	100%	Comprehensive rental business
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets
AJAST Ltd.	25% (75%)	Insurance agency business
ACOM ESTATE CO., LTD.	100%	Real Estate Management
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties
AB PARTNER CO., LTD.	100%	Back-office services
【Overseas】 Consolidated Subsidiaries: 6 Equity-method Affiliate: 1		
SIAM A&C CO., LTD.	49%	Hire purchase business and unsecured loan business in Thailand.
[Equity-Method Affiliate] CHAILEASE ACOM FINANCE CO., LTD.	40%	Hire purchase business in Taiwan.
ACOM CAPITAL CO., LTD.	100%	—
ACOM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM PACIFIC, INC.	100%	Lease of health resorts in Guam (U.S.A.)
ACOM (U.S.A.) INC.	100%	—
ACOM INTERNATIONAL, INC.	100%	—

Notes: 1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
2. ACOM (U.S.A.) INC.and ACOM INTERNATIONAL, INC. suspended their operation.
3. Acom Economic Research Institute,Inc was merged into ACOM RENTAL CO.,LTD on April 1,2004.
4. ACOM sold all of its holding shares of ASCOT CO., LTD. on April 19, 2004.
5. ACOM CAPITAL CO., LTD. was liquidized due to the change in the methods of fund procurement on January 4, 2005.
6. AVRS CO., LTD. changed its corporate name to RELATES CO., LTD. on January 21, 2005.
7. ACOM acquired shares of Tokyo-Mitsubishi Cash One Ltd. through a third-party allocation and transferring shares from existing shareholder to ACOM. At the same time, Tokyo-Mitsubishi Cash One changed its corporate name to DC Cash One Ltd.
8. ACOM made DC Card Co., Ltd. to its equity-method affiliated company by transferring shares from existing shareholder to ACOM.
9. ACOM acquired all shares of MTB Capital Co., Ltd. and made it to ACOM's consolidated subsidiary on March 10, 2005. The corporate name was changed to AC Ventures Co., Ltd on the same day.
10. SIAM A&C CO., LTD. changed its corporate name to EASY BUY Public Company Limited on April 1, 2005.

2. Income and Expenses (Consolidated)

(Millions of yen)

	2004/3	(ACOM)	yoy %	Consolidated / Unconsolidated ratio	2005/3	(ACOM)	yoy	yoy %	Consolidated / Unconsolidated ratio	2006/3 (E)	(ACOM)	yoy	yoy %	Consolidated / Unconsolidated ratio
Operating Income	434,968	(411,799)	-0.6	1.056	433,965	(402,734)	-1,002	-0.2	1.078	440,900	(397,000)	6,959	1.6	1.111
Operating Expenses	314,577	(295,918)	8.1	-	289,604	(262,500)	-24,972	-7.9	-	295,900	(256,200)	6,297	2.2	-
Financial Expenses	26,910	(26,115)	-11.9	-	22,534	(21,591)	-4,375	-16.3	-	22,000	(18,800)	-463	-2.1	-
Provision for Bad Debts	140,505	(135,474)	21.5	-	108,453	(102,462)	-32,052	-22.8	-	104,800	(98,000)	-3,651	-3.4	-
Operating Profit	120,391	(115,880)	-17.9	1.039	144,361	(140,234)	23,970	19.9	1.029	145,000	(140,800)	662	0.5	1.030
Non-operating Income	1,297	(2,086)	-6.0	-	1,454	(2,083)	157	12.2	-	1,700	(1,600)	252	17.4	-
Non-operating Expenses	2,915	(167)	-23.9	-	2,468	(622)	-446	-15.3	-	0	(0)	-2,458	-99.6	-
Income Before Extraordinary Items	118,773	(117,799)	-17.7	1.008	143,347	(141,695)	24,574	20.7	1.012	146,700	(142,400)	3,373	2.4	1.030
Extraordinary Income	3,331	(3,198)	-	-	142	(141)	-3,188	-95.7	-	0	(-)	-133	-93.7	-
Extraordinary Losses	1,771	(7,861)	-82.0	-	3,101	(2,805)	1,329	75.1	-	800	(800)	-2,308	-74.5	-
Income Before Income Taxes	120,332	(113,136)	-10.5	-	140,388	(139,031)	20,055	16.7	-	145,900	(141,600)	5,548	4.0	-
Net Income	70,319	(65,648)	-6.4	1.071	81,533	(83,001)	11,214	15.9	0.982	86,300	(84,700)	4,747	5.8	1.019

3. Operating Income by Segment (Consolidated)

(Millions of yen)

	2003/3	(ACOM)	yoy %	2004/3	(ACOM)	yoy %	2005/3	(ACOM)	yoy	%	2006/3 (E)	(ACOM)	yoy %
Operating Income	437,572	(419,258)	5.5	434,968	(411,799)	-0.6	433,965	(402,734)	-1,002	-0.2	440,900	(397,000)	1.6
Loan Business	398,057	(395,829)	4.6	391,259	(386,219)	-1.7	387,348	(379,250)	-3,910	-1.0	396,300	(374,000)	2.3
Credit Card Business	5,096	(5,011)	35.1	5,876	(5,782)	15.3	6,311	(6,227)	435	7.4	6,900	(6,800)	10.3
Installment Sales Finance Business	25,725	(16,362)	9.0	22,738	(14,002)	-11.6	16,622	(9,456)	-6,116	-26.9	15,000	(6,300)	-9.9
Guarantee Business	1,866	(1,866)	483.8	5,037	(5,037)	169.8	7,627	(7,627)	2,589	51.4	6,400	(9,900)	-16.0
Loan Servicing Business	925	(-)	383.9	2,786	(-)	201.2	8,762	(-)	5,975	214.5	9,300	(-)	6.4
Collection of purchased receivables	436	(-)	192.1	2,088	(-)	377.9	7,757	(-)	5,668	271.5	-	(-)	-
Rental Business	3,629	(-)	-5.8	3,527	(-)	-2.8	3,781	(-)	254	7.2	4,000	(-)	5.6
Others	2,271	(188)	-13.8	3,742	(757)	64.8	3,511	(173)	-230	-6.2	3,000	(0)	-14.6

3-2. Composition Ratio of Operating Income by Segment (Consolidated)

(%)

	2001/3	(ACOM)	2002/3	(ACOM)	2003/3	(ACOM)	2004/3	(ACOM)	2005/3	(ACOM)	2006/3 (E)	(ACOM)
Operating Income	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)	100.0	(100.0)
Loan Business	92.7	(95.0)	91.7	(94.9)	91.0	(94.4)	90.0	(93.8)	89.3	(94.2)	89.9	(94.2)
Credit Card Business	0.6	(0.6)	0.9	(0.9)	1.2	(1.2)	1.3	(1.4)	1.4	(1.5)	1.6	(1.7)
Installment Sales Finance Business	4.7	(3.9)	5.7	(4.1)	5.9	(3.9)	5.2	(3.4)	3.8	(2.4)	3.4	(1.6)
Guarantee Business	-	(-)	0.1	(0.1)	0.4	(0.5)	1.2	(1.2)	1.8	(1.9)	1.4	(2.5)
Loan Servicing Business	-	(-)	-	(-)	0.2	(-)	0.6	(-)	2.0	(-)	2.1	(-)
Rental Business	1.5	(0.5)	0.9	(0.0)	0.8	(-)	0.8	(-)	0.9	(-)	0.9	(-)
Others	0.5	(0.0)	0.7	(0.0)	0.5	(0.0)	0.9	(0.2)	0.8	(0.0)	0.7	(0.0)

4. Receivables Outstanding by Segment (Consolidated)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,720,616	16.4	1,888,413	9.8	1,941,244	2.8	1,857,536	-4.3	1,869,685	12,149	0.7	1,892,200	1.2
Loans Business	1,497,045	11.1	1,618,660	8.1	1,660,256	2.6	1,623,154	-2.2	1,680,184	57,029	3.5	1,712,200	1.9
ACOM CO., LTD.	1,496,237	11.0	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4	1,601,773	-11,025	-0.7	1,601,800	0.0
JCK CREDIT CO., LTD.	808	-	327	-59.5	153	-53.1	66	-56.8	33	-33	-49.8	20	-30.3
SIAM A&C CO., LTD.	-	-	1,495	-	7,212	382.3	10,289	42.7	17,163	6,874	66.8	23,700	38.0
DC Cash One Ltd	-	-	-	-	-	-	-	-	59,246	59,246	-	84,100	42.0
Credit Card Business	19,735	210.3	32,102	62.7	41,850	30.4	46,731	11.7	49,399	2,668	5.7	52,400	6.0
ACOM MasterCard	19,157	210.6	31,388	63.8	41,114	31.0	45,941	11.7	48,833	2,892	6.3	51,900	6.3
JCK CREDIT CO., LTD.	405	-	624	54.1	684	9.6	758	10.8	546	-211	-27.9	500	-11.9
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-	-	-	-
Installment Sales Finance Business	203,834	63.6	237,502	16.5	237,948	0.2	181,567	-23.7	127,378	-54,189	-29.8	108,400	-14.9
ACOM CO., LTD.	150,581	23.5	161,247	7.1	153,203	-5.0	113,934	-25.6	70,014	-43,919	-38.5	52,500	-25.0
JCK CREDIT CO., LTD.	49,112	-	69,996	42.5	77,338	10.5	59,785	-22.7	33,607	-26,178	-43.8	20,100	-40.2
SIAM A&C CO., LTD.	4,140	56.1	6,258	51.1	7,406	18.3	7,847	6.0	23,756	15,908	202.7	35,800	50.8
Loan Servicing Business	-	-	147	-	1,189	706.5	6,082	411.1	12,723	6,641	109.2	19,200	50.9

5. Number of Customer Accounts by Segment (Consolidated)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	2,898,760	8.6	3,058,274	5.5	3,161,304	3.4	3,161,894	0.0	3,406,054	244,160	7.7	3,450,800	1.3
ACOM CO., LTD.	2,893,789	8.4	3,035,706	4.9	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-51,157	-1.7	2,861,000	-1.4
JCK CREDIT CO., LTD.	4,971	-	2,719	-45.3	1,122	-58.7	422	-62.4	167	-255	-60.4	100	-40.1
SIAM A&C CO., LTD.	-	-	19,849	-	127,852	544.1	207,399	62.2	347,003	139,604	67.3	411,000	18.4
DC Cash One Ltd	-	-	-	-	-	-	-	-	150,074	150,074	-	171,200	14.1
Credit Card Business	781,590	93.0	1,016,544	30.1	1,021,131	0.5	1,071,681	5.0	1,197,784	126,103	11.8	1,253,700	4.7
ACOM MasterCard	752,509	97.8	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	1,191,975	127,483	12.0	1,249,000	4.8
JCK CREDIT CO., LTD.	3,238	-	4,952	52.9	6,004	21.2	6,982	16.3	5,609	-1,373	-19.7	4,500	-19.8
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-	-	-	-
Installment Sales Finance	768,882	85.2	905,725	17.8	991,162	9.4	886,110	-10.6	958,768	72,658	8.2	868,000	-9.5
ACOM CO., LTD.	446,217	24.5	486,532	9.0	479,182	-1.5	387,261	-19.2	284,782	-102,479	-26.5	209,000	-26.6
JCK CREDIT CO., LTD.	212,068	-	246,786	16.4	263,202	6.7	222,424	-15.5	148,059	-74,365	-33.4	85,700	-42.1
SIAM A&C CO., LTD.	110,597	95.2	172,407	55.9	248,778	44.3	276,425	11.1	525,927	249,502	90.3	573,300	9.0
Loan Servicing Business	-	-	1,468	-	10,540	618.0	31,851	202.2	137,808	105,957	332.7	-	-

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.Loan Servicing Business: Number of accounts for purchased loans.

6. Income and Expenses (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		**2005/3**			**2006/3(E)**	
		yoy %		yoy %		yoy %		yoy %		**yoy**	**%**		**yoy %**
Operating Income	366,712	7.3	400,818	9.3	419,258	4.6	411,799	-1.8	**402,734**	**-9,064**	**-2.2**	**397,000**	**-1.4**
Interest on Loans Receivable	341,456	7.9	373,235	9.3	388,483	4.1	379,332	-2.4	**372,389**	**-6,943**	**-1.8**	**367,500**	**-1.3**
Operating Expenses	208,205	5.5	231,857	11.4	276,677	19.3	295,918	7.0	**262,500**	**-33,418**	**-11.3**	**256,200**	**-2.4**
Financial Expenses	28,933	-1.1	28,622	-1.1	29,585	3.4	26,115	-11.7	**21,591**	**-4,524**	**-17.3**	**18,800**	**-12.9**
Provision for Bad Debts	51,654	8.8	69,997	35.5	112,108	60.2	135,474	20.8	**102,462**	**-33,012**	**-24.4**	**98,000**	**-4.4**
Other Operating Expenses	127,535	5.9	133,237	4.5	134,878	1.2	133,597	-0.9	**138,289**	**4,691**	**3.5**	**139,400**	**0.8**
Operating Profit	158,507	9.8	168,961	6.6	142,581	-15.6	115,880	-18.7	**140,234**	**24,353**	**21.0**	**140,800**	**0.4**
Non-operating Income	1,670	26.6	2,126	27.3	2,118	-0.4	2,086	-1.5	**2,083**	**-2**	**-0.1**	**1,600**	**-23.2**
Non-operating Expenses	1,115	-62.3	407	-63.5	197	-51.6	167	-15.0	**622**	**454**	**271.2**	**0**	**-99.2**
Income Before Extraordinary Items	159,062	11.4	170,680	7.3	144,502	-15.3	117,799	-18.5	**141,695**	**23,896**	**20.3**	**142,400**	**0.5**
Extraordinary Income	1,561	137.8	1	-99.9	5	202.6	3,198	-	**141**	**-3,057**	**-95.6**	**-**	**-**
Extraordinary Losses	7,708	142.6	6,914	-10.3	9,925	43.5	7,861	-20.8	**2,805**	**-5,056**	**-64.3**	**800**	**-71.5**
Loss on Sales of Fixed Assets	3,854	84.8	5,579	44.8	5,914	6.0	292	-95.0	**29**	**-263**	**-90.0**	**280**	**870.2**
Loss on Revaluation of Investments in Securities	1,340	-	411	-69.3	2,706	557.7	335	-87.6	**353**	**18**	**5.4**	**-**	**-**
Income Before Income Taxes	152,915	9.1	163,767	7.1	134,582	-17.8	113,136	-15.9	**139,031**	**25,894**	**22.9**	**141,600**	**1.8**
Income Taxes, current	74,950	8.6	79,360	5.9	68,070	-14.2	54,160	-20.4	**47,540**	**-6,620**	**-12.2**	**47,300**	**-0.5**
Enterprise Taxes	14,350	8.5	16,960	18.2	14,570	-14.1	11,760	-19.3	**8,240**	**-3,520**	**-29.9**	**-**	**-**
Income Taxes, deferred	-2,791	-2.2	-10,370	271.4	-10,977	5.9	-6,671	-39.2	**8,490**	**15,161**	**-227.3**	**9,600**	**13.1**
Net Income	80,757	9.1	94,777	17.4	77,489	-18.2	65,648	-15.3	**83,001**	**17,353**	**26.4**	**84,700**	**2.0**

7. Operating Income by Category (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	366,712	7.3	400,818	9.3	419,258	4.6	411,799	-1.8	**402,734**	**-9,064**	**-2.2**	**397,000**	**-1.4**
Interest on Loans Receivable	341,456	7.9	373,235	9.3	388,483	4.1	379,332	-2.4	**372,389**	**-6,943**	**-1.8**	**367,500**	**-1.3**
Unsecured Loans	333,349	8.2	365,091	9.5	380,090	4.1	370,985	-2.4	**364,991**	**-5,993**	**-1.6**	**360,800**	**-1.1**
Consumers	332,936	8.2	364,814	9.6	379,923	4.1	370,894	-2.4	**364,944**	**-5,950**	**-1.6**	**360,770**	**-1.1**
Commercials	413	-18.7	277	-32.9	167	-39.7	90	-45.7	**47**	**-43**	**-47.7**	**30**	**-30.9**
Secured Loans	8,106	-2.2	8,143	0.5	8,393	3.1	8,347	-0.5	**7,397**	**-949**	**-11.4**	**6,700**	**-9.6**
Fees from Credit Card Business	2,323	414.8	3,692	58.9	4,986	35.0	5,714	14.6	**6,113**	**399**	**7.0**	**6,500**	**7.5**
ACOM MasterCard	2,298	436.1	3,676	59.9	4,952	34.7	5,647	14.0	**6,111**	**463**	**8.2**	**6,500**	**6.8**
Fees from Installment Sales Financing	14,287	28.3	16,278	13.9	16,166	-0.7	13,799	-14.6	**9,255**	**-4,543**	**-32.9**	**6,100**	**-34.1**
Fees from Credit Guarantees	-	-	319	-	1,866	483.8	5,035	169.7	**7,599**	**2,564**	**50.9**	**9,800**	**28.9**
Rental Income	1,591	-75.1	-	-	-	-	-	-	-	-	-	-	-
Audio-Visual Software	1,591	-47.1	-	-	-	-	-	-	-	-	-	-	-
Hardware	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-
Sales	103	-67.7	-	-	105	-	735	600.0	**158**	**-577**	**-78.5**	-	-
Others	6,950	-0.3	7,292	4.9	7,651	4.9	7,181	-6.1	**7,218**	**36**	**0.5**	**7,100**	**-1.6**
Collection of Bad Debts Deducted	6,508	6.1	6,938	6.6	6,430	-7.3	6,083	-5.4	**6,103**	**19**	**0.3**	**6,300**	**3.2**

7-2. Composition Ratio of Operating Income by Category (ACOM)

(%)

	2001/3	2002/3	2003/3	2004/3	**2005/3**	**2006/3(E)**
Operating Income	100.0	100.0	100.0	100.0	**100.0**	**100.0**
Interest on Loans Receivable	93.1	93.1	92.7	92.1	**92.5**	**92.6**
Fees from Credit Card Business	0.6	0.9	1.2	1.4	**1.5**	**1.6**
Fees from Installment Sales Financing	3.9	4.1	3.9	3.4	**2.3**	**1.5**
Fees from Credit Guarantees	-	0.1	0.4	1.2	**1.9**	**2.5**
Rental Income	0.5	-	-	-	-	-
Sales	0.0	-	0.0	0.2	**0.0**	-
Others	1.9	1.8	1.8	1.7	**1.8**	**1.8**

8. Operating Expenses (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Expenses	208,205	5.5	231,857	11.4	276,677	19.3	295,918	7.0	262,500	-33,418	-11.3	256,200	-2.4
Financial Expenses	28,933	-1.1	28,622	-1.1	29,585	3.4	26,115	-11.7	21,591	-4,524	-17.3	18,800	-12.9
Cost of Sales	81	-67.1	-	-	104	-	731	596.7	157	-573	-78.5	-	-
Provision for Bad Debts	51,654	8.8	69,997	35.5	112,108	60.2	135,474	20.8	102,462	-33,012	-24.4	98,000	-4.4
Bad Debt Write-offs	44,392	18.5	54,251	22.2	81,608	50.4	112,598	38.0	108,446	-4,151	-3.7	105,400	-2.8
Additional Allowance for Bad Debts	7,261	-27.4	15,733	116.7	30,039	90.9	21,485	-28.5	-6,998	-28,484	-132.6	-8,400	-20.0
Additional Allowance for Loss on Debt Guarantees	-	-	12	-	461	-	1,391	201.7	1,015	-376	-27.0	1,000	-1.5
Other Operating Expenses	127,535	5.9	133,237	4.5	134,878	1.2	133,597	-0.9	138,289	4,691	3.5	139,400	0.8
Personnel Costs	34,125	-3.1	35,782	4.9	36,869	3.0	37,235	1.0	36,116	-1,118	-3.0	35,100	-2.8
Advertising and Promotional Expenses	20,216	28.8	19,304	-4.5	15,853	-17.9	13,989	-11.8	16,025	2,035	14.5	16,300	1.7
Administrative Expenses	15,242	-3.3	15,487	1.6	15,851	2.4	15,191	-4.2	14,583	-607	-4.0	15,600	7.0
Expenses for Computer Operation and Development	20,070	7.8	23,336	16.3	23,311	-0.1	21,296	-8.6	20,923	-373	-1.8	20,900	-0.1
Fees	9,761	2.6	11,241	15.2	12,119	7.8	13,635	12.5	16,074	2,438	17.9	15,900	-1.0
Insurance Expenses	6,578	13.9	6,247	-5.0	8,782	40.6	9,347	6.4	9,020	-326	-3.5	7,200	-19.7
Depreciation Expenses	4,211	-11.2	3,829	-9.1	3,428	-10.5	2,950	-14.0	2,560	-389	-13.2	2,600	1.5
Taxes and Other Public Charges	6,568	14.5	6,851	4.3	6,625	-3.3	6,161	-7.0	6,253	92	1.5	6,300	1.1
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	-	-	-	-	970	970	-	1,100	12.8
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	-	1,000	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	10,759	14.7	11,156	3.7	12,036	7.9	13,788	14.6	15,761	1,972	14.3	17,400	9.9

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		2005/3		2006/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Operating Expenses	56.8	-1.0	57.8	1.0	66.0	8.2	71.9	5.9	65.2	-6.7	64.5	-0.7
Financial Expenses	7.9	-0.7	7.1	-0.8	7.1	0.0	6.3	-0.8	5.4	-0.9	4.7	-0.7
Cost of Sales	0.0	-0.1	-	-	0.0	0.0	0.2	0.2	0.0	-0.2	-	-
Provision for Bad Debts	14.1	0.2	17.5	3.4	26.7	9.2	32.9	6.2	25.5	-7.4	24.7	-0.8
Bad Debt Write-offs	12.1	1.1	13.6	1.5	19.5	5.9	27.4	7.9	26.9	-0.5	26.5	-0.4
Additional Allowance for Bad Debts	2.0	-0.9	3.9	1.9	7.1	3.2	5.2	-1.9	-1.7	-6.9	-2.1	-0.4
Additional Allowance for Loss on Debt Guarantees	-	-	0.0	0.0	0.1	0.1	0.3	0.2	0.3	0.0	0.3	0.0
Other Operating Expenses	34.8	-0.4	33.2	-1.6	32.2	-1.0	32.5	0.3	34.3	1.8	35.1	0.8
Personnel Costs	9.3	-1.0	8.9	-0.4	8.8	-0.1	9.0	0.2	9.0	0.0	8.8	-0.2
Advertising and Promotional Expenses	5.5	0.9	4.8	-0.7	3.8	-1.0	3.4	-0.4	4.0	0.6	4.1	0.1
Administrative Expenses	4.2	-0.4	3.9	-0.3	3.8	-0.1	3.7	-0.1	3.6	-0.1	3.9	0.3
Expenses for Computer Operation and Development	5.5	0.1	5.8	0.3	5.5	-0.3	5.2	-0.3	5.2	0.0	5.3	0.1
Fees	2.7	-0.1	2.8	0.1	2.9	0.1	3.3	0.4	4.0	0.7	4.0	0.0
Insurance Expenses	1.8	0.1	1.6	-0.2	2.1	0.5	2.3	0.2	2.2	-0.1	1.8	-0.4
Depreciation Expenses	1.1	-0.3	0.9	-0.2	0.8	-0.1	0.7	-0.1	0.6	-0.1	0.7	0.1
Taxes and Other Public Charges	1.8	0.1	1.7	-0.1	1.6	-0.1	1.5	-0.1	1.6	0.1	1.6	0.0
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	-	-	-	-	0.2	0.2	0.3	0.1
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	0.3	0.3
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Others	2.9	0.2	2.8	-0.1	2.9	0.1	3.4	0.5	3.9	0.5	4.4	0.5

Note: Ratio of operating expenses to operating income = Operating expenses／Operating income

9. Receivables Outstanding (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
eceivables Outstanding (Millions of yen)	1,666,149	12.9	1,809,564	8.6	1,847,259	2.1	1,772,706	-4.0	**1,720,641**	**-52,065**	**-2.9**	**1,706,200**	**-0.8**
Loans Business	1,496,237	11.0	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4	**1,601,773**	**-11,025**	**-0.7**	**1,601,800**	**0.0**
Unsecured Loans	1,428,196	12.1	1,548,894	8.5	1,582,751	2.2	1,548,616	-2.2	**1,545,493**	**-3,123**	**-0.2**	**1,548,100**	**0.2**
Consumers	1,426,696	12.2	1,547,850	8.5	1,582,125	2.2	1,548,274	-2.1	**1,545,295**	**-2,978**	**-0.2**	**1,547,900**	**0.2**
Commercials	1,499	-26.3	1,043	-30.4	625	-40.1	341	-45.4	**197**	**-144**	**-42.3**	**200**	**1.4**
Secured Loans	68,041	-7.9	67,942	-0.1	70,139	3.2	64,183	-8.5	**56,280**	**-7,902**	**-12.3**	**53,700**	**-4.6**
Real Estate Card Loan	49,663	9.3	53,509	7.7	56,852	6.2	52,781	-7.2	**47,135**	**-5,646**	**-10.7**	**-**	**-**
Credit Card Business	19,330	204.0	31,478	62.8	41,166	30.8	45,973	11.7	**48,853**	**2,880**	**6.3**	**51,900**	**6.2**
ACOM MasterCard	19,157	210.6	31,388	63.8	41,114	31.0	45,941	11.7	**48,833**	**2,892**	**6.3**	**51,900**	**6.3**
Installment Sales Finance Business	150,581	23.5	161,247	7.1	153,203	-5.0	113,934	-25.6	**70,014**	**-43,919**	**-38.5**	**52,500**	**-25.0**
verage Balance of Unsecured Loans for	496	3.5	512	3.2	524	2.3	527	0.6	**535**	**8**	**1.5**	**543**	**1.5**
onsumers per Account (Thousands of yen)	(513)	(7.1)	(541)	(5.5)									

uaranteed loans receivable	-	-	9,539	-	57,926	-	100,971	74.3	**137,261**	**36,289**	**35.9**	**177,200**	**29.1**

ote: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

0. Number of Customer Accounts (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
oan Business	2,893,789	8.4	3,035,706	4.9	3,032,330	-0.1	2,954,073	-2.6	**2,902,916**	**-51,157**	**-1.7**	**2,861,000**	**-1.4**
	(2,796,743)	(4.8)	(2,873,888)	(2.8)									
Unsecured Loans	2,880,304	8.5	3,021,780	4.9	3,017,837	-0.1	2,940,345	-2.6	**2,890,353**	**-49,992**	**-1.7**	**2,849,400**	**-1.4**
	(2,783,290)	(4.8)	(2,860,021)	(2.8)									
Consumers	2,879,293	8.5	3,020,908	4.9	3,017,176	-0.1	2,939,945	-2.6	**2,890,120**	**-49,825**	**-1.7**	**2,849,200**	**-1.4**
	(2,782,279)	(4.8)	(2,859,149)	(2.8)									
Commercials	1,011	-12.2	872	-13.7	661	-24.2	400	-39.5	**233**	**-167**	**-41.8**	**200**	**-14.2**
Secured Loans	13,485	2.1	13,926	3.3	14,493	4.1	13,728	-5.3	**12,563**	**-1,165**	**-8.5**	**11,600**	**-7.7**
redit Card Business	778,352	92.2	1,011,592	30.0	1,015,127	0.3	1,064,699	4.9	**1,192,175**	**127,476**	**12.0**	**1,249,200**	**4.8**
ACOM MasterCard	752,509	97.8	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	**1,191,975**	**127,483**	**12.0**	**1,249,000**	**4.8**
stallment Sales Finance	446,217	24.5	486,532	9.0	479,182	-1.5	387,261	-19.2	**284,782**	**-102,479**	**-26.5**	**209,000**	**-26.6**

otes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

rend in Actual Results and Estimates (Non-Consolidated)

1. Number of New Loan Customers (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
umber of New Loan Customers	443,100	3.6	443,538	0.1	408,146	-8.0	359,311	-12.0	**340,033**	**-19,278**	**-5.4**	**360,500**	**6.0**
Unsecured Loans	442,110	3.4	442,184	0.0	406,693	-8.0	358,570	-11.8	**339,567**	**-19,003**	**-5.3**	**360,000**	**6.0**
Consumers	442,092	3.5	442,165	0.0	406,685	-8.0	358,570	-11.8	**339,567**	**-19,003**	**-5.3**	**360,000**	**6.0**
Commercials	18	-18.2	19	5.6	8	-57.9	0	-100.0	**0**	**-**	**-**	**0**	**-**
Secured Loans	990	90.8	1,354	36.8	1,453	7.3	741	-49.0	**466**	**-275**	**-37.1**	**500**	**7.3**

2. Number of Loan Business Outlets (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
umber of Loan Business Outlets	1,741	106	1,761	20	1,716	-45	1,699	-17	**1,785**	**86**	**5.1**	**2,008**	**223**
Staffed	521	9	521	0	468	-53	381	-87	**324**	**-57**	**-15.0**	**279**	**-45**
Unstaffed	1,220	97	1,240	20	1,248	8	1,318	70	**1,461**	**143**	**10.8**	**1,729**	**268**
QUIK MUJIN Machine	-	-	-	-	-	-	-	-	**38**	**38**	**-**	**209**	**171**

3. MUJINKUN (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
umber of MUJINKUN Outlets	1,733	110	1,749	16	1,705	-44	1,691	-14	**1,744**	**53**	**3.1**	**1,796**	**52**
Number of MUJINKUN Machine	1,735	110	1,751	16	1,706	-45	1,692	-14	**1,745**	**53**	**3.1**	**1,797**	**52**

4. Cash Dispensers and ATMs (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
umber of Cash Dispensers and ATMs	30,819	12,341	49,777	18,958	69,215	19,438	76,282	7,067	**81,736**	**5,454**	**7.1**	**-**	**-**
Proprietary	2,053	109	2,068	15	2,026	-42	1,961	-65	**1,891**	**-70**	**-3.6**	**1,943**	**52**
Open 365 Days/Year	2,046	109	2,059	13	2,020	-39	1,957	-63	**1,888**	**-69**	**-3.5**	**-**	**-**
Open 24 Hours/Day	1,755	122	1,773	18	1,749	-24	1,705	-44	**1,662**	**-43**	**-2.5**	**-**	**-**
Tie-up	28,766	12,232	47,709	18,943	67,189	19,480	74,321	7,132	**79,845**	**5,524**	**7.4**	**-**	**-**
hers	7,611	7,611	7,611	0	7,621	10	8,424	803	**8,684**	**260**	**3.1**	**-**	**-**

:e: "Others" indicates receipt of payment by convenience stores under an agency agreement.

5. Employees (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
mber of Employees	4,321	7	4,366	45	4,405	39	4,238	-167	**4,096**	**-142**	**-3.4**	**3,953**	**-143**
Head Office	653	-5	756	103	869	113	932	63	**925**	**-7**	**-0.8**	**941**	**16**
Credit Supervision related	219	35	241	22	302	61	345	43	**336**	**-9**	**-2.6**	**348**	**12**
Financial Service Business Division	3,668	116	3,610	-58	3,536	-74	3,306	-230	**3,171**	**-135**	**-4.1**	**3,012**	**-159**
Contact Center	-	-	335	335	1,059	724	943	-116	**887**	**-56**	**-5.9**	**-**	**-**
Credit Card/ Installment Business Dept.	216	16	231	15	228	-3	346	118	**317**	**-29**	**-8.4**	**262**	**-55**
Guarantee Business Dept.	-	-	-	-	-	-	-	-	**48**	**48**	**-**	**56**	**8**

*1: The number of employees as of March 2002 is adjusted based on new organization as of April 2002.
*2: The number of employees as of March 2003 is adjusted according to organizational change in June 2003.

6. Average Loan yield (ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		2005/3		2006/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
verage yield	24.08	-0.78	23.80	-0.28	23.47	-0.33	23.23	-0.24	23.13	-0.10	22.93	-0.20
Unsecured Loans	24.75	-0.95	24.32	-0.43	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23
Consumers	24.76	-0.94	24.32	-0.44	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23
Commercials	22.88	-1.20	21.59	-1.29	20.04	-1.55	18.96	-1.08	17.12	-1.84	16.49	-0.63
Secured Loans	11.33	0.13	12.13	0.80	12.15	0.02	12.16	0.01	12.27	0.11	12.13	-0.14

te : Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

7. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

(Millions of yen)

fective Annual terrest Rate	2001/3				2002/3				2003/3				2004/3				2005/3				2006/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
ans Receivable utstanding	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	-	-	1,547,900	100.0
28.470% and Higher	222,747	7.7	82,965	5.8	167,997	5.6	62,372	4.0	129,643	4.3	49,475	3.1	100,931	3.4	39,701	2.5	78,365	2.7	31,483	2.1	-	-	23,700	1.5
27.375%	1,541,140	53.5	554,181	38.8	1,665,353	55.1	597,408	38.6	1,747,741	57.9	639,356	40.4	1,759,830	59.9	642,084	41.5	1,757,575	60.8	652,293	42.2	-	-	655,200	42.3
25.000% - 26.500%	641,763	22.3	332,986	23.3	644,128	21.3	349,436	22.6	595,372	19.7	345,529	21.9	545,094	18.5	338,972	21.9	524,539	18.2	343,838	22.3	-	-	336,900	21.8
20.000% - 24.820%	330,606	11.4	282,329	19.9	376,548	12.5	332,221	21.5	360,906	12.0	332,760	21.0	321,498	10.9	312,491	20.2	301,330	10.4	304,686	19.7	-	-	304,600	19.7
18.250% - 19.000%	37,623	1.3	71,366	5.0	49,736	1.7	93,180	6.0	51,353	1.7	96,294	6.1	46,184	1.6	87,939	5.7	41,830	1.5	79,546	5.1	-	-	79,600	5.1
15.000% - 18.000%	52,370	1.9	90,123	6.3	58,501	1.9	98,799	6.4	57,918	1.9	99,223	6.3	52,657	1.8	92,256	6.0	52,927	1.8	91,183	5.9	-	-	91,300	5.9
Less than 15.000%	53,044	1.9	12,744	0.9	58,645	1.9	14,431	0.9	74,243	2.5	19,485	1.2	113,751	3.9	34,827	2.2	133,554	4.6	42,263	2.7	-	-	56,600	3.7

3. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

assified Receivable utstanding housands of yen)	2001/3				2002/3				2003/3				2004/3				2005/3				2006/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≦100	372,972	13.0	19,576	1.4	438,426	14.5	20,039	1.3	446,625	14.8	20,603	1.3	440,892	15.0	20,278	1.3	433,121	15.0	19,936	1.3	-	-	19,500	1.3
100< ≦300	570,692	19.8	129,995	9.1	558,095	18.5	127,094	8.2	550,290	18.2	125,037	7.9	557,345	18.9	124,248	8.0	521,911	18.1	116,143	7.5	-	-	112,400	7.3
300< ≦500	1,385,383	48.1	637,882	44.7	1,396,722	46.2	643,286	41.6	1,367,116	45.4	631,290	39.9	1,298,519	44.2	599,785	38.7	1,295,695	44.8	599,363	38.8	-	-	600,700	38.8
500< ≦1,000	386,856	13.4	338,669	23.7	387,674	12.9	333,173	21.5	380,548	12.6	326,476	20.6	359,923	12.3	307,933	20.0	346,243	12.0	295,102	19.1	-	-	289,800	18.7
1,000<	163,390	5.7	300,571	21.1	239,991	7.9	424,257	27.4	272,597	9.0	478,716	30.3	283,266	9.6	496,029	32.0	293,150	10.1	514,749	33.3	-	-	525,500	33.9
Total	2,879,293	100.0	1,426,696	100.0	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	-	-	1,547,900	100.0

8. Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen, %)

nual Income (Millions of yen)	2001/3			2002/3			2003/3			2004/3			2005/3		
	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	**Number of Accounts**	**C.R. (%)**	**Initial Average Lending Amount**
≦2	89,006	20.1	134	101,134	22.9	133	96,455	23.7	136	86,242	24.1	123	**83,370**	**24.5**	**134**
2< ≦5	281,654	63.7	160	276,288	62.5	158	255,555	62.9	161	227,416	63.4	151	**214,180**	**63.1**	**158**
5< ≦7	46,232	10.5	211	42,720	9.6	204	36,465	8.9	204	30,252	8.4	193	**28,065**	**8.3**	**199**
7< ≦10	20,531	4.7	237	18,054	4.1	227	15,014	3.7	225	12,214	3.4	217	**11,712**	**3.4**	**230**
10<	4,669	1.0	255	3,969	0.9	246	3,196	0.8	239	2,446	0.7	229	**2,240**	**0.7**	**247**
Total	442,092	100.0	165	442,165	100.0	161	406,685	100.0	162	358,570	100.0	151	**339,567**	**100.0**	**158**

0. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		2005/3	
	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	**Exsisting Accounts (%)**	**Write-offs Account (%)**
Under 29	27.2	22.1	26.3	22.9	25.3	21.8	24.2	21.6	**23.1**	**21.6**
Age 30 - 39	27.4	26.8	28.1	27.3	28.7	28.0	29.3	28.5	**29.5**	**28.7**
Age 40 - 49	21.2	22.4	20.7	21.7	20.5	21.7	20.5	21.5	**20.7**	**21.3**
Age 50 - 59	17.4	19.8	17.7	19.6	17.9	19.7	18.0	19.3	**18.3**	**19.0**
Over 60	6.8	8.9	7.2	8.5	7.6	8.8	8.0	9.1	**8.4**	**9.4**
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	**100.0**	**100.0**

. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		2005/3	
	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	Exsisting Accounts (%)	Write-offs Account (%)	**Exsisting Accounts (%)**	**Write-offs Account (%)**
Male (%)	73.2	70.7	73.3	70.0	73.3	69.2	73.4	69.0	**73.5**	**69.5**
Female (%)	26.8	29.3	26.7	30.0	26.7	30.8	26.6	31.0	**26.5**	**30.5**

22. Bad Debt Write-offs (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Bad Debt Write-offs (Millions of yen)	44,392	18.5	54,251	22.2	81,608	50.4	112,598	38.0	**108,446**	**-4,151**	**-3.7**	**105,400**	**-2.8**
Loans Receivable	42,847	16.6	51,003	19.0	75,428	47.9	103,093	36.7	**97,166**	**-5,927**	**-5.7**	**92,400**	**-4.9**
Unsecured Loans	39,839	10.8	49,713	24.8	75,039	50.9	100,781	34.3	**96,415**	**-4,365**	**-4.3**	**91,700**	**-4.9**
Secured Loans	3,007	284.9	1,290	-57.1	388	-69.9	2,312	494.8	**750**	**-1,561**	**-67.5**	**700**	**-2.4**
ACOM MasterCard	511	-	1,767	245.8	3,344	89.2	4,745	41.9	**4,394**	**-350**	**-7.4**	**4,500**	**2.6**
Installment Sales Finance	1,018	49.2	1,475	44.9	2,457	66.6	2,890	17.6	**3,095**	**205**	**7.1**	**3,100**	**0.5**
Guarantee	-	-	12	-	306	-	1,860	506.1	**3,785**	**1,925**	**103.5**	**5,400**	**42.2**
Average Bad Debt Write-off Amounts per Account for Unsecured Loans (Thousands of yen)	319	-1.5	332	4.1	363	9.3	395	8.8	**408**	**13**	**3.3**	**-**	**-**
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	496	-	512	-	524	-	527	0.6	**535**	**8**	**1.5**	**543**	**1.5**

[Ratio of Bad Debt Write-offs]

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
Loans Receivable (%)	2.86	(0.14)	3.15	(0.29)	4.56	(1.41)	6.38	(1.82)	**6.05**	**(-0.33)**	**-**	**5.75**	**(-0.30)**
Unsecured Loans	2.79	(-0.03)	3.21	(0.42)	4.74	(1.53)	6.50	(1.76)	**6.23**	**(-0.27)**	**-**	**5.91**	**(-0.32)**
Secured Loans	4.35	(3.31)	1.84	(-2.51)	0.54	(-1.30)	3.55	(3.01)	**1.31**	**(-2.24)**	**-**	**1.34**	**(0.03)**
ACOM MasterCard	2.67	(2.35)	5.63	(2.96)	8.13	(2.50)	10.32	(2.19)	**8.98**	**(-1.34)**	**-**	**8.67**	**(-0.31)**
Installment Sales Finance	0.68	(0.11)	0.91	(0.23)	1.60	(0.69)	2.54	(0.94)	**4.39**	**(1.85)**	**-**	**5.86**	**(1.47)**
Guarantee	-	-	0.13	-	0.52	(0.39)	1.80	(1.28)	**2.68**	**(0.88)**	**-**	**2.94**	**(0.26)**

Note:1. Ratio of bad debt write-offs
Loan Business = Bad Debt Write-off of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-off of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-off of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt write-off of Gurantee / (Guranteed Loan Receivables plus Payments in Subrogation)
Note:2. Figures in brackets indicate year-on-year change in percentage points.

22-2. Unserured Loans Write-offs by Reasons (ACOM)

	2001/3		2002/3		2003/3		2004/3		2005/3	
Based on Receivables Outstanding		C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)
Amount of Bad Debt Write-offs (Millions of yen)	39,839	100.0	49,713	100.0	75,039	100.0	100,781	100.0	**96,415**	**100.0**
Personal Bankruptcy	15,376	38.6	20,238	40.7	30,492	40.6	35,672	35.4	**27,464**	**28.5**
Failure to Locate Borrowers	2,519	6.3	2,704	5.4	3,153	4.2	3,307	3.3	**3,012**	**3.1**
Borrowers' Inability of Making Repayments, etc.	16,579	41.6	18,332	36.9	26,726	35.7	38,708	38.4	**40,639**	**42.2**
ACOM's Voluntary Waiver of Repayments	5,365	13.5	8,439	17.0	14,668	19.5	23,093	22.9	**25,298**	**26.2**

3. Bad Debts (ACOM)

(Millions of yen)

	2001/3	%	2002/3	%	2003/3	%	2004/3	%	**2005/3**	**%**
tal Amount of Bad Debts	34,596	2.31	43,691	2.70	60,491	3.65	79,754	4.93	**81,210**	**5.06**
Loans to Borrowers in Bankruptcy or Under Reorganization	3,650	0.24	7,204	0.45	9,227	0.56	9,280	0.57	**8,377**	**0.52**
Applications for Bankruptcy are Proceeded	2,549	0.17	3,292	0.20	3,540	0.21	2,951	0.18	**2,026**	**0.13**
Applications for The Civil Rehabilitation are proceeded	-	-	1,659	0.10	2,853	0.17	3,633	0.22	**3,176**	**0.20**
Applications for The Civil Rehabilitation are determined	-	-	131	0.01	815	0.05	1,775	0.11	**2,328**	**0.15**
Loans in Arrears	16,866	1.13	20,972	1.30	31,128	1.88	36,632	2.27	**35,310**	**2.20**
Loans Past Due for Three Months or More	518	0.03	497	0.03	1,036	0.06	1,638	0.10	**1,345**	**0.08**
Restructured Loans	13,561	0.91	15,016	0.93	19,099	1.15	32,204	1.99	**36,177**	**2.25**

3-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2001/3	%	2002/3	%	2003/3	%	2004/3	%	**2005/3**	**%**
1days ≦ < 3 months	10,703	0.71	13,605	0.84	18,971	1.15	19,475	1.21	**17,239**	**1.07**
31days ≦ < 3 months	6,269	0.42	7,468	0.46	9,761	0.59	11,076	0.69	**9,902**	**0.62**
11days ≦ < 31 days	4,434	0.30	6,136	0.38	9,210	0.56	8,399	0.52	**7,337**	**0.46**

4. Allowance for Bad Debts (ACOM)

	2001/3	yoy %	2002/3	yoy %	2003/3	yoy %	2004/3	yoy %	**2005/3**	**yoy %**	**2006/3(E)**	yoy %
lowance for Bad Debts (Millions of yen)	61,900	14.0	77,700	25.5	107,700	38.6	129,400	20.1	**122,400**	**-5.4**	**114,000**	**-6.9**
Ratio of Allowance for Bad Debts	3.78	-	4.36	-	5.91	-	7.37	-	**7.15**	**-**	**6.71**	**-**
General Allowance for Bad Debts	-	-	-	-	67,127	-	82,898	-	**76,870**	**-**	**69,100**	**-**
Unsecured Consumer Loans	-	-	-	-	59,980	-	74,888	-	**69,348**	**-**	**62,000**	**-**
Specific Allowance for Bad Debts	-	-	-	-	40,184	-	44,929	-	**43,657**	**-**	**42,900**	**-**
lditional Allowance for Bad Debts	7,600	-24.0	15,800	107.9	30,000	89.9	21,700	-27.7	**-7,000**	**-132.3**	**-8,400**	**-20.0**
owance for Loss on Debt Guarantees	-	-	12	-	474	-	1,865	293.5	**2,880**	**54.4**	**3,880**	**34.7**
Additional Allowance	-	-	12	-	461	-	1,391	201.7	**1,015**	**-27.0**	**1,000**	**-1.5**

e:
io of allowance for bad debts = Allowance for bad debts / Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance) ×100

25. Funds Procurement (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)		
		C.R.(%)		C.R.(%)		C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
Borrowings	1,283,167	100.0	1,417,966	100.0	1,384,848	100.0	1,260,090	100.0	**1,028,722**	**-18.4**	**100.0**	**947,500**	**-7.9**	**100.0**
Indirect	971,367	75.7	1,035,186	73.0	1,053,068	76.0	951,210	75.5	**719,842**	**-24.3**	**70.0**	**636,600**	**-11.6**	**67.2**
City Banks	28,798	2.3	37,017	2.6	35,065	2.5	35,386	2.8	**21,430**	**-39.4**	**2.1**	-	-	-
Regional Banks	47,576	3.7	56,634	4.0	58,300	4.2	51,147	4.1	**32,791**	**-35.9**	**3.2**	-	-	-
Long-term Credit Banks	67,638	5.3	85,608	6.0	93,880	6.8	76,968	6.1	**53,979**	**-29.9**	**5.2**	-	-	-
Trust Banks	457,598	35.7	433,001	30.5	409,257	29.6	403,081	32.0	**337,951**	**-16.2**	**32.9**	-	-	-
Foreign Banks	17,000	1.3	46,000	3.3	63,000	4.5	37,500	3.0	**6,500**	**-82.7**	**0.6**	-	-	-
Life Insurance Companies	270,883	21.1	268,215	18.9	263,779	19.0	245,773	19.5	**189,090**	**-23.1**	**18.4**	-	-	-
Non-Life Insurance Companies	55,711	4.3	51,434	3.6	50,043	3.6	44,723	3.5	**29,439**	**-34.2**	**2.9**	-	-	-
Others	26,163	2.0	57,277	4.1	79,744	5.8	56,632	4.5	**48,662**	**-14.1**	**4.7**	-	-	-
Direct	311,800	24.3	382,780	27.0	331,780	24.0	308,880	24.5	**308,880**	-	**30.0**	**310,900**	**0.7**	**32.8**
Straight Bonds	245,000	19.1	295,000	20.8	295,000	21.3	285,000	22.6	**265,000**	**-7.0**	**25.8**	-	-	-
Convertible Bonds	50,000	3.9	50,000	3.5	-	0.0	-	-	-	-	-	-	-	-
Commercial Paper	12,000	0.9	10,000	0.7	10,000	0.7	-	-	**20,000**	-	**1.9**	-	-	-
Securitization of Installment Sales Finance Receivable	4,800	0.4	3,900	0.3	2,900	0.2	-	-	-	-	-	-	-	-
Others	-	-	23,880	1.7	23,880	1.7	23,880	1.9	**23,880**	-	**2.3**	-	-	-
Short-term	19,188	1.5	13,562	1.0	16,400	1.2	11,500	0.9	**22,500**	**95.7**	**2.2**	**52,500**	**133.3**	**5.5**
Long-term	1,263,980	98.5	1,404,403	99.0	1,368,448	98.8	1,248,590	99.1	**1,006,222**	**-19.4**	**97.8**	**895,000**	**-11.1**	**94.5**
Fixed	978,647	76.3	1,154,619	81.4	1,171,837	84.6	1,093,395	86.8	**900,468**	**-17.6**	**87.5**	**805,400**	**-10.6**	**85.0**
Interest Rate Swaps (Notional)	88,577	6.9	96,648	6.8	142,310	10.3	188,321	14.9	**161,712**	**-14.1**	**15.7**	-	-	-
Interest Cap (Notional)	110,000	8.6	117,000	8.3	117,000	8.4	82,000	6.5	**82,000**	-	**8.0**	-	-	-
Average Interest Rate on Funds Procured During the Year	2.37	-	2.13	-	2.10	-	1.96	-	**1.92**	-	-	**1.97**	-	-
Average Nominal Interest Rate on Funds Procured During the Year	2.17	-	1.88	-	1.85	-	1.67	-	**1.61**	-	-	**1.63**	-	-
Floating Interest Rate	2.20	-	1.77	-	1.89	-	1.55	-	**1.66**	-	-	**1.47**	-	-
Fixed Interest Rate	2.38	-	2.21	-	2.14	-	2.04	-	**1.96**	-	-	**2.05**	-	-
Short-term	1.21	-	1.07	-	0.56	-	0.64	-	**0.80**	-	-	**0.48**	-	-
Long-term	2.43	-	2.19	-	2.11	-	1.96	-	**1.92**	-	-	**2.02**	-	-
Direct	1.76	-	1.88	-	1.86	-	1.82	-	**1.80**	-	-	**1.70**	-	-
Indirect	2.52	-	2.21	-	2.18	-	2.00	-	**1.97**	-	-	**2.11**	-	-
Term Average of Long-term Prime Rate	2.17	-	1.80	-	1.79	-	1.58	-	**1.69**	-	-	-	-	-

Notes: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

26. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
umber of Cardholders	752,509	97.8	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	**1,191,975**	**127,483**	**12.0**	**1,249,000**	**4.8**
Tie-up Card	6,114	-	31,194	410.2	113,249	263.0	269,959	138.4	**510,772**	**240,813**	**89.2**	-	-
umber of Accounts with Shopping Receivables	115,612	184.4	215,733	86.6	287,999	33.5	336,008	16.7	**304,233**	**-31,775**	**-9.5**	-	-
ard Shopping Receivables	19,157	210.6	31,388	63.8	41,114	31.0	45,941	11.7	**48,833**	**2,892**	**6.3**	**51,900**	**6.3**
Revolving Receivables	16,123	300.6	27,731	72.0	36,885	33.0	41,404	12.2	**43,774**	**2,370**	**5.7**	-	-
perating Income	2,298	436.1	3,676	59.9	4,952	34.7	5,647	14.0	**6,111**	**463**	**8.2**	**6,500**	**6.8**
umber of Card Issuance Machines	773	-	1,200	-	1,180	-	1,185	-	**1,197**	**12**	-	-	-
MUJINKUN	582	-	894	-	877	-	897	-	**935**	**38**	-	-	-
Loan Business Outlets	191	-	306	-	303	-	288	-	**262**	**-26**	-	-	-

7. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
umber of Customer Accounts	446,217	24.5	486,532	9.0	479,182	-1.5	387,261	-19.2	**284,782**	**-102,479**	**-26.5**	**209,000**	**-26.6**
stallment Receivables	150,581	23.5	161,247	7.1	153,203	-5.0	113,934	-25.6	**70,014**	**-43,919**	**-38.5**	**52,500**	**-25.0**
djusted Receivables	124,046	23.7	133,409	7.5	127,820	-4.2	96,764	-24.3	**60,971**	**-35,792**	**-37.0**	**46,400**	**-23.8**
perating Income	14,287	28.3	16,278	13.9	16,166	-0.7	13,799	-14.6	**9,255**	**-4,543**	**-32.9**	**6,100**	**-34.1**
atio of Bad Debt Write-offs	0.68	-	0.91	-	1.60	-	2.54	-	**4.39**	**1.85**	-	**5.86**	-
umber of Merchant Venders	5,337	-	5,784	-	6,066	-	6,225	-	**6,353**	**128**	-	-	-

te: "Number of Customer Accounts" indicates the number of contracts with receivable outstanding.

3. Guarantee Business (ACOM)

(Millions of yen)

	2001/3		2002/3		2003/3		2004/3		2005/3			2006/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
mber of Accounts with Outstanding Balance	-	-	32,432	-	156,256	-	269,977	72.8	**345,573**	**75,596**	**28.0**	**395,000**	**14.3**
an Guarantee receivables	-	-	9,539	-	57,926	-	100,971	74.3	**137,261**	**36,289**	**35.9**	**177,200**	**29.1**
ome from Guarantee Business	-	-	319	-	1,866	-	5,035	169.7	**7,599**	**2,564**	**50.9**	**9,800**	**28.9**

29. Financial Ratios (ACOM)

(%)

	2001/3		2002/3		2003/3		2004/3		**2005/3**		**2006/3(E)**	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		**yoy p.p.**		**yoy p.p.**
Dividend Pay-out Ratio	11.8	0.9	12.3	0.5	15.1	2.8	17.6	2.5	**19.0**	**1.4**	**20.6**	**1.6**
Shareholders' Equity Ratio	26.8	1.6	27.7	0.9	30.6	2.9	34.4	3.8	**44.2**	**9.8**	**48.1**	**3.9**
	(26.8)	(1.6)	(27.6)	(0.8)	(29.8)	(2.2)	(32.7)	(2.9)	**(41.3)**	**(8.6)**	**(44.0)**	**(2.7)**
Dividend on Equity	1.9	0.0	2.0	0.1	1.8	-0.2	1.7	-0.1	**1.8**	**0.1**	**1.9**	**0.1**
Return on Equity (ROE)	17.4	-1.8	17.5	0.1	12.6	-4.9	9.8	-2.8	**10.7**	**0.9**	**9.5**	**-1.2**
Operating Profit to Total Assets	8.9	0.2	8.5	-0.4	6.8	-1.7	5.6	-1.2	**7.1**	**1.5**	**7.2**	**0.1**
Income Before Extraordinary Items to Total Assets	8.9	0.3	8.6	-0.3	6.9	-1.7	5.7	-1.2	**7.1**	**1.4**	**7.3**	**0.2**
Return on Assets (ROA)	4.5	0.0	4.8	0.3	3.7	-1.1	3.2	-0.5	**4.2**	**1.0**	**4.4**	**0.2**
Operating Margin	43.2	1.0	42.2	-1.0	34.0	-8.2	28.1	-5.9	**34.8**	**6.7**	**35.5**	**0.7**
Income Before Extraordinary Items to Operating Income	43.4	1.6	42.6	-0.8	34.5	-8.1	28.6	-5.9	**35.2**	**6.6**	**35.9**	**0.7**
Net Income Margin	22.0	0.3	23.6	1.6	18.5	-5.1	15.9	-2.6	**20.6**	**4.7**	**21.3**	**0.7**
Current Ratio	395.2	26.7	386.1	-9.1	448.6	62.5	469.9	21.3	**445.7**	**-24.2**	**390.6**	**-55.1**
Fixed Assets Ratio	26.1	-2.3	25.4	-0.7	22.9	-2.5	21.5	-1.4	**17.5**	**-4.0**	**17.2**	**-0.3**
Interest Coverage (times)	6.5	0.6	6.9	0.4	5.8	-1.1	5.4	-0.4	**7.5**	**2.1**	**8.5**	**1.0**

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed loans receivables.

). Per Share Data (ACOM)

(Yen)

		2001/3	2002/3	2003/3	2004/3	2005/3	2006/3(E)
et Income	Non-Consolidated	550.75	647.31	529.45	455.36	**525.54**	**534.84**
	Consolidated	554.93	653.18	513.09	487.78	**516.24**	**544.95**
vidends		65.00	80.00	80.00	80.00	**100.00**	**110.00**
areholders' Equity	Non-Consolidated	3,429.24	3,969.80	4,411.62	4,834.51	**5,447.18**	**5,874.22**
	Consolidated	3,432.67	3,983.61	4,405.09	4,855.99	**5,456.40**	**-**

atio of Increase or Decrease from the Previous Fiscal Year]

(%)

		2001/3	2002/3	2003/3	2004/3	2005/3	2006/3(E)
et Income	Non-Consolidated	9.1	17.5	-18.2	-14.0	**15.4**	**1.8**
	Consolidated	9.4	17.7	-21.4	-4.9	**5.8**	**5.6**
vidends		18.2	23.1	0.0	0.0	**25.0**	**10.0**
areholders' Equity	Non-Consolidated	17.6	15.8	11.1	9.6	**12.7**	**7.8**
	Consolidated	17.3	16.0	10.6	10.2	**12.4**	**-**

. Shares Issued (ACOM)

(thousands)

	2001/3	2002/3	2003/3	2004/3	2005/3	2006/3(E)
erage Number of Shares Issued uring the Year	146,631	146,417	146,283	144,089	**157,867**	**-**
mber of Shares Issued Year-end	146,631	146,283	146,283	143,561	**158,296**	**-**

es: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. From the fiscal year ended March 31, 2002, number of treasury stocks at the year-end are excluded from the number of shares issued at year-end

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.


RECEIVED
2005 NOV 29 P 1:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT 4

May 9, 2005

Notice Concerning Repurchase of Shares

(Repurchase of Shares Pursuant to Article 211-3, Paragraph1, Sub-paragraph 2
of the Japanese Commercial Code)

The Board of Directors of ACOM CO., LTD. has decided at its meeting on May 9, 2005 to repurchase its shares as follows in accordance with Article 211-3, Paragraph 1, Sub-paragraph 2 of the Japanese Commercial Code;

1. Reason for the repurchase of shares

In order to execute flexible capital management according to the changes in the business environment

2. Details of the repurchase of shares

(1) Type of shares to be repurchased:	Shares of common stock of ACOM
(2) Aggregate number of shares to be repurchased:	Up to 2,000,000 shares (Ratio to total number of shares issued: 1.3%)
(3) Aggregate purchase price:	Up to JPY 15,000,000,000
(4) Method of purchase:	Purchase on the Tokyo Stock Exchange
(5) Purchase period:	May 11, 2005 – June 22, 2005 (on the basis of purchase dates)

(Reference)

Situation of treasury stock as of May 9, 2005

Aggregate number of shares issued: (excluding treasury stock)	158,295,566 shares
Aggregate number of treasury stock:	1,332,714 shares

EXHIBIT 5

May 18, 2005

41st Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 41st issuance of domestic unsecured straight bonds, as outlined below.
The funds procured through this issuance will be used in extending loans receivable and repayment of debt. Registration relating to the issuance was carried out on June 25, 2003.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 41st issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	1.19% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value 100 yen
6. Redemption price:	Face value 100 yen
7. Application period:	May 18, 2005
8. Payment date:	May 31, 2005
9. Maturation date:	May 31, 2012
10: Application of funds procured:	Extending loans receivable and repayment of debt
11. Trustee:	Nomura Securities Co., Ltd. Morgan Stanley Japan Limited Tokyo Branch
12. Transfer agent:	The Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: A+ Rating and Investment Information, Inc.: A

EXHIBIT6

(Brief Description)

Supplemental Document to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Supplement to the Shelf Registration Statement dated May 18, 2005 relating to the Unsecured Straight Bonds-Forty-first Series (with special covenant of rating *pari passu* solely with the other specified series of bonds) (the "Supplement").

The Supplement is required to be filed with the authority under the Securities and Exchange Law when ACOM CO., LTD. (the "Company") proposes to issue or distribute through a public offering in Japan any securities designated in the Shelf Registration Statement filed with the Director-General of the Kanto Local Finance Bureau on June 17, 2003 (the "2003 Shelf Registration Statement") which became effective as of June 25, 2003, including the Unsecured Straight Bonds-Forty-first Series (with special covenant of rating *pari passu* solely with the other specified series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The 2003 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Forty-first Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the previously submitted Annual Report 2003 and the news release dated May 18, 2005 ("41st Issuance of Domestic Unsecured Straight Bonds") (Exhibit 5).

EXHIBIT 7

(Brief Description)

Amendments to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Amendments dated May 25 and June 24, 2005 (the "Amendments") to the Shelf Registration Statement dated June 17, 2003 (the "2003 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated by reference in the 2003 Shelf Registration Statement.

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The Amendments are intended to include the Extraordinary Report dated May 25, 2005, the 2005 Annual Securities Report and the Extraordinary Report, both of which are dated June 24, 2005, in the list of documents incorporated by reference to the 2003 Shelf Registration Statement and to correct the 2003 Shelf Registration Statement.

EXHIBIT8

(Brief Description)

Extraordinary Reports

ACOM CO., LTD.

(504010)

Extraordinary Reports dated May 25 and June 24, 2005 (the "Extraordinary Reports") in connection with a change in a specified subsidiary (*tokutei kogaisha*) and a change in the representative directors, respectively, of ACOM CO., LTD. (the "Company").

The Extraordinary Reports are required under the Securities and Exchange Law to be, and were, submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in connection with a change in a specified subsidiary (*tokutei kogaisha*) and a change in the representative directors, respectively.

The information contained in the Extraordinary Reports which is material to an investment decision is substantially contained in the previously submitted news release ("Acquisition of Shares in Tokyo-Mitsubishi Cash One Ltd. ") dated January 25, 2005 and the news release dated June 23, 2005 ("Notification Concerning Personnel Changes") (Exhibit 14).

EXHIBIT 9

(Brief Description)

June 2, 2005

NOTICE OF CONVOCATION OF
THE 28TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Convocation dated June 2, 2005 in respect of the 28th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2005 (Exhibit 2), the Annual Securities Report 2005 (Exhibit 17) and the Annual Report 2005 (Exhibit 19).

The proposed agenda for the 28th Ordinary General Meeting of Shareholders was (1) the approval by the shareholders of the proposed disposition of the profit, including the payment of dividends in the amount of Fifty Five Japanese Yen (JPY 55) per share, and (2) certain amendments to the Articles of Incorporation including the additions to the purposes of ACOM CO., LTD. (See Exhibit 12 for the Articles of Incorporation, as amended).

EXHIBIT 10

(Brief Description)

Report on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Report on Purchase of the Company's Own Stock filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on June 8, 2005 (the "Report on Purchase of the Company's Own Stock") in connection with the purchase of ACOM CO., LTD. (the "Company")'s own stock.

The Report on Purchase of the Company's Own Stock is required under the Securities and Exchange Law to be, and was, filed with the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Report on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously submitted news release dated August 20, 2004 ("Notice Concerning Repurchase of Shares").

EXHIBIT 11

June 9, 2005

Market Acquisition of Treasury Stock

(Acquisition of treasury stock under Article 211-3, Paragraph 1, Item 2 of the Commercial Code)

ACOM CO., LTD has acquired treasury stock as stipulated in Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan. Details are as follows.

1. Acquisition period:	May 11, 2005 – May 31, 2005(trade completion basis)
2. Shares Acquired:	683,520 shares
3. Total Acquisition Amount:	JPY 4,754,011,100
4. Acquisition Method:	Purchase on the Tokyo Stock Exchange

(Reference)

1. Details of Acquisition Approved by Board of Directors on May 9, 2005.

(1) Type of stock:	Common shares of ACOM
(2) Number of shares to be acquired:	2,000,000 shares(upper limit) (1.3% of outstanding shares)
(3) Cost of shares:	JPY 15,000,000,000(upper limit)
(4) Acquisition Method:	Purchase on the Tokyo Stock Exchange
(5) Acquisition schedule:	May 11, 2005 – June 22, 2005

2. Total Number of Treasury Shares Acquired Following the Decision by the Board of Directors (May 9, 2005) and Total Acquisition Cost.

(1) Total Number of shares purchased:	683,520 shares
(2) Total acquisition cost:	JPY 4,754,011,100

EXHIBIT 12

(TRANSLATION)

ARTICLES OF INCORPORATION

ACOM CO., LTD.

(TRANSLATION)

ARTICLES OF INCORPORATION OF ACOM CO., LTD.

(Acom Kabushiki Kaisha)

CHAPTER I

GENERAL PROVISIONS

Article 1. *(Trade Name)*

The name of the Company shall be ACOM KABUSHIKI KAISHA, and in English, ACOM CO., LTD.

Article 2. *(Purpose)*

The purpose of the Company shall be to engage in the following businesses:

1. Moneylending;

2. Instalment sales finance;

3. Purchase of instalment receivables;

4. Collecting agency;

5. Giving of guarantees;

6. Investigation of creditworthiness;

7. Sale and purchase, intermediary and management of mortgage certificates;

8. Agency of non-life insurance and insurance agency of automobile insurance under the Automobile Liability Security Law;

9. Business relating to canvassing of life insurance;

10. Rental business of various goods, leasing of movables, leasing of telephone subscribers' rights and general leasing;

11. Sale and purchase of second hand goods under the Law of Business Operation of Second Hand Goods;

12. Advertisement agency;

13. Travel business under the Travel Business Law;

14. Operation of non-regular and scheduled passenger domestic marine transportation services under the Marine Transportation Law;

15. Design, performance, management and the contracting of construction works;

16. Cleaning of the insides and outsides of buildings and constructions, including bulletin boards, etc., and the contracting of dust proofing, insect proofing, sterilisation and maintenance;

17. Business relating to data-processing, using computers and networks;

18. Research, study and consulting relating to life economy;

19. Dispatching of labours;

20. Planning, production and sale of printing matters and publications;

21. Planning of character goods (the goods to which pictures of persons, animals and others which have original names or distinctive features are attached) and administration of copyrights, patent rights, rights to utility models, design rights and the trademark rights thereof;

22. Sale and mediation for sale of entrance tickets for movies, theaters, concerts and entertainment, etc.;

23. Sale, purchase and leasing, and mediation therefor, of real estate;

24. Sale and purchase, and mediation therefor, of memberships for sport facilities, etc., telephone subscribers' rights and merchandise coupons;

25. Operation of various schools and classes, including culture schools of English conversation, flower arrangements, etc., drivers' schools and golf schools, and canvassing of users and members thereof;

26. Manufacture and sale of cleaners, coating materials, adhesives and dyestuffs additives;

27. Import, export, sale and purchase, and mediation therefor, of ships, aircraft, vehicles, electric products, electric appliances, video-software, compact discs for music, computer related equipment, electronic application equipment, communication apparatus, educational equipment, office appliances, medical appliances, health instruments, apparatus used for care, sports instruments, air-conditioning apparatus, lighting apparatus, cooking equipment, housing facilities and equipment, furniture, interior decorations, haberdashery goods, perishable foods, processed foodstuffs, refreshing drinks, liquor, clothing and textiles, quasi pharmaceuticals, optical instruments, paintings and calligraphic works, artistic handicrafts, clocks, jewellery and precious metals, etc.;

28. Intermediary for instalment of automatic vending machines;

29. Accepting various office business, including data entry and verification, putting in order, dispatching and taking custody of slips, books and documents;

30. Management of day nurseries and day-care centers for children, sale of baby goods (disposal diapers, milk, baby clothes and baby food) and educational materials on child-rearing, and the contracting of baby-sitting services;

31. Transmission of and response to various received applications, inquiries, consultations and business communications via telephone, facsimile and the Internet;

32. Services for contracts regarding loans, guarantees and credit cards, and various clerical work and guidance regarding sales promotions and customer management;

33. Consultation on loans, credit card business, management of call centers and management of a company;

34. Business relating to investment in shares and bonds, etc.;

35. Business relating to management and control of assets of investment business partnership;

36. Sale and purchase of certificates of deposit and an intermediary, commission or agent therefor; and

37. Any and all businesses incidental to each of the preceding items.

Article 3. *(Location)*

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. *(Method of Giving Public Notice)*

Public notice of the Company shall be given in the *Nihon Keizai Shimbun*.

CHAPTER II

SHARES

Article 5. *(Total Number of Shares Authorized to Be Issued by the Company)*

The total number of shares authorized to be issued by the Company shall be 532,197,400 shares; provided, however, if retirement of shares shall be made, the relevant number of shares shall be deducted therefrom.

Article 6. *(Repurchase of Company's Own Shares)*

The Company may repurchase its own shares by a resolution of the Board of Directors in accordance with the provisions of Article 211-3, Paragraph 1, Sub-paragraph 2 of the Commercial Code.

Article 7. *(Number of Shares Constituting One Unit and Non-issuance of Share Certificates for Less Than a Unit of Shares)*

1. The number of shares of the Company constituting one (1) unit shall be ten (10) shares.

2. The Company shall not issue any share certificates for shares constituting less than one (1) unit of shares.

Article 8. *(Transfer Agent)*

1. The Company shall appoint a transfer agent with respect to shares.

2. The transfer agent and its handling place shall be designated by a resolution of the Board of Directors and a public notice thereof shall be given.

3. The register of shareholders of the Company (including the register of beneficial shareholders; hereinafter the same shall be applicable) and the register of lost share certificates shall be kept at the handling place of the transfer agent, and registration of transfers of shares, entries in writing or in digital format in the register of beneficial shareholders and the register of lost share certificates, purchase of fractional unit shares and other businesses pertaining to shares shall be handled by the transfer agent and the Company shall not handle such businesses.

Article 9. *(Record Date)*

1. The Company shall deem shareholders (including beneficial shareholders; hereinafter the same shall be applicable) whose names appear in writing or in digital format on the register of shareholders as of the closing of accounts of each fiscal year as those who are entitled to exercise their rights at an ordinary general meeting of shareholders to be held with respect to the said fiscal year.

2. In addition to the immediately preceding paragraph, whenever necessary, the Company may, upon giving a prior public notice, pursuant to a resolution of the Board of Directors, deem shareholders or registered pledgees whose names appear in writing or in digital format on the register of shareholders as of the certain day as those who are entitled to exercise their rights.

Article 10. *(Share Handling Regulations)*

The denominations of share certificates of the Company, registration of transfers of shares, entries in writing or in digital format in the register of beneficial shareholders and the register of lost share certificates, purchase of fractional unit shares and other handling procedures pertaining to shares and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS

Article 11. *(Time of Convocation)*

An ordinary general meeting of shareholders shall be convened in June every year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Article 12. *(Person Authorized to Convene Meetings and Chairperson Thereof)*

1. Unless otherwise provided for in laws or ordinances, the President and Director shall, pursuant to a resolution of the Board of Directors, convene a general meeting of shareholders and act as chairperson thereat.

2. In case the President and Director is unable to act as such, one of the other Directors shall take his/her place in accordance with the order previously determined by the Board of Directors.

Article 13. *(Method of Adopting Resolutions)*

1. Unless otherwise provided for in laws or ordinances or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat.

2. A special resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds (2/3) or more of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders are present.

Article 14. *(Exercise of Voting Rights through Proxy)*

A shareholder may exercise his/her voting rights through a proxy who shall also be a shareholder of the Company having voting rights. In this case, such shareholder or proxy shall, at each general meeting of shareholders, submit to the Company a document evidencing the authority of such proxy.

Article 15. *(Minutes)*

The proceedings of the general meeting of shareholders and the results thereof shall be recorded in the minutes in writing or in digital format and the chairperson and the Directors present shall affix their names and seals or electronic signatures thereto.

CHAPTER IV

DIRECTORS AND BOARD OF DIRECTORS

Article 16. *(Number)*

The Company shall have not more than twelve (12) Directors.

Article 17. *(Method of Election)*

1. Directors shall be elected at a general meeting of shareholders.

2. The resolution for election of Directors shall be adopted by a majority of the votesof shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders are present.

3. No cumulative voting shall be used for the election of Directors.

Article 18. *(Term of Office)*

1. The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two (2) years after their assumption of office.

2. The term of office of any Director elected to fill a vacancy shall expire when the term of office of his/her predecessor Director would expire.

Article 19. *(Representative Directors and Directors with Special Titles)*

1. Representative Directors of the Company shall be elected by a resolution of the Board of Directors.

2. The Board of Directors may, by its resolution, appoint from among Directors, one (1) Chairman, one (1) Deputy Chairman and one (1) President and one (1) or more Deputy Presidents, Senior Managing Directors, Managing Directors and Advisors.

Article 20. *(Persons Authorized to Convene Meetings of the Board of Directors and Chairperson Thereof)*

1. Unless otherwise provided for in laws or ordinances, the President and Director shall convene a meeting of the Board of Directors and act as chairperson thereat.

2. In case the President and Director is unable to act as such, one of the other Directors shall take his/her place in accordance with the order previously determined by the Board of Directors.

Article 21. *(Notice of Convocation)*

1. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor not later than three (3) days prior to the date set for such meeting; provided, however, in the case of urgency, this period may be shortened.

2. Upon the consent of all of the Directors and Corporate Auditors, a meeting of the Board of Directors may be held without taking the procedures for convocation.

Article 22. *(Method of Adopting Resolutions)*

A resolution of the meeting of the Board of Directors shall be adopted by a majority of the votes of the Directors present thereat, at which more than half (1/2) of the Directors then in office shall be present.

Article 23. *(Minutes)*

The proceedings of the meeting of the Board of Directors and the results thereof shall be recorded in the minutes in writing or in digital format and the Directors and Corporate Auditors present shall affix their names and seals or electronic signatures thereto.

Article 24. *(Regulations of the Board of Directors)*

Unless otherwise provided for in laws or ordinances or these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

Article 25. *(Remuneration and Retirement Allowances)*

The remuneration and retirement allowances for Directors shall be determined by a resolution of a general meeting of shareholders.

CHAPTER V

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 26. *(Number)*

The Company shall have not more than five (5) Corporate Auditors.

Article 27. *(Method of Election)*

1. Corporate Auditors shall be elected at a general meeting of shareholders.

2. The resolution for election of Corporate Auditors shall be adopted by a majority of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders are present.

Article 28. *(Term of Office)*

1. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office.

2. The term of office of any Corporate Auditor elected to fill a vacancy shall expire when the term of office of his/her predecessor Corporate Auditor would expire.

Article 29. *(Standing Corporate Auditors)*

Corporate Auditors shall appoint one (1) or more Standing Corporate Auditors from among themselves.

Article 30. *(Notice of Convocation)*

1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor not later than three (3) days prior to the date set for such meeting; provided, however, in the case of urgency, this period may be shortened.

2. Upon the consent of all of the Corporate Auditors, a meeting of the Board of Corporate Auditors may be held without taking the procedures for convocation.

Article 31. *(Method of Adopting Resolutions)*

Unless otherwise provided for in laws or ordinances, a resolution of the meeting of the Board of Corporate Auditors shall be adopted by a majority of the votes of the Corporate Auditors then in office.

Article 32. *(Minutes)*

The proceedings of the meeting of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes in writing or in digital format and the Corporate Auditors present shall affix their names and seals or electronic signatures thereto.

Article 33. *(Regulations of the Board of Corporate Auditors)*

Unless otherwise provided for in laws or ordinances or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Article 34. *(Remuneration and Retirement Allowances)*

The remuneration and retirement allowances for Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

CHAPTER VI

ACCOUNTS

Article 35. *(Business Year)*

The business year of the Company shall be one (1) year, commencing on April 1 every year and ending on March 31 of the following year.

Article 36. *(Dividends)*

The dividends of the Company shall be paid to the shareholders or registered pledgees whose names appear in writing or in digital format on the last register of shareholders as of March 31 of each year.

Article 37. *(Interim Dividends)*

The Company may, pursuant to a resolution of the Board of Directors, pay cash distributions as provided for in Article 293-5 of the Commercial Code (hereinafter "interim dividends") to the shareholders or registered pledgees whose names appear in writing or in digital format on the last register of shareholders as of September 30 of each year.

Article 38. *(Expiration Period for Dividends)*

1. In case dividends or interim dividends are not received by shareholders or registered pledgees within three (3) years from the due date thereof, the Company shall be discharged from its payment obligation thereof.

2. Dividends and interim dividends remaining unpaid shall bear no interest.

Established on:	October 12, 1978
Amended on:	May 21, 1979
Amended on:	February 20, 1980
Amended on:	February 25, 1983
Amended on:	February 27, 1984
Amended on:	August 25, 1984
Amended on:	February 27, 1985
Amended on:	February 27, 1986
Amended on:	June 27, 1986
Amended on:	June 26, 1987
Amended on:	June 29, 1988
Amended on:	June 29, 1989
Amended on:	June 27, 1991
Amended on:	June 26, 1992
Amended on:	June 26, 1993
Amended on:	June 29, 1994
Amended on:	June 29, 1995
Amended on:	June 27, 1997
Amended on:	June 29, 1999
Amended on:	June 27, 2002
Amended on:	June 27, 2003
Amended on:	June 24, 2004
Amended on:	June 23, 2005

EXHIBIT 13

(Brief description)

June 23, 2005

Annual Business Report ("Key Note")

The 28th Fiscal Year
from April 1, 2004
to March 31, 2005

The Annual Business Report concerning the fiscal year ended March 31, 2005 (the "Key Note") was sent to the shareholders of ACOM CO., LTD. (the "Company") on June 23, 2005.

The Key Note is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2005 (Exhibit 2) and the Annual Report 2005 (Exhibit 19).

EXHIBIT 14

June 23, 2005

Notification Concerning Personnel Changes

ACOM will implement the following change of directors and their duties with the approval at the Ordinary General Meeting of Shareholders and the Board of Directors held on June 23rd, 2005.

1. Appointment of Directors (As of June 23rd)

New Positions	Name	Former Positions
Director	Yuji Ohashi	-
Director	Satoru Tomimatsu	Executive Managing Officer

2. Appointment of Senior Directors

Positions	Name	Inauguration date
Managing Director Executive Managing Officer	Satoru Tomimatsu	Jun 23rd, 2005
Deputy Chairman	Yuji Ohashi	July 1st, 2005

3. Change of Directors' Assigned Departments

(Underbars _ indicate new departments) (As of July 1st)

New Assigned Departments	Name	Former Assigned Departments
Business Planning Dept. Business Promotion Dept. Business Promotion Dept. No.1 Business Promotion Dept. No.2 Business Promotion Dept. No.3 Business Promotion Dept. No.4 Credit/Installment Business Dept.	Satoru Tomimatsu	Business Promotion Dept. Business Promotion Dept. No.1 Business Promotion Dept. No.2 Business Promotion Dept. No.3 Business Promotion Dept. No.4 Credit/Installment Business Dept.

(Reference)

It is scheduled that "Business Promotion Dept." is to be divided into "Business Planning Dept." and "Business Promotion Dept." on July 1st, 2005.

EXHIBIT 15

June 23, 2005

Notice Concerning the End of Repurchase of Shares

ACOM CO., LTD. has ended the repurchase of its shares in accordance with Article 211-3, Paragraph 1, Sub-paragraph 2 of the Japanese Commercial Code as were resolved at the Board of Directors held on May 9th, 2005.

1. Purchase Period: June 1st, 2005 – June 22nd, 2005
2. Aggregate Number of Shares Purchased: 628,940 Shares
3. Aggregate Purchase Value: JPY 4,442,360,000
4. Method of Purchase: Purchase on the Tokyo Stock Exchange

(Reference)

1. Details of the Resolution at the Board of Directors Held on May 9th, 2005.

(1) Types of Shares to be Repurchased:
Shares of Common Stock of ACOM

(2) Aggregate Number of Shares to be Repurchased:
Up to 2,000,000 Shares
(Ratio to total number of shares issued: 1.3%)

(3) Aggregate Purchase Value:
Up to JPY 15,000,000,000

(4) Method of Repurchase:
Purchase on the Tokyo Stock Exchange

(5) Purchase Period:
May 11th, 2005 – June 22nd, 2005

2. Aggregate Number of Treasury Stocks Acquired Following the Resolution of the Board of Directors (May 9th, 2005) and Aggregate Purchase Value

(1) Aggregate Number of Shares Purchased: 1,312,460 Shares

(2) Aggregate Purchase Value: JPY 9,196,371,100

EXHIBIT 16

(Brief Description)

June 23, 2005

NOTICE OF RESOLUTION OF
THE 28TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Resolution dated June 23, 2005 in respect of the 28th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Notice of Convocation dated June 2, 2005 in respect of the 28th Ordinary General Meeting of Shareholders (Exhibit 9).

EXHIBIT 17

(Brief description)

June 24, 2005

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

The 28th Fiscal Year
from April 1, 2004
to March 31, 2005

This Annual Securities Report for the fiscal year ended March 31, 2005 (the "ASR") was, in accordance with Japanese laws and regulations, filed on June 24, 2005, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The ASR is made available for public inspection at the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the ASR certain information concerning the business of ACOM CO., LTD. (the "Company") on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, financial position and group companies, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2005.

The information in the ASR which is material to an investment decision is substantially contained in the Annual Report 2005 (Exhibit 19).

EXHIBIT 18

(Summary Translation)

[Cover Page]

[Shelf Registration No.]	17-Kanto76
[Submitted Document]	Shelf Registration Statement
[Person who Receives the Submitted Document]	Director-General of the Kanto Local Finance Bureau
[Date of Submission]	June 27, 2005
[Corporate Name]	ACOM *Kabushiki Kaisha*
[Corporate Name in English]	ACOM CO., LTD.
[Name and Title of Representative]	Shigeyoshi Kinoshita, President and CEO
[Location of Head Office]	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
[Telephone Number]	03-5533-0811 (Switchboard)
[Name of Person to Contact]	Kazuo Fukumoto, Chief General Manager of Corporate Management Department
[Location of Nearest Office to Contact]	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
[Telephone Number]	03-5533-0811 (Switchboard)
[Name of Person to Contact]	Kazuo Fukumoto, Chief General Manager of Corporate Management Department
[Kind of Securities to be Offered in Offering Covered by the Shelf Registration Statement]	Bonds
[Scheduled Period of the Issuance of the Bonds]	For two years commencing on the date on which this Shelf Registration Statement is to be effective (from July 5, 2005 to July 4, 2007).
[Amount of the Bonds which are Scheduled to be Issued]	¥300,000 million
[Matter Concerning Stabilization]	Not applicable.
[Place(s) where the Shelf Registration Statement are Made Available for Public Inspection]*	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo)

PART I [INFORMATION CONCERNING THE SECURITIES]

I. [TERMS AND CONDITIONS OF OFFERING FOR SUBSCRIPTION]

Matters other than those described below shall be stated in the "Amendment to the Shelf Registration Statement" or the "Supplemental Document to the Shelf Registration Statement" each time the securities are acquired through an offering.

1. [Newly Issued Bonds]

Undetermined.

2. [Undertaking of the Bonds and Commission of the Management of the Bonds]

Undetermined.

3. [Use of Proceeds from this New Issue]

(1) [Amount of proceeds from this new issue]

Undetermined.

(2) [Use of proceeds]

To be applied to the funds for lending business, repayment of the borrowed money and payment of operating expenses.

II. [TERMS AND CONDITIONS OF SECONDARY OFFERING]

Not applicable.

III. [OTHER MATTER(S) TO BE STATED]

Not applicable.

PART II [INFORMATION FOR REFERENCE]

I. [DOCUMENTS FOR REFERENCE]

As for matters such as the outline of the issuer and the outline of the business provided for in Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, refer to the following documents:

1. [Annual Securities Report and the documents attached thereto]

For the 28th business year from April 1, 2004 to March 31, 2005 filed with the Director-General of the Kanto Local Financial Bureau as of June 24, 2005.

II. [SUPPLEMENTARY INFORMATION OF DOCUMENTS FOR REFERENCE]

With respect to "Risks of Business, Etc." described in the Annual Securities Report which is set forth above as a document for reference, no changes or other events have occurred from the date of submission of such Annual Securities Report up to the date of submission of this Shelf Registration Statement (June 27, 2005).

There are references to the future in such Annual Securities Report, and judgements on which such references are based have not been changed as of the date of submission of this Shelf Registration Statement, and no additional references to the future are made in this Shelf Registration Statement.

III. [PLACE(S) WHERE DOCUMENTS FOR REFERENCE ARE MADE AVAILABLE FOR PUBLIC INSPECTION]*

ACOM CO., LTD., Head office
(1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo)

PART III INFORMATION CONCERNING GUARANTOR, ETC.

Not applicable.

* Other than places mentioned herein, the Shelf Registration Statement and documents for reference with respect thereto are available for public inspection on the Electronic Disclosure for Investors' NETwork (EDINET).

EXHIBIT 2


RECEIVED
2005 NOV 29 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(TRANSLATION)


Brief Statement of Financial Results
for the Fiscal Year Ended March 2005 (Consolidated)

April 27, 2005

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2005 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code No.:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone No.:	(03) 5533-0631
Date of the board of directors' meeting for the account settlement:	April 27, 2005
Name of parent and other related companies:	Mitsubishi Tokyo Financial Group, Inc., (Code No.:8306), 4 other companies
Percentage of shares of voting stock of the Company owned by the parent and other related companies:	15.09%
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Fiscal Year Ended March 2005 (from April 1, 2004 to March 31, 2005)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
3/05	433,965	(0.2%)	144,361	19.9%	143,347	20.7%
3/04	434,968	(0.6%)	120,391	(17.9%)	118,773	(17.7%)

	Net Income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity	Income Before Extraordinary Items to Total Assets	Income Before Extraordinary Items to Operating Income
3/05	81,533	15.9%	516.24	515.96	10.4%	6.9%	33.0%
3/04	70,319	(6.4%)	487.78	487.70	10.5%	5.6%	27.3%

Notes: 1. Loss on investment in equity-method: 1,801million yen in fiscal year March 2005 and 2,716 million yen in fiscal year March 2004

2. Average outstanding shares (consolidated): 157,866,942 in fiscal year Mach 2005 and 144,089,082 in fiscal year March 2004

3. Change in accounting polices: Applicable

4. Regarding operating income, operating profit, income before extraordinary items, and net income, the figures in percentages show the growth of change from previous fiscal year.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share (Yen)
3/05	2,077,334	863,760	41.6%	5,456.40
3/04	2,075,389	697,166	33.6%	4,855.99

Note: Outstanding shares (consolidated) at fiscal year-end were 158,295,574 in fiscal year March 2005 and 143,561,072 in fiscal year March 2004.

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
3/05	141,014	(17,350)	(136,508)	145,920
3/04	164,158	(5,398)	(166,105)	158,873

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries: 17

Number of unconsolidated subsidiaries accounted for under equity method: -

Number of consolidated affiliates accounted for under equity method: 2

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition): 2

Consolidated subsidiaries (exclusion): 1

Affiliates accounted for under equity method (addition): 1

Affiliates accounted for under equity method (exclusion): 2

2. Forecasts for the Next Fiscal Year Ending March 2006 (from April 1, 2005 to March 31, 2006)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Interim	219,900	74,800	44,200
Annual	440,900	146,700	86,300

Reference: The forecasted net income per share (annual): 544.95 yen

[Annexed Materials]

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 17 subsidiaries, and 2 affiliates as well as 2 other related companies and 3 subsidiaries of other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance business, loan guarantee business, and loan servicing business. Other business lines include rental business, advertising agency, real estate-related business, and insurance agency business.

The following table explains the positioning of each group company.

Segment		Company	Business	Classification
Financial service businesses	Loan business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	——
		DC Cash One Ltd.	Unsecured loan business	Consolidated subsidiary
		JCK CREDIT CO., LTD.		
		DC Card Co., Ltd.		Equity-method affiliate
		SIAM A&C CO., LTD.	Unsecured loan business in Thailand	Consolidated subsidiary
	Credit card business	ACOM CO., LTD.	Credit card business of which the principal commodity is ACOM MasterCard	——
		DC Card Co., Ltd.	Credit card business of which the principal commodity is DC CARD	Equity-method affiliate
	Installment sales finance business	ACOM CO., LTD.	Installment sales finance business	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Hire purchase business in Thailand	
		CHAILEASE ACOM FINANCE CO., LTD.	Hire purchase business in Taiwan	Equity-method affiliate
	Guarantee business	ACOM CO., LTD.	Guarantee business for personal loan of banks, etc.	——
		DC Cash One Ltd.		Consolidated subsidiary
		DC Card Co., Ltd.	Loan guarantee business for banks, etc.	Equity-method affiliate
	Loan servicing business	IR Loan Servicing, Inc.	Loan recovery (servicing) business	Consolidated subsidiary
	Others	RELATES CO., LTD.	Entrusted with call center functions of banks, etc.	Consolidated subsidiary
		AC Ventures Co., Ltd.	Development, investment, promotion and support of venture companies	
		ACOM FUNDING CO., LTD.	Financial services for ACOM (Special Purpose Company)	
		ACOM CAPITAL CO., LTD.		
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management	
		ABS CO., LTD.	Maintenance of buildings and other properties	
		AB PARTNER CO., LTD.	Back-office services	
		ACOM PACIFIC, INC.	Lease of health resorts in Guam (U.S.A.)	
		ACOM (U.S.A.) INC.	——	
		ACOM INTERNATINAL, INC.		
Other Related Company		Mitsubishi Tokyo Financial Group, Inc.	Bank holding company	Other related company
		The Mitsubishi Trust and Banking Corporation	Trust bank business	Subsidiary of other related company
		Mitsubishi Securities Co., Ltd.	Securities business	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. ACOM (USA) INC. and ACOM INTERNATIONAL, INC. suspended their operation, therefore, summaries of their businesses are omitted above.

2. ACOM ECONOMIC RESEARCH INSTITUTE, INC. was merged into ACOM RENTAL CO., LTD. on April 1, 2004.

3. ACOM sold all of its holding shares of ASCOT CO., LTD. on April 19, 2004.

4. Mitsubishi Tokyo Financial Group, Inc. held ACOM's shares as of April 20, 2004, and the ratio to total right to vote is 15.09% by adding the ACOM stock held by The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd.
5. Among the related companies listed above, Mitsubishi Tokyo Financial Group, Inc., The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd. submit financial reports.
6. ACOM CAPITAL CO., LTD. was liquidized due to the change in the methods of fund procurement on January 4, 2005.
7. AVRS CO., LTD. changed its corporate name to RELATES CO., LTD. on January 18, 2005.
8. ACOM acquired 83,266 shares of Tokyo-Mitsubishi Cash One Ltd. through a third-party allocation, etc. At the same time, Tokyo-Mitsubishi Cash One changed its corporate name to DC Cash One Ltd.
9. ACOM made DC Card Co., Ltd. to its equity-method affiliated company by transferring shares from existing shareholder to ACOM.
10. ACOM acquired all shares of MTB Capital Co., Ltd. and made it to ACOM's consolidated subsidiary on March 10, 2005. The corporate name was changed to AC Ventures Co., Ltd. on the same day.
11. SIAM A&C CO., LTD. changed its corporate name to EASY BUY Public Company Limited on April 1, 2005.

Diagram of Business of ACOM Group



Customers
Loan business
Credit card business
Installment sales finance business
Loan guarantee business
ACOM
Loan business and loan guarantee business
DC Cash One Ltd.
(Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Credit card business, loan business and loan guarantee business
DC Card Co., Ltd.
(Equity-method affiliate)
Installment sales finance business and loan business
JCK CREDIT CO., LTD.
(Consolidated subsidiary)
Loan recovery (servicing) business
IR Loan Servicing, Inc.
(Consolidated subsidiary)
Recovery (servicing) business for installment sales finance debts
RELATES CO., LTD.
(Consolidated subsidiary)
Entrusted with call center functions of guarantee business partner
AC Ventures Co., Ltd.
(Consolidated subsidiary)
Comprehensive rental business
ACOM RENTAL CO., LTD.
(Consolidated subsidiary)
JLA INCORPORATED
(Consolidated subsidiary)
Advertising and outlets' interior design
AJAST Ltd.
(Consolidated subsidiary)
Insurance services
ACOM ESTATE CO., LTD.
(Consolidated subsidiary)
Real estate management
ABS CO., LTD.
(Consolidated subsidiary)
Cleaning of stores and building management
AB PARTNER CO., LTD.
(Consolidated subsidiary)
Back-office service
Hire purchase business and loan business
SIAM A & C CO., LTD.
(Consolidated subsidiary)
Hire purchase business
CHAILEASE ACOM FINANCE CO., LTD.
(Equity-method affiliate)
Financial services
ACOM FUNDING CO., LTD.
(Consolidated subsidiary)
Lease of health resorts
ACOM PACIFIC, INC.
(Consolidated subsidiary)
Mitsubishi Tokyo Financial Group, Inc.
(Other related company)
The Mitsubishi Trust and Banking Corporation
(Subsidiary of other related company)
Mitsubishi Securities Co., Ltd.
(Subsidiary of other related company)
Maruito Shokusan Co., Ltd.
(Other related company)
Maruito Shoten Co., Ltd.
(Subsidiary of other related company)

Note: ACOM (USA) INC. and ACOM INTERNATIONAL, INC. suspended its operation, therefore, they are eliminated from the diagram.

2. Management Policy

(1) Basic management policy

We, ACOM Group, were founded with the motto "Extending the feeling of confidence from people to people," in which we have placed our corporate philosophy of "Serving humanity", "Putting the customer first", and "Creative and innovative management" to deepen mutual trust between all stakeholders and achieve growth in concert with society.

The business environment surrounding our Group is getting tougher given the slow economic recovery, seriously progressing aging society with a falling birthrate, diversifying consumers' needs, and intensifying competition with new business entries from different industry sectors. ACOM Group will appropriately respond to such changes in the business environment and build a business foundation that enables growth while coping with the changes in society.

(A) Expanding business fields and strengthening the revenue base by aggressively pushing forward business operation based on Group management

ACOM Group focuses on promoting its Group management by enhancing coordination among our respective ACOM Group businesses, centered on our financial service companies and taking advantage of the synergy effect created by a tie-up with the Bank of Tokyo-Mitsubishi, Ltd. (hereafter, "MTFG") to the fullest, aiming at expanding the scale of our financial service business. At the same time, we will aggressively seek deployment of our business overseas, mainly in countries in Asia. We will also proactively push ahead with our efforts to enter new business fields by leveraging the varied business expertise we have cultivated over the years and strengthen our revenue base.

(B) Building up business scale by strengthening competitiveness in sales and services

ACOM Group will further enhance our competitiveness in sales and services, push forward with the expansion of our business scale, and improve asset quality by implementing sophisticated marketing techniques that respond to changes in environment, while building firmer customer trust based on our principle of "Customer First." We will also try to improve our credit screening technique by enhancing our computer credit screening system and clarifying our customer segments into smaller categories, among others.

(C) Reinforcing competitive edge by accomplishing drastic operational reforms

We have focused on cost-cutting operations in pursuit of high profitability through reduction of office expenses by introducing the MUJINKUN (automatic contract machines) and promoting the efficient use of personnel.
We will enhance our cost competitiveness by accomplishing drastic reforms in business operations at all of our group companies, improving efficiency in business management and further promoting low-cost operations into the future. To achieve these goals, we are conducting a full-scale review of our existing business operations in an effort to create a more robust system framework.

(D) Nurturing professionals

In preparation for future business growth, we will endeavor to nurture professionals with financial expertise in our group and personnel who will be responsible for future management by implementing systematic job rotations, on-the-job training, and educational programs.

(E) Spreading Business Ethics (Compliance)

ACOM Group positions strict compliance with business ethics as one of our important management challenges and promotes the adoption of business ethics based on the "ACOM Ethical Codes for Business" and "Business Ethics Execution Three-Year Plan." ACOM Group enforces strict control and management in handling private information, with the focus on our customer information. In response to the implementation of the Law concerning Protection of Private Information, we continuously put strict measures in place by creating relevant rules and regulations, developing information control system and providing thorough education and training to our employees.

We will further push forward deeper permeation of business ethics (Compliance) in all departments and officers in order for the ACOM Group to achieve long-term growth and fulfill our social responsibilities into the future.

We are also pleased to announce that a total of 1,051 group employees succeeded in passing a financial licensing examination, the Financial Business Proficiency Examination for Compliance Officers (Consumer Finance Course) administered by the Kinzai Institute for Financial Affairs, Inc. in 2003 and 2004. Furthermore, we have received "Excellent

Group Result Commendation" by them 2 years in a row.

(2) Basic policy on profit distribution

With regard to profit distribution to shareholders, it is our basic policy to continue to pay dividends on a consistent basis, taking into consideration the economic and financial situation and our own performance.

Based on this policy, we paid an interim dividend of 45 yen per share for the interim period ended September 30, 2004. With the consideration of business results etc., it is scheduled that we pay a year-end dividend of 55 yen per share at the end of this fiscal year. Retained earnings will be allocated to strategic investments to enhance our business base, including optimal relocation of business outlets, improvements to the business structure to achieve a low-cost operation system, construction of a unified administration system, and development of new businesses.

In addition, we repurchased 984,840 shares of our common stock on the Tokyo Stock Exchange in August and September 2004.

(3) Reduction in the number of shares comprising a trading unit

At a meeting of the board of directors held on February 18, 2002, a reduction from 100 to 10 shares comprising a single trading unit was approved. This measure, intended to increase the liquidity of ACOM's shares and expand the range of investors, took effect on May 1, 2002.

We will continue to consider appropriate measures to reduce the number of shares comprising a trading unit, taking into account the trends in the stock market and ACOM's share prices.

(4) Performance goals and indicators

We have adopted a series of performance goals and indicators intended to guide the ACOM Group toward the achievement of higher shareholder value and the continuation of stable business operations. In this context, special emphasis is placed on a consolidated return on shareholders' equity (ROE). Similarly, we are intent on improving such indicators of overall management performance as shareholders' equity ratio, ratio of income before extraordinary items to total assets, ratio of income before extraordinary items to operating profit, and net income per share.

(5) Mid-to-Long Term Business Strategy of the Company

The business environment surrounding ACOM Group is anticipated to continue to be severe due to the deterioration of employment situation for full-time workers reflecting the drastic post-bubble structural reforms in the industry and a concern for continuing high rate of personal bankruptcies, in addition to the change in the social structure including aging society with a falling birthrate.

Against this backdrop, we have coined the phrase "Best Life Partner" to describe our vision for the business over the medium term. With a focus on the consumer credit market as a whole, we will continue to develop our loan business, credit card business, and installment sales finance business as core businesses. By offering advanced comprehensive financial services, we hope to win the complete satisfaction and trust of our customers.

We will strive to build a foundation for mid-term growth focused on expanding financial business leveraged by the business tie-up with MTFG Group, loan guarantee business and loan servicing business, and widening our scope of diversified businesses such as call center operations based on our expertise accumulated over the years in consumer finance business, IT technology including channel development, and low-cost operations such as the centralization of operations.

(6) Basic idea concerning corporate governance and status of its execution

(A) In order to improve the shareholder value continuously through business activities and to meet the shareholders' expectations, our Group regards the enhancement of the corporate governance as a key management task. A basic idea of the corporate governance of our Group is to secure the soundness, transparency and efficiency of management through "the achievement of thorough compliance", "Expansion of the internal management system", "Strengthening of the risk management operation", and "Promotion of active disclosure", etc.

(B) Details of ACOM organization and status of internal control system

(a)Basic system of our organization

operations. With the introduction of the executive officer system in June 2003, we are enhancing and strengthening execution functions by department and operation, making clear distinctions between the roles of supervision and business execution, and making efforts to strengthen the monitoring and supervising function along with the auditor system. In the future, we will improve functions under the existing system and, at the same time, examine ways to further enhance our corporate governance and its system.

(b) Corporate management system and internal control systems

1. Corporate governance chart


General Meeting of Shareholders
Appointment
Appointment
Appointment
Board of Directors
Auditing
Board of Statutory Auditor's
Statutory Auditors
Cooperation
Auditing
Reporting
Supervising
Auditing
Execution Function
Executive Officers Meeting
Instruction
Reporting
Affiliated Companies Coordination Board
Business Ethics Committee
Supervision
Guidance
Reporting
Reporting
Instruction
Auditing
Independent Auditors
Affiliated Companies
Business Enforcement Office
Internal Inspection
Inspection Dept.
Reporting

2. Details of our organization

(Board of Directors)

The Board of Directors consists of a small group of 10 directors (one of whom is an outside director) to enable speedy business judgments. The Board of Directors decides important matters related to business management, including business strategies and business planning, and mutually monitor the performance of its fellow directors and supervises the business execution of executive officers, etc. The Board of Directors normally meets once a month, but also convenes on other occasions when this is necessary.

(Board of Statutory Auditors)

The Board of Statutory Auditors consists of four auditors (three of whom are outside auditors). The Board of Statutory Auditors receives reports concerning important audit-related matters, holds discussions, and passes resolutions. The Board of Statutory Auditors generally meets once a month, but also convenes on other occasions when this is necessary. "Auditor's Office" was established to beef up the auditor function, with three staff assisting the Statutory Auditors.

(Executive Officers' Meeting)

The Executive Officers' Meeting, which consists of senior-level executive officers, discusses, in accordance with basic policies determined by the Board of Directors, important matters concerning the management of the company and its affiliated companies and determines or approves courses of action. It also coordinates key matters relating to business execution at all the company's departments and divisions. Executive Officers' Meetings are normally held three times a month, but they are also held on other occasions when necessary.

(Affiliated Companies Coordination Board)

The Affiliated Companies Coordination Board comprises senior-level executive officers and representatives of other group companies. It discusses important matters concerning the management of affiliated companies, maintains communication with them, and coordinates important matters concerning the execution of their business. The Affiliated Companies Coordination Board normally meets once a month, but also convenes on other occasions when this is necessary.

(Business Ethics Committee)

The Business Ethics Committee, which is made up of pre-appointed senior-level executive officers, discuss and verify basic policies on the practice of business ethics (compliance), with an aim towards improving business ethics among our officers and employees. It also verifies and makes recommendations on matters such as measures to spread business ethics (compliance), compliance education measures for our officers and employees, corrective measures against compliance breaches, and compliance improvement measures.

The Business Ethics Committee meets when convened by its chairperson, one of its members, or its own administrative office.

(c) Status on Internal Audit and Audit by Statutory Auditor

(Internal Audit)

ACOM's Inspection Department, which consists of 37 inspectors, verifies and evaluates compliance of relevant laws and regulations at our operational divisions, our efforts and control on the protection of private information and other internal control efforts, and makes recommendations on ways to correct problems. Opinions based on its evaluations , which are not only whether they are in compliance but also whether they are appropriate and effective, are being forwarded to relevant departments and divisions. The results of internal audits are regularly reported at the Board of Directors Meeting and the Executive Officers' Meeting, as well as to the Statutory Auditors, and coordination is also made with the auditing by the Statutory Auditors.

The Inspection Department was reorganized into the Internal Audit Department as of April 1, 2005 with an aim towards establishing a firm internal auditing system and further enhancing the internal control system.

(Auditing by the Statutory Auditors)

The Statutory Auditors attend important meetings such as the meeting of the Board of Directors and audit the performance of directors and executive officers, etc. by examining business operations and the status of company assets based on its audit policies and audit planning. Its audit policies state: "The Statutory Auditors shall provide appropriate advice and recommendations at an appropriate timing that contributes to the building of a further solid base for compliance and proper business ethics taking consideration of corporate social responsibilities and governance. The Statutory Auditors supervise the independence of independent auditors and evaluate, in coordination with independent auditors and the internal audit department, the development of internal control systems while acquiring an accurate understanding of the actual state of the company's business management. In addition, Statutory Auditors shall endeavor to collect information on respective group companies and their business management while coordinating closely with auditors at ACOM's subsidiaries, in view of the consolidated business of the ACOM Group." Statutory Auditors also attempt to coordinate with independent auditors through examining the "annual audit plan," exchanging opinions on "audit reports" and "summary and results of audits", etc., and accompanying independent auditors on visits.

(d) Status on Accounting Audit

(Names of Certified Public Accountants who have audited our accounting, the names of audit corporations with which they associate, and years of their active career in auditing on a continuous basis)

Engaged partner: Chikara Chikami SHIN NIHON & CO. Years in auditing (on a continuous basis): 10 years

Engaged partner: Yasuo Matsuura SHIN NIHON & CO.

(Composition of Assistants for ACOM's accounting audit)

Certified Public Accountants: 8 persons

Assistant Certified Public Accountants: 7 persons

Other assistants: 3 persons

(e) ACOM's relationship with outside directors and outside auditors

Outside Officer	Relationship with ACOM
Director: Tatsunori Imagawa	Vice President of Mitsubishi Tokyo Financial Group, Inc., which has capital and business relations with ACOM. Mitsubishi Tokyo Financial Group, Inc. holds ACOM's shares and the ratio to total right to vote is 15.09%.
Auditor: Koichi Shimizu	None
Auditor: Satoshi Ito	None
Auditor: Norikatsu Takahashi	None

(C)Status on development of risk management system

As the environment surrounding ACOM Group changes, the risks we face are becoming more complex and diverse, and the enhancement and strengthening of a robust risk-management framework is one of management's most important tasks. Such a framework is crucial for enabling us to understand the risks we face, maintain sound management of our company, keep our earnings stable, and continue to grow the business.

Our core risk-management policy is defined in our Business Risk Management Regulations. We are also clarifying the risks we need to manage, the departments responsible for managing them, and the risk-management techniques that should be adopted. In addition, we have also entrusted overall responsibility for risk management to the Corporate Management Department, which is tasked with the centralized management of operational risk. These measures demonstrate our commitment to the development of a strong and unified risk-management system.

In regards to our information assets, including our customers' personal information, ACOM has established an Information Security Committee consisting of senior-level executive officers as of April 1, 2005 in order to implement various measures including appropriate security control measures against assumed risks, and to further tighten control on information security.

(Risk-management chart)



Board of Directors
Executive Officers Meeting
Business Ethics Committee
General Risk Management (Corporate Management Dept.)
Legal Risk
Credit Risk
Marketability Risk
Liquidity Risk
Office Work Risk
Information Assets Risk
Accident/Disaster Risk
Legal Dept.
Credit Supervision Dept. No.1
Treasury Dept.
Operation Risk Management Dept.
General Affairs Dept.
Business Ethics (Business Ethics Office)
Each Department
Inspection Dept.

(c) Details of compensation for officers and auditors

Compensation for ACOM's Directors and Statutory Auditors and the Audit Corporation for this term is as follows:

(Details of compensation for ACOM officers)

Total annual compensation for Directors	245 million yen
Total annual compensation for Statutory Auditors	58 million yen
	303 million yen in total

(Details of compensation for Audit Corporation)

Compensation-related audit certificate in accordance with the Auditing Agreement:	50 million yen
Other compensation	51 million yen
	102 million yen (excluding taxes)

(7) Matters related to the Parent Company, etc.

(A) Business names, etc. of the Parent Company, etc.

Business name or name of Parent Company, etc.	Attribute	Percentage of ownership of voting rights held by the Parent Company, etc. (%)	Stock Exchange, etc. under which the Parent Company (etc.)'s stock is listed
Maruito Shokusan, Co., Ltd.	Applicable other company where listed company is the affiliate of the other company	19.72 (2.45)	—
Mitsubishi Tokyo Financial Group, Inc.	Same as the above	15.09 (2.00)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section New York Stock Exchange (U.S.A) London Stock Exchange (UK)
Maruito Shoten Co., Ltd.	Same as the above	2.45 (—)	—
The Mitsubishi Trust and Banking Corporation	Same as the above	1.99 (—)	—
Mitsubishi Securities Co., Ltd.	Same as the above	0.00 (—)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section

(Note) The percentages in ( ) under the Percentage of ownership of voting rights held by the Parent Company, etc. column indicates that of indirect ownership.

(B) Business name or name of entity among parent company, etc., that is considered to have the most influence on ACOM, and the reason.

Business name or corporate name	Reason
Mitsubishi Tokyo Financial Group, Inc.	○ The ownership percentage of voting rights of Mitsubishi Tokyo Financial Group, Inc. in ACOM is 15.09% in total, together with percentages of its subsidiaries, The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd. ○ One of Mitsubishi Tokyo Financial Group, Inc.'s Directors concurrently holds an outside director position at ACOM. ○ ACOM and Mitsubishi Tokyo Financial Group, Inc. engage in a business alliance in the retail field.

(C) ACOM's position in relation to the Group Companies of the Parent Company, etc. and ACOM's relationships between the Parent Company, etc. and other listed companies

(a) ACOM's position in relation to the Group Companies of the Parent Company, etc.

Mitsubishi Tokyo Financial Group, Inc. owns 15.09% of voting rights in ACOM, together with its subsidiaries, The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd. One of MTFG's directors concurrently holds an outside director position at ACOM, and ACOM is an MTFG affiliate in terms of application of the equity method.

The aims of ACOM's business tie-up with MTFG are to boost revenue by strengthening and enhancing our competitiveness in the consumer finance market within retail business, and to contribute to the sound development of Japan's consumer finance market. A capital alliance between the two companies is also in place in order to maintain an even closer and more comprehensive business tie-up for a long time.

The independence of ACOM's business management is ensured through establishment of the corporate governance system described in the section of "(6) Basic idea concerning corporate governance and status of its execution", which enables us to independently engage in business operations and business management decision making.

(b) ACOM's relationships between the Parent Company, etc. and other listed companies

Maruito Shokusan Co., Ltd. engages in real estate leasing business, and Kyosuke Kinoshita, Chairman of ACOM is the President of Maruito Shokusan Co., Ltd; Shigeyoshi Kinoshita, President & CEO of ACOM is the managing director of Maruito Shokusan Co., Ltd.; Maruito Shoten Co., Ltd. is a subsidiary of Maruito Shokusan Co., Ltd.; Neither Maruito Shokusan Co., Ltd. nor Maruito Shoten Co. Ltd. has a business relationship or transactions with ACOM.

(D) Matters related to transactions with the Parent Company., etc.

Please refer to "4. Consolidated financial statements, etc. and (14) Transactions with related parties" in this Brief Statement of Financial Results.

3. Business Results and Financial Position

(1) Business Results

(A)Business Results for this fiscal year

The Japanese economy during this consolidated fiscal year showed somewhat slow pace of recovery, reflected by the sluggish international economy and production activities, together with a moderate recovery in the household sector including employment and income situations.

Under these circumstances, our group adapted a mid-term management policy of "respond appropriately to the change in business environment and develop the business foundation to be fully integrated into society." While maintaining a focus on our core loan business, we spent the period trying to increase the scope of our business and broaden our revenue base in the overall retail financial market by enhancing our financial services, including credit card and installment sales finance businesses as well as our loan guarantee and servicing businesses.

As part of our measures to enhance our organizational strength, we newly established a Retail Strategy Planning Office, with a view to promoting a business alliance with MTFG group, and a Guarantee Business Department, an integrated function of the business alliance, credit screening and management of debt collection, to facilitate the loan guarantee business. In addition, we changed our organizational structure, including an upgrade of the Legal Office to a Legal Department and consolidation of the Marketing Development Department and the Loan Business Management Department. We also closed our 100% owned subsidiary, Acom Economic Research Institute, Inc., and transferred the entire shares of our equity-method affiliate, ASCOT CO., LTD. While improving the efficiency of our group, ACOM and four other companies, MTFG, The Bank of Tokyo-Mitsubishi, Ltd. (hereinafter referred to as "BOTM"), DC Card Co., Ltd. (hereinafter referred to as "DC Card"), The Tokyo-Mitsubishi Cash One Ltd. (change in business name to DC Cash One Ltd.; hereinafter referred to as "DC Cash One") announced a basic agreement regarding their "Combination of Operations and Reorganization to Strengthen the Consumer Finance Business." Based on the agreement, we underwrote shares of DC Cash One through a capital increase and acquired DC Card shares in order for both ACOM and DC Card to concentrate our strong position in DC Cash One to strengthen and propel the consumer finance business. Moreover, we acquired shares of DC Card to strengthen the business combination of ACOM and DC Card. As a result, DC Cash One became our consolidated subsidiary instead of our equity-method affiliate, and DC Card became our new equity-method affiliate. As part of our effort to expand our business into the consumer credit market in Asia, we also acquired the entire shares of MTB Capital Co., Ltd. (change in business name to "AC Ventures Co., Ltd.") to enter the venture capital business. We also formed a business tie-up with "Chinatrust Commercial Bank", whose head office is located in Taipei, Taiwan, to provide support for unsecured card loans in Asia.

With respect to our business alliance with MTFG group in the area of retail business, we will continue our existing loan business in DC Cash One while preparing to enter into new contracts for such as guarantee service with respect to the cards issued by BOTM, processing service, and call center service by providing expertise and personnel to DC Cash One.

Under these circumstances, we recorded a consolidated operating income for this fiscal year of 433.965 billion yen (a decrease of 0.2% year on year), operating expenses of 289.604 billion yen (a decrease of 7.9% year on year), income before extraordinary items of 143.347 billion yen (an increase of 20.7% year on year), and a net income of 81.533 billion (an increase of 15.9% year on year).

We consolidated headquarters functions and moved our head office in December 2004 to further enhance departmental collaboration as well as promote operational efficiency. We will continue our efforts toward low-cost operation and greater efficiency.

(a) Loan business

Our loan business forms the core of the group's activities, and our goal is to offer a service that accurately reflects changing market conditions. To this end, we focused our efforts on improving services to customers and expanding new application channels by promoting a business tie-up with the customer support department and the sales office, optimizing the location of outlets, and trial implementation and development of our QUICK MUJIN (simple-type automatic loan application machines).

With respect to credit management, we have taken concerted actions for improvement and strict control of our loan portfolio, including toughening up credit screening, developing nationwide counseling activities specializing in consultation on payment, and further improving the counseling business. Consequently, the ratio of bad debt write-offs only reached 6.05%, a decrease of 0.33% from the previous fiscal year.

After entering into an agency agreement with ACOM, DC Cash One has expanded its over-the-counter operation by setting up DC One customer desks at our 21 branches, and is further promoting the ATM network through collaboration with financial institutions with a view toward improving customer efficiency. We will further enhance our alliance with DC Cash One to optimize the synergy effect.

The business result for SIAM A&C CO., LTD. (business name was changed to "EASY BUY Public Company Limited" on

April 1, 2005), a company developing financial services in Thailand, has been expanding with a focus on loan business. The consolidated balance of outstanding loans receivable amounted to 1,680.184 billion yen (an increase of 3.5% year on year), an increase of 57.029 billion yen during this fiscal year, due to DC Cash One becoming a consolidated subsidiary. Interest on loans receivable was 380.272 billion yen (a decrease of 1.0% year on year).

(b) Credit card business and installment sales finance business

In the credit card business, in addition to continuing to promote the ACOM MasterCard that can be issued instantly through automatic issuing machines linked with our MUJINKUN, we started issuing the credit cards of five new affiliated companies, including "Teruru CLUB MasterCard" and "Livian Club MasterCard".

In our installment sales finance, we concentrated our efforts to promote sales at the national level by establishing a Yokohama business office and 8 new offices located in the major cities. In addition, we strengthened our tie-up effort with JCK CREDIT CO., LTD., a wholly owned subsidiary, to increase the number of new participating stores. Despite these efforts, the volume of sales was lower than that of the previous fiscal year.

On a consolidated basis, the balance of installment receivable dropped by 51.521 billion yen during the period to 176.778 billion yen (a decrease of 22.6% year on year). The fees from the credit card and installment sales finance businesses totaled 22.093 billion yen (a decrease of 20.6% year on year).

(c) Loan guarantee business

With regard to the loan guarantee business, in June last year, we strengthened the promotion system for the loan guarantee business through the launch of the Guarantee Business Department as a centralized unit responsible for business tie-up function, credit screening functions and managing functions of guaranteed loans in arrears. At the end of this fiscal year, the balance of guaranteed loans receivable was 78.015 billion yen. As a result, fees from credit guarantees were 6.871 billion yen (an increase of 52.6% year on year), and operating income of the loan guarantee business which includes consignment fees of loan guarantee business stood at 7.627 billion yen (an increase of 51.4% year on year).

(d)Loan servicing business

We launched our loan servicing business via an equity stake in IR Loan Servicing, Inc. The main activity of the business is the purchase of loans, but it is expanding its horizons by entering other businesses: loan servicing agent service, temporary staffing, back-up servicing, corporate revitalization services, etc..

For this fiscal year, the collection of purchased receivables was 7.757 billion yen (an increase of 271.5% year on year). The operating income of loan servicing business, which includes items such as consignment fees, was 8.762 billion yen (an increase of 214.5% year on year).

(e) Others

While focusing on our effort to generate revenue through loan guarantee business and promote entrusted call center functions business from tie-up partners, we established our wholly owned subsidiary, "RELATES CO., LTD." (the corporate name changed on January 18, 2005 from "AVRS CO., LTD."), which started its operation in March of this year.

We will continue our effort to provide better services and expand our business scope through the alliance with the loan guarantee business, and further strengthen the call center contract business by such as providing support to our loan guarantee partners as well as obtaining new business opportunities from these partners.

(B) Forecast for the next full fiscal year

For the next full financial year, we anticipate facing a continued difficult economic environment due to slow business recovery, rapid aging of the population due to the declining birthrate, diversification of consumer needs, and new entries from other business sectors. However, our group is working together and committed to extending the scope of our operations and to winning the trust and satisfaction of customers as their "Best Life Partner" in accordance with our current year corporate strategy.

For the next full fiscal year, we are forecasting a consolidated operating income of 440.9 billion yen (an increase of 1.6% year on year), income before extraordinary items of 146.7 billion yen (an increase of 2.3% year on year) and a net income

(2) Financial situation

At the end of this fiscal year, our total assets had increased by 1.945 billion yen compared with the end of the previous consolidated financial year. Shareholders' equity increased by 166.594 billion yen and shareholders' equity ratio increased 8.0 points to 41.6%.

The increase/decrease in total assets breaks down into mainly a decrease of 4.265 billion yen in current assets and an increase of 6.21 billion yen in fixed assets. The decrease in current assets is attributable to an increase of 57.029 billion yen in outstanding loans receivable as a result of DC Cash One's consolidation as a subsidiary, a decrease of 51.521 billion yen in installment sales receivable due to decreased installment sales finance business, and a decrease of 20.151 billion yen in short-term loans. The increase in fixed assets attributes increased investment in securities by 7.02 billion yen, including DC Card's stock purchase.

Total liabilities declined by 168.413 billion yen. Chief factors were a 166.344 billion yen drop in interest-bearing liabilities such as loans and bonds, a fall of 7.839 billion yen in deferred income on installment sales.

Regarding shareholders' equity, the issuance of new shares via the third-party allocation led to a 93.1 billion yen of capital injection from MTFG in April and we have added 46.55 billion yen into our common stock and capital surplus respectively. The transfer of our treasury stock to MTFG led us to include a 4.135 billion yen of net gain on disposal of treasury stock in capital surplus. In addition, we disposed treasury stock of 7.297 billion yen and repurchased our shares with total purchased value of 6.999 billion yen.

(A) Cash flows

Our consolidated holdings of cash and cash equivalents (cash) recorded a drop during this consolidated fiscal year of 12.953 billion yen to end the period at 145.92 billion yen. Details of the different cash flows and the reasons for these flows are given below.

(Cash flows from operating activities)

Our operations generated net cash of 141.014 billion yen. Net income before income taxes was 140.388 billion yen and there was a decrease in the allowance for bad debts of 4.785 billion yen. Among factors increasing cash was a 51.405 billion yen drop in the balance of installment sales receivable. Factors reducing cash included a drop of 7.826 billion yen in deferred income on installment sales, a increase of 6.33 billion yen in inventories and 48.52 billion yen in income tax payments.

(Cash flows from investing activities)

Net cash used in investing activities amounted to 17.35 billion yen. This principally consists of 9.316 billion yen in the purchase of investment securities such as stock in DC Card, and 6.819 billion yen in the acquisition of tangible fixed assets, mainly due to the purchase of new ATMs to handle new bank notes.

(Cash flows from financing activities)

Financing activities registered a net cash outflow of 136.508 billion yen. One of the primary reasons was that the repayment of loans and the redemption of bonds exceeded new bond issuance by 220.56 billion yen. This was tempered, however, by a 92.625 billion yen inflow from the issue of new stock to MTFG, a 11.423 billion yen inflow from the gain on disposal of treasury stock, a 12.891 billion yen of outflow from dividends payment, and a 7.007 billion yen of outflow from repurchase of our shares.

(B) Cash flow forecast for the next fiscal year

We anticipate that our operating activities will generate net cash of 68.3 billion yen during the next consolidated fiscal year, reflecting the business plan with focus on loan business and installment sales finance business.

Investing activities are expected to use net cash of 8.8 billion yen, reflecting plans of capital expenditure such as outlets-related equipment to expand our outlets network. Financing activities are forecasted to use net cash of 66.3 billion yen, reflecting the decrease of liability with interest, etc. We are therefore predicting that our holdings of cash and cash equivalents will end the financial year 6.8 billion yen lower than they were a year earlier.

(3) Risks relating to business

The following statement regarding business-related risks is the list of items that may bring potential risks to our group's operation based on our assumptions and views as of the submission date of the financial statements. In addition, in view of providing disclosure to investors, we will include risks that may possibly not be associated with our operation.

However, the following risks do not include all the potential risks. With future changes in the economic conditions and environment regarding the consumer finance industry, there may be new risks that arise from various uncertainty factors.

(A) Issues related to our business

(a) Maintain the level and the growth rate of profitability

Whether or not we can maintain the level and the growth rate of profitability equivalent to our past business performance depends on various factors including those listed below.

1. Change in overall consumer finance market.
2. Growth rate of the number of customer accounts and average balance.
3. Decrease in the maximum interest rate chargeable by loan business and change in legal framework concerning the consumer finance industry.
4. Fluctuation in the average contracted interest rate received from clients in the loan business.
5. Competition with other competitors.
6. The rate of default by the customers.
7. Our credit screening ability with regard to our customers, based on a credit database.
8. Overall Japanese economic conditions.
9. Our maximum amount of borrowing available through financing and our financing costs.
10. The level of our advertising, personnel and other expenses.

(b) Business Results

We are focused on promoting efficiency for the customer, including the introduction of automatic contract machines, prompt ACOM MasterCard issuance, and expansion of the ATM and cash dispenser network mainly for financial institutions. Moreover, we are formulating activities such as branding and public relations in the mass media in order to improve our corporate image. As a result, we have achieved satisfactory results regarding new customer acquisition and the outstanding loan balance.

Our group achieved increases in both sales and profit until the fiscal year ended March 2002. However, due to a prolonged economic slump, the economic conditions deteriorated to where unemployment rate remained high and personal income decreased. As a result, our profit decreased for two consecutive terms, in the fiscal periods ending March 2003 and March 2004, caused by the increased legal proceedings related to bad debt write-offs, including personal bankruptcies and civil rehabilitation proceedings, which resulted in a higher write-off expense. During the fiscal year, with the moderate recovery in personal income, we have achieved an increase in profit for the first time in three years, which is attributed to a drastic decrease in write-off expenses due to decreased personal bankruptcies.

We will make our efforts to respond swiftly to changes in the business environment and promote efficiency through cost reduction while strengthening credit screening and counseling functions. However, our performance may be influenced by factors such as changes in the Japanese economic conditions, consumer finance market, and the competitive situation.

(B) Legal restrictions

Loan business (consumer finance business), as our group's core activity, is governed by the following laws: Regulation of Moneylending Business Law (hereinafter referred to as "RMBL") and the Acceptance of Contributions, Money Deposits, and Interest Law (hereinafter referred to as "ACMI"). Our credit card business and installment sales business are governed by the Law Concerning Installment Sales (hereinafter referred to as "LCIS"). The aforementioned laws govern each business, in all aspects of operation.

(a) Regulations regarding RMBL and LCIS

With respect to loan business, the RMBL requires registration of moneylenders, issue of a written receipt for each payment of principal and interest on the loan, and the return of loan certificates to borrowers. It also regulates excessive marketing and collection activities. Administrative punishments or penalties are imposed for violations of each of the provisions. The LCIS requires a description of the terms and conditions of the transaction, the issue of a written document, and prevention of excessive purchase beyond paying capacity. A penalty will be imposed on failures to comply with the provisions. In the event that part of our business needs to be restricted due to changes in our business rules following amendment of the laws, our loan business and installment sales business and the overall performance may be adversely affected.

(b) Regulation regarding lending rates

The maximum interest rate chargeable by our group is regulated by ACMI. Under the current ACMI, a moneylending company is prohibited from entering into a loan agreement with, or receiving, an interest rate exceeding 29.2% per annum. According to the law, this maximum interest rate may be "reviewed and modified at the end of the three-year period (January 2007) following enforcement of the amended RMBL and ACMI, taking into consideration the capital requirements and other economic and financial situations and the moneylending company business practice of setting interest rates according to the financial strength or credit status of those in need of funds."

The interest rates charged by our corporate group in all of our loan products are lower than the ACMI interest rate ceilings. If, however, the maximum interest rates under the ACMI should be reduced below the current interest rates charged by our corporate group, the performance of, and income from, our loan business may be adversely affected.

Article 1, Section 1 of the Interest Rate Restriction Law (hereinafter referred to as "IRRL") specifies that, under contract of cash loan for consumption, the portion of interest that is higher than the interest rate ceiling (If the principal is less than 100 thousand yen, the interest is 20% per annum. From 100 thousand yen up to 1 million yen, 18% per annum. From 1 million yen, 15% per annum) is deemed invalid. Section 2 of the above Article stipulates that in the case wherein the debtor voluntarily pays the portion of interest in excess of the interest ceiling as specified above, he/she cannot claim reimbursement of the said interest. According to Article 43, given that the written document is issued at the inception of the contract as prescribed by law and that the payment of interest fulfills the condition set forth herein, the interest is deemed to be reimbursable, notwithstanding the provisions in Article 1, Section 1 of IRRL.

A portion of the maximum interest rate chargeable by our group exceeds the interest rate ceilings specified in IRRL. In the event that our customers (including agents such as lawyers) apply for a court-mandated rehabilitation or personal bankruptcy, they may deny the payment of the portion exceeding the interest rate ceiling, or seek reimbursement of the said portion that has already been paid to our company. There are an increasing number of cases every year where our group writes off such debts or reimburses such portion of the interest. In addition, there is a possibility that the number of customers who deny payment of such portion of excess interest may increase in the future.

(c) Administrative Guidelines

In accordance with RMBL, in cases where loan or guaranty contracts are signed and loans are extended, our group is obliged to promptly provide customers, either borrowers or guarantors, with a written document containing prescribed items concerning the loan terms. Prior to June 2000, when the loan agreement or guaranty agreement was executed, the description of the terms and the conditions of the transaction in the written document, which is issued to the borrower, did not need to be restated on the individual loan transaction or repayment thereinafter referred to. However, the "Administrative Guideline" was amended on June 1, 2002 as follows: "In the event that a nonexclusive agreement is completed or the loan is executed based on the said nonexclusive agreement, the written document should be provided to each party respectively for the purpose of disclosing the content of the transaction. Moreover, such documents should be primary, concrete or specific so that the debtor can properly understand the details of his/her personal debt and they can be used for planning the debtor's repayment." There are two interpretations of the contract. The first is, "When a customer obtains a loan from an ATM or manned office, the prompt provision, including prompt mailing, of a document containing legally prescribed items to the customer is required each time (regardless of the fact that the information is included in the original document issued at the execution of the contract)." The other interpretation of the contract is described as follows: "A written document containing legally prescribed items can be consolidated with other documents if some items which are not recorded in the primary written document can be substituted by other documents. In such case, multiple written documents can be items are clearly defined in each document. "

The first interpretation may apply in court. In such case, we need to change the current procedure for obtaining loans from an ATM of affiliated financial institutions. Currently, we provide the customer with a document containing legally prescribed items by postal mail before or after a loan is taken out from our affiliated ATMs upon customer request. However, in order to fulfill the requirements in the Administrative Guidelines based on the first interpretation, we need to modify all the software or hardware in affiliated ATMs or provide each customer with the relevant documents promptly after the loan is obtained from an ATM. If modification of affiliated ATMs is required, it would impose a great financial burden on our company.

According to regulations of the Financial Services Agency, in a case where our group does not fulfill our obligation to provide written documents, we can be punished through partial or complete suspension of business activities. Moreover, the FSA is authorized to prohibit us from the use of ATM of affiliated companies as well as cancel our registration as a moneylending business. In the event that such actions are taken by the FSA, our overall performance and financial condition may be adversely affected.

(C) Financing

(a) Financing

Our corporate group primarily secures the necessary money for operations and debt repayments not only through cash provided by operating activities, but also through financing activities consisting of borrowings from financial institutions including banks and insurance companies and direct financing from capital markets, including bond issues. As of the end of this fiscal period, 51% of our corporate group's outstanding interest-bearing debt is resourced from the top 10 lender banks and other financial institutions (excluding those from syndicated loans). While our corporate group has steadily diversified its funding resources in recent years, there is no assurance that the existing main banks and lenders to our corporate group will not change the current lending policy toward us due to a potential reorganization of financial groups in Japan or other factors. Furthermore, there is no assurance that capital markets will be always available as a reliable financing resource in the future.

Our corporate group has not experienced remarkable difficulties in raising money in recent years, however in a case wherein our company's credit rating is downgraded by a credit rating agency, it might cause an increase of interest costs and have an negative effect on our fund raising capability in both public and private placement bond markets. Such events would consequently have a significant influence on our business performance.

(b) Borrowing rate of interest

While our borrowing interest rates may fluctuate due to the market environment or other factors, the maximum lending interest rate is limited to 29.2% according to the rules stipulated by the Investment Deposit and Interest Rate Law, irrespective of fluctuations in borrowing interest rates.

In order to minimize interest-rate risk, our corporate group takes measures including the use of interest cap and interest rate swap contracts to mitigate the possible influence of interest-rate fluctuation or other factors in accordance with the principle of securing 80% or more of fixed interest rate based debt among the total debt. However, a possible rising of interest rates might have a negative impact on our business performance in the future.

(D) Allowance for bad debts

In respect of loans receivable and installment sales receivable constituting a majority of total assets of our corporate group, we set up an allowance for bad debts based on the conditions of borrowers and the estimates of pledged collateral value as of the end of this consolidated fiscal period.

An increase of payment delays and uncollected loans receivable might occur due to future changes in economic conditions, market environment and social structure in Japan, as well as a potential increase in the number of individuals (including loan customers of our corporate group) pursuing remedies under the guardianship of the laws by a revision of legal systems including he Bankruptcy Act, the Law Concerning Specific Conciliation, the Civil Rehabilitation Law and the Judicial Scrivener Law. For these reasons, an increase of allowance for bad debts may cause a negative effect on the business performance of our corporate group.

(E) Problem of Multiple Debtors

For the purpose of addressing the problem of debtors who take out heavy loans or credit-card loans from multiple consumer credit companies, the "Liaison group of consumer finance companies" announced five urgent tasks constituting "Promotion of consumer enlightenment activities", "Improvement of counseling functions for consumer loan customers", " Further rigorous credit administration", "Review of advertising expressions" and "implementation of disclosure." The group has been taking a serious approach to solve the problems of individual bankruptcies and heavy debtors, as seen by the "Japan Consumer Counseling Fund" which was founded by the leadership of the group on June 13, 1997 with an aim to improve the counseling function. Moreover, our corporate group has been striving to prevent an increase of heavy debtors and the occurrence of unrecoverable loans by implementing a review of personal credit data, obtained from a personal credit information agency on a regular basis, for the determination of initial and subsequent credit limits for each individual.

In a case wherein the number of multiple debtors increases due to the future changes in economic conditions and market environment in Japan or other factors, an increase of the allowance for bad debts may cause a negative effect on business performance of our corporate group.

(F) Information System

For the purpose of creating new business, supply of services to customers and business management, etc., our corporate group is dependent on and has increased its reliance on internal and external information and technical systems. Many of new loan customers are apt to open a loan account through the "MUJINKUN" automatic contract machines of our company, and they mostly prefer to access each loan account through ATMs installed by our company and affiliated consumer loan facilities' ATMs to enjoy the services.

Our corporate group is further increasing reliance on cutting-edge software, systems, and networks for managing the various components constituting the retail branch network, customers and account data. Our company is diversifying operational risk so that we will be able to avoid the negative impact from potential damage or discontinuation of running hardware and software arising from artificial mistakes, natural disasters, power blackouts and similar events, or pauses in support services from third parties, including carrier and Internet provider. However, such turmoil, breakdown, delay or other disorders of information or technical systems might deteriorate consumer reliance through a reduction in the number of new customers opening accounts by or an increase in the number of payment delays on unpaid balances, and consequently such events may cause a negative effect on the business performance of our corporate group.

In addition, our company has a backup center for the payment and settlement system, with the intent to avoid any occurrence of business discontinuation, however it might be possible for our company's business to be suspended in the event of a natural disaster such as earthquake or flood.

(G) Personal Information

Upon the full enforcement of the "Law Concerning the Protection of Personal Information" from April 1, 2005, our group's main subsidiaries, including our company, have become regarded as businesses handling personal information as defined by the law. In the management of personal information including customer information on our corporate group, we formulate thoroughgoing safety measures for physical security, including management when entering and leaving a computer center, and for information security, such as controlling access to computer systems.

However, when private information is disclosed to other people for any reason whatsoever, the bad effect might not be limited to a worsening of business performance arising from a decline in the reputation of our group or compensation for damages. In the case of a violation of regulations as a business handling personal information, our company shall be subject to recommendations, orders and provisions.

(H) Business and capital tie-up with Mitsubishi Tokyo Financial Group, Inc.

In April 2004, our company entered into a business and capital alliance agreement with Mitsubishi Tokyo Financial Group, Inc. In case of future changes in the legal system for banks, including a Banking Law change, it might be possible that restrictions shall be applied to certain business areas currently available to our company, its subsidiaries or affiliate companies when a certain ratio or more of total outstanding shares of our company is held by the bank.

Moreover, when another company competing with us in the same business field concludes a similar business and capital alliance agreement with a bank or financial institution, the competition with our group is expected to be keener according to such contractual coverage.

(I) Investment

Our corporate group has so far increased investments in new businesses including the establishment of joint venture new markets in addition to the expansion of our share in the consumer loan market. Since the prospect for profits obtained from such investments is uncertain, there is no assurance that our corporate group will be able to set up or expand new joint businesses successfully.

In addition, our corporate group makes a regular review of the profitability and potential growth of each business. It might be possible that such review will make us withdraw from new joint businesses or will decrease human or visible resources allocated to such businesses in the future. In the case wherein a joint business falls short of its profit target, there is a risk that our corporate group will not be able to recoup its existing investments.

(J) Significant Dispute Cases

As of the end of this fiscal period, our company faces a significant pending litigation as an accused in a class-action lawsuit. In this case, the complaint requests us to refund the price paid to a participating store (one company) for goods and services related to our installment sales finance business.

Although the aggregate amount claimed in the case does not have a significant impact on the business performance of our corporate group, it might be possible that similar lawsuits would happen successively and such occurrence could have an impact on the creditworthiness of our corporate group from now on.

(K) Disposal of shares of our company held by Kyosuke Kinoshita, Chairman, Shigeyoshi Kinoshita, President & CEO and the family members, etc.

As of March 31, 2005, Kyosuke Kinoshita, Chairman of our company and Shigeyoshi Kinoshita, President & CEO of our company, in conjunction with the family members and associated companies, own approximately 40% of the total outstanding shares of our company. If these stockholders dispose of a part of their stockholdings at this point, there is a possibility that the stock price of our company will receive a negative effect from an increased excess supply of our stocks in the market.

(L) Shares of our company held by Kyosuke Kinoshita, Chairman, Shigeyoshi Kinoshita, President & CEO, and the family members, etc.

Since the Kinoshita Family and its relatives own or control approximately 40% of the total outstanding shares of our company, they may assert a dominant influence on important decision-making which will impact the business activities of our company, including significant business transactions such as transfer of the controlling stake in our company, restructuring of business operations, investment in other businesses or assets, or the terms and conditions of future financing.

(M) Impairment of Fixed Assets

As of the end of this consolidated fiscal period, our corporate group possesses 52,037 million yen worth of tangible fixed assets, which are mainly composed of buildings and structures (19,538 million yen), land (17,562 million yen), and equipment and fixtures (14,918 million yen).

Our corporate group has made an early adoption of "Impairment Accounting Standard on Fixed Assets" in this consolidated fiscal period, and, consequently, when there is impairment, for example, by a fluctuation of land prices in the future, impairment losses shall be charged.

(N) Deregulation

As the legal regulations currently governing the consumer loan industry have become tightened further, including the revision of Moneylending Control Law on January 16, 2004, and a drastic change in market share is not expected by new entrants from outside the industry, we do not expect that new entrants from outside the industry will make a significant change in market share and have an impact on the business performance of our corporate group in the foreseeable future.

However, when the regulations are relaxed from now on, a new situation of competition might occur in the consumer loan industry, and, in this case, it will have an impact on the business performance of our corporate group.

4.Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2004)		This consolidated fiscal year (As of March 31, 2005)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
(Assets)						
I. Current assets	1,964,018	94.6	1,959,752	94.3	(4,265)	(0.2)
Cash and time deposits	77,930		85,126		7,196	9.2
Trade notes and accounts receivable	499		561		62	12.4
Loans receivable	1,623,154		1,680,184		57,029	3.5
Installment receivables	228,299		176,778		(51,521)	(22.6)
Marketable securities	1,146		525		(621)	(54.2)
Inventories	12,362		18,696		6,334	51.2
Deferred tax assets	47,804		39,775		(8,028)	(16.8)
Short-term loans	80,996		60,844		(20,151)	(24.9)
Other current assets	24,768		25,007		238	1.0
Allowances for bad debts	(132,945)		(127,747)		5,197	(3.9)
II. Fixed assets	111,370	5.4	117,581	5.7	6,210	5.6
Tangible fixed assets	53,264	2.6	52,037	2.5	(1,226)	(2.3)
Buildings and structures	19,642		19,538		(103)	(0.5)
Vehicles and delivery equipment	6		17		10	172.2
Equipment and furniture	14,773		14,918		145	1.0
Land	18,841		17,562		(1,279)	(6.8)
Intangible fixed assets	1,446	0.1	1,385	0.1	(61)	(4.2)
Leasehold	274		220		(54)	(19.7)
Telephone rights	1,112		1,114		1	0.1
Other intangible fixed assets	58		50		(8)	(14.5)
Investments and other assets	56,660	2.7	64,158	3.1	7,498	13.2
Investments in securities	33,475		40,495		7,020	21.0
Long-term loans	1,068		1,034		(34)	(3.2)
Deferred tax assets	1,044		1,061		16	1.5
Guaranty money deposited	10,406		10,341		(64)	(0.6)
Prepaid pension expenses	1,924		1,577		(346)	(18.0)
Other investments	11,146		12,433		1,287	11.5
Allowance for bad debts	(2,404)		(2,784)		(379)	15.8
Total Assets	2,075,389	100.0	2,077,334	100.0	1,945	0.1

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2004)		This consolidated fiscal year (As of March 31, 2005)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
(Liabilities)						
I. Current liabilities	428,456	20.7	470,050	22.6	41,593	9.7
Notes and accounts payable	5,221		6,080		859	16.5
Short-term loans	21,779		36,170		14,390	66.1
Current portion of long-term loans	292,375		271,250		(21,125)	(7.2)
Commercial paper	–		20,000		20,000	–
Current portion of bonds and notes	40,000		70,640		30,640	76.6
Accrued income taxes	26,922		28,592		1,669	6.2
Deferred tax liabilities	2		0		(2)	(96.3)
Allowance for loss on guaranteed loans receivable	1,865		1,558		(307)	(16.5)
Deferred income on installment sales	25,671		17,831		(7,839)	(30.5)
Other current liabilities	14,619		17,927		3,308	22.6
II. Fixed liabilities	948,830	45.7	738,824	35.6	(210,006)	(22.1)
Straight bonds	255,720		205,000		(50,720)	(19.8)
Long-term loans	684,696		525,166		(159,529)	(23.3)
Deferred tax liabilities	2,393		3,151		758	31.7
Allowance for employees' retirement benefits	281		257		(23)	(8.5)
Allowance for directors' and corporate auditors' retirement benefits	977		847		(130)	(13.3)
Other fixed liabilities	4,761		4,401		(360)	(7.6)
Total liabilities	1,377,287	66.4	1,208,874	58.2	(168,413)	(12.2)
(Minority interests in consolidated subsidiaries)						
Minority interests in consolidated subsidiaries	935	0.0	4,699	0.2	3,764	402.5
(Shareholders' equity)						
I. Common stock	17,282	0.8	63,832	3.1	46,550	269.3
II. Capital surplus	25,772	1.2	76,458	3.7	50,685	196.7
III. Earned surplus	661,536	31.9	730,168	35.1	68,632	10.4
IV. Securities valuation adjustment	5,823	0.3	6,392	0.3	568	9.8
V. Foreign currency translation adjustments	(2,150)	(0.1)	(2,290)	(0.1)	(140)	6.5
VI. Treasury stock	(11,099)	(0.5)	(10,801)	(0.5)	297	(2.7)
Total shareholders' equity	697,166	33.6	863,760	41.6	166,594	23.9
Total liabilities, minority interests, and shareholders' equity	2,075,389	100.0	2,077,334	100.0	1,945	0.1

(2) Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)		This consolidated fiscal year (From April 1, 2004 to March 31, 2005)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
I. Operating income	434,968	% 100.0	433,965	% 100.0	(1,002)	% (0.2)
Interest on loans receivable	384,284		380,272		(4,011)	(1.0)
Fees from credit card business	5,808		6,197		389	6.7
Fees from installment sales finance business	22,029		15,895		(6,133)	(27.8)
Fees on guaranteed loans receivable	4,503		6,871		2,367	52.6
Collection of purchased receivables	2,088		7,757		5,668	271.5
Other financial income	20		20		(0)	(0.1)
Sales	7,970		8,256		286	3.6
Other operating income	8,263		8,693		430	5.2
II. Operating expenses	314,577	72.3	289,604	66.7	(24,972)	(7.9)
Financial expenses	26,910	6.2	22,534	5.2	(4,375)	(16.3)
Cost of purchased receivables	1,317	0.3	5,254	1.2	3,936	298.8
Cost of sales	4,934	1.1	5,220	1.2	285	5.8
Other operating expenses	281,414	64.7	256,594	59.1	(24,819)	(8.8)
Operating profit	120,391	27.7	144,361	33.3	23,970	19.9
III Non-operating income	1,297	0.3	1,454	0.3	157	12.2
Interest income	204		215		10	5.3
Dividends received	168		246		78	46.7
Gains on sale of securities	67		15		(52)	(77.3)
Rent from Company's residence	471		486		15	3.3
Other non-operating income	385		490		105	27.3
IV. Non-operating expenses	2,915	0.7	2,468	0.6	(446)	(15.3)
Interest expenses	23		15		(8)	(34.1)
Stock issue expenses	–		477		477	–
Loss on investments in equity-method	2,716		1,801		(915)	(33.7)
Loss on investments in investing business association	67		61		(6)	(9.4)
Other non-operating expenses	106		112		5	5.4
Income before extraordinary items	118,773	27.3	143,347	33.0	24,574	20.7
V. Extraordinary income	3,331	0.8	142	0.1	(3,188)	(95.7)
Gains on sale of fixed assets	2		1		(1)	(64.4)
Gains on sales of investment in marketable securities	379		126		(253)	(66.7)
Gains on maturity of Investment trusts	15		14		(0)	(5.4)
Net gain on termination of welfare pension plans	2,933		–		(2,933)	–
VI. Extraordinary losses	1,771	0.4	3,101	0.7	1,329	75.1
Loss on sale of fixed assets	297		66		(230)	(77.6)
Loss on disposal of fixed assets	603		1,037		433	71.9
Impairment loss	–		1,383		1,383	–
Lose on sale of investments in securities	–		128		128	–
Loss on revaluation of investments in marketable securities	341		353		12	3.7
Loss on liquidation of investment in trusted real property	241		78		(163)	(67.6)
Other extraordinary losses	288		53		(234)	(81.5)
Income before income taxes	120,332	27.7	140,388	32.4	20,055	16.7
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	55,533	11.4	49,777	13.4	(5,756)	17.5
Deferred income taxes	(6,048)		8,367		14,415	
Gain (loss) on minority interests in consolidated subsidiaries	528	0.1	710	0.2	181	34.4
Net income	70,319	16.2	81,533	18.8	11,214	15.9

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004) Amount		This consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount	
Capital surplus				
I. Capital surplus at the beginning of the fiscal year		25,772		25,772
II. Increase in capital surplus				
Increase in capital stock	–		46,550	
Net gain on disposal of treasury stock	–	–	4,135	50,685
III. Capital surplus at the end of the fiscal year		25,772		76,458
Earned surplus				
I. Earned surplus at the beginning of the fiscal year		606,622		661,536
II Increase in earned surplus				
Net income	70,319	70,319	81,533	81,533
III Decrease in earned surplus				
Dividends	11,593		12,865	
Directors' bonus	40		35	
Retirement of treasury stock	3,771	15,405	–	12,901
IV Earned surplus at the end of the fiscal year		661,536		730,168

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Change
	Amount	Amount	Amount
I. Operating activities:			
Income before income taxes	120,332	140,388	20,055
Depreciation and amortization	5,245	5,234	(10)
Impairment loss	–	1,383	1,383
Amortization of consolidation adjustment account	–	981	981
(Decrease) increase in allowance for bad debts	22,812	(4,785)	(27,598)
(Decrease) increase in allowance for loss on guaranteed loans receivable	1,391	(307)	(1,698)
Decrease in allowance for employees' retirement Benefits	(3,389)	(23)	3,366
Decrease in allowance for directors' and statutory auditors' retirement benefits	(93)	(141)	(48)
Non-operating interest and dividends income	(372)	(462)	(89)
Gain on sales of marketable securities	(67)	(15)	52
Non-operating interest expense	23	15	(8)
Amortization of bond discount	384	–	(384)
Amortization of bond issue expenses	232	142	(90)
Amortization of stock issue expenses	–	477	477
Loss on foreign currency exchanges	47	11	(35)
Loss on investments in equity-method	2,716	1,801	(915)
Loss on sales of tangible fixed assets	294	65	(229)
Loss on disposal of tangible fixed assets	603	1,037	433
(Gain) loss on sales of investments in securities	(379)	2	381
Loss on revaluation of investments in marketable securities	341	353	12
Loss on liquidation of investment in trusted real property	241	78	(163)
Increase in notes and accounts receivable	(6)	(62)	(55)
Decrease in loans outstanding	36,945	2,064	(34,880)
Decrease in installment sales receivables	51,338	51,405	66
Increase in inventories	(4,023)	(6,330)	(2,307)
Decrease (increase) in other current assets	(291)	33	325
Decrease in prepaid pension expenses	756	346	(409)
Increase in notes and accounts payable	293	864	570
Decrease in deferred income on installment sales	(11,952)	(7,826)	4,125
(Decrease) increase in other current liabilities	(432)	2,362	2,794
Bonus paid to directors	(40)	(35)	4
(Decrease) increase in other operating activities	1,607	(17)	(1,625)
Subtotal	224,560	189,042	(35,518)
Non-operating interest and dividends received	389	506	117
Non-operating interest paid	(21)	(14)	6
Income taxes paid	(60,770)	(48,520)	12,250
Cash used in operating activities	164,158	141,014	(23,144)

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Change
	Amount	Amount	Amount
II. Investing activities:			
Additions to time deposit	(2,463)	(57)	2,406
Maturity of time deposit	2,451	78	(2,372)
Purchase of marketable securities	(5)	–	5
Proceeds from sale of marketable securities	254	569	314
Purchase of tangible fixed assets	(2,159)	(6,819)	(4,659)
Proceeds from sale of tangible fixed assets	60	20	(39)
Purchase of investment securities	(4,690)	(9,316)	(4,626)
Proceeds from sale of investment securities	2,404	1,011	(1,393)
Net payments for acquisition of consolidated subsidiaries	–	(576)	(576)
Proceeds from collection of loans	32	34	2
Increase in other investments	(1,671)	(4,954)	(3,282)
Decrease in other investments	383	2,659	2,275
Increase in other investment activities	4	–	(4)
Net cash provided by (used in) investing activities	(5,398)	(17,350)	(11,952)
III. Financing activities:			
Proceeds from short-term loans	38,872	61,782	22,910
Repayments of short-term loans	(46,385)	(71,581)	(25,195)
Proceeds from issue of commercial paper	10,000	20,000	10,000
Payments for redemption of commercial paper	(20,000)	–	20,000
Proceeds from issue of straight bonds	34,767	19,859	(14,908)
Payments for redemption of straight bonds	(63,074)	(40,000)	23,074
Proceeds from long-term debt	350,602	83,478	(267,123)
Repayments of long-term debt	(445,015)	(294,099)	150,916
Proceeds from stock issue by the Company	–	92,625	92,625
Net proceeds from issuance of a subsidiary's stock	85	–	(85)
Gains on disposal of treasury stock	–	11,423	11,423
Payments for purchase of treasury stock	(11,066)	(7,007)	4,059
Cash dividends paid by the Company	(11,592)	(12,864)	(1,271)
Cash dividends paid to minority shareholders	(135)	(27)	108
Decrease in other financing activities	(3,162)	(97)	3,064
Net cash provided by financing activities	(166,105)	(136,508)	29,597
IV. Effect of exchange rate change on cash and cash equivalents	(520)	(109)	411
V. Increase (decrease) in cash and cash equivalents	(7,865)	(12,953)	(5,087)
VI. Cash and cash equivalents at the beginning of the year	166,739	158,873	(7,865)
VII. Cash and cash equivalents at the end of the year	158,873	145,920	(12,953)

(5) Significant Items Relating to the Preparation of Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 17

For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."

Acom Economic Research Institute, Inc., which was a consolidated subsidiary until the prior consolidated fiscal year, was merged into ACOM RENTAL CO., LTD. on April 1, 2004.

DC Cash One Ltd. (formerly, Tokyo-Mitsubishi Cash One Ltd.), which was an equity method-applied affiliate, became a consolidated subsidiary in this consolidated fiscal year as we purchased its stocks through subscription to its third-party allocation on January 31, 2005. As the deemed stock-purchase date is the final date of the consolidated fiscal year, only its balance sheet was used for consolidated financial results, while the statements of income was prepared applying the equity-method.

AC Ventures Co., Ltd. became a consolidated subsidiary in this consolidated fiscal year as we acquired all its shares on March 10, 2005. As the deemed stock-purchase date is the final date of the consolidated fiscal year, only its balance sheet was for consolidated financial results.

(B) Application of the equity-method

Number of equity-method affiliates: 2

For the names of equity-method affiliates, please refer to the section entitles "1. State of Business Group."

ASCOT CO., LTD., which was an equity-method affiliate until the prior consolidated fiscal year, is excluded from equity-method affiliates as ACOM sold all of its holding shares of ASCOT CO., LTD. on April 19, 2004.

Tokyo-Mitsubishi Cash One Ltd. (its current name is DC Cash One Ltd.), which had been an equity method-applied affiliate up to the previous consolidated fiscal year, was excluded from the equity method-applied affiliates in this consolidated fiscal year due to our stock acquisition through subscription to the third-party allocation of new stocks on January 31, 2005.

Furthermore, DC Card Co., Ltd. was included in the equity method-applied affiliates in this consolidated fiscal year due to our stock acquisition as of January 31, 2005, but its statements of income were not consolidated by the equity method as its deemed acquisition date is the final date of this consolidated fiscal year.

CHAILEASE ACOM FINANCE CO., LTD. closes its accounts on December 31, and uses the financial statements as of this date.

(C) Matters relating to fiscal year, etc. of consolidated subsidiaries

Settlement date of the following consolidated subsidiaries end on December 31:

ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
ACOM PACIFIC, INC.
SIAM A&C CO., LTD.
ACOM CAPITAL CO., LTD.
ACOM FUNDING CO., LTD

Consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of significant assets

(1) Marketable securities

Securities held to maturity … Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the fiscal year
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(2) Derivative transactions

Option transaction … Market value
Swap transaction …. Market value

(3) Inventories

Purchased receivables … Cost on an individual specified cost basis

Merchandise

Paintings … Cost on an individual specified cost basis
Others merchandise … Mainly cost based on the last purchase price method

Miscellaneous items … Mainly cost based on the first-in first-out method

(b) Depreciation of significant property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries ... Mainly declining balance method

At overseas consolidated subsidiaries ... Straight-line method

(Depreciable life)

Buildings and structures ... 3 to 50 years

Vehicles and delivery equipment ... 4 to 6 years

Equipment and furniture ... 2 to 20 years

(2) Intangible fixed assets ... Straight-line method

(3) Long-term prepaid expenses ... Amortized in equal installments

(4) Deferred assets

Stock issue expenses ... Entire amount expensed as incurred

Bond issue expenses ... Amortized over the redemption period

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(2) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed loans receivable, the Company makes an allowance as necessary having considered the likelihood of losses at the end of this consolidated fiscal year.

(3) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this consolidated fiscal year.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An Overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

(4) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the financial statements of consolidated companies on which consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for significant lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for significant hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments … Interest-rate swaps agreements and interest-rate caps

Items hedged … Loans with variable interest rates

Currency related derivatives

Hedging instruments … Currency swaps agreements

Items hedged … Loans denominated in foreign currency

(3) Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable ... Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements.

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Matters Relating to Evaluation of Consolidated Subsidiaries' Assets and Liabilities

The market value method applies to the evaluation of consolidated subsidiaries' assets and liabilities, over-all.

(F) Matters Relating to Amortization of Consolidated Adjustment Account

Consolidated adjustment account is amortized in full when occurred because the amount is not significant.

(G) Matters Relating to Treatment of Profit Appropriation, etc.

Consolidated companies' profit appropriation or loss depositions are subject to those that are settled during the relevant consolidated fiscal year.

(H) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Changes in accounting policies

(Accounting standards relating to the impairment of fixed assets)

From this consolidated fiscal year we have applied accounting standards relating to the impairment of fixed assets as defined in the "Written Opinion Concerning the Establishment of Accounting Standards Relating to the Impairment of Fixed Assets" (Business Accounting Council, August 9th, 2002) and "Application Guidelines for the Accounting Standards Relating to the Impairment of Fixed Assets" (Accounting Standards Board of Japan, October 31st, 2003). As a consequence, the figure we have reported for income before income taxes is 1,383 million yen lower than it would have been had we not applied these standards. In addition, and further to the provisions of the revised Rules Concerning Consolidated Financial Statements, total impairment losses have been directly deducted from the carrying values of the assets concerned.

(7) Changes in disclosure methods

In accordance with the Article 2, Section 2 of the Securities and Exchange Law, as amended by the Law concerning Partial Amendment to the Securities and Exchange Law (Law No. 97 of 2004) , stipulation that the equity in limited investment partnership and other similar partnership should be deemed securities, the equity in investing business association which had been included in "Other investments" in the consolidated balance sheet up to the prior consolidated fiscal year was included in "Investment in securities" in this consolidated fiscal year. "Investment in securities" increased by 236,4 million yen and "Other investments" decreased by the same amount due to this change. Also, as to the expenditure for equity in the investing business association, which had been included in "Increase in other investment activities" in the consolidated statement of cash flows up to the prior consolidated year, the amount of equity acquired after the amendment of the aforementioned law (enforced on December 1, 2004) was stated in "Purchase of investment securities." As a result of this change, "Purchase of investment securities" decreased by 552 million, and "Increase in other investment activities" decreased the same amount.

(8) Additional information

The promulgation on March 31st, 2003 of the "Law to Partially Revise Local Enterprise Taxes" (9th law of 2003) has resulted in the introduction, from the business year beginning April 1st, 2004, of a system whereby local enterprise taxes may also be levied on amounts other than the entity's net revenues or income, a system referred to as "Pro Forma Standard Taxation". This charged these new taxes to "Other Operating Expenses" in accordance with the "Accounting Procedures for the Reporting of the Pro Forma Standard Taxation Components of Local Enterprise Taxes on the Income Statement" (12th Report on Practical Implementation, Accounting Standards Board of Japan, February 13th, 2004). As a consequence, the figure we have reported for other operating expenses is 1,018 million yen higher than it would have been, while the figures reported for operating profit, profit before extraordinary items, and income before income taxes are all 1,018 million yen lower.

(9) Notes to Consolidated Balance Sheets

	Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)
1. Cumulative depreciation of tangible fixed assets (Millions of yen)	46,207	45,813
2. Value of affiliated company stock in investment securities (Millions of yen)	4,081	9,056
3. Assets pledged as security (Millions of yen)		
(1) Pledged assets		
Loan receivable	598,145 <118,852> [32,999]	472,741 <78,549> [31,976]
Buildings and structures	2,029	1,267
Land	6,074	5,444
Total	606,250 <118,852> [32,999]	479,453 <78,549> [31,976]
(2) Secured liabilities		
Short-term loans	1,000 <1,000>	1,000 <1,000>
Current portion of long-term loans	153,979 <43,091>	137,666 <31,963>
Long-term loans	436,207 <74,434> [23,880]	325,851 <45,471> [23,880]
Total	591,186 <118,525> [23,880]	464,517 <78,434> [23,880]
	Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
4. Contingent liabilities		
(1) Amount of guaranteed loans of guarantee business (Millions of yen)		
Guaranteed loans	100,971	78,015
Allowance for loss on guaranteed loans	(1,865)	(1,558)
Net	99,106	76,457
(2) Amount of guaranteed liabilities of affiliated companies	CHAILEASE ACOM FINANCE CO., LTD. 864 million yen	
5. Notes endorsed for payment	3 million yen	5. —

Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)
6. Shares Issued The number of common stocks issued at the end of this fiscal year is 145,628 thousands.	6. Shares Issued The number of common stocks issued at the end of this fiscal year is 159,628 thousands.
7. Treasury Stock The number of common stocks for treasury is 2,067,208.	7. Treasury Stock The number of common stocks for treasury is 1,332,706.
8. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 706,379 million yen at the end of the accounting period. This included a total of 452,378 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	8. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 761,782 million yen at the end of the accounting period. This included a total of 517,964 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.

Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)

Prior consolidated fiscal year (As of March 31, 2004)

9. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 6,281 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 24,928 million yen. Under the policies stipulated in Japan's tax laws, 12,571 million yen of this amount would be classified as loans overdue by three months or more, 3,285 millions yen as restructured loans and 9,071 millions yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law. That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,280) 9,280	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(12,038) 36,966	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(14,359) 1,787	Loans other than the above that are overdue by three months or more.
Restructured loans	(35,510) 32,225	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(71,188) 80,259	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

10. Financial assets received as freely disposable securities

The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)

80,996 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period

80,792 million yen

This consolidated fiscal year (As of March 31, 2005)

9. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,982 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 25,166 million yen. Under the policies stipulated in Japan's tax laws, 11,768 million yen of this amount would be classified as loans overdue by three months or more, 5,502 million yen as restructured loans and 7,895 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law. That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,906) 8,906	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(11,910) 37,077	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(13,550) 1,781	Loans other than the above that are overdue by three months or more.
Restructured loans	(41,698) 36,196	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(76,065) 83,961	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

10. Financial assets received as freely disposable securities

The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)

60,844 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period

60,702 million yen

Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)
11. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with six financial institutions and designated commitment line contracts with fifteen financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 291,007 Amount of borrowing 38,153 Unused amount 252,853	11. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with seven financial institutions and designated commitment line contracts with eighteen financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 339,437 Amount of borrowing 70,105 Unused amount 269,332

(10) Notes to Consolidated Financial Statements of Income

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)
1. Principal items of other financial income (Millions of yen) Interest on deposits 9 Interest on loans 11	1. Principal items of other financial income (Millions of yen) Interest on deposits 6 Interest on loans 14
2. Principal financial expenses (Millions of yen) Interest paid 17,682 Interest on straight bonds 5,804 Amortization of bond discount 384 Bond issue expenses 232	2. Principal financial expenses (Millions of yen) Interest paid 15,169 Interest on straight bonds 5,161 Bond issue expenses 142
3. Principal items of operational expenses (Millions of yen) Advertising expenses 13,547 Provision for bad debts 133,282 Provision for loss on guaranteed loans receivables 1,865 Bad debt write-offs 5,358 Salaries 32,282 Retirement benefit expenses 4,910 Provision for directors' and corporate auditors' retirement benefits 76 Welfare expenses 4,377 Leases 14,534 Depreciation expenses 4,848 Fees 25,089	3. Principal items of operational expenses (Millions of yen) Advertising expenses 15,278 Provision for bad debts 106,895 Provision for loss on guaranteed loans receivables 1,558 Salaries 33,498 Retirement benefit expenses 3,243 Provision for directors' and corporate auditors' retirement benefits 84 Welfare expenses 4,083 Leases 13,813 Depreciation expenses 4,842 Fees 28,510 Amortization of consolidation adjustment account 981
4. Breakdown of gains on sales of fixed assets (Millions of yen) Buildings and structures 0 Vehicles and delivery equipment 1 Equipment and furniture 0 Total 2	4. Breakdown of gains on sales of fixed assets (Millions of yen) Vehicles and delivery equipment 0 Equipment and furniture 0 Total 1

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)

5. Loss on sales of fixed assets

(Millions of yen)

Buildings and structures	62	<44>
Equipment and furniture	5	<–>
Lands	229	<144>
Telephone rights	0	<–>
Total	297	<188>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below

(Millions of yen)

Buildings and structures	544
Equipment and furniture	59
Total	603

7. —

This consolidated fiscal year (From April 1, 2004 to March 31, 2005)

5. Loss on sales of fixed assets

(Millions of yen)

Buildings	2
Vehicles and delivery equipment	1
Equipment and furniture	17
Land	44
Telephone rights	0
Total	66

6. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below

(Millions of yen)

Buildings and structures	738
Equipment and furniture	299
Total	1,037

7. Impairment loss

Our Group has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Hyogo Sanda City	Welfare/ Leisure Facilities	Land and Buildings etc.
Hyogo Kinosaki-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Osaka City Kita-ku	Leasehold Building	Land and Buildings etc.
Hokkaido Abuta-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Kawasaki City Kawasaki-ku	Leasehold Building	Land
Osaka City Nishiyodogawa-ku	Store	Buildings and Leasehold
Yokohama City Naka-ku	Leasehold Building	Land
Iwate Iwate-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Inasa-gun	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units our Group has adopted for the grouping of fixed assets are as bellow:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial or non-financial businesses: departments etc.

For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)
	(3) Process through which impairment loss was recognized We recognized impairment loss on some of leasehold estate where there had been a significant decline in the asset's current value or profitability. We also recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Amounts of impairment loss Buildings and structures 107 Land 1,221 Leasehold 54 Total 1,383 (5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7 % the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.
8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 43 Provision for default of golf club memberships 217 Temporary amortization of long-term prepaid expenses 27 Total 288	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 0 Provision for default of golf club memberships 20 Loss on sales of golf club memberships 0 Loss on sales of long-term prepaid expenses 0 Temporary amortization of long-term prepaid expenses 30 Total 53
9. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	9. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(11) Notes to Consolidated Statements of Cash Flows

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)
1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2004. (Millions of yen) Cash and time deposits 77,930 Marketable securities 1,146 Short-term loans 80,996 Time deposits and certificates of which term of deposit is more than three months (72) Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (1,126) Cash and cash equivalents 158,873	1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2005. (Millions of yen) Cash and time deposits 85,126 Marketable securities 525 Short-term loans 60,844 Time deposits and certificates of which term of deposit is more than three months (50) Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (525) Cash and cash equivalents 145,920

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)
2. —	2. Breakdown of assets and liabilities of new consolidated subsidiaries by acquisition of stocks

DC Cash One Ltd. (Millions of yen)

	(As of March 31, 2005)
Current assets	62,261
Fixed assets	491
Consolidation adjustment account	1,074
Current liabilities	(25,913)
Fixed liabilities	(30,012)
Minority interests in consolidated subsidiaries	(3,090)
Revaluation of Investments in equity-method	(1,897)
Acquisition price of stocks	2,914
Cash and cash equivalents	(2,425)
Balance: Net payments for acquisition	488

AC Ventures Co., Ltd. (Millions of yen)

	(As of March 31, 2005)
Current assets	260
Fixed assets	436
Current liabilities	(248)
Fixed liabilities	(8)
Consolidation adjustment account	(93)
Acquisition price of stocks	348
Cash and cash equivalents	(260)
Balance: Net payments for acquisition	87

(12) Segment Information

(A) Business segment information

Prior consolidated fiscal year (from April 1, 2003 to March 31, 2004)

Detailed business segment information is omitted as operating income, operating profit and assets in financial service business account for more than 90% of total consolidated operating income, consolidated operating profit and total assets across all segments.

Operating income for this consolidated fiscal year in financial service business accounts for 94.4% of total (95.3% for prior consolidated fiscal year). Operating profit for this consolidated fiscal year in financial service business accounts for 99.2% of total (99.6% for prior consolidated fiscal year). Assets for this consolidated fiscal year in financial service business accounts for 98.2% of total (98.3% for prior consolidated fiscal year).

This consolidated fiscal year (from April 1, 2004 to March 31, 2005)

Detailed business segment information is omitted as operating income and operating profit in financial service business account for more than 90% of total consolidated operating income, consolidated operating profit and total assets across all segments.

(B) Geographical segment information

Prior consolidated fiscal year (from April 1, 2003 to March 31, 2004)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

This consolidated fiscal year (from April 1, 2004 to March 31, 2005)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior consolidated fiscal year (from April 1, 2003 to March 31, 2004)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

This consolidated fiscal year (from April 1, 2004 to March 31, 2005)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(13) Lease Transactions

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	7	2	4
Vehicles and delivery equipment	197	123	73
Equipment and furniture	7,772	4,398	3,374
Total	7,976	4,523	3,452

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,765
More than one year	1,755
Total	3,521

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	2,158
Equivalent of depreciation	2,038
Equivalent of interest payable	102

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

(Millions of yen)

Unaccrued lease fees	
Within a year	5
More than one year	2
Total	8

This consolidated fiscal year (From April 1, 2004 to March 31, 2005)

2. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	186	101	85
Equipment and furniture	5,636	3,647	1,989
Total	5,823	3,748	2,075

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	1,172
More than one year	950
Total	2,123

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,844
Equivalent of depreciation	1,752
Equivalent of interest payable	66

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

(Millions of yen)

Unaccrued lease fees	
Within a year	1
More than one year	-
Total	1

(14) Transactions between Related Parties

This consolidated fiscal year (from April 1, 2004 to March 31, 2005)

(A) Directors and primary individual shareholders, etc.

(Millions of yen)

Attribute		Director	Company owned by the directors and their close relative holding the majority of ratio of voting rights	
Name		Kyosuke Kinoshita	Itoko Co., Ltd.	
Address		—	Osaka City, Kita-ku	
Paid-in capital		—	400	
Business outline/Occupation		Chairman of the Company and also chief director of The Institute for Research on Household Economics	Rental of real estates	
Ratio of voting rights holding (held)		—	—	
Relationship	Directors involved in other business	—	—	
	Business	—	Rental of real estates	
Summary of transactions		Donation	Guaranty money deposited for premises	Rent Payment
Amount transacted		200	6	5
Subject		—	Guaranty money deposited	—
Outstanding amount at the end of the fiscal year		—	—	—

Notes: 1. Amount transacted above does not include consumption tax, etc.

2. Terms and conditions of the transaction and its policies

The Institute for Research on Household Economics conducts research on household economy. We determine the terms and conditions of transactions by taking its business plans and business performance into consideration.

Terms and conditions of property lease contracts by Itoko Co., Ltd. are determined as being in common practice. With regard to the The lease fee for the property lease of Itoko Co., Ltd. is determined by the negotiations once in two years based on marcket situation of neighborhoods.

(B)Subsidiaries of parent and other related companies (Millions of yen)

<table>
<tr><td colspan="2">Attribute</td><td colspan="3">Subsidiary of other related company</td><td colspan="2">Subsidiary of other related company</td></tr>
<tr><td colspan="2">Name</td><td colspan="3">The Mitsubishi Trust and Banking Corporation</td><td colspan="2">Mitsubishi Securities Co., Ltd.</td></tr>
<tr><td colspan="2">Address</td><td colspan="3">Chiyoda-ku, Tokyo</td><td colspan="2">Chiyoda-ku, Tokyo</td></tr>
<tr><td colspan="2">Paid-in capital</td><td colspan="3">324,279</td><td colspan="2">65,518</td></tr>
<tr><td colspan="2">Business outline</td><td colspan="3">Trust bank business</td><td colspan="2">Securities business</td></tr>
<tr><td colspan="2">Ratio of voting rights holding (held)</td><td colspan="3">Direct
(1.99%)</td><td colspan="2">Direct
(0.00%)</td></tr>
<tr><td rowspan="2">Relationship</td><td>Directors involved in other business</td><td colspan="3">—</td><td colspan="2">—</td></tr>
<tr><td>Business</td><td colspan="3">Borrowing</td><td colspan="2">"Gensaki" transactions (to purchase debt securities under resale agreements)</td></tr>
<tr><td colspan="2">Summary of transactions</td><td colspan="2">Borrowing of the capital</td><td>Payment of interest</td><td>"Gensaki" transactions</td><td>Receipt of interest</td></tr>
<tr><td colspan="2">Amount transacted</td><td colspan="2">Borrowing: 26,038
Repayment: 26,038</td><td>2,254</td><td>Purchase: 59,999
Sale: 69,999</td><td>0</td></tr>
<tr><td colspan="2">Subject</td><td>Current portion of long-term loans</td><td>Long-term loans</td><td>—</td><td>Short-term loans</td><td>—</td></tr>
<tr><td colspan="2">Outstanding amount at the end of the fiscal year</td><td>30,720</td><td>116,700</td><td>—</td><td>—</td><td>—</td></tr>
</table>

Note: 1. The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd. became subsidiaries of other affiliates following the acquisition of our stock by Mitsubishi Tokyo Financial Group, Inc. on April 20, 2004. As a result, "Transaction amounts" represents those on that date and thereafter.

2. Terms and conditions of the transaction and its policies

Interest rates of the borrowing by The Mitsubishi Trust and Banking Corporation are the money market rates.

Interest rates of the repurchase agreement by Mitsubishi Securities Co., Ltd. are the money market rates.

(15) Notes to the Method of Tax Effect Accounting

Prior consolidated fiscal year (As of March 31, 2004)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Nondeductible write-offs of bad debts	12,954
Amount exceeding the tax limit for the provision for bad debt allowance	27,935
Allowance for loss on guaranteed loans receivable	758
Amount exceeding the tax limit for the provision for accrued bonuses	1,505
Allowance for directors' and corporate auditors' retirement benefits	397
Unrecognized accrued interest income	514
Accrued enterprise tax	2,315
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	130
Amount exceeding the tax limit for the amortization of software application	6,517
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	286
Nondeductible devaluation of marketable securities	135
Unrecognized valuation loss on golf club memberships	183
Amount exceeding the tax limit for depreciation	81
Elimination of unrealized inter-company profit	1,237
Others	524
Sub total deferred tax assets	55,481
Valuation allowance	(496)
Total deferred tax assets	54,984
Deferred tax liabilities:	
Retained earnings of subsidiaries	3,632
Charge for prepaid pension expenses	782
Change in valuation of other marketable securities	3,990
Others	126
Total deferred tax liabilities	8,531
Balance of deferred tax assets	46,453

This consolidated fiscal year (As of March 31, 2005)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Nondeductible write-offs of bad debts	12,804
Amount exceeding the tax limit for the provision for bad debt allowance	18,668
Allowance for loss on guaranteed loans receivable	1,171
Amount exceeding the tax limit for the provision for accrued bonuses	1,901
Allowance for directors' and corporate auditors' retirement benefits	345
Unrecognized accrued interest income	452
Accrued enterprise tax	2,132
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	163
Amount exceeding the tax limit for the amortization of software application	6,651
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	324
Nondeductible devaluation of marketable securities	232
Unrecognized valuation loss on golf club memberships	167
Amount exceeding the tax limit for depreciation	106
Impairment loss	489
Elimination of unrealized inter-company profit	1,237
Tax loss carryforwards of subsidiaries	10,195
Others	1,116
Sub total deferred tax assets	58,162
Valuation allowance	(11,130)
Total deferred tax assets	47,032
Deferred tax liabilities:	
Retained earnings of subsidiaries	4,142
Charge for prepaid pension expenses	641
Change in valuation of other marketable securities	4,392
Others	170
Total deferred tax liabilities	9,347
Balance of deferred tax assets	37,685

Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)
2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.	2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.
3. Amended amount of deferred tax assets and deferred tax liabilities by modification of corporation tax rate "Revised Local Tax Law" was proclaimed on March 31, 2003. and "Assessment by Estimation on the Basis of The Size of Business" system will be introduced from fiscal year ending March 31, 2005. This new system will be part of corporation tax, and statutory tax rate for deferred tax assets in current assets and deferred tax liabilities in current liabilities was changed for the Company and some of its consolidated subsidiaries from this fiscal year. As a result, the amount of deferred tax assets (excluding deferred tax liabilities) is decreased by 210 million yen. The amount of deferred income tax and change in valuation of other marketable securities are increased by 210 million yen and 0 million yen respectively.	3. —

(16) Marketable Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2004)			This consolidated fiscal year (As of March 31, 2005)		
	Book value	Market price	Unrealized gain (loss)	Book value	Market price	Unrealized gain (loss)
Market price greater than book value						
(a) Government/municipal	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—
(c) Miscellaneous	4,000	4,112	112	4,000	4,108	108
Subtotal	4,000	4,112	112	4,000	4,108	108
Book value greater than market price						
(a) Government/municipal	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—
(c) Miscellaneous	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—
Total	4,000	4,112	112	4,000	4,108	108

(B) Other marketable securities with market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2004)			This consolidated fiscal year (As of March 31, 2005)		
	Original cost	Book value	Unrealized gain (loss)	Original cost	Book value	Unrealized gain (loss)
Market price greater than book value						
(a) Stocks	9,766	19,656	9,890	9,733	20,694	10,961
(b) Bonds						
Government/municipal	81	86	4	81	86	4
Corporate	1,692	1,740	48	535	539	4
Miscellaneous	—	—	—	—	—	—
(c) Other	1,654	1,755	101	1,161	1,231	70
Subtotal	13,193	23,238	10,045	11,511	22,552	11,040
Book value greater than market price						
(a) Stocks	2,240	2,035	(205)	1,851	1,630	(221)
(b) Bonds						
Government/municipal	—	—	—	—	—	—
Corporate	—	—	—	527	525	(2)
Miscellaneous	5	5	(0)	—	—	—
(c) Other	441	402	(39)	443	404	(39)
Subtotal	2,688	2,443	(244)	2,823	2,559	(263)
Total	15,881	25,682	9,800	14,335	25,111	10,776

Note: In prior consolidated accounting period, impairment loss of 242 million yen was recorded with respect to other securities with market prices.
In this consolidated accounting period, there was no record of impairment loss with respect to other securities with market prices.
Impairment losses on stocks are written off when the market price of a given stock fell more than 50% of original cost and the market price is deemed unlikely to recover the level of the original cost. Impairment losses on stocks are also written off when the market price did not recover the fall out ratio of 30% for one year after the market price of a given stock fell more than 30 % to below 50% of original cost and the market price is deemed unlikely to recover the level of the original cost.

(C) Other marketable securities sold during the consolidated fiscal year

(Millions of yen)

Type	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)
Amount of sales	1,063	455
Total gains on sales	446	141
Total losses on sales	—	128

(D) Principal marketable securities where there is no market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)
	Amount recorded on consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities		
Unlisted securities (excluding OTC securities)	803	452
Investments in investing business association	—	1,054
Anonymous association agreement	—	1,310

(E) Redemption schedule for other marketable securities with maturities and bonds held to maturity

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2004)				This consolidated fiscal year (As of March 31, 2005)			
	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years
(a) Bonds								
Government/municipal, etc.	—	86	—	—	—	86	—	—
Corporate	602	1,173	—	—	525	574	—	—
Miscellaneous	5	—	4,000	—	—	—	4,000	—
(b) Other	519	623	7	—	—	612	7	—
Total	1,126	1,882	4,007	—	525	1,274	4,007	—

(17) Derivative Transaction

(A) Transaction information

Prior consolidated fiscal year (From April 1, 2002 to March 31, 2004)	This consolidated fiscal year (From April 1, 2003 to March 31, 2005)
1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps. 2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes. 3. Purpose for using derivative transactions The Company and its consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions. (1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency (2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules. (3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required. In regard to currency related derivatives, the performance of the hedging instruments and the items hedged are monitored using the same criteria. As it can be assumed that changes in currency exchange rates and cash flows are fully offset by hedging instruments, further evaluation is not required.	1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps. 2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes. 3. Purpose for using derivative transactions The Company and its consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions. (1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency (2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules. (3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004),	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)
4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy. 5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.	4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy. 5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.

(B) Matter related to market value, etc. of the derivative transaction

Prior consolidated fiscal year (from April 1, 2003 to March 31, 2004)

Market value information is not required as all of the Company and its consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

This consolidated fiscal year (from April 1, 2004 to March 31, 2005)

Market value information is not required as all of the Company and its consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

(18) Retirement Benefits Accounting

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)
1. Overview of retirement benefit plans The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: prepaid retirement pension plan, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company. Four companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and one consolidated subsidiary has a separately managed plan. In March 2004, "ACOM welfare pension plan", which the Company and some of domestic consolidated subsidiaries join, was disorganized with the authorization by the minister of Health, Labour and Welfare. In October 2003, "Japan sogo finance industrial welfare pension plan", which some of consolidated subsidiaries join, was disorganized with the authorization by the Minister of Health, Labour and Welfare.	1. Overview of retirement benefit plans The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: prepaid retirement pension plan, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company. Five companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and one consolidated subsidiary has a separately managed plan.
2. Retirement benefit liabilities as of March 31, 2004 (Millions of yen) (1) Retirement benefit liabilities (21,314) (2) Pension assets 19,382 (3) Unfunded retirement benefit liabilities (1 + 2) (1,932) (4) Unrecognized past service liabilities 310 (5) Unrecognized difference with actuarial liability 3,265 (6) Difference (3 + 4 + 5) 1,643 (7) Prepaid pension expenses 1,924 (8) Allowance for retirement benefits (6 - 7) (281) Notes: 1. Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.	2. Retirement benefit liabilities as of March 31, 2005 (Millions of yen) (1) Retirement benefit liabilities (22,591) (2) Pension assets 22,327 (3) Unfunded retirement benefit liabilities (1 + 2) (264) (4) Unrecognized past service liabilities (239) (reduction of liabilities) (5) Unrecognized difference with actuarial liability 1,344 (6) Difference (3 + 4 + 5) 1,320 (7) Prepaid pension expenses 1,577 (8) Allowance for retirement benefits (6 - 7) (257) Notes: 1. Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)	This consolidated fiscal year (From April 1, 2004 to March 31, 2005)
3. Retirement benefit expenses	3. Retirement benefit expenses

Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)

3. Retirement benefit expenses

	(Millions of yen)
(1) Service expenses (Note 1)	2,445
(2) Interest expenses	819
(3) Expected investment income	(698)
(4) Recognized past service liabilities	(345)
(5) Difference from change of accounting standards	2,586
(6) Special severance pay premium	60
(7) Others	41
(8) Retirement benefit expenses (1 + 2+ 3 + 4 + 5 + 6 + 7)	4,910
(9) Net gain on termination of welfare pension plan (Note 2)	(2,933)
Total (8 + 9)	1,977

Notes:

1. Contributions made by employees to the employees' pension fund are excluded.
2. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".
3. Others are premium paid to a defined-contribution pension plan.
4. Breakdown of net gain on termination of welfare pension plan

(1) Retirement benefit liabilities	(17,544)
(2) Pension assets	10,521
(3) Unfunded retirement benefit liabilities (1 + 2)	(7,023)
(4) Unrecognized past service liabilities	(1,263)
(5) Unrecognized difference with actuarial liability	3,836
(6) Difference (3 + 4 + 5)	(4,450)
(7) Payments of specific premium contribution	1,516
(8) Difference (6+7)	(2,933)

4. Assumptions in calculating retirement benefit liabilities

(1) Discount rate	2.0%
(2) Expected rate of return on investments	3.0%
(3) Allocation of projected benefit liabilities	Straight-line method
(4) Years for amortizing past service liabilities	5 years

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

(5) Years for amortizing actuarial losses	5 years

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

This consolidated fiscal year (From April 1, 2004 to March 31, 2005)

3. Retirement benefit expenses

	(Millions of yen)
(1) Service expenses (Note 1)	1,595
(2) Interest expenses	417
(3) Expected investment income	(578)
(4) Recognized past service liabilities	70
(5) Difference from change of accounting standards	1,279
(6) Special severance pay premium	63
(7) Others	395
(8) Retirement benefit expenses (1 + 2+ 3 + 4 + 5 + 6 + 7)	3,243

Notes:

1. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".
2. Others are premium paid to a defined-contribution pension plan.

4. Assumptions in calculating retirement benefit liabilities

(1) Discount rate	2.0%
(2) Expected rate of return on investments	3.0%
(3) Allocation of projected benefit liabilities	Straight-line method
(4) Years for amortizing past service liabilities	5 years

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

(5) Years for amortizing actuarial losses	5 years

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

5. Actual results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior consolidated fiscal year (From April 1, 2003 to March 31, 2004)		This consolidated fiscal year (From April 1, 2004 to March 31, 2005)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
Financial business	427,698	98.3	426,714	98.3	(983)	(0.2)
Loan business	391,259	90.0	387,348	89.3	(3,910)	(1.0)
Credit card business	5,876	1.3	6,311	1.4	435	7.4
Installment sales finance business	22,738	5.2	16,622	3.8	(6,116)	(26.9)
Guarantee business	5,037	1.2	7,627	1.8	2,589	51.4
Loan servicing business	2,786	0.6	8,762	2.0	5,975	214.5
Others	0	0.0	42	0.0	42	—
Other business	7,269	1.7	7,250	1.7	(18)	(0.3)
Rental business	3,527	0.8	3,781	0.9	254	7.2
Others	3,742	0.9	3,469	0.8	(273)	(7.3)
Total	434,968	100.0	433,965	100.0	(1,002)	(0.2)

(2) Other statistics

(A) Receivables outstanding

(millions of yen)

Item \ Term	Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)	Amount of change	Percentage
				%
Loan business	1,623,154	1,680,184	57,029	3.5
Credit card business	46,731	49,399	2,668	5.7
Credit card	45,941	48,833	2,892	6.3
Others	789	565	(223)	(28.3)
Installment sales finance business	181,567	127,378	(54,189)	(29.8)
Loan servicing business	6,082	12,723	6,641	109.2
Total	1,857,536	1,869,685	12,149	0.7

(B)Number of customer accounts

Item \ Term	Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)	Amount of change	Percentage
				%
Loan business	3,161,894	3,406,054	244,160	7.7
Credit card business	1,071,681	1,197,784	126,103	11.8
Credit card	1,064,492	1,191,975	127,483	12.0
Others	7,189	5,809	(1,380)	(19.2)
Installment sales finance business	886,110	958,768	72,658	8.2
Loan servicing business	31,851	137,808	105,957	332.7
Rental Business	13,038	11,319	(1,719)	(13.2)

Notes: The definition of number of customer accounts is as follows,

(1) Loan business: The number of loan accounts with loan balance outstanding
(2) Credit card business: Cardholder of ACOM MasterCard
(3) Installment sales finance business: Number of contracts with receivables outstanding
(4) Servicing business: Number of accounts for purchased loans
(5) Rental business: Number of users during the fiscal year

(C)Others

Item \ Term	Prior consolidated fiscal year (As of March 31, 2004)	This consolidated fiscal year (As of March 31, 2005)	Amount of change	Percentage
				%
Number of outlets	1,764	1,854	90	5.1
Number of employees	6,161	6,621	460	7.5
Allowance for bad debts (millions of yen)	135,350	130,532	(4,817)	(3.6)
Allowance for loss on guaranteed loans Receivable (millions of yen)	1,865	1,558	(307)	(16.5)
Bad debt write-offs (millions of yen)	116,519	113,566	(2,952)	(2.5)

(TRANSLATION)

Brief Statement of Financial Results for the Fiscal Year Ended March 2005 (Non-consolidated)

April 27, 2005

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2005 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company: ACOM CO., LTD. ("ACOM" or the "Company")

Stock market: Tokyo Stock Exchange

Code No.: 8572

Location of the head office: Tokyo

URL: http://www.acom.co.jp/ir/english/

Reference:

Position of the representative: President & Chief Executive Officer

Name: Shigeyoshi Kinoshita

Position of the person in charge: General Manager of Corporate Planning Department

Name: Yoshinori Matsubara

Telephone No.: (03) 5533-0631

Date of the board of directors' meeting for the account settlement: April 27, 2005

Date of the ordinary general meeting of the shareholders: June 23, 2005

Date of the commencement of dividends payment (scheduled): June 24, 2005

Interim-dividend system: Adopted

Unit of share system: Adopted (10 shares for a unit)

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Fiscal Year Ended March 2005(from April 1, 2004 to March 31, 2005)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
3/05	402,734	(2.2%)	140,234	21.0%	141,695	20.3%
3/04	411,799	(1.8%)	115,880	(18.7%)	117,799	(18.5%)

	Net income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity	Income Before Extraordinary Items to Total Assets	Income Before Extraordinary Items to Operating Income
3/05	83,001	26.4%	525.54	525.25	10.7%	7.1%	35.2%
3/04	65,648	(15.3%)	455.36	455.29	9.8%	5.7%	28.6%

Notes: 1. Average number of shares issued: 157,866,942 shares for fiscal year ended March 2005, 144,089,082 shares for fiscal year ended March 2004.
2. Change in accounting policies: Applicable
3. Regarding operating income, operating profit, income before extraordinary items and net income, the figures in percentages show the growth from the previous fiscal year.

(2) Dividends

	Annual Cash Dividends per Share(Yen)			Total Amount of Annual Cash Dividends (Millions of yen)	Dividends Pay-out Ratio	Ratio of Total Amount of Dividends to Shareholders' Equity
		Interim	Year-end			
3/05	100.00	45.00	55.00	15,829	19.0%	1.8%
3/04	80.00	40.00	40.00	11,484	17.6%	1.7%

(3) Financial Position

(Millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
3/05	1,951,625	862,301	44.2%	5,447.18
3/04	2,019,648	694,082	34.4%	4,834.51

Notes: 1. Number of shares issued at fiscal year-end: 158,295,574 shares in fiscal year ended March 2005, 143,561,072 shares in fiscal year ended March 2004.
2. Number of treasury shares at fiscal year-end: 1,332,706 shares in fiscal year ended March 2005, 2,067,208 shares in fiscal year ended March 2004.

2. Forecast for the Fiscal Year Ending March 2006 (from April 1, 2005 to March 31, 2006)

(Millions of yen)

	Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends per Share		(Yen)
				Interim Dividends	Year-end Dividends	
Interim	199,200	73,600	43,800	55.00	–	–
Annual	397,000	142,400	84,700	–	55.00	110.00

Reference: Projected net income per share (annual): 534.84 yen.

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2004)		This fiscal year (As of March 31, 2005)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%
I. Current assets	1,870,175	92.6	1,800,655	92.3	(69,520)	(3.7)
Cash and time deposits	69,015		71,785		2,769	4.0
Loans receivable	1,612,799		1,601,773		(11,025)	(0.7)
Installment sales receivables	159,907		118,867		(41,039)	(25.7)
Marketable securities	565		--		(565)	--
Merchandise	5,879		5,721		(157)	(2.7)
Prepaid expenses	5,071		3,749		(1,322)	(26.1)
Deferred tax assets	46,530		37,896		(8,634)	(18.6)
Accrued income	12,110		12,108		(2)	(0.0)
Short-term loans	79,996		59,994		(20,001)	(25.0)
Short-term loans to affiliates	50		983		933	--
Other current assets	5,249		7,396		2,146	40.9
Allowances for bad debts	(127,000)		(119,620)		7,380	(5.8)
II. Fixed assets	149,472	7.4	150,969	7.7	1,496	1.0
Tangible fixed assets	39,190	1.9	38,240	2.0	(950)	(2.4)
Buildings	13,612		13,497		(115)	(0.8)
Structures	3,528		3,637		108	(3.1)
Vehicles and delivery equipment	6		16		10	176.0
Equipment and furniture	14,019		14,030		10	0.1
Land	8,023		7,058		(965)	(12.0)
Intangible fixed assets	1,206	0.1	1,143	0.0	(63)	(5.2)
Leasehold	69		15		(54)	(78.2)
Telephone rights	1,078		1,077		(0)	(0.0)
Other intangible fixed assets	58		50		(8)	(14.5)
Investments and other assets	109,076	5.4	111,585	5.7	2,509	2.3
Investments in securities	28,219		26,392		(1,826)	(6.5)
Investments in affiliates	20,505		35,604		15,098	73.6
Investments in equity other than capital stock	975		129		(845)	(86.7)
Investments in affiliates' equity other than capital stock	1		1		--	--
Long-term loans	1,068		1,034		(34)	(3.2)
Long-term loans to affiliates	37,750		28,834		(8,916)	(23.6)
Claims on bankruptcy and reorganization, etc.	2,843		3,471		627	22.1
Long-term prepaid expenses	1,541		1,147		(393)	(25.5)
Deferred tax assets	857		599		(257)	(30.0)
Guaranty money deposited	10,588		10,434		(154)	(1.5)
Buildings and structures in trust	23		--		(23)	--
Land in trust	95		--		(95)	--
Prepaid pension expenses	1,887		1,542		(344)	(18.3)
Other investments	5,120		5,174		53	1.1
Allowance for bad debts	(2,400)		(2,780)		(380)	15.8
Total Assets	2,019,648	100.0	1,951,625	100.0	(68,023)	(3.4)

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2004)		This fiscal year (As of March 31, 2005)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%
I. Current liabilities	398,005	19.7	403,996	20.7	5,990	1.5
Accounts payable	1,035		1,198		162	15.7
Short-term loans	11,500		2,500		(9,000)	(78.3)
Current portion of long-term loans	285,304		264,581		(20,723)	(7.3)
Commercial paper	--		20,000		20,000	--
Current portion of bonds and notes	40,000		60,000		20,000	50.0
Amount payable	1,402		2,447		1,044	74.5
Accrued expenses	12,716		13,697		981	7.7
Accrued income taxes	26,319		27,029		710	2.7
Deposit received	395		391		(3)	(0.9)
Unearned income	67		73		5	8.2
Allowance for loss on guaranteed loans receivable	1,865		2,880		1,015	54.4
Deferred income on installment sales	17,276		9,122		(8,154)	(47.2)
Other current liabilities	122		75		(46)	(38.2)
II. Fixed liabilities	927,560	45.9	685,327	35.1	(242,233)	(26.1)
Straight bonds	245,000		205,000		(40,000)	(16.3)
Long-term loans	678,285		476,641		(201,644)	(29.7)
Allowance for directors' and corporate auditors' retirement benefits	867		713		(153)	(17.7)
Customers' deposit in trust	44		--		(44)	--
Other fixed liabilities	3,363		2,971		(391)	(11.6)
Total liabilities	1,325,566	65.6	1,089,323	55.8	(236,242)	(17.8)
(Shareholders' equity)						
I. Common stock	17,282	0.9	63,832	3.3	46,550	269.3
II. Capital surplus	25,772	1.3	76,458	3.9	50,685	196.7
Additional paid-in capital	25,772		72,322		46,550	180.6
Other capital surplus	--		4,135		4,135	--
Net gain on disposal of treasury stock	--		4,135		4,135	--
III. Earned surplus	656,326	32.5	726,426	37.2	70,100	10.7
Legal reserve	4,320		4,320		--	--
Voluntary reserve	570,000		620,000		50,000	8.8
General reserve	570,000		620,000		50,000	8.8
Unappropriated retained earnings	82,006		102,106		20,100	24.5
IV. Securities valuation adjustment	5,799	0.3	6,384	0.3	584	10.1
V. Treasury stock	(11,099)	(0.6)	(10,801)	(0.5)	297	(2.7)
Total shareholders' equity	694,082	34.4	862,301	44.2	168,218	24.2
Total liabilities and shareholders' equity	2,019,648	100.0	1,951,625	100.0	(68,023)	(3.4)

(2) Non-Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior fiscal year (From April 1, 2003 to March 31, 2004)		This fiscal year (From April 1, 2004 to March 31, 2005)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	411,799	100.0	402,734	100.0	(9,064)	(2.2)
Interest on loans receivable	379,332		372,389		(6,943)	(1.8)
Fees from credit card business	5,714		6,113		399	7.0
Fees from installment sales finance business	13,799		9,255		(4,543)	(32.9)
Fees on guaranteed loans receivables	4,503		6,871		2,367	52.6
Other financial income	18		19		0	3.2
Sales	735		158		(577)	(78.5)
Other operating income	7,695		7,927		232	3.0
II. Operating expenses	295,918	71.9	262,500	65.2	(33,418)	(11.3)
Financial expenses	26,115	6.4	21,591	5.4	(4,524)	(17.3)
Cost of sales	731	0.2	157	0.0	(573)	(78.5)
Other operating expenses	269,072	65.3	240,751	59.8	(28,320)	(10.5)
Operating profit	115,880	28.1	140,234	34.8	24,353	21.0
III. Non-operating income	2,086	0.5	2,083	0.5	(2)	(0.1)
Interest income	755		681		(74)	(9.9)
Interest on securities	70		73		2	3.3
Dividends received	311		324		12	4.1
Gains on sale of securities	67		15		(52)	(77.3)
Insurance payment received	25		42		17	70.8
Rent from Company's residence	471		486		15	3.2
Other non-operating income	385		460		75	19.6
IV. Non-operating expenses	167	0.0	622	0.1	454	271.2
Stock issue expenses	--		474		474	--
Treasury stock acquisition expenses	42		--		(42)	--
Loss on investments in investing business association	67		61		(6)	(9.4)
Other non-operating expenses	56		85		28	50.8
Income before extraordinary items	117,799	28.6	141,695	35.2	23,896	20.3
V. Extraordinary income	3,198	0.8	141	0.0	(3,057)	(95.6)
Gains on sale of fixed assets	0		0		(0)	(58.6)
Gains on sales of investment in marketable securities	379		126		(253)	(66.7)
Gain on maturity of investment trusts	15		14		(0)	(5.4)
Net gain on termination of a welfare pension plan	2,802		--		(2,802)	--

Subject \ Term	Prior fiscal year (From April 1, 2003 to March 31, 2004)		This fiscal year (From April 1, 2004 to March 31, 2005)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
VI. Extraordinary Losses	7,861	1.9	2,805	0.7	(5,056)	(64.3)
Loss on sale of fixed assets	292		29		(263)	(90.0)
Loss on disposal of fixed assets	676		1,068		391	57.9
Impairment loss	--		1,094		1,094	--
Loss on sale of investments in securities	--		128		128	--
Loss on revaluation of investments in marketable securities	335		353		18	5.4
Loss on revaluation of investments in affiliates	6,026		--		(6,026)	--
Other extraordinary losses	529		131		(398)	(75.3)
Income before income taxes	113,136	27.5	139,031	34.5	25,894	22.9
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	54,160	11.6	47,540	13.9	(6,620)	18.0
Deferred income taxes	(6,671)		8,490		15,161	
Net income	65,648	15.9	83,001	20.6	17,353	26.4
Retained earnings carried forward from the previous period	25,871		26,228		356	1.4
Retirement of treasury stock	3,771		--		(3,771)	--
Interim dividends	5,742		7,123		1,380	24.0
Unappropriated retained earnings	82,006		102,106		20,100	24.5

(3) Comparative Proposition of Appropriation of Retained Earnings

(Millions of yen)

Subject \ Term	Prior fiscal year (as of March 31, 2004)	This fiscal year (as of March 31, 2005)	Change
	Amount	Amount	Amount
I. Unappropriated retained earnings	82,006	102,106	20,100
II. The above shall be appropriated as follows:			
Dividends	5,742	8,706	2,963
per share	¥40.00 (Regular dividends:¥40.00)	¥55.00 (Regular dividends:¥55.00)	¥15.00 (Regular dividends:¥15.00)
Bonus to directors	35	36	1
Voluntary reserve	50,000	70,000	20,000
III. Unappropriated retained earnings carried forward	26,228	23,363	(2,864)

Notes: 1. As of December 6, 2004, the Company paid interim dividends of ¥45.00 per share (regular dividends) amounted to ¥7,123,301,415 in total.

2. The dividends for this fiscal year as shown above will not be paid to 1,332,706 shares of treasury stock.

(4) Significant Items Relating to the Preparation of Non-Consolidated Financial Statements

(A) Valuation and computation of marketable securities

(a) Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

(b) Securities held to maturity...Amortized cost method (straight-line method)

(c) Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the fiscal year

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(B) Valuation and computation of derivative transactions

Option transaction ... Market value

Swap transaction ... Market value

(C) Valuation and computation of the inventories

Merchandise ... Cost on an individual specified cost basis

(D) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust ... Declining balance method

(Depreciable life)

Buildings ... 3 to 47 years

Structure ... 3 to 40 years

Vehicles and delivery equipment ... 4 to 6 years

Equipment and furniture ... 2 to 20 years

Buildings and structures held in trust ... 8 to 50 years

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(E) Method of treatment of deferred assets

Stock issue expenses ... Entire amount expensed as incurred

Bond issue expenses ... Entire amount expensed as incurred

(F) Currency translation standards for foreign-currency-denominated assets or liabilities into yen

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the accounting date, and differences in currency translation are added up as profit or loss.

(G) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed loans receivable, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the this fiscal year.

(c) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

As projected pension fund asset exceeds the adjusted amounts of projected benefit obligation by unrecognized projected past service liabilities and unrecognized actuarial gains or losses, the surplus is included in the balance of prepaid pension expenses.

(d) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(H) Basis of recognition of income and expenses

(a) Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

(b) Income from credit card business

Customer fees ... Recognized mainly by credit balance method.

Merchant fees ... Recognized as fees when treated.

(c) Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

(d) Fees on guaranteed loans receivables ...Recognized by credit-balance method

(I) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(J) Accounting for hedging activities

(a) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

(c) Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.

As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(K) Other significant accounting policies for the preparation of non-consolidated financial statements

(a) Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets are recognized as an expense during the year in which it is incurred.

(5) Changes in accounting policies

(Accounting standards relating to the impairment of fixed assets)

From this consolidated fiscal year we have applied accounting standards relating to the impairment of fixed assets as defined in the "Written Opinion Concerning the Establishment of Accounting Standards Relating to the Impairment of Fixed Assets" (Business Accounting Council, August 9th, 2002) and "Application Guidelines for the Accounting Standards Relating to the Impairment of Fixed Assets" (Accounting Standards Board of Japan, October 31st, 2003). As a consequence, the figure we have reported for income before income taxes is 1,094 million yen lower than it would have been had we not applied these standards. In addition, and further to the provisions of the revised Rules Concerning Consolidated Financial Statements, total impairment losses have been directly deducted from the carrying values of the assets concerned.

(6) Changes in disclosure methods

In accordance with the Article 2, Section 2 of the Securities and Exchange Law, as amended by the Law concerning Partial Amendment to the Securities and Exchange Law (Law No. 97 of 2004) , stipulation that the equity in limited investment partnership and other similar partnership should be deemed securities, the equity in investing business association which had been included in "Investments in equity other than capital stock" in the non-consolidated balance sheet up to the prior non-consolidated fiscal year was included in "Investment in securities" in this non-consolidated fiscal year. "Investment in securities" increased by 630 million yen and "Investments in equity other than capital stock" decreased by the same amount due to this change.

Treasury stock acquisition expenses, which was stated in non-operating expenses until prior non-consolidated fiscal year, is included into other non-operating expenses in non-operating expenses from this consolidated fiscal year. In addition, the amount of treasury stock acquisition expenses for this consolidated fiscal year is 7 million yen.

(7) Additional information

The promulgation on March 31st, 2003 of the "Law to Partially Revise Local Enterprise Taxes" (9th law of 2003) has resulted in the introduction, from the business year beginning April 1st, 2004, of a system whereby local enterprise taxes may also be levied on amounts other than the entity's net revenues or income, a system referred to as "Pro Forma Standard Taxation". This has led to the introduction of value-added taxes and taxes on capital, and from this consolidated accounting period we have charged these new taxes to "Other Operating Expenses" in accordance with the "Accounting Procedures for the Reporting of the Pro Forma Standard Taxation Components of Local Enterprise Taxes on the Income Statement" (12th Report on Practical Implementation, Accounting Standards Board of Japan, February 13th, 2004). As a consequence, the figure we have reported for other operating expenses is 970 million yen higher than it would have been, while the figures reported for operating profit, income before extraordinary items, and income before income taxes are all 970 million yen lower.

(8) Notes to Non-Consolidated Balance Sheets

	Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)
1. Cumulative depreciation of tangible fixed assets (Millions of yen)	46,313	45,264
Cumulative depreciation of buildings and structures in trust which are classified as "Investments" (Millions of yen)	25	
2. Assets pledged as security (Millions of yen)		
(1) Pledged assets		
Loan receivable	598,145 <118,852> [32,999]	472,741 <78,549> [31,976]
Buildings	1,005	310
Land	934	394
Total	600,086 <118,852> [32,999]	473,446 <78,549> [31,976]
(2) Secured liabilities		
Short-term loans	1,000 <1,000>	1,000 <1,000>
Current portion of Long-term loans	153,979 <43,091>	137,666 <31,963>
Long-term loans	436,207 <74,434> [23,880]	325,851 <45,471> [23,880]
Total	591,186 <118,525> [23,880]	464,517 <78,434> [23,880]
	Figures in the brackets "< >" represent amounts engaged in transferring of assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	Figures in the brackets "< >" represent amounts engaged in transferring of assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
3. Authorized shares and issued shares	Company's authorized common share capital is 532,197 thousand shares. Our articles of incorporation authorize us to reduce same number of shares when cancellation of shares occurs. Company's issued common share capital is 145,628 thousand shares.	Company's authorized common share capital is 532,197 thousand shares. Our articles of incorporation authorize us to reduce same number of shares when cancellation of shares occurs. Company's issued common share capital is 159,628 thousand shares.

Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)
4. Treasury stock Company holds 2,067,208 shares of common stock.	4.Treasury stock Company holds 1,332,706 shares of common stock.
5. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 100,971 Allowance for loss on guaranteed loans (1,865) Net 99,106 (2)Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,445 ACOM ESTATE CO., LTD. 1,065 JCK CREDIT CO., LTD. 18,182 SIAM A&C CO., LTD. 15,223 CHAILEASE ACOM FINANCE CO., LTD. 864	5. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 137,261 Allowance for loss on guaranteed loans (2,880) Net 134,381 (2)Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,214 ACOM ESTATE CO., LTD. 705 JCK CREDIT CO., LTD. 9,563 IR Loan Servicing, Inc. 1,200 SIAM A&C CO., LTD. 30,746
6. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 706,379 million yen at the end of the accounting period. This included a total of 452,378 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. 7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 6,281 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 24,928 millions of yen. Under the policies stipulated in Japan's tax laws, 12,571 millions of yen of this amount would be classified as loans overdue by three months or more, 3,285 million yen as restructured loans and 9,071 million yen as loans no longer in arrears.	6. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 761,747 million yen at the end of the accounting period. This included a total of 517,947 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. 7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,982 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 23,775 millions of yen. Under the policies stipulated in Japan's tax laws, 11,371 millions of yen of this amount would be classified as loans overdue by three months or more, 5,145 million yen as restructured loans and 7,258 million yen as loans no longer in arrears.

Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)

Prior fiscal year (As of March 31, 2004)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(9,280) 9,280	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,703) 36,632	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(14,209) 1,638	Loans other than the above that are overdue by three months or more
Restructured loans	(35,489) 32,204	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(70,683) 79,754	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

8. Financial assets received as freely disposable securities

The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as short-term loans)

79,996 million yen

Market value of marketable securities purchased at the end of the fiscal year.

79,792 million yen

9. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with two financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	276,967
Amount of borrowing	28,880
Unused amount	248,087

10. Limitation on dividend

The amount of net asset is increased by 5,799 million yen due to revaluation of asset into market value which regulated by commercial rule code No. 124-3

This fiscal year (As of March 31, 2005)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,377) 8,377	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,534) 35,310	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(12,717) 1,345	Loans other than the above that are overdue by three months or more
Restructured loans	(41,323) 36,177	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(73,952) 81,210	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

8. Financial assets received as freely disposable securities

The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as short-term loans)

59,994 million yen

Market value of marketable securities purchased at the end of the fiscal year.

59,853 million yen

9. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with three financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	277,182
Amount of borrowing	23,880
Unused amount	253,302

10. Limitation on dividend

The amount of net asset is increased by 6,384 million yen due to revaluation of asset into market value which regulated by commercial rule code No. 124-3

Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)
11. —	11. New shares issue Issue form Third party allocation Number of new shares issued 14,000,000 common shares Issue price 6,650yen per share Amount included in capital 3,325 yen per share
12. Retirement of treasury stock Shares 1,002,600 Purchased amount 3,771 million yen	12. —

(9)Notes to Non-Consolidated Statements of Income

<table>
<tr><th>Prior fiscal year
(From April 1, 2003 to March 31, 2004)</th><th>This fiscal year
(From April 1, 2004 to March 31, 2005)</th></tr>
<tr><td>1. Other principal financial income
(Millions of yen)
Interest on deposits 7
Interest on loans 11</td><td>1. Other principal financial income
(Millions of yen)
Interest on deposits 4
Interest on loans 14</td></tr>
<tr><td>2. Principal financial expenses
(Millions of yen)
Interest paid 17,469
Interest on straight bonds 5,599
Bond issue expenses 198</td><td>2. Principal financial expenses
(Millions of yen)
Interest paid 14,513
Interest on straight bonds 4,953
Bond issue expenses 142</td></tr>
<tr><td>3. Principal items of operating expenses
(Millions of yen)
Advertising expenses 13,989
Provision bad debts 128,251
Provision for loss on guaranteed loans receivables 1,865
Bad debts write-offs 5,358
Salaries 27,760
Retirement benefit expenses 4,704
Provision for directors' and corporate auditors' retirement benefits 58
Welfare expenses 3,894
Lease 13,591
Depreciation expenses 4,779
Fees 24,556</td><td>3. Principal items of operating expenses
(Millions of yen)
Advertising expenses 16,025
Provision bad debts 99,582
Provision for loss on guaranteed loans receivables 2,880
Salaries 28,485
Retirement benefit expenses 3,100
Provision for directors' and corporate auditors' retirement benefits 57
Welfare expenses 3,564
Lease 12,861
Depreciation expenses 4,698
Fees 27,773</td></tr>
<tr><td>4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows;
(Millions of yen)
Interest income 709
Dividends received 143
Other non-operating income 88
Total 942</td><td>4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows;
(Millions of yen)
Interest income 636
Dividends received 97
Other non-operating income 75
Total 808</td></tr>
<tr><td>5. Breakdown of gains on sales of fixed assets
(Millions of yen)
Buildings 0
Structures 0
Equipment and furniture 0
Total 0</td><td>5. Vehicles and delivery equipment represents gains on sales of fixed assets</td></tr>
</table>

Prior fiscal year (From April 1, 2003 to March 31, 2004)

6. Breakdown of loss on sales of fixed assets

(Millions of yen)

Buildings	61	<44>
Structures	1	< -- >
Equipment and fixture	0	< -- >
Land	229	<144>
Total	292	<188>

Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.

7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below

(Millions of yen)

Buildings	407
Structures	202
Equipment and fixture	66
Total	676

8. —

This fiscal year (From April 1, 2004 to March 31, 2005)

6. Breakdown of loss on sales of fixed assets

(Millions of yen)

Buildings	2
Structures	0
Vehicles and delivery equipment	1
Equipment and fixture	17
Land	7
Telephone rights	0
Total	29

7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below

(Millions of yen)

Buildings	549
Structures	224
Equipment and fixture	294
Total	1,068

8. The Company has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Hyogo Sanda City	Welfare/ Leisure Facilities	Land and Buildings etc.
Hyogo Kinosaki-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Hokkaido Abuta-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Osaka City Nishiyodogawa-ku	Store	Buildings and Leasehold
Iwate Iwate-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Inasa-gun	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

Prior fiscal year (From April 1, 2003 to March 31, 2004)	This fiscal year (From April 1, 2004 to March 31, 2005)
	(3) Process through which impairment was recognized We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Calculation of recovery price (Millions of yen) Buildings 86 Structures 7 Land 945 Leasehold 54 Total 1,094 (5) Calculation of recovery price The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.
9. Breakdown of loss on revaluation of investments in affiliates (Millions of yen) Tokyo-Mitsubishi Cash One Ltd. 5,950 ASCOT CO., LTD. 76 Total 6,026	9. —
10. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 43 Provision for default of golf club memberships 217 Loss on liquidation of investment in trusted real property 241 Temporary amortization of long-term prepaid expenses 27 Total 529	10. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 0 Provision for default of golf club memberships 20 Loss on sales of golf club memberships 0 Loss on liquidation of investment in trusted real property 78 Loss on sales of long-term prepaid expenses 0 Temporary amortization of long-term prepaid expenses 30 Total 131
11. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.	11. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.

(10) Notes to Lease Transactions

Prior fiscal year (From April 1, 2003 to March 31, 2004)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	191	120	71
Equipment and furniture	7,041	3,935	3,106
Total	7,233	4,055	3,177

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,598
More than 1 year	1,636
Total	3,235

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,966
Equivalent of depreciation	1,860
Equivalent of interest payable	89

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

This fiscal year (From April 1, 2004 to March 31, 2005)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment:	176	96	79
Equipment and furniture	4,826	3,100	1,725
Total	5,002	3,197	1,805

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,023
More than 1 year	817
Total	1,841

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,686
Equivalent of depreciation	1,605
Equivalent of interest payable	59

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

(8) Marketable Securities (Subsidiary and affiliate stock)

Prior non-consolidated fiscal year (from April 1, 2003 to March 31, 2004)
There is no subsidiary and affiliate stock for which market prices are available.

This non-consolidated fiscal year (from April 1, 2004 to March 31, 2005)
There is no subsidiary and affiliate stock for which market prices are available.

(11) Notes to the Method of Tax Effect Accounting

	Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)
1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities	(Millions of yen)	(Millions of yen)
Deferred tax assets		
Nondeductible write-offs of bad debts	12,954	12,804
Amount exceeding the tax limit for the provision for bad debt allowance	26,833	16,954
Allowance for loss on guaranteed loan receivables	758	1,171
Amount exceeding the tax limit for the provision for accrued bonuses	1,359	1,749
Allowance for directors' and corporate auditors' retirement benefits	352	290
Unrecognized accrued interest income	514	452
Accrued enterprise tax	2,310	2,065
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	100	126
Amount exceeding the tax limit for the amortization of software application	6,446	6,562
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	286	303
Nondeductible devaluation of marketable securities	135	232
Unrecognized valuation loss on golf club memberships	181	162
Impairment loss		444
Others	227	586
Total deferred tax assets	52,463	43,909
Valuation allowance	(328)	(405)
Total deferred tax assets	52,134	43,504
Deferred tax liabilities		
Change in valuation of other marketable securities	3,978	4,380
Charge for prepaid pension expenses	768	627
Total deferred tax liabilities	4,747	5,008
Balance of deferred tax assets	47,387	38,496

Prior fiscal year (As of March 31, 2004)

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.

3. Amended amount of deferred tax assets and deferred tax liabilities by modification of corporation tax rate

"Revised Local Tax Law" was proclaimed on March 31, 2003. and "Assessment by Estimation on the Basis of The Size of Business" system will be introduced from fiscal year ending March 31, 2005. This new system will be part of corporation tax, and statutory tax rate for deferred tax assets in current assets and deferred tax liabilities in current liabilities was changed from this fiscal year. As a result, the amount of deferred tax assets (excluding deferred tax liabilities) is decreased by 205 million yen. The amount of deferred income tax and change in valuation of other marketable securities are increased by 205 million yen and 0 million yen respectively.

This fiscal year (As of March 31, 2005)

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.

3. —

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment \ Term	Prior fiscal year (From April 1, 2003 to March 31, 2004)		This fiscal year (From April 1, 2004 to March 31, 2005)		Change	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
Financial business	Interest on loans receivable	379,332	% 92.1	372,389	% 92.5	(6,943)	% (1.8)
	Unsecured loans	370,985	90.1	364,991	90.6	(5,993)	(1.6)
	Consumers	370,894	90.1	364,944	90.6	(5,950)	(1.6)
	Commercials	90	0.0	47	0.0	(43)	(47.7)
	Secured loans	8,347	2.0	7,397	1.9	(949)	(11.4)
	Fees from Installments	19,514	4.7	15,369	3.8	(4,144)	(21.2)
	Credit card	5,714	1.4	6,113	1.5	399	7.0
	Installment sales finance	13,799	3.3	9,255	2.3	(4,543)	(32.9)
	Fees from guarantee business	4,503	1.1	6,871	1.7	2,367	52.6
Other business	Sales	735	0.2	158	0.0	(577)	(78.5)
Others Segment	Other financial income	18	0.0	19	0.0	0	3.2
	Other operating income	7,695	1.9	7,927	2.0	232	3.0
	Collection of bad debts deducted	6,083	1.5	6,103	1.5	19	0.3
	Others	1,611	0.4	1,824	0.5	212	13.2
Total		411,799	100.0	402,734	100.0	(9,064)	(2.2)

Note: Sales amount of "ACOM MasterCard®" is included in the "credit card."

(2) Other statistics

(a) Receivables outstanding at year-end

(Millions of yen)

Item \ Term	Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)	Amount of change	Percentage
Loans receivable outstanding	1,612,799	1,601,773	(11,025)	% (0.7)
Unsecured loans	1,548,616	1,545,493	(3,123)	(0.2)
Consumers	1,548,274	1,545,295	(2,978)	(0.2)
Commercials	341	197	(144)	(42.3)
Secured loans	64,183	56,280	(7,902)	(12.3)
Installment receivable outstanding	45,973	48,853	2,880	6.3
Credit Card	45,941	48,833	2,892	6.3
Other	31	19	(11)	(37.2)
Installment sales finance business	113,934	70,014	(43,919)	(38.5)

(b) Number of customer accounts

Item \ Term	Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)	Amount of change	Percentage
				%
Loan business	2,954,073	2,902,916	(51,157)	(1.7)
Unsecured loans	2,940,345	2,890,353	(49,992)	(1.7)
Consumers	2,939,945	2,890,120	(49,825)	(1.7)
Commercials	400	233	(167)	(41.8)
Secured loans	13,728	12,563	(1,165)	(8.5)
Credit card busienss	1,064,699	1,192,175	127,476	12.0
Credit card	1,064,492	1,191,975	127,483	12.0
Other	207	200	(7)	(3.4)
Installment sales finance business	387,261	284,782	(102,479)	(26.5)

Note: 1. Loan business: The number of loan accounts with loan balance outstanding
2. Credit card business: Cardholder of ACOM MasterCard®
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and CD/ATM

Item \ Term	Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)	Amount of change	Percentage
				%
Number of outlets	1,707	1,794	87	5.1
Loan business outlets	1,699	1,785	86	5.1
Staffed	381	324	(57)	(15.0)
Unstaffed	1,318	1,461	143	10.8
QUICK MUJIN Machines	—	38	38	—
Installment sales finance business	8	9	1	12.5
Number of MUJINKUN outlets (machines)	1,692 <1,691>	1,745 <1,744>	53	3.1
Number of CD/ATM	76,282	81,736	5,454	7.1
Proprietary	1,961	1,891	(70)	(3.6)
Open 365 days / year	1,957	1,888	(69)	(3.5)
Open 24 hours / day	1,705	1,662	(43)	(2.5)
Tie-up	74,321	79,845	5,524	7.4
Others	8,424	8,684	260	3.1

Note: "QUICK MUJIN" is a simple-type automatic loan application machine which enables customers spend less time at MUJINKUN outlets. It is possible to set up QUICK MUJIN by lower cost and more space-saving.

(d) Others

Item \ Term	Prior fiscal year (As of March 31, 2004)	This fiscal year (As of March 31, 2005)	Amount of change	Percentage
				%
Number of employees	4,238	4,096	(142)	(3.4)
Allowance for bad debts (Millions of yen)	129,400	122,400	(7,000)	(5.4)
Allowance for loss on guaranteed loans receivable (Millions of yen)	1,865	2,880	1,015	54.4
Bad debt write-off (Millions of yen)	112,598	108,446	(4,151)	(3.7)

8. Change in Officers

(1) Change in representative directors

Representatives scheduled for retirement (as of June 23, 2005)

Deputy Chairman: Masanao Kato

Scheduled to be Special Advisor of ACOM CO., LTD.

(2) Changes in other officers

Candidates for Directors (as of June 23, 2005)

Director: Yuji Ohashi (Currently: Senior Managing Director of The Mitsubishi Trust and Banking Corporation)

Director: Satoru Tomimatsu (currently: Executive Managing Officer of ACOM CO., LTD.)

EXHIBIT 1



April 20, 2005

Notice Concerning the Revision of the Forecast for the Year-end Dividend
for the Fiscal Year Ended March 31, 2005

The Board of Directors of ACOM CO., LTD. has decided at its meeting on April 20, 2005 to revise the forecast for the year-end dividend per share for the fiscal year ended March 31, 2005. It is scheduled that the decision is subject to the resolution adopted at the forthcoming 28th Ordinary General Meeting of Shareholders to be held at the end of June 2005.

1. Reason for the Revision

With regard to dividend policy, it is ACOM's basic policy to continue to pay dividend on a consistent basis, taking into consideration the economic financial situation and our own performance.

Therefore, in order to respond our shareholders' support with the consideration of the full-year forecasts of this fiscal year, we revise the year-end dividend per share to 55 yen, an increase of 10 yen from previous forecast of 45 yen.

2. Contents of the Revision

	Interim dividend per share	Year-end dividend per share	Annual dividend per share
Previous forecast (November 1, 2004)	45 yen	45 yen	90 yen
Revised forecast	45 yen	55 yen	100 yen
(Reference) Dividend per share in previous fiscal year (FY2003)	40 yen	40 yen	80 yen